As filed with the Securities and Exchange Commission on April 4, 2017

Registration No. 333-216320

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No.1
to
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Gardner Denver Holdings, Inc.
(Exact name of registrant as specified in its charter)

Delaware	3560	46-2393770
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

222 East Erie Street, Suite 500
Milwaukee, Wisconsin 53202
Telephone: 414-212-4700
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Andrew Schiesl, Esq.
General Counsel
222 East Erie Street, Suite 500
Milwaukee, Wisconsin 53202
Telephone: 414-212-4700
(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Richard Fenyes, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017-3954 (212) 455-2000	Marc Jaffe, Esq. Ian Schuman, Esq. Latham & Watkins LLP 885 Third Avenue New York, New York 10022-4834 (212) 906-1200

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Common stock, par value $0.01 per share	$100,000,000	$11,590

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes the aggregate offering price of shares of common stock that the underwriters have the option to purchase. See “Underwriting (Conflicts of Interest).”
(3)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated April 4, 2017.

PRELIMINARY PROSPECTUS

          Shares

Gardner Denver Holdings, Inc.
Common Stock

This is an initial public offering of shares of common stock of Gardner Denver Holdings, Inc. We are offering           shares of our common stock.

Prior to this offering, there has been no public market for our common stock. We currently expect that the initial public offering price of our common stock will be between $          and $          per share. We intend to apply to list our common stock on           under the symbol “         ”.

After the completion of this offering, affiliates of Kohlberg Kravis Roberts & Co. L.P. will continue to control a majority of the voting power of our common stock. As a result, we will be a “controlled company” within the meaning of the corporate governance standards of the applicable stock exchange. See “Principal Stockholders.”

Investing in our common stock involves risk. See “Risk Factors” beginning on page 17 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission (the “SEC”), nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to us(1)	$	$
(1)	See “Underwriting (Conflicts of Intereset)” for additional information regarding underwriting compensation.

To the extent that the underwriters sell more than           shares of our common stock, the underwriters have the option to purchase up to an additional           shares from us at the initial public offering price, less the underwriting discounts and commissions, within 30 days of the date of this prospectus.

The underwriters expect to deliver the shares against payment in New York, New York on or about          , 2017.

KKR

Prospectus dated          , 2017.

You should rely only on the information contained in this prospectus or in any free writing prospectus that we authorize to be delivered to you. We and the underwriters have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may provide you. We are offering to sell, and seeking offers to buy, these securities only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the securities. Our business, financial condition, results of operations and prospects may have changed since that date.

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MARKET, RANKING AND OTHER INDUSTRY DATA

In addition to the industry, market and competitive position data referenced throughout this prospectus that are prepared from our own internal estimates relying on our management’s knowledge and experience in the markets in which we operate and our research, some market data and other statistical information used throughout this prospectus are based in part upon information provided by independent research and advisory firms, none of which have been commissioned by us, but for certain of which we have paid a subscription fee. Third-party industry publications, studies and surveys generally state that they have been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. Our management’s knowledge and experience, in turn, are based on information obtained from our customers, distributors, suppliers, trade and business organizations and other contacts in the markets we operate. We are responsible for all of the disclosure in this prospectus and while we believe that each of the publications, studies and surveys used throughout this prospectus are prepared by reputable sources, neither we nor the underwriters have independently verified market and industry data from third-party sources. While we believe our internal company research and estimates are reliable, such research and estimates have not been verified by any independent source. In addition, assumptions and estimates of our and our industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors.” These and other factors could cause our future performance to differ materially from our assumptions and estimates. See “Special Note Regarding Forward-Looking Statements.”

TRADEMARKS, SERVICE MARKS AND TRADE NAMES

This prospectus contains some of our trademarks, trade names and service marks, including, among others, CompAir, Elmo Rietschle, Emco Wheaton, Gardner Denver, Nash, Robuschi and Thomas. Each one of these trademarks, trade names or service marks is either (i) our registered trademark, (ii) a trademark for which we have a pending application or (iii) a trade name or service mark for which we claim common law rights. All other trademarks, trade names or service marks of any other company appearing in this prospectus belong to their respective owners. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus are presented without the TM, SM and ® symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and trade names.

BASIS OF PRESENTATION

Unless otherwise indicated or the context otherwise requires, the financial statements and other data in this prospectus reflect the consolidated business and operations of Gardner Denver Holdings, Inc. and its consolidated subsidiaries, including Gardner Denver, Inc., its principal operating subsidiary. Unless the context otherwise requires, all references herein to “Gardner Denver,” the “Company,” “we,” “our” or “us” refer to Gardner Denver Holdings, Inc. and its consolidated subsidiaries. References in this prospectus to the “Sponsor” or “KKR & Co.” are to Kohlberg Kravis Roberts & Co. L.P.

All references to years in this prospectus, unless otherwise noted, refer to our fiscal years, which end on December 31.

Amounts in this prospectus are presented in U.S. dollars rounded to the nearest million, unless otherwise noted. Amounts in our consolidated financial statements included in this prospectus are presented in U.S. dollars rounded to the nearest thousand, unless otherwise noted. Accordingly, numerical figures shown as totals in various tables may not be arithmetic aggregations of the figures that precede them. The accounting policies set out in the audited consolidated financial statements contained elsewhere in this prospectus have been consistently applied to all periods presented.

ii

PROSPECTUS SUMMARY

This summary highlights certain significant aspects of our business and this offering. This is a summary of information contained elsewhere in this prospectus, is not complete and does not contain all of the information that you should consider before making your investment decision. You should carefully read the entire prospectus, including the information presented under the sections entitled “Risk Factors” and “Special Note Regarding Forward-Looking Statements” and the consolidated financial statements and the notes thereto, before making an investment decision. This summary contains forward-looking statements that involve risks and uncertainties.

Our Company

We are a leading global provider of mission-critical flow control and compression equipment and associated aftermarket parts, consumables and services, which we sell across multiple attractive end-markets within the industrial, energy and medical industries. We manufacture one of the broadest and most complete ranges of compressor, pump, vacuum and blower products in our markets, which, combined with our global geographic footprint and application expertise, allows us to provide differentiated product and service offerings to our customers. Our products are sold under a collection of premier, market-leading brands, including Gardner Denver, CompAir, Nash, Emco Wheaton, Robuschi, Elmo Rietschle and Thomas, which we believe are globally recognized in their respective end-markets and known for product quality, reliability, efficiency and superior customer service. These attributes, along with over 155 years of engineering heritage, generate strong brand loyalty for our products and foster long-standing customer relationships, which we believe have resulted in leading market positions within each of our operating segments. We have sales in more than 175 countries and our diverse customer base utilizes our products across a wide array of end-markets that have favorable near- and long-term growth prospects, including industrial manufacturing, energy (with particular exposure to the North American upstream land-based market), transportation, medical and laboratory sciences, food and beverage packaging and chemical processing. For the year ended December 31, 2016, we generated revenue of $1,939.4 million, a net loss of $31.3 million and Adjusted EBITDA of $400.7 million. For a reconciliation of Adjusted EBITDA to net loss, see Note (2) under “—Summary Historical Consolidated Financial and Other Data.”

Our products and services are critical to the processes and systems in which they are utilized, which are often complex and function in harsh conditions where the cost of failure or downtime is high. However, our products and services typically represent only a small portion of the costs of the overall system. As a result, our customers place a high value on our application expertise, product reliability and the responsiveness of our service. We support our customers globally with 37 key manufacturing facilities, more than 30 complementary service and repair centers across six continents and approximately 6,200 employees worldwide as of December 31, 2016.

The process-critical nature of our product applications, coupled with the standard wear and tear replacement cycles associated with the usage of our products, generates opportunities to support customers with our broad portfolio of aftermarket parts, consumables and services. Customers place a high value on minimizing any time their operations are offline. As a result, the availability of replacement parts and our repair and support services are key components of our value proposition, and our large installed base of products provides a recurring revenue stream through our aftermarket parts, consumables and services offerings. Our aftermarket revenue is significant, representing 35% of total revenue and approximately 40% of our combined Industrials and Energy segments’ revenue.

We were acquired by an affiliate of our Sponsor on July 30, 2013 (the “KKR Transaction”) and have undergone a significant transformation since that date. From 2014 to 2016, our transformation significantly improved our underlying operating performance, enabling us to achieve Segment Adjusted EBITDA Margins in excess of 20% across all segments in 2016, notwithstanding the decline in our revenues from $2,570 million to $1,939 million, which was driven by the significant downturn in the upstream energy market and currency volatility during that period. Our senior leadership team, led by our CEO Vicente Reynal, has been reconstituted and expanded, which we believe brought together deep expertise from leading global industrial organizations. In addition, 45% of our top 100 business managers, including the senior management team, have joined since the KKR Transaction, which we believe added significant new levels of talent to our leadership team. As part of our transformation, we also reorganized our Company into three business segments because of the unique sales drivers and market characteristics of each. Together, our Industrials, Energy and Medical segments create a diverse portfolio with exposure to highly attractive end-markets, significant aftermarket revenues, upside from an upstream energy recovery and positive secular trends across all segments.

	Industrials Segment	Energy Segment	Medical Segment
2016 Segment Revenue	$1,082 million	$628 million	$229 million
2016 Segment Adjusted EBITDA	$218 million	$144 million	$62 million
2016 Segment Adjusted EBITDA Margin	20.1%	22.9%	27.1%
•	Industrials (56% of 2016 total revenue): We design, manufacture, market and service one of the broadest portfolios of air compression, vacuum and blower products, including associated aftermarket parts, consumables and services, across a wide array of technologies and applications for use in diverse end-markets. We believe our ability to support custom industrial application needs from nearly full vacuum to approximately 7,000 pounds per square inch (psi) pressure levels makes us a partner of choice for many of our long-standing customers. Our large installed base also provides for a significant stream of recurring aftermarket revenue, which often cumulatively exceeds the original cost of the product.
•	Energy (32% of 2016 total revenue): We design, manufacture, market and service a diverse range of positive displacement pumps, including drilling pumps and hydraulic fracturing pumps (“frac pumps”), liquid ring vacuum pumps, compressors and integrated systems, engineered fluid loading and transfer equipment and associated aftermarket parts, consumables and services. The highly engineered products offered by our Energy segment serve customers across upstream, midstream and downstream energy markets, as well as petrochemical processing, transportation and general industrial sectors. Many of the products in our Energy segment are highly aftermarket-intensive in nature, with some applications, such as certain products we sell into upstream energy, for which the cumulative aftermarket revenue stream can be multiples of the cost of the original pump.
•	Medical (12% of 2016 total revenue): We design, manufacture and market a broad range of highly specialized gas, liquid and precision syringe pumps that are specified by medical equipment suppliers and integrated into their final equipment for use in applications such as oxygen therapy, blood dialysis, patient monitoring, laboratory sterilization and wound treatment, among others. We offer a comprehensive product portfolio across a breadth of technologies to address the medical and laboratory sciences pump and fluid handling industry, as well as a range of end-use vacuum products for laboratory science applications, and we recently expanded into liquid pumps and automated liquid handling components and systems.

Our business is diversified across geographic regions, end-markets and type of product specification:

(1)	Our geographic regions are grouped into North and South America (the “Americas”); Europe, Middle East and Africa (“EMEA”); and Asia Pacific (“APAC”).
(2)	The classification of end-markets for sales made through independent distributors (rather than through direct sales to end-users) is based on an assessment of the distribution channels through which such sales are made.

Our top priority since the completion of the KKR Transaction has been the transformation of our business, which we have driven by investing in our corporate and business leadership team, expanding our commercial reach, improving our operational capabilities and creating a performance-oriented organization. As a result, we significantly improved our underlying operating performance and, we believe, have laid the foundation for ongoing value creation. Some examples of the improvement achieved from 2014 to 2016 include:

•	growing our Energy and Medical Segment Revenue by mid-single digit growth rates, excluding in each case the impact of the significant downturn in the upstream energy market and currency volatility;
•	growing Segment Adjusted EBITDA and meaningfully expanding Segment Adjusted EBITDA Margins each year across all of our segments, excluding the impact of the significant downturn in the upstream energy market and currency volatility;
•	successfully reducing corporate costs not allocated to our segments from $47.3 million in 2014 to $22.7 million in 2016, representing a 52% reduction in corporate overhead costs;
•	strengthening our customer service and connectivity by transitioning our sales team and realigning our product engineering and marketing teams in our Industrials segment into an integrated, global product and customer management structure;
•	transforming our upstream energy offering from being predominantly a pump manufacturer into a full service solutions provider that offers high quality, locally accessible aftermarket support; and
•	expanding our Industrials segment aftermarket revenues as a percentage of Industrials Segment Revenue from approximately 33% in 2014 to 35% in 2016.

We believe the establishment and continued execution of our operational and strategic growth initiatives have positioned our Company for substantial revenue and Adjusted EBITDA growth with continued potential to expand margins.

Our Industries and Products

We operate in the global markets for flow control and air compression products for the industrial, energy and medical industries. Our highly engineered products and proprietary technologies are focused on serving specialized applications within these attractive and growing industries.

Industrials

Our Industrials segment designs, manufactures, markets and services a broad range of air compression, vacuum and blower products across a wide array of technologies and applications. Compression products are used to create varying levels of pressure in order to power machinery, industrial tools, material handling systems and automated equipment. Vacuum products create a range of pressures below atmospheric levels that are critical to many industrial and manufacturing processes such as drying, packaging, forming and aeration. Blower products are utilized to convey high volumes of air and gas at various flow rates and at low pressures, facilitating processes such as waste water aeration, biogas upgrading and conveying, pneumatic transport and dehydration.

Almost every manufacturing and industrial facility, and many service and process industry applications, use air compression, vacuum and blower products in a variety of process-critical applications. Within each of our compression, vacuum and blower product categories, we offer one of the broadest ranges of technologies in the market. The breadth and depth of our product offering creates incremental business opportunities by allowing us to cross-sell our full product portfolio and uniquely address customers’ needs in one complete solution.

Compression Technologies	Vacuum Technologies	Blower Technologies
• Rotary Screw	• Liquid Ring	• Rotary Lobe
• Reciprocating Piston	• Claw	• Screw
• Scroll	• Screw	• Claw & Vane
• Rotary Vane	• Rotary Vane	• Turbo
• Centrifugal	• Side Channel	• Side Channel & Radial

We continue to build on our strong competitive positions across our Industrials product categories. According to Frost & Sullivan, we currently maintain a top three position in the global industrial air compressor market, which is estimated to be a $12.5 billion industry. Furthermore, our management believes that we hold a leading position in our addressable portion of the global markets for vacuum products and blower products.

The mission-critical nature of our industrial products across manufacturing processes drives a demand environment and outlook that are highly correlated with global and regional industrial production, capacity utilization and long-term GDP growth. In the United States and Europe, we are poised to continue benefiting from expected growth in real GDP according to the International Monetary Fund (the “IMF”), along with an expected rebound in industrial production activity in 2017 and 2018 according to the U.S. Energy Information Administration (the “EIA”). In APAC, despite recent deceleration, GDP growth remains robust, and we believe that we are well-positioned to benefit from future growth in the region, which is estimated by the IMF to be a multiple of anticipated growth in the Americas and EMEA through 2018.

Furthermore, key industry trends that we believe will drive continued growth for our Industrials business are: (i) continuing customer desire for innovation and new technologies; (ii) increasing demand for service and monitoring; (iii) growing focus on comprehensive solutions and total life cycle cost; (iv) rising need for adaptability of products to accommodate new applications; and (v) increasing customer expectations for product reliability combined with superior customer service, quick aftermarket support and regular maintenance to reduce downtime.

Energy

Our Energy segment is one of the largest suppliers of equipment and associated aftermarket parts, consumables and services for the energy market applications that we serve, spanning upstream (petroleum exploration and production), midstream (transport, storage and wholesale marketing of petroleum products), downstream (refining, marketing and distribution of petroleum products) and petrochemical end-markets. The high cost of failure in these applications makes quality and reliability key purchase criteria for end-users and drives demand for our highly engineered and differentiated products.

Upstream

Our sales to upstream energy end-markets consist of positive displacement pumps, fluid ends and other aftermarket parts, consumables and services that are used in oil and gas drilling, hydraulic fracturing and well servicing applications. We believe we are exposed to some of the highest growth market drivers in the context of an upstream energy recovery, particularly in the North American land-based market. First, a significant number of frac pumps were put into service during 2011 and 2012, the replacement of which, we believe, has been deferred beyond typical useful lives due to the recent downturn in upstream energy. We believe that this wave of needed replacements, coupled with widespread deferred maintenance on installed frac pumps, will drive demand in the near-term and over the next several years independent of an upstream energy recovery, and will provide an additional tailwind of growth in the context of such a recovery.

Furthermore, secular industry trends are driving increased demand for and utilization of newer, fit-for-purpose equipment that is highly engineered for demanding applications, and are increasing the frequency of replacement, refurbishment and upgrade cycles of pumping equipment. As a result of an improvement in crude oil prices and the threshold oil and gas prices at which wells are profitable to drill, an increased number of drilling rigs have reentered the market in 2016, which we expect to continue to drive growth. In turn, the associated usage of aftermarket parts and consumables used in drilling and hydraulic fracturing activity is also increasing. The number of wells drilled is growing at a faster rate than active rig count, with each active rig drilling more unconventional wells per unit of time than previously experienced. In addition, each unconventional well, on average, is being drilled with longer lateral well sections, or laterals, and more hydraulic fracturing stages per lateral length. Greater volumes of proppant (particles, such as sand, treated sand or ceramic materials, which operators mix with fluid to hold fissures open during the hydraulic fracturing process) are being used per length of lateral. As a result, multiple industry trends are independently driving demand for frac pumps and frequently replaced aftermarket parts, notably fluid ends, and associated consumables, resulting in a growth profile that is exposed to, but also meaningfully more robust than, underlying growth in active rig count.

Midstream and Downstream

Sales to midstream and downstream energy end-markets consist of liquid ring vacuum pumps and compressors and integrated systems, engineered fluid loading and transfer equipment and associated aftermarket parts and services. We focus on two basic types of midstream and downstream energy equipment: fluid transfer equipment and liquid ring vacuum pumps and compressors, which are employed in the midstream and downstream markets, respectively.

The U.S. midstream industry’s capital expenditures could exceed $50 billion in 2017, according to The INGAA Foundation, Inc. In addition, according to Petrochemical Update, North American downstream industry capital expenditures are expected to reach $14.5 billion in 2017 and $17.3 billion in 2018, with the maintenance capital expenditure portion for U.S. refineries estimated to increase 39% in 2017 to a total of $1.3 billion. These large investments in midstream and downstream energy end-markets are expected to drive sales of our equipment and future sales of aftermarket parts and services as these facilities age. Further, deferred maintenance of downstream energy infrastructure is expected to drive increased future sales of our replacement products and aftermarket parts and services. Our midstream and downstream products are positioned to capitalize on these large and secularly growing applications, which provide relatively stable demand with attractive, long-term growth potential above GDP.

Petrochemical

Sales to petrochemical end-markets consist of vacuum and compression process systems, both of which are used in harsh, continuous-duty applications.

Demand for our petrochemical industry products correlates with growth in the development of new petrochemical plants as well as activity levels therein, which drive demand for aftermarket parts and services on our market-leading installed base of equipment. According to the American Chemistry Council, U.S. chemical industry capital spending is expected to grow at a 7.5% compound annual growth rate (“CAGR”) from 2016 to 2018. Advancements in the development of unconventional oil and natural gas resources in North America over the past decade have resulted in the abundant availability of locally-sourced natural gas as feedstock for petrochemical plants in North America, supporting long-term growth. In addition, new petrochemical plants are becoming larger and more complex, driving increased demand for more equipment.

Key trends for the Energy segment end-markets include:

Upstream	Midstream and Downstream	Petrochemical
•   Deferred capital expenditures and frac     pump replacement cycle
•   Greater percentage of higher-
    specification drilling rigs (79% in
    2016 vs. 53% in 2010)(1)
•   Growth in U.S. land rig count
    compared to the rest of the world (31%
    U.S. land rig growth vs. 6% for the rest
    of the world on a cumulative basis
    expected through the fourth quarter of
    2017)(2)
•   More wells drilled per rig per year, with
    increasing lateral lengths per well
•   Growth in (and increasing profitability
    of) hydraulic fracturing activity
•   Increased hydraulic fracturing intensity
    (5.0 frac stages per 1,000 ft. expected in
    2017 vs. 3.9 in 2014)(2)
•   Greater volume of proppant used per
    length of lateral

•   Increased production (12% rise in U.S.
    oil and gas production from December
    2013 to December 2016)
•   Increased transportation of hydrocarbons
•   Deferred maintenance capital
    expenditures
•   Inclusion in initial specifications and
    increased size of projects
•   Increased environmental regulations
    creating higher cost of spillage and
    other environmental exposures
•   Petroleum products export growth

•   Increased production (U.S. chemical
    capital spending expected to reach
    $65 billion by 2021 – three times 2010
    spending)(3)
•   Inclusion in initial specifications and
    increased size of projects
•   Abundant availability of locally-sourced
    oil and natural gas as feedstock, due to
    increased domestic U.S. production

(1)	Baker Hughes, Inc., February 10, 2017
(2)	Spears & Associates, Inc., February 2017
(3)	American Chemistry Council, June 2016

Medical

The Medical segment designs, manufactures and markets a broad range of flow control products for the durable medical equipment, laboratory vacuum and automated liquid handling end-markets. Key technologies include gas, liquid and precision syringe pumps and compressors and automated liquid handling systems. We have established a history of innovation that enables us to work closely with our customers to create highly customized flow control solutions for their unique applications. These products are mission-critical in the ultimate device in which they are deployed and remain a key component over the entire life cycle of the end products. The regulated market structure and nature of long-tenured customer relationships enables us to have a highly visible, recurring revenue stream from key customers.

We are one of the largest product suppliers in the medical markets we serve. Based on internal estimates, the durable medical equipment pump market represents approximately a $1.2 billion opportunity globally and can be divided into two primary sub-markets: gas pumps and liquid pumps. We estimate the size of the global gas pump market to be approximately $700 million and we estimate the liquid pump market to be a $450 million market globally. Liquid pumps transfer and meter both neutral and chemically aggressive fluids. Further, we believe that overall demand for flow control products and services in the medical space will benefit from attractive secular growth trends, including: (i) aging demographics requiring greater access to medical care; (ii) growth in emerging economies with increased awareness of medical services and greater availability of treatment options; (iii) rising investment in health solutions and safety infrastructures driving demand for medical pump products; (iv) stronger demand for higher healthcare efficiency requiring premium and high performance systems; and (v) increasing demand for durable medical equipment providing significant opportunity for pump products to be incorporated into new applications.

Our Business Transformation from Operational Execution and Strategic Investment

Our top priorities since the KKR Transaction have been creating a performance-driven organization and ensuring superior execution of our operating initiatives in order to transform our business and realize step-change improvements in our commercial and operational capabilities, financial characteristics and performance, pace of innovation and customer service. To support our business transformation, significant investment was dedicated to transformation initiatives across the Company’s three segments, primarily directed toward funding the Company’s growth strategies, further implementation of operational process efficiency actions and permanently reducing operating costs through structural reorganization changes.

Within the Industrials segment, we created an integrated salesforce and established a centralized demand generation team that allows us to maximize revenues across brands, customer accounts and geographies. We also strengthened our customer connectivity by realigning our product engineering and marketing teams into a single global product management structure, and have increased innovation via our new product management process. Furthermore, we significantly increased our profitability by optimizing our footprint and achieving structural cost reductions from back office and administrative areas.

Within the Energy segment, we transformed our upstream energy offering from being predominantly a pump manufacturer into a full-service solutions provider that offers high quality and locally accessible aftermarket support throughout the life cycle of our products. We invested significantly in our sales personnel, marketing strategy, supply chain and manufacturing capabilities, which will allow us to serve our customers better with greater profitability. In particular, we nearly doubled our sales personnel for upstream energy markets since 2012 and increased our service center footprint by 160%, which now covers approximately 85% of U.S. land-based activity. As a result, we believe that we will be even better positioned to capture market share and grow revenues and Segment Adjusted EBITDA independent of an upstream energy recovery, while positioning ourselves to realize significantly increased sales, profitability and customer responsiveness in the context of such a recovery.

The Medical segment was established as a standalone and strategic business in 2013 to accelerate growth, profitability and focused innovation. We upgraded our salesforce and enhanced demand generation efforts to better serve our customers and capture new business, including our recent expansion into automated liquid handling components and systems. Additionally, we also expanded the segment profitability by improving our global sourcing and supply chain strategies and optimizing our global footprint.

The significant operational improvements resulting from the execution of our business transformation initiatives have strengthened performance within each of our segments. We believe the establishment and continued execution of our operational and strategic growth initiatives has positioned our Company for substantial future revenue and Adjusted EBITDA growth, as well as margin expansion.

Our Competitive Strengths

Market Leadership with Strong Brand Portfolio and Reputation Built over 155 Years

With a deep heritage of more than 155 years of leading engineering and application expertise, we believe our portfolio of highly engineered products and proprietary technologies is among the most trusted and recognized in the industry. Our product portfolio is sold under more than 20 well-respected brands, most notably Gardner Denver, CompAir, Nash, Emco Wheaton, Robuschi, Elmo Rietschle and Thomas. By utilizing a multi-brand go-to-market strategy, we leverage each specific brand’s leading market position in well-defined market segments or geographies. We believe each brand’s reputation for superior quality, reliability, efficiency and responsiveness, along with the often application-critical nature of our products within our customers’ operations, enhances our competitive position in the marketplace and is difficult to replicate given the length of time over which these brand reputations have developed. The strength of our brand portfolio is demonstrated by our leading global market share positions. We believe we have leading market positions within each of our operating segments.

Comprehensive Portfolio of Highly Engineered, Innovative and Application-Critical Equipment

We design, manufacture, market and service a broad array of application-critical flow control and compression equipment for customers seeking targeted solutions for specialized end-markets. Our products typically are part of large, complex systems and represent mission-critical components in the context of the broader systems in which they are utilized. In addition, our products often operate in harsh environments and specialized, precision applications such as in regulated end-markets, where customers require products capable of reliable performance in complex processes. Furthermore, while our products typically represent a low relative cost in the context of the broader applications in which they are employed, the high cost of failure in these applications makes quality and reliability key purchase criteria for end-users and drives demand for highly engineered and differentiated products. As a result, our customers value our product offerings on the basis of superior quality, reliability, efficiency and advanced technology. In addition, we believe the fact that we offer one of the broadest ranges of compressor, pump, vacuum and blower products in our markets allows us to provide differentiated product and service offerings to our customers, and creates incremental business opportunities by enabling us to cross-sell our full product portfolio. Finally, our product engineering teams are continuously enhancing our existing products and developing new applications to strengthen relationships with our growing base of customers that require advanced solutions.

Installed Base and Growing Aftermarket Platform Drives Highly Profitable Recurring Revenues

Our large installed base of products in our Industrials and Energy segments drives demand for recurring aftermarket revenue streams. Due to the critical applications in which our products are used and the high cost of failure or equipment downtime for our customers, we benefit from a consistent and time-sensitive demand for our portfolio of aftermarket parts, as well as service and repair capabilities. In the Industrials segment for example, on average, the life expectancy of a compressor is between 10 and 12 years. However, a customer typically services the compressor at regular intervals, starting within the first two years of purchase and continuing throughout the life of the product. The cumulative aftermarket revenue generated by a compressor over the product’s life cycle will typically exceed its original cost. In the Energy segment, for example, fluid ends, which are key aftermarket parts used in hydraulic fracturing operations, represent approximately 30% of the original cost of the pump and need to be replaced approximately four times per year on each operating pump (depending on the basin and operating nature of the hydraulic fracturing fleet). Other aftermarket parts, such as plungers, and consumables, such as valves, seats and packing, are replaced on even shorter time frames, creating aftermarket opportunities which, in aggregate, are often multiples of the cost of the original pump. Aftermarket sales in 2016 represented approximately 40% of our aggregate Industrials and Energy segments’ revenue.

Diversified Business with Attractive End-markets

Our revenue and earnings are diversified by product, geography, end-market and customer. In addition, we are well-positioned to benefit from secular trends in large, attractive developed economies and fast-growing emerging markets. We believe that our balanced revenue base across end-markets and exposure to early-, mid- and late-cycle growth drivers, along with the specialty nature of the applications on which we focus, enables us to reduce volatility in earnings across economic cycles. Many of our customers operate in attractive end-markets that benefit from secular trends including: (i) continued developed and emerging market growth and infrastructure build; (ii) accelerating land-based U.S. energy activity; (iii) efficiency driven upgrades of industrial systems; (iv) increasing demand for healthcare; (v) increasing complexity of oil and gas extraction; (vi) demand for improved water quality and access; and (vii) heightened environmental regulations. Our value-added services over the life cycle of our products reinforce our customer relationships and position our business for continued growth.

Expertise, Footprint and Expanded Product Portfolio to Capture Recovery in Upstream Energy

Our Energy business manufactures pumps and associated aftermarket parts and consumables used in oil and gas drilling, hydraulic fracturing and well servicing applications. Furthermore, our upstream energy service network now covers approximately 85% of active U.S. land drilling activity as a result of our investment in a 160% increase in our service and repair facility locations since 2012. Even during the recent upstream energy industry downturn, when many of our competitors were closing facilities and cutting back investments, we continued investing in our capabilities within the energy markets. As a result of our investments, as well as our estimated leading global frac pump market position based on new unit sales over the past three years, we believe that we will be even better positioned to capture market share and grow revenues and Segment Adjusted EBITDA independent of an upstream energy recovery, while positioning ourselves to realize significantly increased sales, profitability and customer responsiveness in the context of such a recovery.

Highly Attractive Financial Profile

We participate in markets with attractive near- and long-term growth trends, and our business generates strong Adjusted EBITDA margins. For the year ended December 31, 2016, each of our segments had Segment Adjusted EBITDA margins above 20%: 20.1% in our Industrials segment, 22.9% in our Energy segment and 27.1% in our Medical segment. The power of our financial profile is evidenced by the Company maintaining approximately the same Adjusted EBITDA margins from 2014 to 2016, despite significant headwinds from external market factors, including the oil and gas depression and foreign exchange. Our financial profile and cash flow generation are further enhanced by our low capital requirements, as demonstrated by our capital expenditures averaging approximately 3% of revenues over the last three years. Our margin profile and low capital intensity have resulted in strong and stable free cash flows that we believe will enable us to continue to reduce our indebtedness, deploy our capital to fund strategic initiatives to drive innovation and organic growth opportunities and finance value-enhancing acquisitions. We believe that our financial profile, which has been enhanced by our business transformation, reflects a strong and attractive business with potential for significant earnings growth over time.

Strength of Our Diverse, Long-Standing Customer Relationships

We serve a large number of well-established blue-chip customers who are globally recognized in the industries in which they operate, as well as regional and local customers, across a wide array of end-markets. In 2016, no single customer represented more than 2% of our total revenues, and our top 10 customers represented less than 10% of total revenues. We are known for product quality, reliability, efficiency and superior customer service. These attributes, along with over 155 years of engineering heritage, generate strong brand loyalty for our products and foster long-standing customer relationships, as highlighted by the fact that our top 10 customers have been with the Company for an average of 26 years.

Strategically Positioned Global Manufacturing Footprint

We have one of the most extensive manufacturing and service networks in the industry with 37 key manufacturing facilities and an expansive network of more than 30 complementary service and repair centers across six continents. We believe our extensive manufacturing and service footprint is a competitive advantage that allows us to source new business, provide superior customer service and more efficiently develop new products to serve our customers’ needs. Our expansive global footprint also allows us to optimize our manufacturing cost structure, by combining local manufacturing assets with the capability to leverage our footprint in lower cost geographies. We believe our worldwide presence enables us to provide timely and responsive support to our customers, many of whom operate internationally, and to capitalize on growth opportunities in both developed and emerging markets. Because of the critical nature of the applications in which our products are used, expedient response times are important to capturing and retaining our customers’ business.

Proven Strategy to Drive Operational Excellence

Our top priorities since the KKR Transaction have been creating a performance-driven culture and ensuring superior execution of our operating initiatives in order to transform our business and realize step-change improvements in our commercial and operational capabilities, financial characteristics and performance, pace of innovation and customer service. The implementation of our operational excellence initiatives has significantly improved our performance. We view operational excellence as a holistic approach to continuous improvement that spans our entire organization from manufacturing to sales and marketing to customer service. We believe this approach will drive strong revenue and earnings growth.

Highly Experienced Management Team with Track Record of Success

We invested in attracting a high-caliber senior management team with an average of 23 years of experience in relevant industries. In addition, 45% of our top 100 business managers, including the senior management team, have joined the Company since the KKR Transaction, which we believe added a significant new level of talent to our leadership team. We believe our current management team comprises individuals with the extensive operational, financial and managerial experience needed to effectively navigate the key opportunities and challenges facing our business today and has been responsible for developing and executing our business transformation. Our management team has a demonstrated track record of growth via operational improvements and strategic growth initiatives, and we believe that we have a strong, deep bench of talented leaders who are well-positioned to continue driving the Company towards profitable growth and margin expansion.

Our Growth Strategies

We intend to continue to drive shareholder value through the pursuit of best-in-class financial performance, consistent improvement in profitability and our ability to develop and retain world-class talent. Across all three of our segments, our comprehensive strategy to drive strong revenue and earnings growth is centered on five primary objectives: (i) enhancing commercial leadership by expanding our sales and service presence, adding product line adjacencies and accelerating our innovation funnel; (ii) driving aftermarket sales penetration of our large installed base; (iii) further improving our competitive position with our customers through salesforce effectiveness programs; (iv) executing our operational excellence initiatives to streamline our cost structure and support margin expansion, including through manufacturing footprint optimization, administrative expense efficiency and strategic sourcing; and (v) pursuing acquisitions focused on bolstering our product offerings and/or geographic or market presence. Specifically, we intend to focus on four primary growth strategies.

Accelerate Industrials Growth through Salesforce Effectiveness and Innovation and Drive Continued Margin Expansions by Focusing on Operational Excellence

Our salesforce effectiveness initiatives continue to support our ability to be increasingly responsive to our customers and cross-sell our comprehensive portfolio of market-leading products and services into existing and new applications. In addition, our demand generation platform allows for increased connectivity with our customer base, as we are utilizing integrated technology to develop more actionable leads for our salesforce. Over time, we expect these efforts to enhance product awareness and generate new customer wins. We also expect to expand our market share by growing in key emerging markets, specifically Asia, the Middle East and South America, which were previously underserved regions for the Industrials segment. In addition, the redesigned approach to product management within the Industrials segment is resulting in a greater pace of innovation leading to a growing pipeline of new products that we expect to commercialize over the coming years. Supplementing our commercial and innovation efforts is a focus on continued margin expansion. We are building upon our global operational excellence programs with a distinct focus on simplifying the way we conduct business. We believe we have significant potential for near- and long-term revenue and earnings growth and margin expansion through the continued execution of these initiatives.

Capitalize on Transformative Investments in Our Energy Segment and Benefit from a Recovery in Key Energy Markets

We optimized our Energy segment footprint and business model to sustain profitability while enhancing the upside of our earnings capacity in an upstream energy recovery. As a result of our substantial investment in the capabilities of our upstream energy business, we believe that we significantly increased our addressable market and overall earnings capacity relative to like-for-like activity levels in the 2014 and prior time period. Independent of an upstream energy recovery, we believe that we are poised to capture favorable trends including pent-up demand for repairs and new parts due to deferred maintenance during the downturn, a significant wave of replacement demand from pumps installed over five years ago and share gain due to our enhanced presence and new product capabilities. In the context of an upstream energy recovery, we believe that these factors will contribute to driving even more growth upside than from the activity growth alone, and that we will generate substantially more revenue and profitability given our increased earnings capacity and operational improvements, such as the expansion of our service network. In the midstream, downstream and process industries, we believe our business will benefit from attractive long-term secular trends, including the increased global movement of hydrocarbons and other liquid commodities and expanded capacity of process industries.

Accelerate Growth and Enhance Market Share and Industry Presence of Our Medical Segment

We strategically invested in our Medical segment in order to expand sales and profitability. We believe a combination of our enhanced sales force, improved demand creation and recently implemented CRM platform, combined with our global manufacturing and sales footprint, will continue to position our Company to expand market share. Building on our strength in gas pump applications, we recently expanded into the liquid pump and automated liquid handling markets to gain share in sizable markets that were previously unaddressed by us. We view this space as an attractive adjacency to our existing strategy and one in which we are able to capture share in line with current operations in the gas pump market, building momentum and scale for our Medical business.

Pursue Complementary Acquisitions

In addition to our organic initiatives for each of our segments, we plan to pursue select strategic acquisition opportunities as part of our growth strategy. Our markets are fragmented and there is opportunity for continued consolidation within our industrial, energy and medical markets. Based on management estimates, approximately half of each such market consists of smaller players who maintain less than 5% market share. We have consistently employed a disciplined approach to acquisitions focused on opportunities that (i) strengthen our existing portfolio through the addition of new technologies, (ii) allow us to establish new flow control platforms in attractive markets, (iii) enhance our aftermarket offerings, (iv) grow our presence in strategic geographies, such as select emerging markets and/or (v) provide opportunity to realize synergies while expanding or strengthening our capabilities.

Risks Related to Our Business and this Offering

Investing in our common stock involves substantial risk, and our ability to successfully operate our business is subject to numerous risks. Risk factors related to our business include the following:

•	We have exposure to the risks associated with instability in the global economy and financial markets, which may negatively impact our revenues, liquidity, suppliers and customers.
•	More than half of our sales and operations are in non-U.S. jurisdictions and we are subject to the economic, political, regulatory and other risks of international operations.
•	Our revenues and operating results, especially in the Energy segment, depend on the level of activity in the energy industry, which is significantly affected by volatile oil and gas prices.
•	Our results of operations are subject to exchange rate and other currency risks. A significant movement in exchange rates could adversely impact our results of operations and cash flows.
•	Potential governmental regulations restricting the use of hydraulic fracturing could reduce demand for our products.
•	We face competition in the markets we serve, which could materially and adversely affect our operating results.
•	Large or rapid increases in the cost of raw materials and component parts, substantial decreases in their availability, or our dependence on particular suppliers of raw materials and component parts could materially and adversely affect our operating results.
•	Our operating results could be adversely affected by a loss or reduction of business with key customers or consolidation or the vertical integration of our customer base.
•	Our ongoing and expected restructuring plans and other cost savings initiatives may not be as effective as we anticipate, and we may fail to realize the cost savings and increased efficiencies that we expect to result from these actions. Our operating results could be negatively affected by our inability to effectively implement such restructuring plans and other cost savings initiatives.

•	Our success depends on our executive management and key personnel.
•	If we are unable to develop new products and technologies, our competitive position may be impaired, which could materially and adversely affect our sales and market share.

Any of the factors set forth under “Risk Factors” may limit our ability to successfully execute our business strategy. You should carefully consider all of the information set forth in this prospectus and, in particular, should evaluate the specific factors set forth under “Risk Factors” in deciding whether to invest in our common stock.

Corporate History and Information

On July 30, 2013, we were acquired by an affiliate of the Sponsor, pursuant to an agreement and plan of merger among Gardner Denver Holdings, Inc. (formerly known as Renaissance Parent Corp.), Renaissance Acquisition Corp. and Gardner Denver, Inc. Total cash consideration payable in connection with the KKR Acquisition was approximately $3.8 billion. Gardner Denver Holdings, Inc. was incorporated in Delaware on March 1, 2013 by affiliates of the Sponsor.

Our principal executive offices are located at 222 East Erie Street, Milwaukee, Wisconsin 53202, Suite 500. The telephone number of our principal executive offices is (414) 212-4700. Our Internet address is www.gardnerdenver.com. Information on our web site is not incorporated by reference into this prospectus and does not constitute part of this prospectus.

About Our Sponsor

Founded in 1976 and led by Henry Kravis and George Roberts, KKR & Co. is a leading investment firm with $129.6 billion in assets under management as of December 31, 2016. With offices around the world, KKR & Co. manages assets through a variety of investment funds and accounts covering multiple asset classes. KKR & Co. seeks to create value by bringing operational expertise to its portfolio companies and through active oversight and monitoring of its investments. KKR & Co. complements its investment expertise and strengthens interactions with investors through its client relationships and capital markets platforms. KKR & Co. has been an active investor in the U.S. industrials sector since 2010, having acquired Capsugel, Capital Safety, Gardner Denver, The Crosby Group and CHI Overhead Doors for an aggregate purchase price of approximately $9.1 billion and total equity capital invested of approximately $3.6 billion. KKR & Co. L.P. is publicly traded on The New York Stock Exchange (NYSE: KKR).

The Offering

Common stock offered by us
    shares.
Option to purchase additional shares of common stock
We have granted the underwriters a 30-day option from the date of this prospectus to purchase up to     additional shares of our common stock at the initial public offering price, less underwriting discounts and commissions.
Common stock to be outstanding immediately after this offering

    shares (or     shares if the underwriters exercise in full their option to purchase additional shares).
Use of proceeds
We estimate that our net proceeds from the sale of the common stock that we are offering, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $    million (or approximately $    million, if the underwriters exercise in full their option to purchase additional shares), based on an assumed initial public offering price of $    per share, which is the mid-point of the estimated price range set forth on the cover page of this prospectus. For sensitivity analysis as to the offering price and other information, see “Use of Proceeds.”

We intend to use the net proceeds from this offering to repay certain indebtedness.

Risk factors
See “Risk Factors” beginning on page 17 and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.
Dividend policy
After completion of this offering, we do not intend to pay cash dividends on our common stock. We may, in the future, decide to pay dividends on our common stock, subject to the discretion of our board of directors and other factors. In the event we decide to pay dividends in the future, our ability to pay dividends will be limited by covenants in our Senior Secured Credit Facilities (as defined below) and the indenture governing our Senior Notes (as defined below). See “Dividend Policy” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Description of Indebtedness.”
Conflicts of Interest
Affiliates of our Sponsor beneficially own (through investment in KKR Renaissance Aggregator L.P.) in excess of 10% of our issued and outstanding common stock. Because KKR Capital Markets LLC, an affiliate of our Sponsor, is an underwriter and affiliates of our Sponsor beneficially own in excess of 10% of our issued and outstanding common stock, KKR Capital Markets LLC is deemed to have a “conflict of interest” under Rule 5121 (“Rule 5121”) of the Financial Industry Regulatory Authority, Inc.

(“FINRA”). Accordingly, this offering is being made in compliance with the requirements of Rule 5121. Pursuant to that rule, the appointment of a “qualified independent underwriter” is not required in connection with this offering as the underwriters primarily responsible for managing the public offering do not have a conflict of interest, are not affiliates of any underwriter that has a conflict of interest and meet the requirements of paragraph (f)(12)(E) of Rule 5121. See “Underwriting (Conflicts of Interest).”

Proposed     ticker symbol
“   ”

The number of shares of our common stock to be outstanding after this offering is based on the number of shares of our common stock outstanding as of    , 2017 and excludes:

•	shares of common stock issuable upon the exercise of options outstanding as of at a weighted average exercise price of $ per share granted under our 2013 Stock Incentive Plan (the “2013 Stock Incentive Plan”); and
•	shares of common stock issuable upon the exercise of stock appreciation rights (“SARs”) outstanding as of at a weighted average strike price of $ per share granted under the 2013 Stock Incentive Plan.

Unless we indicate otherwise or the context otherwise requires, this prospectus reflects and assumes the following:

•	the filing and effectiveness of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws immediately prior to the consummation of this offering;
•	an initial public offering price of $ per share, the mid-point of the estimated offering price range set forth on the cover of this prospectus;
•	our -for-one reverse split of our common stock, which will occur prior to the consummation of this offering; and
•	no exercise by the underwriters of their option to purchase additional shares of our common stock.

Summary Historical Consolidated Financial and Other Data

Set forth below is our summary historical consolidated financial and other data as of the dates and for the periods indicated. The summary historical financial data as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014 have been derived from our audited consolidated financial statements and related notes thereto included elsewhere in this prospectus, and the summary historical financial data as of December 31, 2014 have been derived from our historical consolidated financial statements not included in this prospectus. The results of operations for any period are not necessarily indicative of the results to be expected for any future period. See “Risk Factors” and the notes to our consolidated financial statements included elsewhere in this prospectus.

The summary historical consolidated financial and other data should be read in conjunction with, and are qualified by reference to, “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and related notes thereto included elsewhere in this prospectus.

	Year Ended December 31,
(in millions)	2016		2015		2014(1)
Consolidated Statements of Operations:
Revenues		$1,939.4		$2,126.9		$2,570.0
Cost of sales		1,222.7		1,347.8		1,633.2
Gross profit		716.7		779.1		936.8
Selling and administrative expenses		414.3		427.0		476.0
Amortization of intangible assets		124.2		115.4		113.3
Impairment of goodwill		—		343.3		220.6
Impairment of other intangible assets		25.3		78.1		14.4
Other operating expense, net		48.6		20.7		64.3
Operating income (loss)		104.3		(205.4)		48.2
Interest expense		170.3		162.9		164.4
Other income, net		(2.8)		(1.6)		(3.3)
Loss before income taxes		(63.2)		(366.7)		(112.9)
(Benefit) provision for income taxes		(31.9)		(14.7)		23.0
Net loss		(31.3)		(352.0)		(135.9)
Less: Net income (loss) attributable to noncontrolling interests		5.3		(0.8)		(0.9)
Net loss attributable to Gardner Denver Holdings, Inc.		$(36.6)		$(351.2)		$(135.0)

Loss per share, basic and diluted	$		$		$
Weighted average shares, basic and diluted	$		$		$

Statement of Cash Flow Data:
Cash flows – operating activities		$165.6		$172.1		$141.8
Cash flows – investing activities		(82.1)		(84.0)		(155.4)
Cash flows – financing activities		(43.0)		(35.0)		(3.7)

Balance Sheet Data (at period end):
Cash and cash equivalents		$255.8		$228.3		$184.2
Total assets		4,316.0		4,462.0		5,107.1
Total liabilities		4,044.2		4,056.5		4,218.5
Total stockholders’ equity		271.8		405.5		888.6

Other Financial Data:
Adjusted EBITDA(2)		$400.7		$418.9		$537.6
Adjusted Net Income(2)		133.6		128.1		229.9
Capital expenditures		74.4		71.0		73.5
Free Cash Flow(2)		91.2		101.1		68.3
(1)	Debt issuance costs have been reclassified in the period ended December 31, 2014 from total assets to total liabilities in accordance with ASU 2015-13 to conform with the presentation the periods ended December 31, 2016 and December 31, 2015.
(2)	We report our financial results in accordance with generally accepted accounting principles in the United States (“GAAP”). To supplement this information, we also use the following measures in this prospectus: “Adjusted EBITDA,” “Adjusted Net Income” and “Free Cash Flow.” Management believes that Adjusted EBITDA and Adjusted Net Income are helpful supplemental measures to assist us and investors in evaluating our operating results as they exclude certain items whose fluctuation from period to period do not necessarily correspond to changes in the operations of our business. Adjusted EBITDA represents net (loss) income before interest, taxes, depreciation and amortization, as further adjusted to exclude certain non-cash, non-recurring and other adjustment items. We believe that the adjustments applied in presenting Adjusted EBITDA are appropriate to provide additional information to investors about certain material non-cash items and about non-recurring items that we do not expect to continue at the same level in the future. Adjusted Net Income is defined as net income (loss) including interest, depreciation and amortization of non-acquisition related intangible assets and excluding other items used to calculate Adjusted EBITDA and further adjusted for the tax effect of these exclusions.

We use Free Cash Flow to review the liquidity of our operations. We measure Free Cash Flow as cash flows from operating activities less capital expenditures. We believe Free Cash Flow is a useful supplemental financial measure for us and investors in assessing our ability to pursue business opportunities and investments and to service our debt. Free Cash Flow is not a measure of our liquidity under GAAP and should not be considered as an alternative to cash flows from operating activities.
As a result, we and our board of directors regularly use these measures as tools in evaluating our operating and financial performance and in establishing discretionary annual compensation. Such measures are provided in addition to, and should not be considered to be a substitute for, or superior to, the comparable measure under GAAP. In addition, we believe that Adjusted EBITDA, Adjusted Net Income and Free Cash Flow are frequently used by investors, analysts and other interested parties in the evaluation of issuers, many of which also present Adjusted EBITDA, Adjusted Net Income and Free Cash Flow when reporting their results in an effort to facilitate an understanding of their operating and financial results and liquidity.
Adjusted EBITDA, Adjusted Net Income and Free Cash Flow should not be considered as alternatives to net income (loss) or other performance measures calculated in accordance with GAAP, or as alternatives to cash flow from operating activities as a measure of our liquidity. Adjusted EBITDA, Adjusted Net Income and Free Cash Flow have limitations as analytical tools, and you should not consider such measures either in isolation or as substitutes for analyzing our results as reported under GAAP.
Set forth below are the reconciliations of net loss to Adjusted EBITDA and Adjusted Net Income and cash flows from operating activities to Free Cash Flow.
	Year Ended December 31,
(in millions)	2016	2015	2014
Net loss	$(31.3)	$(352.0)	$(135.9)
Plus:
Interest expense	170.3	162.9	164.4
(Benefit) provision for income taxes	(31.9)	(14.7)	23.0
Depreciation expense	48.5	47.6	47.1
Amortization expense(a)	124.2	115.4	113.3
Impairment of goodwill and other intangible assets(b)	25.3	421.4	235.0
Sponsor fees(c)	4.8	4.6	3.7
Restructuring and related business transformation costs(d)	78.7	31.4	36.6
Acquisition related expenses and non-cash charges(e)	4.3	4.8	9.8
Environmental remediation loss reserve(f)	5.6	—	—
Other adjustments(g)	2.2	(2.5)	40.6
Adjusted EBITDA	$400.7	$418.9	$537.6
Minus:
Interest expense	170.3	162.9	164.4
Income tax provision, as adjusted(h)	34.7	71.9	91.7
Depreciation expense	48.5	47.6	47.1
Amortization of non-acquisition related intangible assets	13.6	8.4	4.5
Adjusted Net Income	$133.6	$128.1	$229.9
Free Cash Flow
Cash flows – operating activities	$165.6	$172.1	$141.8
Minus:
Capital expenditures	74.4	71.0	73.5
Free Cash Flow	$91.2	$101.1	$68.3
(a)	Represents $110.6 million, $107.0 million and $108.8 million of amortization of intangible assets arising from the KKR Transaction and other acquisitions (customer relationships and trademarks) and $13.6 million, $8.4 million and $4.5 million of amortization of non-acquisition related intangible assets, in each case for 2016, 2015 and 2014, respectively.
(b)	Represents non-cash charges for impairment of goodwill and other intangible assets.
(c)	Represents management fees paid to our Sponsor pursuant to a monitoring agreement. In connection with the offering, the monitoring agreement will be terminated in accordance with its terms. See “Certain Relationships and Related Party Transactions—Arrangements with Our Sponsor—Monitoring Agreement.”

(d)	Restructuring and related business transformation costs consist of the following:
	Year Ended December 31,
(in millions)	2016	2015	2014
Restructuring charges	$32.9	$4.7	$5.9
Severance, sign-on, relocation and executive search costs	22.4	18.4	15.5
Facility reorganization, relocation and other costs	8.7	1.6	0.4
Information technology infrastructure transformation	2.3	—	—
Losses (gains) on asset and business disposals	0.1	(4.5)	1.0
Consultant and other advisor fees	9.7	10.1	13.8
Other, net	2.6	1.1	—
Total restructuring and related business transformation costs	$78.7	$31.4	$36.6
(e)	Represents costs associated with successful and/or abandoned acquisitions, including third-party expenses, post-closure integration costs and non-cash charges and credits arising from fair value purchase accounting adjustments.
(f)	Represents estimated environmental remediation costs and losses relating to a former production facility.
(g)	Includes (i) foreign exchange gains and losses, (ii) non-cash impact of net LIFO reserve adjustments, (iii) effects of amortization of prior service costs and amortization of gains in pension and other postemployment benefits (OPEB) expense, (iv) certain legal and compliance costs, (v) shareholder litigation settlement loss ($30.0 million in 2014), (vi) costs to exit and settle loss contracts ($10.1 million in 2014) and (vii) other miscellaneous adjustments.
(h)	Represents our income tax provision adjusted for the tax effect of pre-tax items excluded from Adjusted Net Income and the removal of the applicable discrete tax items. The tax effect of pre-tax items excluded from Adjusted Net Income is computed using the statutory tax rate related to the jurisdiction that was impacted by the adjustment after taking into account the impact of permanent differences and valuation allowances. Discrete tax items include changes in tax laws or rates, changes in uncertain tax positions relating to prior years and changes in valuation allowances.

Income tax provisions, as adjusted for each of the periods presented below consists of the following:

	Year Ended December 31,
(in millions)	2016	2015	2014
(Benefit) provision for income taxes	$(31.9)	$(14.7)	$23.0
Tax impact of pre-tax income adjustments	71.8	76.7	70.9
Discrete tax items	(5.2)	9.9	(2.2)
Income tax provision, as adjusted	$34.7	$71.9	$91.7

RISK FACTORS

An investment in our common stock involves risk. You should carefully consider the following risks as well as the other information included in this prospectus, including “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes thereto, before investing in our common stock. Any of the following risks could materially and adversely affect our business, financial condition or results of operations. The selected risks described below, however, are not the only risks facing us. Additional risks and uncertainties not currently known to us or those we currently view to be immaterial may also materially and adversely affect our business, financial condition or results of operations. In such a case, the trading price of the common stock could decline and you may lose all or part of your investment.

Risks Related to Our Business

We have exposure to the risks associated with instability in the global economy and financial markets, which may negatively impact our revenues, liquidity, suppliers and customers.

Our financial performance depends, in large part, on conditions in the markets we serve and on the general condition of the global economy, which impacts these markets. Any sustained weakness in demand for our products and services resulting from a contraction or uncertainty in the global economy could adversely impact our revenues and profitability.

In addition, we believe that many of our suppliers and customers access global credit markets to provide liquidity, and in some cases, utilize external financing to purchase products or finance operations. If our customers are unable to access credit markets or lack liquidity, it may impact customer demand for our products and services.

Furthermore, our products are sold in many industries, some of which are cyclical and may experience periodic contractions. For example, weakness in upstream energy activity in North America significantly impacted our business in 2015 and 2016. Cyclical weakness in the industries that we serve could adversely affect demand for our products and affect our profitability and financial performance.

More than half of our sales and operations are in non-U.S. jurisdictions and we are subject to the economic, political, regulatory and other risks of international operations.

For the year ended December 31, 2016, approximately 64% of our revenues were from customers in countries outside of the United States. We have manufacturing facilities in Germany, the United Kingdom, China, Finland, Italy, India and other countries. We intend to continue to expand our international operations to the extent that suitable opportunities become available. Non-U.S. operations and United States export sales could be adversely affected as a result of: political or economic instability in certain countries; differences in foreign laws, including increased difficulties in protecting intellectual property and uncertainty in enforcement of contract rights; credit risks; currency fluctuations, in particular, changes in currency exchange rates between the U.S. dollar, Euro, British Pound and the Chinese Renminbi; exchange controls; changes in tariff restrictions; significant changes in import/export trade restrictions; royalty and tax increases; nationalization of private enterprises; civil unrest and protests, strikes, acts of terrorism, war or other armed conflict; shipping products during times of crisis or war; and other factors inherent in foreign operations.

In addition, our expansion into new countries may require significant resources and the efforts and attention of our management and other personnel, which will divert resources from our existing business operations. As we expand our business globally, our success will depend, in large part, on our ability to anticipate and effectively manage these risks associated with our international operations.

Our revenues and operating results, especially in the Energy segment, depend on the level of activity in the energy industry, which is significantly affected by volatile oil and gas prices.

Demand for certain products of our Energy segment, particularly in the upstream energy market, depends on the level of activity in oil and gas exploration, development and production, and is primarily tied to the number of working and available drilling rigs, number of wells those rigs drill annually, the amount of hydraulic fracturing horsepower required on average to fracture each well and, ultimately, oil and natural gas prices overall. The energy market is volatile as the worldwide demand for oil and natural gas fluctuates. Generally, when worldwide demand or our customers’ expectations of future prices for these commodities are depressed, the demand for our products used in drilling and recovery applications is reduced. Other factors, including availability of quality drilling prospects, exploration success, relative production costs and political and regulatory environments are also expected to affect the demand for our products. Worldwide military, political and economic events have in the past contributed to oil and gas price volatility and are likely to do so in the future. Accordingly, our operating results for any particular period are not necessarily indicative of the operating results for any future period as the markets for our products have historically experienced volatility. In particular, orders in the Energy segment have historically corresponded to demand for oil and gas and petrochemical products and have been influenced by prices and inventory levels for oil and natural gas, rig count, number of wells those rigs drill annually, the amount of hydraulic fracturing horsepower required on average to fracture each well and other economic factors which we cannot reasonably predict. The Energy segment generated approximately 32% of our consolidated revenues for the year ended December 31, 2016.

Our results of operations are subject to exchange rate and other currency risks. A significant movement in exchange rates could adversely impact our results of operations and cash flows.

We conduct our business in many different currencies. A significant portion of our revenue, approximately 61% for the year ended December 31, 2016, is denominated in currencies other than the U.S. dollar. Accordingly, currency exchange rates, and in particular unfavorable movement in the exchange rates between U.S. dollars and Euros, British Pounds and Chinese Renminbi, affect our operating results. The effects of exchange rate fluctuations on our future operating results are unpredictable because of the number of currencies in which we do business and the potential volatility of exchange rates. We are also subject to the risks of currency controls and devaluations. Although historically not significant, if currency controls were enacted in countries where the Company generates significant cash balances, these controls may limit our ability to convert currencies into U.S. dollars or other currencies, as needed, or to pay dividends or make other payments from funds held by subsidiaries in the countries imposing such controls, which could adversely affect our liquidity. Currency devaluations could also negatively affect our operating margins and cash flows.

Potential governmental regulations restricting the use, and increased public attention to and litigation regarding the impacts, of hydraulic fracturing or other processes on which it relies could reduce demand for our products.

Oil and natural gas extracted from unconventional sources, such as shale, tight sands and coal bed methane, frequently requires hydraulic fracturing. Recent initiatives to study, regulate or otherwise restrict hydraulic fracturing and processes on which it relies, such as water disposal, as well as litigation over hydraulic fracturing impacts, could adversely affect some of our customers and their demand for our products, which could have a material adverse effect on our business, results of operations and financial condition.

For example, although hydraulic fracturing currently is generally exempt from regulation under the U.S. Safe Drinking Water Act’s (“SDWA”) Underground Injection Control program and is typically regulated by state oil and natural gas commissions or similar agencies, several federal agencies have asserted regulatory authority over certain aspects of the process. These include, among others, a number of regulations issued and other steps taken by the U.S. Environmental Protection Agency (“EPA”) over the last five years, including its New Source Performance Standards issued in 2012, its June 2016 rules establishing new emissions standards for methane and additional standards for volatile organic compounds from certain new, modified and reconstructed equipment and processes in the oil and natural gas source category and its June 2016 rule prohibiting the discharge of wastewater from onshore unconventional oil and natural gas extraction facilities to publicly owned wastewater treatment plants; and the federal Bureau of Land Management (“BLM”) rule in March 2015 that established new or more stringent standards relating to hydraulic fracturing on federal and American Indian lands (which in June 2016 was ruled to be outside of the BLM’s authority by a U.S. federal judge, a decision that the BLM under the Obama administration appealed). While the newly appointed EPA administrator and the Trump administration more generally have indicated their interest in scaling back or rescinding regulations (including the BLM rule referred to above) that inhibit the development of the U.S. oil and gas industry, it is difficult to predict the extent to which such policies will be implemented or the outcome of any litigation challenging such implementation.

Moreover, some states and local governments have adopted, and other governmental entities are considering adopting, regulations that could impose more stringent requirements on hydraulic fracturing operations. For example, Texas, Colorado and North Dakota among others have adopted regulations that impose new or more stringent permitting, disclosure, disposal and well construction requirements on hydraulic fracturing operations. States could also elect to prohibit high volume hydraulic fracturing altogether, following the approach taken by the State of New York in 2015. Local land use restrictions, such as city ordinances, may restrict drilling in general and hydraulic fracturing in particular. Some state and federal regulatory agencies have also recently focused on a connection between the operation of injection wells used for oil and natural gas waste disposal and seismic activity. Similar concerns have been raised that hydraulic fracturing may also contribute to seismic activity. In March 2016, the United States Geological Survey identified six states with the most significant hazards from induced seismicity, including Oklahoma, Kansas, Texas, Colorado, New Mexico and Arkansas. In light of these concerns, some state regulatory agencies have modified their regulations or issued orders to address induced seismicity. For example, in December 2016, the Oklahoma Corporation Commission’s Oil and Gas Conservation Division (the “OCC Division”) and the Oklahoma Geologic Survey released well completion seismicity guidance, which requires operators to take certain prescriptive actions, including mitigation, following anomalous seismic activity within 1.25 miles of hydraulic fracturing operations; and in February 2017, the OCC Division issued an order limiting future increases in the volume of oil and natural gas wastewater injected into the ground in an effort to reduce earthquakes in the state. Ongoing lawsuits have also alleged that disposal well operations have caused damage to neighboring properties or otherwise violated state and federal rules regulating waste disposal. Increased regulation and attention given to induced seismicity could lead to greater opposition to, and litigation concerning, oil and natural gas activities utilizing hydraulic fracturing or injection wells for waste disposal.

We face competition in the markets we serve, which could materially and adversely affect our operating results.

We actively compete with many companies producing similar products. Depending on the particular product and application, we experience competition based on a number of factors, including price, quality, performance and availability. We compete against many companies, including divisions of larger companies with greater financial resources than we possess. As a result, these competitors may be both domestically and internationally better able to withstand a change in conditions within the markets in which we compete and throughout the global economy as a whole.

In addition, our ability to compete effectively depends on how successfully we anticipate and respond to various competitive factors, including new competitors entering our markets, new products and services that may be introduced by competitors, changes in customer preferences, pricing pressures and new government regulations. If we are unable to anticipate our competitors’ development of new products and services, identify customer needs and preferences on a timely basis, or successfully introduce new products and services or modify existing products and service offerings in response to such competitive factors, we could lose customers to competitors. If we cannot compete successfully, our sales and operating results could be materially and adversely affected.

Large or rapid increases in the cost of raw materials and component parts, substantial decreases in their availability or our dependence on particular suppliers of raw materials and component parts could materially and adversely affect our operating results.

Our primary raw materials, directly and indirectly, are cast iron, aluminum and steel. We also purchase a large number of motors and, therefore, also have exposure to changes in the price of copper, which is a primary component of motors. We have long-term contracts with only a few suppliers of key components. Consequently, we are vulnerable to fluctuations in prices of such raw materials. Factors such as supply and demand, freight costs and transportation availability, inventory levels of brokers and dealers, the level of imports and general economic conditions may affect the price of raw materials. In addition, we use single sources of supply for certain iron castings, motors and other select engineered components that are critical in the manufacturing of our products. From time to time in recent years, we have experienced disruptions to our supply deliveries for raw materials and component parts and may experience further supply disruptions. Any such disruption could have a material adverse effect on our ability to timely meet our commitments to customers and, therefore, our operating results.

Our operating results could be adversely affected by a loss or reduction of business with key customers or consolidation or the vertical integration of our customer base.

We derive revenue from certain key customers, in particular with respect to our oilfield service products and services. The loss or reduction of significant contracts with any of these key customers could result in a material decrease of our future profitability and cash flows. In addition, the consolidation or vertical integration of key customers may result in the loss of certain customer contracts or impact demand or competition for our products. Any changes in such customers’ purchasing practices, or decline in such customers’ financial condition, may have a material adverse impact on our business, results of operations and financial condition. Some of our customers are significantly larger than we are, have greater financial and other resources and also have the ability to purchase products from our competitors. As a result of their size and position in the marketplace, some of our customers have significant purchasing leverage and could cause us to materially reduce the price of our products, which could have a material adverse effect on our revenue and profitability. In addition, in the petroleum product market, lost sales may be difficult to replace due to the relative concentration of the customer base. We are unable to predict what effect consolidation in our customers’ industries may have on prices, capital spending by customers, selling strategies, competitive position, our ability to retain customers or our ability to negotiate favorable agreements with customers.

The loss of, or disruption in, our distribution network could have a negative impact on our abilities to ship products, meet customer demand and otherwise operate our business.

We sell a significant portion of our products through independent distributors and sales representatives. We rely in large part on the orderly operation of this distribution network, which depends on adherence to shipping schedules and effective management. We conduct all of our shipping through independent third parties. Although we believe that our receiving, shipping and distribution process is efficient and well-positioned to support our operations and strategic plans, we cannot provide assurance that we have anticipated all issues or that events beyond our control, such as natural disasters or other catastrophic events, labor disagreements, acquisition of distributors by a competitor, consolidation within our distributor network or shipping problems, will not disrupt our distribution network. If complications arise within a segment of our distribution network, the remaining network may not be able to support the resulting additional distribution demands. Any of these disruptions or complications could negatively impact our revenues and costs.

Our ongoing and expected restructuring plans and other cost savings initiatives may not be as effective as we anticipate, and we may fail to realize the cost savings and increased efficiencies that we expect to result from these actions. Our operating results could be negatively affected by our inability to effectively implement such restructuring plans and other cost savings initiatives.

We continually seek ways to simplify or improve processes, eliminate excess capacity and reduce costs in all areas of our operations, which from time to time includes restructuring activities. We have implemented significant restructuring activities across our global manufacturing, sales and distribution footprint, which include workforce reductions and facility consolidations. From 2014 to 2016, we incurred restructuring charges of approximately $43.5 million across our segments in connection with these initiatives. Costs of future initiatives may be material and the savings associated with them are subject to a variety of risks, including our inability to effectively eliminate duplicative back office overhead and overlapping sales personnel, rationalize manufacturing capacity, synchronize information technology systems, consolidate warehousing and distribution facilities and shift production to more economical facilities. As a result, the contemplated costs to effect these initiatives may materially exceed estimates. The initiatives we are contemplating may require consultation with various employees, labor representatives or regulators, and such consultations may influence the timing, costs and extent of expected savings and may result in the loss of skilled employees in connection with the initiatives.

Although we have considered the impact of local regulations, negotiations with employee representatives and the related costs associated with our restructuring activities, factors beyond the control of management may affect the timing of these projects and therefore affect when savings will be achieved under the plans. There can be no assurance that we will be able to successfully implement these cost savings initiatives in the time frames contemplated (or at all) or that we will realize the projected benefits of these and other restructuring and cost savings initiatives. If we are unable to implement our cost savings initiatives, our business may be adversely affected. Moreover, our continued implementation of cost savings initiatives may have a material adverse effect on our business, results of operations and financial condition.

In addition, as we consolidate facilities and relocate manufacturing processes to lower-cost regions, our success will depend on our ability to continue to meet customer demand and maintain a high level of quality throughout the transition. Failure to adequately meet customer demand or maintain a high level or quality could have a material adverse effect on our business, results of operations and financial condition.

Our success depends on our executive management and other key personnel.

Our future success depends to a significant degree on the skills, experience and efforts of our executive management and other key personnel, many of whom have joined the Company since the KKR Transaction, and their ability to provide us with uninterrupted leadership and direction. The failure to retain our executive officers and other key personnel or a failure to provide adequate succession plans could have an adverse impact. The availability of highly qualified talent is limited, and the competition for talent is robust. However, we provide long-term equity incentives and certain other benefits for our executive officers which provide incentives for them to make a long-term commitment to us. Our future success will also depend on our ability to have adequate succession plans in place and to attract, retain and develop qualified personnel. A failure to efficiently replace executive management members and other key personnel and to attract, retain and develop new qualified personnel could have an adverse effect on our operations and implementation of our strategic plan.

Credit and counterparty risks could harm our business.

The financial condition of our customers could affect our ability to market our products or collect receivables. In addition, financial difficulties faced by our customers as a result of an adverse economic event or other market factors may lead to cancellation or delay of orders. Our customers may suffer financial difficulties that make them unable to pay for a product or solution when payments become due, or they may decide not to pay us, either as a matter of corporate decision-making or in response to changes in local laws and regulations. Although historically not material, we cannot be certain that, in the future, expenses or losses for uncollectible amounts will not have a material adverse effect on our revenues, earnings and cash flows.

If we are unable to develop new products and technologies, our competitive position may be impaired, which could materially and adversely affect our sales and market share.

The markets in which we operate are characterized by changing technologies and introductions of new products and services. Our ability to develop new products based on technological innovation can affect our competitive position and often requires the investment of significant resources. Difficulties or delays in research, development or production of new products and technologies, or failure to gain market acceptance of new products and technologies, may significantly reduce future revenues and materially and adversely affect our competitive position. We cannot assure you that we will have sufficient resources to continue to make the investment required to maintain or increase our market share or that our investments will be successful. If we do not compete successfully, our business, financial condition, results of operations and cash flows could be materially adversely affected.

Cost overruns, delays, penalties or liquidated damages could negatively impact our results, particularly with respect to fixed-price contracts for custom engineered products.

A portion of our revenues and earnings is generated through fixed-price contracts for custom engineered products. Certain of these contracts provide for penalties or liquidated damages for failure to timely perform our obligations under the contract, or require that we, at our expense, correct and remedy to the satisfaction of the other party certain defects. Because substantially all of our custom engineered product contracts are at a fixed price, we face the risk that cost overruns, delays, penalties or liquidated damages may exceed, erode or eliminate our expected profit margin, or cause us to record a loss on our projects.

The risk of non-compliance with U.S. and foreign laws and regulations applicable to our international operations could have a significant impact on our results of operations, financial condition or strategic objectives.

Our global operations subject us to regulation by U.S. federal and state laws and multiple foreign laws, regulations and policies, which could result in conflicting legal requirements. These laws and regulations are complex, change frequently, have become more stringent over time and increase our cost of doing business. These laws and regulations include import and export control, environmental, health and safety regulations, data privacy requirements, international labor laws and work councils and anti-corruption and bribery laws such as the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act, the U.N. Convention Against Bribery and local laws prohibiting corrupt payments to government officials.

We are subject to the risk that we, our employees, our affiliated entities, contractors, agents or their respective officers, directors, employees and agents may take actions determined to be in violation of any of these laws, for which we might be held responsible, particularly as we expand our operations geographically through organic growth and acquisitions. An actual or alleged violation could result in substantial fines, sanctions, civil or criminal penalties, debarment from government contracts, curtailment of operations in certain jurisdictions, competitive or reputational harm, litigation or regulatory action and other consequences that might adversely affect our results of operations, financial condition or strategic objectives.

A significant portion of our assets consists of goodwill and other intangible assets, the value of which may be reduced if we determine that those assets are impaired.

As a result of the KKR Transaction, we applied the acquisition method of accounting and established a new basis of accounting on July 30, 2013. Goodwill is recorded as the difference, if any, between the aggregate consideration paid for an acquisition and the fair value of the tangible and identifiable intangible assets acquired, liabilities assumed and any non-controlling interest. Intangible assets, including goodwill, are assigned to our reporting units based upon their fair value at the time of acquisition. In accordance with GAAP, goodwill and indefinite-lived intangible assets are evaluated for impairment annually, or more frequently if circumstances indicate impairment may have occurred. In 2016, we recorded an impairment charge related to other intangible assets of $25.3 million primarily within the Industrials segment. In 2015, we recorded a goodwill impairment charge of $343.3 million within the Energy segment and recorded impairment charges related to other intangible assets of $78.1 million within our Industrials, Energy and Medical segments. In 2014, we recorded a goodwill impairment charge of $220.6 million within the Energy segment and recorded impairment charges related to other intangible assets of $14.4 million within our Industrials, Energy and Medical segments. As of December 31, 2016, the net carrying value of goodwill and other intangible assets, net represented $2,624.6 million, or 61%, of our total assets. A future impairment, if any, could have a material adverse effect to our consolidated financial position or results of operations. See Note 8 “Goodwill and Other Intangible Assets” to our audited consolidated financial statements included elsewhere in this prospectus for additional information related to impairment testing for goodwill and other intangible assets and the associated charges taken.

Our business could suffer if we experience employee work stoppages, union and work council campaigns or other labor difficulties.

As of December 31, 2016, we had approximately 6,200 employees of which approximately 1,800 were located in the United States. Of those employees located outside of the United States, a significant portion are represented by works councils and labor unions, and of those employees located in the United States, approximately 200 are represented by labor unions. Although we believe that our relations with employees are satisfactory and have not experienced any material work stoppages, work stoppages have occurred, and may in the future occur, and we may not be successful in negotiating new collective bargaining agreements. In addition, negotiations with our union employees may (1) result in significant increases in our cost of labor, (2) divert management’s attention away from operating our business or (3) break down and result in the disruption of our operations. The occurrence of any of the preceding conditions could impair our ability to manufacture our products and result in increased costs and/or decreased operating results.

We are a defendant in certain asbestos and silica-related personal injury lawsuits, which could adversely affect our financial condition.

We have been named as a defendant in many asbestos and silica-related personal injury lawsuits. The plaintiffs in these suits allege exposure to asbestos or silica from multiple sources, and typically we are one of approximately 25 or more named defendants. We believe that, given our financial reserves and anticipated insurance recoveries, the pending and potential future lawsuits are not likely to have a material adverse effect on our consolidated financial position, results of operations or liquidity. However, future developments, including, without limitation, potential insolvencies of insurance companies or other defendants, an adverse determination in the Adams County Case (discussed below), or other inability to collect from our historical insurers or indemnitors, could cause a different outcome. In addition, even if any damages payable by us in any individual lawsuit are not material, the aggregate damages and related defense costs could be material and could materially adversely affect our financial condition if we were to receive an adverse judgment in a number of these lawsuits. Accordingly, the resolution of pending or future lawsuits may have a material adverse effect on our consolidated financial position, results of operations or liquidity. See “Business—Legal Proceedings—Asbestos and Silica-Related Litigation.”

Acquisitions and integrating such acquisitions create certain risks and may affect our operating results.

We have acquired businesses in the past and may continue to acquire businesses or assets in the future. The acquisition and integration of businesses or assets involves a number of risks. The core risks are valuation (negotiating a fair price for the business), integration (managing the process of integrating the acquired company’s people, products, technology and other assets to extract the value and synergies projected to be realized in connection with the acquisition), regulation (obtaining necessary regulatory or other government approvals that may be necessary to complete acquisitions) and diligence (identifying undisclosed or unknown liabilities or restrictions that will be assumed in the acquisition).

In addition, acquisitions outside of the United States often involve additional or increased risks including, for example:

•	managing geographically separated organizations, systems and facilities;
•	integrating personnel with diverse business backgrounds and organizational cultures;
•	complying with non-U.S. regulatory requirements;
•	fluctuations in currency exchange rates;
•	enforcement of intellectual property rights in some non-U.S. countries;
•	difficulty entering new non-U.S. markets due to, among other things, consumer acceptance and business knowledge of these new markets; and
•	general economic and political conditions.

The process of integrating operations could cause an interruption of, or loss of momentum in, the activities of one or more of our combined businesses and the possible loss of key personnel. The diversion of management’s attention and any delays or difficulties encountered in connection with acquisitions and the integration of an acquired company’s operations could have an adverse effect on our business, results of operations, financial condition or prospects.

A natural disaster, catastrophe or other event could result in severe property damage, which could adversely affect our operations.

Some of our operations involve risks of, among other things, property damage, which could curtail our operations. For example, disruptions in operations or damage to a manufacturing plant could reduce our ability to produce products and satisfy customer demand. If one of more of our manufacturing facilities are damaged by severe weather or any other disaster, accident, catastrophe or event, our operations could be significantly interrupted. Similar interruptions could result from damage to production or other facilities that provide supplies or other raw materials to our plants or other stoppages arising from factors beyond our control. These interruptions might involve significant damage to, among other things, property, and repairs might take from a week or less for a minor incident to many months for a major interruption.

Information systems failure may disrupt our business and result in financial loss and liability to our customers.

Our business is highly dependent on financial, accounting and other data-processing systems and other communications and information systems, including our enterprise resource planning tools. We process a large number of transactions on a daily basis and rely upon the proper functioning of computer systems. If any of these systems fail, whether caused by fire, other natural disaster, power or telecommunications failure, acts of cyber terrorism or war or otherwise, or they do not function correctly, we could suffer financial loss, business disruption, liability to our customers, regulatory intervention or damage to our reputation. If our systems are unable to accommodate an increasing volume of transactions, our ability to grow could be limited. Although we have backup systems, procedures and capabilities in place, they may also fail or be inadequate. Further, to the extent that we may have customer information in our databases, any unauthorized disclosure of, or access to, such information could result in claims under data protection laws and regulations. If any of these risks materialize, our reputation and our ability to conduct our business may be materially adversely affected.

The nature of our products creates the possibility of significant product liability and warranty claims, which could harm our business.

Customers use some of our products in potentially hazardous applications that can cause injury or loss of life and damage to property, equipment or the environment. In addition, our products are integral to the production process for some end-users and any failure of our products could result in a suspension of operations. Although we maintain quality controls and procedures, we cannot be certain that our products will be completely free from defects. We maintain amounts and types of insurance coverage that we believe are currently adequate and consistent with normal industry practice for a company of our relative size, and we limit our liability by contract wherever possible. However, we cannot guarantee that insurance will be available or adequate to cover all liabilities incurred. We also may not be able to maintain insurance in the future at levels we believe are necessary and at rates we consider reasonable. We may be named as a defendant in product liability or other lawsuits asserting potentially large claims if an accident occurs at a location where our equipment and services have been or are being used.

Environmental compliance costs and liabilities could adversely affect our financial condition.

Our operations and properties are subject to increasingly stringent domestic and foreign laws and regulations relating to environmental protection, including laws and regulations governing air emissions, water discharges, waste management and workplace safety. Under such laws and regulations, we can be subject to substantial fines and sanctions for violations and be required to install costly pollution control equipment or put into effect operational changes to limit pollution emissions or decrease the likelihood of accidental hazardous substance releases.

We use and generate hazardous substances and waste in our manufacturing operations. In addition, many of our current and former properties are, or have been, used for industrial purposes. We have been identified as a potentially responsible party with respect to several sites designated for cleanup under U.S. federal “Superfund” or similar state laws that may impose joint and several liability for cleanup of certain waste sites and for related natural resource damages. An accrued liability on our balance sheet reflects costs that are probable and estimable for our projected financial obligations relating to these matters. If we have underestimated our remaining financial obligations, we may face greater exposure that could have an adverse effect on our financial condition, results of operations or liquidity.

We have experienced, and expect to continue to experience, operating costs to comply with environmental laws and regulations. In addition, new laws and regulations, stricter enforcement of existing laws and regulations, the discovery of previously unknown contamination or the imposition of new cleanup requirements could require us to incur costs or become the basis for new or increased liabilities that could have a material adverse effect on our business, financial condition, results of operations or liquidity.

Third parties may infringe upon our intellectual property or may claim we have infringed their intellectual property, and we may expend significant resources enforcing or defending our rights or suffer competitive injury.

Our success depends in part on the creation, maintenance and protection of our proprietary technology and intellectual property rights. We rely on a combination of patents, trademarks, trade secrets, copyrights, confidentiality provisions, contractual restrictions and licensing arrangements to establish and protect our proprietary rights. Our nondisclosure agreements and confidentiality agreements may not effectively prevent disclosure of our proprietary information, technologies and processes, and may not provide an adequate remedy in the event of breach of such agreements or unauthorized disclosure of such information, and if a competitor lawfully obtains or independently develops our trade secrets, we would have no right to prevent such competitor from using such technology or information to compete with us, either of which could harm our competitive position. Our applications for patent and trademark protection may not be granted, or the claims or scope of such issued patents or registered trademarks may not be sufficiently broad to protect our products. In addition, effective patent, copyright, trademark and trade secret protection may be unavailable or limited for some of our trademarks and patents in some foreign countries. We may be required to spend significant resources to monitor and police our intellectual property rights, and we cannot guarantee that such efforts will be successful in preventing infringement or misappropriation. If we fail to successfully enforce these intellectual property rights, our competitive position could suffer, which could harm our operating results.

Although we make a significant effort to avoid infringing known proprietary rights of third parties, the steps we take to prevent misappropriation, infringement or other violation of the intellectual property of others may not be successful and from time to time we may receive notice that a third party believes that our products may be infringing certain patents, trademarks or other proprietary rights of such third party. Responding to and defending such claims, regardless of their merit, can be costly and time-consuming, can divert management’s attention and other resources, and we may not prevail. Depending on the resolution of such claims, we may be barred from using a specific technology or other rights, may be required to redesign or re-engineer a product which may require significant resources, may be required to enter into licensing arrangements from the third party claiming infringement (which may not be available on commercially reasonable terms, or at all), or may become liable for significant damages.

If any of the foregoing occurs, our ability to compete could be affected or our business, financial condition and results of operations may be materially adversely affected.

We face risks associated with our pension and other postretirement benefit obligations.

We have both funded and unfunded pension and other postretirement benefit plans worldwide. As of December 31, 2016, our projected benefit obligations under our pension and other postretirement benefit plans exceeded the fair value of plan assets by an aggregate of approximately $124.4 million (“unfunded status”), compared to $115.5 million as of December 31, 2015. Estimates for the amount and timing of the future funding obligations of these benefit plans are based on various assumptions. These assumptions include discount rates, rates of compensation increases, expected long-term rates of return on plan assets and expected healthcare cost trend rates. If our assumptions prove incorrect, our funding obligations may increase, which may have a material adverse effect on our financial results.

We have invested the plan assets of our funded benefit plans in various equity and debt securities. A deterioration in the value of plan assets could cause the unfunded status of these benefit plans to increase, thereby increasing our obligation to make additional contributions to these plans. An obligation to make contributions to our benefit plans could reduce the cash available for working capital and other corporate uses, and may have an adverse impact on our operations, financial condition and liquidity.

Risks Related to Our Indebtedness

Our substantial indebtedness could have important adverse consequences and adversely affect our financial condition.

We have a significant amount of indebtedness. As of December 31, 2016, we had total indebtedness of $2,778.3 million, and as adjusted for this offering and the use of net proceeds therefrom, we would have had total indebtedness of $      million, and we had availability under the Revolving Credit Facility (as defined below) and the Receivables Financing Agreement (as defined below) of $344.3 million and $53.2 million, respectively. For a complete description of the Company’s credit facilities and definitions of capitalized terms used in this section, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Description of Indebtedness.”

Our high level of debt could have important consequences, including: making it more difficult for us to satisfy our obligations with respect to our debt; limiting our ability to obtain additional financing to fund future working capital, capital expenditures, investments or acquisitions, or other general corporate requirements; requiring a substantial portion of our cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, investments or acquisitions and other general corporate purposes; increasing our vulnerability to adverse changes in general economic, industry and competitive conditions; exposing us to the risk of increased interest rates as certain of our borrowings, including borrowings under the Senior Secured Credit Facilities (as defined below), are at variable rates of interest; limiting our flexibility in planning for and reacting to changes in the industries in which we compete; placing us at a disadvantage compared to other, less leveraged competitors; increasing our cost of borrowing; and hampering our ability to execute on our growth strategy.

We may not be able to generate sufficient cash to service all of our indebtedness, and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

Our ability to make scheduled payments on, or refinance, our debt obligations depends on our financial condition and operating performance, which are subject to prevailing economic, industry and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond our control (as well as and including those factors discussed under “—Risks Related to Our Business” above). We may be unable to maintain a level of cash flow from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness.

If our cash flow and capital resources are insufficient to fund our debt service obligations, we could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital, or restructure or refinance our indebtedness. We may not be able to implement any such alternative measures on commercially reasonable terms or at all and, even if successful, those alternative actions may not allow us to meet our scheduled debt service obligations.

If we cannot make scheduled payments on our debt, we will be in default and the lenders under the Revolving Credit Facility could terminate their commitments to loan money, and our secured lenders (including the lenders under the Senior Secured Credit Facilities) could foreclose against the assets securing their borrowings and we could be forced into bankruptcy or liquidation.

Despite our level of indebtedness, we and our subsidiaries may still be able to incur substantially more debt, including off-balance sheet financing, contractual obligations and general and commercial liabilities. This could further exacerbate the risks to our financial condition described above.

We and our subsidiaries may be able to incur significant additional indebtedness in the future, including off-balance sheet financings, contractual obligations and general and commercial liabilities. Although the credit agreement governing the Senior Secured Credit Facilities and the indenture governing the Senior Notes contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of qualifications and exceptions, and the additional indebtedness incurred in compliance with these restrictions could be substantial. In addition, we can increase the borrowing availability under the Senior Secured Credit Facilities by up to $250 million in the form of additional commitments under the Revolving Credit Facility and/or incremental term loans plus an additional amount so long as we do not exceed a specified senior secured leverage ratio. We also can incur additional secured indebtedness under the Term Loan Facilities (as defined below) if certain specified conditions are met under the credit agreement governing the Term Loan Facilities. If new debt is added to our current debt levels, the related risks that we now face could intensify.

The terms of the credit agreement governing the Senior Secured Credit Facilities and the indenture governing the Senior Notes may restrict our current and future operations, particularly our ability to respond to changes or to take certain actions.

The credit agreement governing the Senior Secured Credit Facilities and the indenture governing the Senior Notes contain a number of restrictive covenants that impose significant operating and financial restrictions on us and may limit our ability to engage in acts that may be in our best interest, including restrictions on our ability to: incur additional indebtedness and guarantee indebtedness; pay dividends, make other distributions in respect of, or repurchase or redeem capital stock; prepay, redeem or repurchase certain debt; make loans, investments and other restricted payments; sell or otherwise dispose of assets; incur liens; enter into transactions with affiliates; enter into agreements restricting our subsidiaries’ ability to pay dividends; consolidate, merge or sell all or substantially all of our assets; make needed capital expenditures; make strategic acquisitions, investments or enter into joint ventures; plan for or react to market conditions or otherwise execute our business strategies; and engage in business activities, including future opportunities, that may be in our interest.

A breach of the covenants under the credit agreement governing the Senior Secured Credit Facilities or the indenture governing the Senior Notes could result in an event of default under the applicable indebtedness. Such a default may allow the creditors to accelerate the related debt principal and/or related interest payments and may result in the acceleration of any other debt to which a cross-acceleration or cross-default provision applies. In addition, an event of default under the credit agreement governing our Senior Secured Credit Facilities would permit the lenders under our Revolving Credit Facility to terminate all commitments to extend further credit under that facility. Furthermore, if we were unable to repay the amounts due and payable under our Senior Secured Credit Facilities, those lenders could proceed against the collateral granted to them to secure that indebtedness. In the event our lenders or noteholders accelerate the repayment of our borrowings and/or interest, we and our subsidiaries may not have sufficient assets to repay that indebtedness.

Our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly.

Borrowings under our Senior Secured Credit Facilities and our Receivables Financing Agreement are at variable rates of interest and expose us to interest rate risk. If interest rates increase, our debt service obligations on the variable rate indebtedness will increase even though the amount borrowed will remain the same, and our net income and cash flows, including cash available for servicing our indebtedness, will correspondingly decrease.

We utilize derivative financial instruments to reduce our exposure to market risks from changes in interest rates on our variable rate indebtedness and we will be exposed to risks related to counterparty credit worthiness or non-performance of these instruments.

We have entered into pay-fixed interest rate swaps instruments to limit our exposure to changes in variable interest rates. Such instruments will result in economic losses should interest rates not rise above the pay-fixed interest rate in the derivative contracts. We will be exposed to credit-related losses which could impact the results of operations in the event of fluctuations in the fair value of the interest rate swaps due to a change in the credit worthiness or non-performance by the counterparties to the interest rate swaps. See Note 16 “Hedging Activities, Derivative Instruments and Credit Risk” to our audited consolidated financial statements included elsewhere in this prospectus.

If the financial institutions that are part of the syndicate of our Revolving Credit Facility fail to extend credit under our facility or reduce the borrowing base under our Revolving Credit Facility, our liquidity and results of operations may be adversely affected.

We have access to capital through our Revolving Credit Facility, which is part of our Senior Secured Credit Facilities. Each financial institution which is part of the syndicate for our Revolving Credit Facility is responsible on a several, but not joint, basis for providing a portion of the loans to be made under our facility. If any participant or group of participants with a significant portion of the commitments in our Revolving Credit Facility fails to satisfy its or their respective obligations to extend credit under the facility and we are unable to find a replacement for such participant or participants on a timely basis (if at all), our liquidity may be adversely affected.

Risks Related to Our Common Stock and this Offering

Our Sponsor will continue to have significant influence over us after this offering, including control over decisions that require the approval of stockholders, which could limit your ability to influence the outcome of matters submitted to stockholders for a vote.

Upon the completion of this offering, affiliates of our Sponsor will own approximately       % of the outstanding shares of our common stock (or       % if the underwriters exercise their option to purchase additional shares in full). As long as affiliates of our Sponsor own or control a significant amount of our outstanding voting power, our Sponsor and its affiliates have the ability to exercise substantial control over all corporate actions requiring stockholder approval, irrespective of how our other stockholders may vote, including:

•	the election and removal of directors and the size of our board of directors;
•	any amendment of our articles of incorporation or bylaws; or
•	the approval of mergers and other significant corporate transactions, including a sale of substantially all of our assets.

Moreover, ownership of our shares by affiliates of our Sponsor may also adversely affect the trading price for our common stock to the extent investors perceive disadvantages in owning shares of a company with a controlling shareholder. In addition, our Sponsor is in the business of making investments in companies and may, from time to time, acquire interests in businesses that directly or indirectly compete with our business, as well as businesses that are significant existing or potential customers. Our Sponsor may acquire or seek to acquire assets that we seek to acquire and, as a result, those acquisition opportunities may not be available to us or may be more expensive for us to pursue, and as a result, the interests of our Sponsor may not coincide with the interests of our other stockholders.

Upon the listing of our shares on    , we will be a “controlled company” within the meaning of the rules and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.

After completion of this offering, affiliates of our Sponsor will continue to control a majority of the voting power of our outstanding common stock. As a result, we will be a “controlled company” within the meaning of the corporate governance standards of    . Under these rules, a company of which more than 50% of the voting power for the election of directors is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including the requirements that, within one year of the date of the listing of our common stock:

•	we have a board of directors that is composed of a majority of “independent directors,” as defined under the rules of such exchange;
•	we have a compensation committee that is composed entirely of independent directors; and
•	director nominations be made, or recommended to the full board, by our independent directors or by a nominating and corporate governance committee that is comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

After we cease to be a “controlled company,” we will be required to comply with the above referenced requirements within one year.

Following this offering, we intend to utilize certain of these exemptions. As a result, we will not have a majority of independent directors on our board of directors or our compensation committee. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of    .

Provisions of our corporate governance documents and Delaware law could make any change in our board of directors or in control of our Company more difficult.

Our amended and restated certificate of incorporation and our amended and restated bylaws, each of which will be effective immediately prior to the closing of this offering, and Delaware law contain provisions, such as provisions authorizing, without a vote of stockholders, the issuance of one or more series of preferred stock, that could make it difficult or expensive for a third party to pursue a tender offer, change in control or takeover attempt that is opposed by our management and board of directors even if such a transaction would be beneficial to our stockholders. We will also have a staggered board of directors that could make it more difficult for stockholders to change the composition of our board of directors in any one year. These anti-takeover provisions could substantially impede the ability of public stockholders to change our management or board of directors, even if the third party’s offer may be considered beneficial by many of our stockholders. As a result, our stockholders may be limited in their ability to obtain a premium for their shares. See “Description of Capital Stock.”

If you purchase shares of common stock in this offering, you will suffer immediate and substantial dilution of your investment.

Prior stockholders have paid substantially less per share for our common stock than the price in this offering. The initial public offering price of our common stock is substantially higher than the net tangible book deficit per share of outstanding common stock prior to completion of the offering. Based on our net tangible book deficit as of December 31, 2016 and upon the issuance and sale of shares of common stock by us at an initial public offering price of $       per share, if you purchase our common stock in this offering, you will pay more for your shares than the amounts paid by our existing stockholders for their shares and you will suffer immediate dilution of approximately $       per share in net tangible book value. Dilution is the amount by which the offering price paid by purchasers of our common stock in this offering will exceed the pro forma net tangible book value per share of our common stock upon completion of this offering. If the underwriters exercise their option to purchase additional shares, or if outstanding options to purchase our common stock are exercised, you will experience additional dilution. You may experience additional dilution upon future equity issuances or the exercise of SARS or stock options to purchase common stock granted to our employees, executive officers and directors under our 2013 Stock Incentive Plan or other omnibus incentive plans. See “Dilution.”

An active, liquid trading market for our common stock may not develop, which may limit your ability to sell your shares.

Prior to this offering, there has been no public market for our common stock. Although we intend to apply to list our common stock on     under the symbol “       ,” an active trading market for our shares may never develop or be sustained following this offering. The initial public offering price will be determined by negotiations between us and the underwriters and may not be indicative of market prices of our common stock that will prevail in the open market after the offering. A public trading market having the desirable characteristics of depth, liquidity and orderliness depends upon the existence of willing buyers and sellers at any given time, such existence being dependent upon the individual decisions of buyers and sellers over which neither we nor any market maker has control. The failure of an active and liquid trading market to develop and continue would likely have a material adverse effect on the value of our common stock. The market price of our common stock may decline below the initial public offering price, and you may not be able to sell your shares of our common stock at or above the price you paid in this offering, or at all. An inactive market may also impair our ability to raise capital to continue to fund operations by selling shares and may impair our ability to acquire other companies or technologies by using our shares as consideration.

Our operating results and share price may be volatile, and the market price of our common stock after this offering may drop below the price you pay.

Our quarterly operating results are likely to fluctuate in the future as a publicly traded company. In addition, securities markets worldwide have experienced, and are likely to continue to experience, significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could subject the market price of our shares to wide price fluctuations regardless of our operating performance. We and the underwriters will negotiate to determine the initial public offering price. You may not be able to resell your shares at or above the initial public offering price, or at all. Our operating results and the trading price of our shares may fluctuate in response to various factors, including:

•	market conditions in the broader stock market;
•	actual or anticipated fluctuations in our quarterly financial and operating results;
•	introduction of new products or services by us or our competitors;
•	the public’s reaction to our press releases, our other public announcements and our filings with the SEC;
•	changes in, or failure to meet, earnings estimates or recommendations by research analysts who track our common stock or the stock of other companies in our industries;
•	strategic actions by us, our customers or our competitors, such as acquisitions or restructurings;
•	changes in accounting standards, policies, guidance, interpretations or principles;
•	issuance of new or changed securities analysts’ reports or recommendations or termination of coverage of our common stock by securities analysts;
•	guidance, if any, that we provide to the public, any changes in this guidance, or our failure to meet this guidance;
•	sales, or anticipated sales, of large blocks of our stock;
•	the granting or exercise of employee stock options;
•	volume of trading in our common stock;
•	additions or departures of key personnel;
•	regulatory or political developments;
•	litigation and governmental investigations;
•	changing economic conditions;

•	defaults on our indebtedness; and
•	exchange rate fluctuations.

These and other factors, many of which are beyond our control, may cause our operating results and the market price and demand for our shares to fluctuate substantially. While we believe that operating results for any particular quarter are not necessarily a meaningful indication of future results, fluctuations in our quarterly operating results could limit or prevent investors from readily selling their shares and may otherwise negatively affect the market price and liquidity of our shares. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have sometimes instituted securities class action litigation against the company that issued the stock. If any of our stockholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from our business, which could significantly harm our profitability and reputation.

A significant portion of our total outstanding shares are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our common stock to drop significantly, even if our business is doing well.

Sales of a substantial number of shares of our common stock in the public market could occur at any time. After this offering, we will have outstanding        shares of common stock based on the number of shares outstanding as of December 31, 2016. This includes        shares that we are selling in this offering, which may be resold in the public market immediately, and assumes no exercises of outstanding options or SARs. Substantially all of the shares that are not being sold in this offering will be subject to a 180-day lock-up period provided under agreements executed in connection with this offering. Under certain circumstances, these shares will, however, be able to be resold after the expiration of the lock-up agreements and other restrictions on transfer as described in the “Shares Eligible for Future Sale” section of this prospectus. Affiliates of our Sponsor have demand registration rights and they and certain of our stockholders have “piggyback” registration rights with respect to future registered offerings of our common stock. See “Certain Relationships and Related Person Transactions” for more detail. Affiliates of our Sponsor and other stockholders, who collectively are expected to own       % of our common stock after this offering, may sell shares of our common stock after the expiration of the 180-day lock-up period. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock. We also intend to register all shares of common stock that we may issue under our equity compensation plans. Once we register these shares, they can be freely sold in the public market upon issuance, subject to the lock-up agreements described in the “Underwriting (Conflicts of Interest)” section of this prospectus. As restrictions on resale end, the market price of our stock could decline if the holders of currently restricted shares sell them or are perceived by the market as intending to sell them.

Because we have no current plans to pay cash dividends on our common stock following this offering, you may not receive any return on investment unless you sell your common stock for a price greater than that which you paid for it.

We do not anticipate paying any cash dividends on our common stock following this offering. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions contained in current or future financing instruments and other factors that our board of directors deem relevant. Additionally, our ability to pay dividends is limited by restrictions on the ability of our operating subsidiaries to make distributions, including restrictions under the terms of the agreements governing our debt. Therefore, any return on investment in our common stock is solely dependent upon the appreciation of the price of our common stock on the open market, which may not occur. See “Dividend Policy” for more detail.

Because a significant portion of our operations is conducted through our subsidiaries, we are largely dependent on our receipt of distributions or other payments from our subsidiaries for cash to fund all of our operations and expenses, including to make future dividend payments, if any.

A significant portion of our operations is conducted through our subsidiaries. As a result, our ability to service our debt or to make future dividend payments or other distributions, if any, is largely dependent on the earnings of our subsidiaries and the payment of those earnings to us in the form of dividends, loans or advances and through repayment of loans or advances from us. Payments to us by our subsidiaries will be contingent upon our subsidiaries’ earnings and other business considerations and may be subject to statutory or contractual restrictions. We do not currently expect to declare or pay dividends and other distributions on our common stock for the foreseeable future; however, to the extent that we determine in the future to pay dividends or other distributions on our common stock, the credit agreement governing our Senior Secured Credit Facilities and the indenture governing the Senior Notes significantly restrict the ability of our subsidiaries to pay dividends or otherwise transfer assets to us. Further, there may be significant tax and other legal restrictions on the ability of non-U.S. subsidiaries or associates to remit money to us.

If securities or industry analysts do not publish research or reports about our business, if they adversely change their recommendations regarding our shares or if our results of operations do not meet their expectations, our share price and trading volume could decline.

The trading market for our shares will be influenced by the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If one or more of these analysts cease coverage of our Company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our share price or trading volume to decline. Moreover, if one or more of the analysts who cover us downgrade our stock, or if our results of operations do not meet their expectations, our share price could decline.

Our internal control over financial reporting does not currently meet the standards required by Section 404 of the Sarbanes Oxley Act, and failure to achieve and maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes Oxley Act could have a material adverse effect on our business and share price.

As a privately-held company, we were not required to evaluate our internal control over financial reporting in a manner that meets the standards of publicly traded companies required by Section 404(a) (“Section 404”) of the Sarbanes Oxley Act of 2002 (the “Sarbanes Oxley Act”). We anticipate being required to meet these standards in the course of preparing our financial statements as of and for the year ended December 31, 2018, and our management will be required to report on the effectiveness of our internal control over financial reporting for such year. The rules governing the standards that must be met for our management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation.

In connection with the implementation of the necessary procedures and practices related to internal control over financial reporting, we may identify deficiencies that we may not be able to remediate in time to meet the deadline imposed by the Sarbanes Oxley Act for compliance with the requirements of Section 404. In addition, we may encounter problems or delays in completing the implementation of any requested improvements and receiving a favorable attestation in connection with the attestation provided by our independent registered public accounting firm. In the event we are unable to receive a favorable attestation report in a timely manner, the market price of our common stock could decline and we could be subject to sanctions or investigations by       , the SEC or other regulatory agencies, which could require additional financial and management resources. Additionally, we will be unable to issue securities in the public markets through the use of a shelf registration statement if we are not in compliance with Section 404. Furthermore, failure to achieve and maintain an effective internal control environment could have a material adverse effect on our business and share price and could limit our ability to report our financial results accurately and timely.

We will incur significant costs as a result of operating as a public company, and our management will devote substantial time to new compliance initiatives.

As a privately-held company, we were not required to comply with certain corporate governance and financial reporting practices and policies required of a publicly traded company. As a publicly traded company, we will incur significant legal, accounting and other expenses that we were not required to incur in the recent past. In addition, compliance with new and changing laws, regulations and standards relating to corporate governance and public disclosure, including the Dodd-Frank Wall Street Reform and Consumer Protection Act and the rules and regulations promulgated and to be promulgated thereunder, as well as under the Sarbanes Oxley Act, and the rules and regulations of the SEC, and    , will increase our legal and financial compliance costs and make some activities more difficult, time-consuming or costly. For example, the Securities Exchange Act of 1934, as amended (the “Exchange Act”), will require us, among other things, to file annual, quarterly and current reports with respect to our business and operating results. We also expect that being a public company and being subject to new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors may therefore strain our resources, divert management’s attention and affect our ability to attract and retain qualified members of our board of directors.

Furthermore, the need to establish the corporate infrastructure demanded of a public company may divert management’s attention from implementing our growth strategy, which could prevent us from improving our business, results of operations and financial condition. We have made, and will continue to make, changes to our internal controls and procedures for financial reporting and accounting systems to meet our reporting obligations as a publicly traded company. However, the measures we take may not be sufficient to satisfy our obligations as a publicly traded company.

Our amended and restated certificate of incorporation designates the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain litigation that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or stockholders.

Our amended and restated certificate of incorporation provides that unless we consent to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for any (i) derivative action or proceeding brought on behalf of our Company, (ii) action asserting a claim of breach of a fiduciary duty owed by any director or officer of our Company to the Company or the Company’s stockholders, creditors or other constituents, (iii) action asserting a claim against the Company or any director or officer of the Company arising pursuant to any provision of the General Corporation Law of the State of Delaware (the “DGCL”) or our amended and restated certificate of incorporation or our amended and restated bylaws, or (iv) action asserting a claim against the Company or any director or officer of the Company governed by the internal affairs doctrine; provided, that, if and only if the Court of Chancery of the State of Delaware dismisses any such action for lack of subject matter jurisdiction, such action may be brought in another state court sitting in the State of Delaware. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of our Company shall be deemed to have notice of and consented to the forum provisions in our amended and restated certificate of incorporation. The choice of forum provision in our amended and restated certificate of incorporation may limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or any of our directors, officers, other employees, agents or stockholders, which may discourage lawsuits with respect to such claims. Alternatively, if a court were to find the choice of forum provision contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could materially and adversely affect our business, financial position, results of operations or cash flows.

Our amended and restated certificate of incorporation includes provisions limiting the personal liabilityof our directors for breaches of fiduciary duty under the DGCL.

Our amended and restated certificate of incorporation contains provisions permitted under the action asserting a claim arising under DGCL relating to the liability of directors. These provisions eliminate a director’s personal liability to the fullest extent permitted by the DGCL for monetary damages resulting from a breach of fiduciary duty, subject to certain circumstances

The principal effect of the limitation on liability provision is that a stockholder will be unable to prosecute an action for monetary damages against a director unless the stockholder can demonstrate a basis for liability for which indemnification is not available under the DGCL. These provisions, however, should not limit or eliminate our rights or any stockholder’s rights to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of a director’s fiduciary duty. These provisions do not alter a director’s liability under federal securities laws. The inclusion of this provision in our amended and restated certificate of incorporation may discourage or deter stockholders or management from bringing a lawsuit against directors for a breach of their fiduciary duties, even though such an action, if successful, might otherwise have benefited us and our stockholders.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain matters we discuss in this prospectus may constitute forward-looking statements. You can identify forward-looking statements because they contain words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “intends,” “plans,” “estimates,” “anticipates,” “could,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “potential,” “continue” or similar expressions which concern our strategy, plans, projections or intentions. Examples of forward-looking statements include, but are not limited to, all statements we make relating to revenue, Adjusted EBITDA, Free Cash Flow, earnings, margins, growth rates and other financial results for future periods, as well as business strategy, prospective products, capital expenditures, research and development costs and future investments, timing and likelihood of success, plans and objectives of management for future operations and future results of current and anticipated products. By their nature, forward-looking statements: speak only as of the date they are made; are not statements of historical fact or guarantees of future performance; and are subject to risks, uncertainties, assumptions or changes in circumstances that are difficult to predict or quantify. Our expectations, beliefs and projections are expressed in good faith and we believe there is a reasonable basis for them. However, there can be no assurance that management’s expectations, beliefs and projections will result or be achieved and actual results may vary materially from what is expressed in or indicated by the forward-looking statements. All forward-looking statements in this prospectus apply only as of the date made and are expressly qualified in their entirety by the cautionary statements included in this prospectus. We undertake no obligation to publicly update or revise any forward-looking statements to reflect subsequent events or circumstances.

There are a number of risks, uncertainties and other important factors that could cause our actual results to differ materially from the forward-looking statements contained in this prospectus. Such risks, uncertainties and other important factors include, among others, the risks, uncertainties and factors set forth under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in this prospectus. Moreover, we operate in an evolving environment. New risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties.

USE OF PROCEEDS

We estimate that we will receive net proceeds of approximately $       million from the sale of        shares of our common stock in this offering, assuming an initial public offering price of $       per share, the mid-point of the estimated offering price range set forth on the cover page of this prospectus, and after deducting the underwriting discounts and commissions. If the underwriters exercise in full their option to purchase additional shares, the net proceeds to us will be approximately $       million.

We intend to use the net proceeds from this offering to repay certain indebtedness.

A $1.00 increase (decrease) in the assumed initial public offering price of $       per share, based on the mid-point of the estimated offering price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by $       million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. An increase (decrease) of 1,000,000 shares from the expected number of shares to be sold by us in this offering, assuming no change in the assumed initial public offering price per share, the mid-point of the range on the cover of this prospectus, would increase (decrease) our net proceeds from this offering by $       million.

DIVIDEND POLICY

We do not intend to pay cash dividends on our common stock in the foreseeable future. We may, in the future, decide to pay dividends on our common stock. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions contained in current or future financing instruments and other factors that our board of directors deem relevant. Additionally, our ability to pay dividends is limited by restrictions on the ability of our operating subsidiaries to make distributions, including restrictions under the terms of the agreements governing our debt. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Description of Indebtedness” for a description of the restrictions on our ability to pay dividends. We did not declare or pay dividends to the holders of our common stock in the years ended December 31, 2015 and 2016.

DILUTION

If you invest in our common stock in this offering, your ownership interest in us will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the adjusted net tangible book value per share of our common stock after this offering. Dilution results from the fact that the per share offering price of the common stock is substantially in excess of the book value per share attributable to the shares of common stock held by existing stockholders.

Our net tangible book deficit as of December 31, 2016 was approximately $(2,352.8) million, or $(      ) per share of our common stock. We calculate net tangible book value per share by taking the amount of our total tangible assets, reduced by the amount of our total liabilities, and then dividing that amount by the total number of shares of common stock outstanding.

After giving effect to our sale of the shares in this offering at an initial public offering price of $       per share, the mid-point of the estimated price range set forth on the cover page of this prospectus and after deducting estimated underwriting discounts and commissions, our adjusted net tangible book deficit on December 31, 2016 would have been $(      ) million, or $(      ) per share of our common stock. This amount represents an immediate increase in net tangible book value (or a decrease in net tangible book deficit) of        per share to existing stockholders and an immediate and substantial dilution in net tangible book value of $       per share to new investors purchasing shares in this offering at the initial public offering price.

The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$
Net tangible book value (deficit) per share as of December 31, 2016	$
Increase in tangible book value per share attributable to new investors	$
Adjusted net tangible book value (deficit) per share after this offering
Dilution per share to new investors		$

Dilution is determined by subtracting adjusted net tangible book value per share of common stock after the offering from the initial public offering price per share of common stock.

If the underwriters exercise in full their option to purchase additional shares, the adjusted net tangible book deficit per share after giving effect to the offering would be $(      ) per share. This represents an increase in adjusted net tangible book value (or a decrease in net tangible book value deficit) of $       per share to the existing stockholders and results in dilution in as adjusted net tangible book value of $       per share to new investors.

Assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, a $1.00 increase or decrease in the assumed initial offering price of $       per share, the mid-point of the range set forth on the cover of this prospectus, would increase or decrease the net tangible book value attributable to new investors purchasing shares in this offering by $       per share and the dilution to new investors by $       per share and increase or decrease the adjusted net tangible book value per share after the offering by $       per share.

The following table summarizes, as of December 31, 2016, the differences between the number of shares purchased from us, the total consideration paid to us, and the average price per share paid by existing stockholders and by new investors. As the table shows, new investor purchasing shares in this offering will pay an average price per share substantially higher than our existing stockholders paid. The table below assumes an initial public offering price of $       per share, the mid-point of the range set forth on the cover of this prospectus, for shares purchased in this offering and excludes underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased		Total Consideration		Average/ Share
	Number	%	Amount	$
Existing stockholders		%	$	%	$
New investors		%		%
Total		%	$	%

If the underwriters were to fully exercise the underwriters’ option to purchase        additional shares of our common stock, the percentage of shares of our common stock held by existing stockholders who are directors, officers or affiliated persons would be       % and the percentage of shares of our common stock held by new investors would be       %.

The foregoing tables and calculations are based on the number of shares of our common stock outstanding as of                 , 2016 and excludes:

•	shares of common stock issuable upon the exercise of options outstanding as of at a weighted average exercise price of $ per share granted under the 2013 Stock Incentive Plan; and
•	shares of common stock issuable upon the exercise of SARS outstanding as of at a weighted average strike price of $ per share under the 2013 Stock Incentive Plan.

To the extent any of these outstanding options are exercised, there will be further dilution to new investors. To the extent all of such outstanding options had been exercised as of December 31, 2016, the as adjusted net tangible book deficit per share after this offering would be $      , and total dilution per share to new investors would be $      .

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2016:

•	on an actual basis; and
•	on an as adjusted basis to give effect to (1) the sale of approximately shares of our common stock in this offering and (2) the application of the estimated proceeds from the offering, at an assumed initial public offering price of $ per share, the mid-point of the estimated offering price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, as described in “Use of Proceeds.”

You should read this table in conjunction with the information contained in “Use of Proceeds,” “Selected Historical Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” as well as the consolidated financial statements and the notes thereto included elsewhere in this prospectus.

	As of December 31, 2016
(in millions, except shares)	Actual	As Adjusted(1)
Cash and cash equivalents	$255.8	$
Debt:
Senior Secured Credit Facility(2):
Revolving Credit Facility(3)	$—	$
Dollar Term Loan Facility(4)	1,833.2
Euro Term Loan Facility(5)	405.5
Receivables Financing Agreement(6)	—
Senior Notes	575.0
Second Mortgages(7)	1.9
Capitalized leases	21.6
Unamortized debt issuance costs(8)	(58.9)
Total debt	$2,778.3	$
Stockholders’ equity:
Common stock, $0.01 par value (1,000,000,000 shares authorized, shares issued and shares outstanding, actual; shares authorized and shares issued and outstanding, as adjusted)	$2.5	$
Capital in excess of par value	1,221.5
Accumulated other comprehensive loss	(342.4)
Treasury stock at cost; shares, actual	(19.4)
Accumulated deficit	(596.2)
Noncontrolling interests	5.8
Total stockholders’ equity	$271.8
Total capitalization	$3,050.1	$
(1)	To the extent we change the number of shares of common stock sold by us in this offering from the shares we expect to sell or we change the initial public offering price from the assumed initial offering price of $ per share, the mid-point of the estimated price range set forth on the cover page of this prospectus, or any combination of these events occurs, the net proceeds to us from this offering and each of the total stockholders’ equity and total capitalization may increase or decrease. A $1.00 increase or decrease in the assumed initial public offering price per share of the common stock, assuming no change in the number of shares of common stock to be sold, would increase or decrease the net proceeds that we receive in this offering and each of total stockholders’ equity and total capitalization by approximately $ . An increase or decrease of 1,000,000 shares in the expected number of shares to be sold in the offering, assuming no change in the assumed initial offering price per share, would increase or decrease our net proceeds from this offering and our total stockholders’ equity and total capitalization by approximately $ .
(2)	The Senior Secured Credit Facility provides senior secured financing in the equivalent of approximately $2,785.0 million, initially consisting of: (i) a senior secured term loan facility (the “Dollar Term Loan Facility”) in an aggregate principal amount of $1,900.0 million; (ii) a senior secured term loan facility (the “Euro Term Loan Facility” and, together with the Dollar Term Loan Facility, the “Term Loan Facilities”) in an aggregate principal amount of €400.0 million; and (iii) a senior secured revolving credit facility (the “Revolving Credit Facility”) in an aggregate principal amount of $400.0 million available to be drawn in U.S. dollars, Euros, British Pound and other acceptable foreign currencies, subject to certain sublimits for the foreign currencies and subject to reductions in the aggregate principal amount. See footnote (3) below.

(3)	The Revolving Credit Facility provides for aggregate borrowings of up to $360.0 million through July 30, 2018, after which the aggregate borrowing capacity decreases to $269.9 million, due to the maturity of the commitments under the Revolving Credit Facility provided by lenders that elected not to extend the maturity date of their commitments to July 30, 2020. As of December 31, 2016, the Company had no borrowings and $15.7 million of letters of credit outstanding under the Revolving Credit Facility and there was $344.3 million of availability under the Revolving Credit Facility.
(4)	Net of $5.0 million of unamortized original issue discounts.
(5)	Net of $1.4 million of unamortized original issue discounts.
(6)	The receivables financing agreement (“Receivables Financing Agreement”) provides for aggregate borrowings of up to $75.0 million governed by a borrowing base. As of December 31, 2016, the Company had no borrowings and $21.8 million of letters of credit outstanding under the Receivables Financing Agreement and there was $53.2 million of availability under the Receivables Financing Agreement.
(7)	Represents a fixed-rate commercial loan secured by the Company’s facility in Neustadt, Germany.
(8)	As adjusted column gives effect to the write-off of approximately $ million of unamortized debt issuance costs in connection with the repayment of $ million of our with net proceeds from this offering. See “Use of Proceeds.”

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

Set forth below is our selected historical consolidated financial data as of the dates and for the periods indicated. The selected historical consolidated financial data as of December 31, 2016 and 2015 and for the fiscal years ended December 31, 2016, 2015 and 2014 have been derived from our audited consolidated financial statements and related notes thereto included elsewhere in this prospectus. The selected historical consolidated financial data as of December 31, 2014 and 2013 and for the period from July 30, 2013 through December 31, 2013 have been derived from our consolidated financial statements and related notes thereto not included in this prospectus. The selected historical consolidated financial data as of July 29, 2013 and December 31, 2012, for the period from January 1, 2013 through July 29, 2013 and the year ended December 31, 2012 have been derived from the consolidated financial statements and related notes thereto of Gardner Denver, Inc., our “accounting predecessor,” not included in this prospectus.

Selected historical consolidated financial data are presented for two periods: Predecessor and Successor, which relate to the period preceding the KKR Transaction and the period succeeding the KKR Transaction, respectively. The Company refers to the operations of our accounting predecessor and its subsidiaries for the Predecessor period and the operations of Gardner Denver Holdings, Inc. (formerly known as Renaissance Parent Corp.) and subsidiaries for the Successor periods. The financial Successor and Predecessor financial statements are not comparable as a result of the application of acquisition accounting and changes in the Company’s capital structure resulting from the KKR Transaction.

The selected historical consolidated financial data set forth below should be read in conjunction with, and are qualified by reference to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes thereto included elsewhere in this prospectus.

	Successor								Predecessor
(in millions)	Year ended December 31, 2016		Year ended December 31, 2015		Year ended December 31, 2014(1)		July 30, 2013 – December 31, 2013(1)(2)		January 1, 2013 – July 29, 2013(2)		Year ended December 31, 2012(2)
Consolidated Statements of Operations:
Revenues		$1,939.4		$2,126.9		$2,570.0		$978.4		$1,231.6		$2,355.5
Cost of sales		1,222.7		1,347.8		1,633.2		666.5		799.5		1,525.5
Gross profit		716.7		779.1		936.8		311.9		432.1		830.0
Selling and administrative expenses		414.3		427.0		476.0		193.7		263.8		408.2
Amortization of intangible assets		124.2		115.4		113.3		111.9		9.9		20.1
Impairment of goodwill		—		343.3		220.6		—		—		—
Impairment of other intangible assets		25.3		78.1		14.4		—		—		—
Other operating expense, net		48.6		20.7		64.3		76.9		46.5		28.9
Operating income (loss)		104.3		(205.4)		48.2		(70.6)		111.9		372.8
Interest expense		170.3		162.9		164.4		65.4		6.6		14.7
Other income, net		(2.8)		(1.6)		(3.3)		(2.1)		(2.0)		(3.5)
(Loss) income before income taxes		(63.2)		(366.7)		(112.9)		(133.9)		107.3		361.6
(Benefit) provision for income taxes		(31.9)		(14.7)		23.0		(59.4)		35.4		97.1
Net (loss) income		(31.3)		(352.0)		(135.9)		(74.5)		71.9		264.5
Less: Net income (loss) attributable to noncontrolling interests		5.3		(0.8)		(0.9)		(1.1)		0.7		1.2
Net (loss) income attributable to Gardner Denver Holdings, Inc.		$(36.6)		$(351.2)		$(135.0)		$(73.4)		$71.2		$263.3

Loss per share, basic and diluted	$		$		$		$		$		$
Weighted average shares, basic and diluted	$		$		$		$		$		$

	Successor				Predecessor
(in millions)	Year ended December 31, 2016	Year ended December 31, 2015	Year ended December 31, 2014(1)	July 30, 2013 – December 31, 2013(1)(2)	January 1, 2013 – July 29, 2013(2)	Year ended December 31, 2012(2)
Statement of Cash Flow Data:
Cash flows – operating activities	$165.6	$172.1	$141.8	$(15.2)	$77.4	$288.8
Cash flows – investing activities	(82.1)	(84.0)	(155.4)	(3,806.7)	(15.1)	(40.7)
Cash flows – financing activities	(43.0)	(35.0)	(3.7)	3,929.5	(205.0)	(151.6)

Balance Sheet Data (at period end):
Cash and cash equivalents	$255.8	$228.3	$184.2	$218.7	$107.4	$254.0
Total assets	4,316.0	4,462.0	5,107.1	5,420.7	2,376.4	2,501.8
Total liabilities	4,044.2	4,056.5	4,218.5	4,226.4	847.3	1,047.6
Total stockholders’ equity	271.8	405.5	888.6	1,194.3	1,529.1	1,454.2

Other Financial Data
Adjusted EBITDA(3)	$400.7	$418.9	$537.6
Adjusted Net Income(3)	133.6	128.1	229.9
Capital expenditures	74.4	71.0	73.5
Free Cash Flow(3)	91.2	101.1	68.3
(1)	Debt issuance costs have been reclassified in the Successor periods ended December 31, 2014 and December 31, 2013 from total assets to total liabilities in accordance with ASU 2015-13 to conform with the presentation for the periods ended December 31, 2016 and December 31, 2015.
(2)	During 2016, the Company modified its presentation of research and development expenditures within the Consolidated Statement of Operations. Under the modified presentation, research and development expenditures are included within the operating expense line “Selling and administrative expenses”, whereas they were previously included in “Cost of Sales”. All periods presented conform to the modified presentation. The amounts reclassified were $10.7 million, $14.9 million and $25.6 million for the period July 30, 2013 to December 31, 2013, the period January 1, 2013 to July 29, 2013 and for the year ended December 31, 2012, respectively.
(3)	We report our financial results in accordance with GAAP. To supplement this information, we also use the following measures in this prospectus: “Adjusted EBITDA,” “Adjusted Net Income” and “Free Cash Flow.” Management believes that Adjusted EBITDA and Adjusted Net Income are helpful supplemental measures to assist us and investors in evaluating our operating results as they exclude certain items whose fluctuation from period to period do not necessarily correspond to changes in the operations of our business. Adjusted EBITDA represents net (loss) income before interest, taxes, depreciation and amortization, as further adjusted to exclude certain non-cash, non-recurring and other adjustment items. We believe that the adjustments applied in presenting Adjusted EBITDA are appropriate to provide additional information to investors about certain material non-cash items and about non-recurring items that we do not expect to continue at the same level in the future. Adjusted Net Income is defined as net income (loss) including interest, depreciation and amortization of non-acquisition related intangible assets and excluding other items used to calculate Adjusted EBITDA and further adjusted for the tax effect of these exclusions.

We use Free Cash Flow to review the liquidity of our operations. We measure Free Cash Flow as cash flows from operating activities less capital expenditures. We believe Free Cash Flow is a useful supplemental financial measure for us and investors in assessing our ability to pursue business opportunities and investments and to service our debt. Free Cash Flow is not a measure of our liquidity under GAAP and should not be considered as an alternative to cash flows from operating activities.

As a result, we and our board of directors regularly use these measures as tools in evaluating our operating and financial performance and in establishing discretionary annual compensation. Such measures are provided in addition to, and should not be considered to be a substitute for, or superior to, the comparable measure under GAAP. In addition, we believe that Adjusted EBITDA, Adjusted Net Income and Free Cash Flow are frequently used by investors, analysts and other interested parties in the evaluation of issuers, many of which also present Adjusted EBITDA, Adjusted Net Income and Free Cash Flow when reporting their results in an effort to facilitate an understanding of their operating and financial results and liquidity.

Adjusted EBITDA, Adjusted Net Income and Free Cash Flow should not be considered as alternatives to net income (loss) or other performance measures calculated in accordance with GAAP, or as alternatives to cash flow from operating activities as a measure of our liquidity. Adjusted EBITDA, Adjusted Net Income and Free Cash Flow have limitations as analytical tools, and you should not consider such measures either in isolation or as substitutes for analyzing our results as reported under GAAP.

Set forth below are the reconciliations of net loss to Adjusted EBITDA and Adjusted Net Income and cash flows from operating activities to Free Cash Flow.

	Year Ended December 31,
(in millions)	2016	2015	2014
Net loss	$(31.3)	$(352.0)	$(135.9)
Plus:
Interest expense	170.3	162.9	164.4
(Benefit) provision for income taxes	(31.9)	(14.7)	23.0
Depreciation expense	48.5	47.6	47.1
Amortization expense(a)	124.2	115.4	113.3
Impairment of goodwill and other intangible assets(b)	25.3	421.4	235.0
Sponsor fees(c)	4.8	4.6	3.7
Restructuring and related business transformation costs(d)	78.7	31.4	36.6
Acquisition related expenses and non-cash charges(e)	4.3	4.8	9.8
Environmental remediation loss reserve(f)	5.6	—	—
Other adjustments(g)	2.2	(2.5)	40.6
Adjusted EBITDA	$400.7	$418.9	$537.6
Minus:
Interest expense	170.3	162.9	164.4
Income tax provision, as adjusted(h)	34.7	71.9	91.7
Depreciation expense	48.5	47.6	47.1
Amortization of non-acquisition related intangible assets	13.6	8.4	4.5
Adjusted Net Income	$133.6	$128.1	$229.9
Free Cash Flow
Cash flows — operating activities	$165.6	$172.1	$141.8
Minus:
Capital expenditures	74.4	71.0	73.5
Free Cash Flow	$91.2	$101.1	$68.3
(a)	Represents $110.6 million, $107.0 million and $108.8 million of amortization of intangible assets arising from the KKR Transaction and other acquisitions (customer relationships and trademarks) and $13.6 million, $8.4 million and $4.5 million of amortization of non-acquisition related intangible assets, in each case for 2016, 2015 and 2014, respectively.
(b)	Represents non-cash charges for impairment of goodwill and other intangible assets.
(c)	Represents management fees paid to our Sponsor pursuant to a monitoring agreement. In connection with this offering, the monitoring agreement will be terminated in accordance with its terms. See “Certain Relationships and Related Party Transactions—Arrangements with Our Sponsor—Monitoring Agreement.”
(d)	Restructuring and related business transformation costs consist of the following:
	Year Ended December 31,
(in millions)	2016	2015	2014
Restructuring charges	$32.9	$4.7	$5.9
Severance, sign-on, relocation and executive search costs	22.4	18.4	15.5
Facility reorganization, relocation and other costs	8.7	1.6	0.4
Information technology infrastructure transformation	2.3	—	—
Losses (gains) on asset and business disposals	0.1	(4.5)	1.0
Consultant and other advisor fees	9.7	10.1	13.8
Other, net	2.6	1.1	—
Total restructuring and related business transformation costs	$78.7	$31.4	$36.6
(e)	Represents costs associated with successful and/or abandoned acquisitions, including third-party expenses, post-closure integration costs and non-cash charges and credits arising from fair value purchase accounting adjustments.
(f)	Represents estimated environmental remediation costs and losses relating to a former production facility.
(g)	Includes (i) foreign exchange gains and losses, (ii) non-cash impact of net LIFO reserve adjustments, (iii) effects of amortization of prior service costs and amortization of gains in pension and other postemployment benefits (OPEB) expense, (iv) certain legal and compliance costs, (v) shareholder litigation settlement loss ($30.0 million in 2014), (vi) costs to exit and settle loss contracts ($10.1 million in 2014) and (vii) other miscellaneous adjustments.

(h)	Represents our income tax provision adjusted for the tax effect of pre-tax items excluded from Adjusted Net Income and the removal of the applicable discrete tax items. The tax effect of pre-tax items excluded from Adjusted Net Income is computed using the statutory tax rate related to the jurisdiction that was impacted by the adjustment after taking into account the impact of permanent differences and valuation allowances. Discrete tax items include changes in tax laws or rates, changes in uncertain tax positions relating to prior years and changes in valuation allowances.

Income tax provision, as adjusted for each of the periods presented below consists of the following:

	Year Ended December 31,
(in millions)	2016	2015	2014
(Benefit) provision for income taxes	$(31.9)	$(14.7)	$23.0
Tax impact of pre-tax income adjustments	71.8	76.7	70.9
Discrete tax items	(5.2)	9.9	(2.2)
Income tax provision, as adjusted	$34.7	$71.9	$91.7

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

The following discussion contains management’s discussion and analysis of our financial condition and results of operations and should be read together with “Prospectus Summary—Summary Historical Consolidated Financial Data,” “Selected Historical Consolidated Financial Data” and our consolidated financial statements and related notes thereto included elsewhere in this prospectus. This discussion contains forward-looking statements and involves numerous risks and uncertainties. Our actual results may differ materially from those anticipated in any forward-looking statements as a result of many factors, including those set forth under “Special Note Regarding Forward-Looking Statements,” “Risk Factors” and elsewhere in this prospectus.

Executive Overview

Our Company

We are a leading global provider of mission-critical flow control and compression equipment and associated aftermarket parts, consumables and services, which we sell across multiple attractive end-markets within the industrial, energy and medical industries. We manufacture one of the broadest and most complete ranges of compressor, pump, vacuum and blower products in our markets, which, combined with our global geographic footprint and application expertise, allows us to provide differentiated product and service offerings to our customers. Our products are sold under a collection of premier, market-leading brands, including Gardner Denver, CompAir, Nash, Emco Wheaton, Robuschi, Elmo Rietschle and Thomas, which we believe are globally recognized in their respective end-markets and known for product quality, reliability, efficiency and superior customer service. These attributes, along with over 155 years of engineering heritage, generate strong brand loyalty for our products and foster long-standing customer relationships, which we believe have resulted in leading market positions within each of our operating segments. We have sales in more than 175 countries and our diverse customer base utilizes our products across a wide array of end-markets that have favorable near- and long-term growth prospects, including industrial manufacturing, energy (with particular exposure to the North American upstream land-based market), transportation, medical and laboratory sciences, food and beverage packaging and chemical processing.

Our products and services are critical to the processes and systems in which they are utilized, which are often complex and function in harsh conditions where the cost of failure or downtime is high. However, our products and services typically represent only a small portion of the costs of the overall systems or functions that they support. As a result, our customers place a high value on our application expertise, product reliability and the responsiveness of our service. To support our customers and market presence, we maintain significant global scale with 37 key manufacturing facilities, more than 30 complementary service and repair centers across six continents and approximately 6,200 employees worldwide as of December 31, 2016.

The process-critical nature of our product applications, coupled with the standard wear and tear replacement cycles associated with the usage of our products, generates opportunities to support customers with our broad portfolio of aftermarket parts, consumables and services. Customers place a high value on minimizing any time their operations are offline. As a result, the availability of replacement parts, consumables and our repair and support services are key components of our value proposition. Our large installed base of products provides a recurring revenue stream through our aftermarket parts, consumables and services offerings. As a result, our aftermarket revenue is significant, representing 35% of total Company revenue and approximately 40% of our combined Industrials and Energy segments’ revenue.

Our Segments

We report our results of operations through three reportable segments: Industrials, Energy and Medical.

Industrials

We design, manufacture, market and service a broad range of air compression, vacuum and blower products, including associated aftermarket parts, consumables and services, across a wide array of technologies and applications for use in diverse end-markets. Compressors are used to increase the pressure of air or gas, vacuum products are used to remove air or gas in order to reduce the pressure below atmospheric levels and blower products are used to produce a high volume of air or gas at low pressure. Almost every manufacturing and industrial facility, and many service and process industry applications, use air compression, vacuum and blower products in a variety of process-critical applications, such as the operation of power industrial air tools, vacuum packaging of food products and aeration of waste water, among others. We offer one of the broadest portfolios of compression, vacuum and blower technology in our markets, which we believe, alongside our geographic footprint, allows us to provide differentiated service to our customers globally and maintain leading positions in many of our end-markets. We sell our Industrials products through an integrated network of direct sales representatives and independent distributors, which is strategically tailored to meet the dynamics of each target geography or end-market. In 2016, the Industrials segment generated Segment Revenue of $1,082.4 million and Segment Adjusted EBITDA of $217.6 million, reflecting a Segment Adjusted EBITDA Margin of 20.1%.

Energy

We design, manufacture, market and service a diverse range of positive displacement pumps, liquid ring vacuum pumps, compressors and integrated systems, engineered fluid loading and transfer equipment and associated aftermarket parts, consumables and services. The highly engineered products offered by our Energy segment serve customers across upstream, downstream and midstream energy markets, as well as petrochemical processing, transportation and general industrial sectors. Our positive displacement pumps are fit-for-purpose to meet the demands and challenges of modern unconventional drilling and hydraulic fracturing activity, particularly in the major basins in the North American land market. The products we sell into upstream energy applications are highly aftermarket-intensive, and so we support these products in the field with one of the industry’s most comprehensive service networks, which encompasses locations across all major basins and shale plays in the North American land market. Our liquid ring vacuum pumps and compressors are highly engineered products specifically designed for continuous duty in harsh environments to serve a wide range of applications, including oil and gas refining and processing, mining, chemical processing, petrochemical and industrial applications. Finally, our engineered fluid loading and transfer equipment and systems ensure the safe and efficient transportation and transfer of petroleum products as well as certain other liquid commodity products to serve a wide range of industries. In 2016, the Energy segment generated Segment Revenue of $628.4 million and Segment Adjusted EBITDA of $143.8 million, reflecting a Segment Adjusted EBITDA Margin of 22.9%.

Medical

We design, manufacture and market a broad range of highly specialized gas, liquid and precision syringe pumps and compressors that are specified by medical and laboratory equipment suppliers and integrated into their final equipment for use in applications, such as oxygen therapy, blood dialysis, patient monitoring, laboratory sterilization and wound treatment, among others. We offer a comprehensive product portfolio across a breadth of pump technologies to address the medical and laboratory sciences pump and fluid handling industry, as well as a range of end-use vacuum products for laboratory science applications, and we recently expanded into liquid pumps and automated liquid handling components and systems. Our product performance, quality and long-term reliability are often mission-critical in healthcare applications. We are one of the largest product suppliers in the markets we serve and have long-standing customer relationships with industry-leading medical and laboratory equipment providers. In 2016, the Medical segment generated Segment Revenue of $228.7 million and Segment Adjusted EBITDA of $61.9 million, reflecting a Segment Adjusted EBITDA Margin of 27.1%.

Components of Our Revenue and Expenses

Revenues

We generate revenue from sales of our highly engineered, application-critical products and by providing associated aftermarket parts, consumables and services. We sell our products and deliver aftermarket services both directly to end-users and through independent distribution channels, depending on the product line and geography. Below is a description of our revenues by segment and factors impacting total revenues.

Industrials Revenue

Our Industrials Segment Revenues are generated primarily through sales of air compression, vacuum and blower products to customers in multiple industries and geographies. A significant portion of our sales in the Industrials segment are made to independent distributors. Revenue is recognized when products are shipped or delivered, title and risk of loss are passed to the customer and collection is reasonably assured. Our large installed base of products in our Industrials segment drives demand for recurring aftermarket support services primarily composed of replacement parts sales to our distribution partners and, to a lesser extent, by directly providing replacement parts and repair and maintenance services to end customers. Revenue for services is recognized when services are performed. Historically, our shipments and revenues have peaked during the fourth quarter as our customers seek to fully utilize annual capital spending budgets.

Energy Revenue

Our Energy Segment Revenues are generated primarily through sales of positive displacement pumps, liquid ring vacuum pumps, compressors and integrated systems and engineered fluid loading and transfer equipment and associated aftermarket parts, consumables and services for use primarily in upstream, midstream, downstream and petrochemical end-markets across multiple geographies. Certain contracts with customers in the mid- and downstream and petrochemical markets are higher sales value and often have longer lead times and involve more application specific engineering. Revenue is recognized for these arrangements when the contract is complete or substantially complete, provided all other revenue recognition criteria have been met. The arrangement is considered substantially complete when the Company receives acceptance and remaining tasks are perfunctory or inconsequential and in control of the Company. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined to be probable. As a result, the timing of these contracts can result in significant variation in reported revenue from quarter to quarter. Our large installed base of products in our Energy segment drives demand for recurring aftermarket support services to customers, including replacement parts, consumables and repair and maintenance services. Revenue for services is recognized when services are performed. In response to customer demand for faster access to aftermarket parts and repair services, we expanded our direct aftermarket service locations in our Energy segment, particularly in North American markets driven by upstream energy activity. Energy segment products and aftermarket parts, consumables and services are sold both directly to end customers and through independent distributors, depending on the product category and geography.

Medical Revenue

Our Medical Segment Revenues are generated primarily through sales of highly specialized gas, liquid and precision syringe pumps that are specified by medical and laboratory equipment suppliers for use in medical and laboratory applications. Our products are often subject to extensive collaborative design and specification requirements, as they are generally components specifically designed for, and integrated into, our customers’ products. Revenue is recognized when products are shipped or delivered, title and risk of loss pass to the customer, and collection is reasonably assured. Our Medical segment has no substantive aftermarket revenues.

Expenses

Cost of Sales

Cost of sales includes the costs we incur, including purchased materials, labor and overhead related to manufactured products and aftermarket parts sold during a period. Depreciation related to manufacturing equipment and facilities is included in cost of sales. Purchased materials represent the majority of costs of sales, with steel, aluminum, copper and partially finished castings representing our most significant materials inputs. We have instituted a global sourcing strategy to take advantage of coordinated purchasing opportunities of key materials across our manufacturing plant locations.

Cost of sales for services includes the direct costs we incur, including direct labor, parts and other overhead costs including depreciation of equipment and facilities, to deliver repair, maintenance and other field services to our customers.

Selling and Administrative Expenses

Selling and administrative expenses consist of (i) salaries and other employee-related expenses for our selling and administrative functions and other activities not associated with the manufacture of products or delivery of services to customers; (ii) facility operating expenses for selling and administrative activities, including office rent, maintenance, depreciation and insurance; (iii) marketing and direct costs of selling products and services to customers including internal and external sales commissions; (iv) research and development expenditures; (v) professional and consultant fees; (vi) sponsor fees and expenses; and (vii) other miscellaneous expenses. Certain corporate expenses, including those related to our shared service centers in the United States and Europe, that directly benefit our businesses are allocated to our business segments. Certain corporate administrative expenses, including corporate executive compensation, treasury, certain information technology, internal audit and tax compliance, are not allocated to the business segments.

Amortization of Intangible Assets

Amortization of intangible assets includes the periodic amortization of intangible assets recognized when an affiliate of our Sponsor acquired us on July 30, 2013 and intangible assets recognized in connection with businesses we acquired since July 30, 2013, including customer relationships and trademarks.

Impairment of Goodwill and Other Intangible Assets

Impairment of goodwill and other intangible assets includes non-cash charges we recognized for the impairment of goodwill and other intangible assets.

Other Operating Expense, net

Other operating expense, net includes foreign currency gains and losses, restructuring charges, certain litigation and contract settlement losses, environmental remediation and other miscellaneous operating expenses.

Benefit or Provision for Income Taxes

The benefit or provision for income taxes includes U.S. federal, state and local income taxes and all non-U.S. income taxes. We are subject to income tax in approximately 30 jurisdictions outside of the United States. Because we conduct operations on a global basis, our effective tax rate depends, and will continue to depend, on the geographic distribution of our pre-tax earnings among several different taxing jurisdictions. Our effective tax rate can also vary based on changes in the tax rates of the different jurisdictions, the availability of tax credits and non-deductible items.

Items Affecting our Reported Results

General Economic Conditions and Capital Spending in the Industries We Serve

Our financial results closely follow changes in the industries and end-markets we serve. Demand for most of our products depends on the level of new capital investment and planned and unplanned maintenance expenditures by our customers. The level of capital expenditures depends, in turn, on the general economic conditions as well as access to capital at reasonable cost. In particular, demand for our Industrials products generally correlates with the rate of total industrial capacity utilization and the rate of change of industrial production. Capacity utilization rates above 80% have historically indicated a strong demand environment for industrial equipment. In our Energy segment demand for our products are influenced heavily by energy prices and the expectation as to future trends in those prices. Energy prices have historically been cyclical in nature and are affected by a wide range of factors. As energy prices start improving from low levels observed in the first half of 2016, we expect global land rig count, wells and footage drilled as well as drilling and completion capital expenditures to positively impact our results of operations. In our Medical segment we expect demand for our products to be driven by favorable trends, including the growth in healthcare spend and expansion of healthcare systems due to an aging population requiring medical care and increased investment in health solutions and safety infrastructures in emerging economies. Over longer time periods, we believe that demand for all of our products also tends to follow economic growth patterns indicated by the rates of change in the GDP around the world. Our ability to grow and our financial performance will also be affected by our ability to address a variety of challenges and opportunities that are a consequence of our global operations, including efficiently utilizing our global sales, manufacturing and distribution capabilities and engineering innovative new product applications for end-users in a variety of geographic markets.

Foreign Currency Fluctuations

A significant portion of our revenues, approximately 61% for the year ended December 31, 2016, was denominated in currencies other than the U.S. dollar. Because much of our manufacturing facilities and labor force costs are outside the United States, a significant portion of our costs are also denominated in currencies other than the U.S. dollar. Changes in foreign exchange rates can therefore impact our results of operations and are quantified when significant to our discussion.

Seasonality

Historically, our shipments and revenues have peaked during the fourth quarter as our customers seek to fully utilize annual capital spending budgets. Also, our EMEA operations generally experience a slowdown during July, August and December holiday seasons. General economic conditions may, however, impact future seasonal variations.

Factors Affecting the Comparability of our Results of Operations

As a result of a number of factors, our historical results of operations are not comparable from period to period and may not be comparable to our financial results of operations in future periods. Key factors affecting the comparability of our results of operations are summarized below.

Significant Downturn in Upstream Energy in 2015 and 2016

Decline in the upstream energy industry since 2014 has negatively impacted our financial results. As the annual average daily closing West Texas Intermediate spot market crude oil prices declined from $92.89 in 2014 to $48.80 in 2015 and $43.42 in 2016, many exploration and production companies scaled back drilling activity. As a result, according to Baker Hughes, Inc., the annual average weekly U.S. land rig count declined from 1,804 in 2014 to 943 in 2015 and 486 in 2016, and, according to Spears & Associates, Inc., the annual average monthly new wells drilled in the United States declined from 3,857 in 2014 to 2,398 in 2015 and 1,093 in 2016. With these precipitous declines in exploration and production activity, many oilfield service companies deferred maintenance and growth capital expenditures.

We sell products and provide services to customers in upstream energy markets, primarily in the United States. For the upstream energy end-market, in our Energy segment we manufacture pumps and associated aftermarket products and services used in drilling, hydraulic fracturing and well service applications, while in our Industrials segment we sell dry bulk frac sand blowers, which are used in hydraulic fracturing operations. We refer to these products and services in the Energy and Industrial segments as “upstream energy.” Our Medical segment is not exposed to the upstream energy industry.

Our exposure to upstream energy production levels, coupled with reduced exploration activity and the deferral of maintenance and growth capital expenditures by upstream energy companies, negatively impacted our financial results in 2015 and 2016. We believe it is helpful to consider the impact of our exposure to upstream energy in evaluating our 2014, 2015 and 2016 Segment Revenue and Segment Adjusted EBITDA, in order to better understand other drivers of our performance during those periods, including operational improvements from the execution of our business transformation. For the Energy segment, we assess the impact of our exposure to upstream energy as the portion of Energy Segment Adjusted EBITDA of the business unit serving the upstream energy market. For the Industrials segment, we assess the impact as the standard profit on the specific upstream energy market products.

Foreign Currency

The value of the U.S. dollar has strengthened significantly relative to many currencies during the period from 2014 to 2016. For example, the rate of exchange of the U.S. dollar to Euro changed from an average rate of approximately $1.32 to €1 during 2014 to an average rate of approximately $1.10 to €1 during 2016. More than 60% of our 2016 revenues were denominated in currencies other than the U.S. dollar. Consequently, changes in foreign exchange rates have significantly impacted our results of operations and financial position during 2014 through 2016. We believe it is helpful to consider the impact of changes in foreign currencies in evaluating the 2016, 2015 and 2014 financial performance of our Company and our three segments.

See “—Segment Results—Segment Results for Years Ended 2016, 2015 and 2014.”

Restructuring and Other Business Transformation Initiatives

Our top priority since the completion of the KKR Transaction in 2013 has been the transformation of our business. In 2014, we commenced operational excellence initiatives to streamline our cost structure and support margin expansion, including through manufacturing footprint reduction, selling and administrative expense efficiency, and strategic sourcing in our Industrials, Energy and Medical segments.

A key element of our business transformation initiatives are restructuring programs within our Industrials, Energy, and Medical segments. Restructuring charges, program related facility reorganization, relocation and other costs, and related capital expenditures were impacted most significantly by these business transformation initiatives. Under these restructuring programs, we incurred restructuring charges of $32.9 million, $4.7 million and $5.9 million in 2016, 2015 and 2014, respectively. In addition, we incurred program related facility reorganization, relocation and other costs of $8.7 million, $1.6 million and $0.4 million in 2016, 2015 and 2014, respectively. We also made capital expenditures related to these programs of approximately $16.2 million in 2016, $6.9 million in 2015 and none in 2014. The Industrials restructuring program included the closure of a business that had approximately $3 million, $9 million and $9 million in revenues in 2016, 2015 and 2014, respectively. These restructuring programs will be completed in 2017. In 2017, we expect to incur additional restructuring charges of $9 million to $16 million, facility reorganization, relocation and other costs of $5 million to $7 million, and additional restructuring-related capital expenditures of $3 million to $4 million. We have achieved cost savings from these restructuring programs of approximately $13.1 million, $2.8 million and $1.6 million in 2016, 2015 and 2014, respectively. We generally expect that the savings associated with these restructuring programs will recover the associated costs within two to three years of such costs being incurred.

Acquisitions

Given our global reach, market leading position in our various product categories, strong channel access and aftermarket presence and operational excellence competency, our Company provides an attractive acquisition platform in the flow control and compression equipment sectors. Part of our strategy for growth is to acquire complementary flow control and compression equipment businesses, which provide access to new technologies or geographies or improve our aftermarket offerings.

In October 2014, we acquired a manufacturer of liquid ring compressors and packaged systems for approximately $81.8 million, which allowed us to broaden our liquid ring technology offerings in our Energy segment. In April 2015, we acquired a manufacturer of precision syringe pumps and related technologies for approximately $30.8 million, creating a new automated liquid handling platform within our Medical segment. In August 2016, we built further upon our new automated liquid handling platform and acquired a manufacturer of highly specialized consumable micro-syringes and valves that are used in liquid handling instruments in our Medical segment for approximately $18.8 million.

The revenues for these acquisitions subsequent to the respective dates of acquisition included in our financial results were $89.1 million, $59.8 million and $10.3 million for the years ended December 31, 2016, 2015 and 2014, respectively. The operating income (loss) for these acquisitions subsequent to the respective dates of acquisition, including organic growth since acquisition, included in our financial results was $19.6 million, $13.9 million and $(0.8) million for the years ended December 31, 2016, 2015 and 2014, respectively.

Sponsor Management Fees and Expenses

Our Sponsor charges an annual management fee, as well as fees and expenses for services provided. These fees and charges were $4.8 million, $4.6 million and $3.7 million for the years ended December 31, 2016, 2015 and 2014, respectively.

Stock-based Compensation Expense

Most of our outstanding stock-based compensation awards vest upon the later of a service condition, a liquidity event, such as this offering, or termination of employment. In connection with this offering, we expect to incur $       million in stock-based compensation expense. Furthermore, we expect stock-based compensation to be higher in the future as our awards will be expensed over the requisite service period. See Note 15 “Stock-Based Compensation Plans” to our audited consolidated financial statements included elsewhere in this prospectus for additional information about our stock-based compensation plans.

Outlook

Industrials Segment

The mission-critical nature of our Industrials products across manufacturing processes drives a demand environment and outlook that are highly correlated with global and regional industrial production, capacity utilization and long-term GDP growth. In the United States and Europe, we are poised to continue benefiting from expected growth in real GDP, along with an expected rebound in industrial production activity in 2017 and 2018. In APAC, despite the recent deceleration, GDP growth remains robust and we believe we are well-positioned to benefit from the expected GDP growth, which is estimated to be a multiple of anticipated growth in the Americas and EMEA through 2018.

Energy Segment

Our Energy segment has a diverse range of equipment and associated aftermarket parts, consumables and services for a number of market sectors with energy exposure, spanning upstream, midstream, downstream and petrochemical applications. Demand for certain of our Energy products has historically corresponded to the supply and demand dynamics related to oil and natural gas products, and has been influenced by oil and natural gas prices, rig count, drilling activity, the level and intensity of hydraulic fracturing activity and other economic factors. These factors have caused the level of demand for certain of our Energy products to change at times (both positively and negatively) and we expect these trends to continue in the future.

An increased number of drilling rigs have reentered the market as crude oil prices have improved from low points observed during the first half of 2016, and this trend is expected to continue. We believe we are well positioned to benefit from the expected growth in drilling rigs and improvements in crude oil prices. In addition, secular industry trends that are driving increased demand of newer, fit-for-purpose equipment with innovations that increase productivity and are increasing the frequency of replacement, refurbishment and upgrade cycles of pumping equipment and associated consumable products used in drilling and hydraulic fracturing activity.

Our midstream and downstream products provide relatively stable demand with attractive, long-term growth trends related to an expected increase in the production and transportation of hydrocarbons. Demand for our petrochemical industry products correlates with growth in the development of new petrochemical plants as well as activity levels therein. Advancements in the development of unconventional natural gas resources in North America over the past decade have resulted in the abundant availability of locally-sourced natural gas as feedstock for petrochemical plants in North America, supporting long-term growth.

Medical Segment

We believe that demand for products and services in the Medical space will continue to benefit from attractive secular growth trends in the aging population requiring medical care, emerging economies modernizing and expanding their healthcare systems and increased investment globally in health solutions. In addition, we expect growing demand for higher healthcare efficiency, requiring premium and high performance systems. During 2016, we focused on the development and introduction of new products and applications to access the liquid pump market, leveraging our technology and expertise in gas pumps. As a result, we expect 2017 to be a transition year as we expand into the liquid pump market and diversify our customer base.

How We Assess the Performance of Our Business

We manage operations through the three business segments described above. In addition to our consolidated GAAP financial measures, we review various non-GAAP financial measures, including Adjusted EBITDA, Adjusted Net Income and Free Cash Flow.

We believe Adjusted EBITDA and Adjusted Net Income are helpful supplemental measures to assist us and investors in evaluating our operating results as they exclude certain items whose fluctuation from period to period do not necessarily correspond to changes in the operations of our business. Adjusted EBITDA represents net (loss) income before interest, taxes, depreciation, amortization and certain non-cash, non-recurring and other adjustment items. We believe that the adjustments applied in presenting Adjusted EBITDA are appropriate to provide additional information to investors about certain material non-cash items and about non-recurring items that we do not expect to continue at the same level in the future. Adjusted Net Income is defined as net income (loss) including interest, depreciation and amortization of non-acquisition related intangible assets and excluding other items used to calculate Adjusted EBITDA and further adjusted for the tax effect of these exclusions.

We use Free Cash Flow to review the liquidity of our operations. We measure Free Cash Flow as cash flows from operating activities less capital expenditures. We believe Free Cash Flow is a useful supplemental financial measure for us and investors in assessing our ability to pursue business opportunities and investments and to service our debt. Free Cash Flow is not a measure of our liquidity under GAAP and should not be considered as an alternative to cash flows from operating activities.

Management and our board of directors regularly use these measures as tools in evaluating our operating and financial performance and in establishing discretionary annual compensation. Such measures are provided in addition to, and should not be considered to be a substitute for, or superior to, the comparable measures under GAAP. In addition, we believe that Adjusted EBITDA, Adjusted Net Income and Free Cash Flow are frequently used by investors and other interested parties in the evaluation of issuers, many of which also present Adjusted EBITDA, Adjusted Net Income and Free Cash Flow when reporting their results in an effort to facilitate an understanding of their operating and financial results and liquidity.

Adjusted EBITDA, Adjusted Net Income and Free Cash Flow should not be considered as alternatives to net income (loss) or any other performance measure derived in accordance with GAAP, or as alternatives to cash flow from operating activities as a measure of our liquidity. Adjusted EBITDA, Adjusted Net Income and Free Cash Flow have limitations as analytical tools, and you should not consider such measures either in isolation or as substitutes for analyzing our results as reported under GAAP.

Included in our discussion of our consolidated and segment results below are changes in revenues and Adjusted EBITDA on a Constant Currency basis. Constant Currency information compares results between periods as if exchange rates had remained constant period over period. We define Constant Currency revenues and Adjusted EBITDA as total revenues and Adjusted EBITDA excluding the impact of foreign exchange rate movements and use it to determine the Constant Currency revenue and Adjusted EBITDA growth on a year-over-year basis. Constant Currency revenues and Adjusted EBITDA are calculated by translating current period revenues and Adjusted EBITDA using corresponding prior period exchange rates. These results should be considered in addition to, not as a substitute for, results reported in accordance with GAAP. Results on a Constant Currency basis, as we present them, may not be comparable to similarly titled measures used by other companies and are not a measure of performance presented in accordance with GAAP.

For further information regarding these measures, see Note (2) under “Summary—Summary Historical Consolidated Financial and Other Data.”

Results of Operations

Consolidated results should be read in conjunction with segment results and the Segment Information notes to our audited consolidated financial statements included elsewhere in this prospectus, which provide more detailed discussions concerning certain components of our consolidated statements of operations. All intercompany accounts and transactions have been eliminated within the consolidated results.

Consolidated Results of Operations for the Years Ended December 31, 2016, 2015 and 2014

The following table presents selected consolidated results of operations of our business for the periods indicated:

	Year Ended December 31,
(dollars in millions)	2016	2015	2014
Consolidated Statements of Operations:
Revenues	$1,939.4	$2,126.9	$2,570.0
Cost of sales	1,222.7	1,347.8	1,633.2
Gross profit	716.7	779.1	936.8
Selling and administrative expenses	414.3	427.0	476.0
Amortization of intangible assets	124.2	115.4	113.3
Impairment of goodwill	—	343.3	220.6
Impairment of other intangible assets	25.3	78.1	14.4
Other operating expense, net	48.6	20.7	64.3
Operating income (loss)	104.3	(205.4)	48.2
Interest expense	170.3	162.9	164.4
Other income, net	(2.8)	(1.6)	(3.3)
Loss before income taxes	(63.2)	(366.7)	(112.9)
(Benefit) provision for income taxes	(31.9)	(14.7)	23.0
Net loss	(31.3)	(352.0)	(135.9)
Less: Net income (loss) attributable to noncontrolling interests	5.3	(0.8)	(0.9)
Net loss attributable to Gardner Denver Holdings, Inc.	$(36.6)	$(351.2)	$(135.0)
Percentage of Revenues:
Gross profit	37.0%	36.6%	36.5%
Selling and administrative expenses	21.4%	20.1%	18.5%
Operating income (loss)	5.4%	(9.7)%	1.9%
Net loss	(1.6)%	(16.5)%	(5.3)%
Adjusted EBITDA(1)	20.7%	19.7%	20.9%
Other Financial Data:
Adjusted EBITDA(1)	$400.7	$418.9	$537.6
Adjusted Net Income(1)	133.6	128.1	229.9
Cash flows – operating activities	165.6	172.1	141.8
Cash flows – investing activities	(82.1)	(84.0)	(155.4)
Cash flows – financing activities	(43.0)	(35.0)	(3.7)
Free Cash Flow(1)	91.2	101.1	68.3

(1)	See Note (2) under “Summary—Summary Historical Consolidated Financial and Other Data” for a reconciliation to the most directly comparable GAAP measure.

Revenues

Revenues for 2016 were $1,939.4 million, a decrease of $187.5 million, or 8.8%, compared to $2,126.9 million in 2015. The decrease in revenues was due primarily to lower revenues from upstream energy exposed markets (6.9% or $146.8 million), lower volume in other markets in our Energy segment as well as in our Industrials and Medical segments (2.0% or $43.1 million), and the unfavorable impact of foreign currencies, especially the Euro and British Pound relative to the U.S. Dollar (1.4% or $28.9 million), partially offset by improved pricing in other markets in our Energy segment as well as in our Industrials and Medical segments (1.2% or $25.3 million) and the impact of acquisitions in 2016 and 2015 (0.3% or $6.0 million).

Revenues for 2015 were $2,126.9 million, a decrease of $443.1 million, or 17.2%, compared to $2,570.0 million in 2014. The decrease in revenues was due primarily to lower revenues from upstream energy exposed markets (11.9% or $304.9 million), lower volume in other markets in our Energy segment as well as in our Industrials segment (2.6% or $66.4 million), and the unfavorable impact of foreign currencies, especially the Euro and British Pound, relative to the U.S. Dollar (6.5% or $166.0 million), partially offset by improved pricing in other markets in our Energy segment as well as in our Industrials and Medical segments (1.5% or $37.5 million), higher volume in our Medical segment (0.3% or $7.2 million), and the impact of acquisitions in 2015 and 2014 (1.9% or $49.5 million).

See further analysis in the segment results below.

Gross Profit

Gross profit in 2016 was $716.7 million, a decrease of $62.4 million, or 8.0%, compared to $779.1 million in 2015, and as a percentage of revenues was 37.0% in 2016 and 36.6% in 2015. The decrease reflects lower sales volume and the unfavorable impact of foreign currencies, partially offset by improved pricing and reduced material and other manufacturing costs.

Gross profit in 2015 was $779.1 million, a decrease of $157.7 million, or 16.8%, compared to $936.8 million in 2014, and as a percentage of revenues was 36.6% in 2015 and 36.5% in 2014. The decrease reflects lower sales volumes and unfavorable impact of foreign currencies, partially offset by improved pricing and reduced material and other manufacturing costs.

Selling and Administrative Expenses

Selling and administrative expenses were $414.3 million in 2016, a decrease of $12.7 million, or 3.0%, compared to $427.0 million in 2015. The decrease in selling and administrative expenses primarily reflects reduced sales commissions and related expenses, reduced facilities operating expenses and the favorable impact of foreign currencies, partially offset by increased salaries and other employee-related expenses and professional and consultant fees. Selling and administrative expenses as a percentage of revenue increased to 21.4% in 2016 from 20.1% in 2015, primarily due to lower revenues.

Selling and administrative expenses were $427.0 million in 2015, a decrease of $49.0 million, or 10.3%, compared to $476.0 million in 2014. The decrease in selling and administrative expenses reflects reduced sales commissions and related expenses, reduced salaries and other employee-related expenses, reduced facilities operating expenses and lower professional and consultant fees. Selling and administrative expenses as a percentage of revenue increased to 20.1% in 2015 from 18.5% in 2014, primarily due to lower revenues.

Amortization of Intangible Assets

Amortization of intangible assets was $124.2 million, $115.4 million and $113.3 million in 2016, 2015 and 2014, respectively. The increase of $8.8 million in 2016 compared to 2015 was primarily due to tradenames that were determined to no longer have an indefinite useful life in the fourth quarter of 2015 and that have been amortized prospectively. The increase of $2.1 million in 2015 compared to 2014 was primarily due to increased intangible assets from businesses acquired in 2015 and 2014, partially offset by changes in foreign currency exchange rates.

Impairment of Goodwill and Other Intangible Assets

In 2016, we recorded a non-cash charge for the impairment of other intangible assets of $25.3 million, primarily related to trademarks in our Industrials segment. In 2015, we recorded non-cash charges for the impairment of goodwill and other intangible assets of $421.4 million, primarily related to the Petroleum and Industrial Pump (“P&IP”) reporting unit of our Energy segment. The impairment of goodwill within the P&IP reporting unit resulted from the adverse impact of declining oil prices on our customer base and the corresponding demand for our products. In 2014, we recorded non-cash charges for the impairment of goodwill and other intangible assets of $235.0 million, primarily related to the Nash reporting unit of the Energy segment. The impairment of goodwill within the Nash reporting unit resulted from reduced sales and profitability performance and expectations for the Nash reporting unit as compared to the assumptions used as of July 30, 2013, the date we applied the acquisition method of accounting relating to the KKR Transaction.

Other Operating Expense, Net

Other operating expense, net was $48.6 million in 2016, an increase of $27.9 million compared to $20.7 million in 2015, primarily due to an increase in restructuring charges of $28.2 million to $32.9 million in 2016 from $4.7 million in 2015, and a charge for environmental remediation expenses of $5.6 million in 2016 related to a former production facility.

Other operating expense, net was $20.7 million in 2015, a decrease of $43.6 million compared to $64.3 million in 2014, primarily due a non-recurring shareholder litigation settlement of $30.0 million and costs to exit and settle loss contracts of $10.1 million in 2014, partially offset by reduced foreign currency losses, net and a reduction in restructuring charges of $0.4 million in 2015 from $5.1 million in 2014.

Interest Expense

Interest expense was $170.3 million, $162.9 million and $164.4 million in 2016, 2015 and 2014, respectively. The increase of $7.4 million in 2016 compared to 2015 primarily resulted from a higher weighted average interest rate of approximately 6.1% in 2016 compared to 5.8% in 2015 due to an increase in the amount of variable rate debt swapped to fixed rates that were higher than the variable rates in the prior year. The decrease of $1.5 million in 2015 compared to 2014 primarily resulted from lower average borrowings.

Other Income, Net

Other income, net, was $2.8 million, $1.6 million and $3.3 million in 2016, 2015 and 2014, respectively, and consists primarily of investment income and realized and unrealized gains and losses on investments.

(Benefit) Provision for Income Taxes

The benefit for income taxes was $31.9 million resulting in a 50.5% effective tax benefit rate in 2016 compared to a benefit of $14.7 million resulting in a 4.0% effective tax benefit rate in 2015. The increase in the tax benefit and effective rate in 2016 compared to 2015 resulted primarily from an increase in tax benefit for losses in the U.S. and a $16.6 million tax benefit relating to the reduction in deferred U.S. tax liability for the repatriation of unremitted foreign earnings partially offset by a $11.6 million tax on capital gains related to legal entity reorganization in Europe. In 2015, the loss before income taxes in the U.S. included a charge for the impairment of goodwill of approximately $331.0 million with no corresponding tax benefit.

The benefit for income taxes was $14.7 million resulting in a 4.0% effective tax benefit rate in 2015 compared to a provision of $23.0 million resulting in an effective tax rate of (20.4)% in 2014. The decrease in the tax provision primarily reflects a lower level of taxable income in 2015 compared to 2014, as well as a decrease in the proportion of our pre-tax income generated in the United States when compared to countries with income tax rates lower than the U.S. statutory rate. The effective tax rate of 4.0% in 2015 was primarily the result of a non-cash charge for the impairment of goodwill and other intangible assets without an associated tax benefit. The loss before income taxes in the U.S. included charges for impairment of goodwill of approximately $331.0 million and $144.8 million with no corresponding tax benefit in 2015 and 2014, respectively.

Net Loss

Net loss was $31.3 million in 2016 compared to $352.0 million in 2015. The reduced net loss was primarily due to lower charges for impairment of goodwill and other intangible assets in 2016, lower selling and administrative expenses and increased benefit for income taxes, offset by lower gross profit on lower revenues, increased other operating expense, net and higher interest expense.

Net loss was $352.0 million in 2015 compared to $135.9 million in 2014. The increased net loss was primarily due to higher charges for impairment of goodwill and other intangible assets in 2015 and by lower gross profit on reduced revenues, offset by lower selling and administrative expenses, increased benefit for income taxes, decreased other operating expense, net and lower interest expense.

Adjusted EBITDA

Adjusted EBITDA decreased $18.2 million to $400.7 million in 2016 compared to $418.9 million in 2015. Adjusted EBITDA as a percentage of revenues increased 100 basis points to 20.7% in 2016 from 19.7% in 2015. The decrease in Adjusted EBITDA was primarily due to reduced revenues in upstream energy exposed markets ($61.6 million), reduced volume in other markets in our Energy segment as well as in our Industrials and Medical segments ($14.3 million) and the unfavorable impact of foreign currencies ($6.4 million), partially offset by improved pricing in other markets in our Energy segment as well as in our Industrials and Medical segments ($25.4 million), reduced material and other manufacturing costs ($18.5 million) and lower selling and administrative expenses ($20.2 million).

Adjusted EBITDA decreased $118.7 million to $418.9 million in 2015 compared to $537.6 million in 2014. Adjusted EBITDA as a percentage of revenues decreased 120 basis points to 19.7% in 2015 from 20.9% in 2014. The decrease in Adjusted EBITDA was primarily due to reduced revenues in upstream energy exposed markets ($146.3 million), reduced volume in other markets in our Energy segment as well as in our Industrials and

Medical segments ($24.9 million) and the unfavorable impact of foreign currencies ($31.1 million), partially offset by improved pricing in other markets in our Energy segment as well as in our Industrials and Medical segments ($37.5 million), the impact of acquisitions in 2015 and 2014 ($16.4 million), reduced material and other manufacturing costs ($15.3 million) and lower selling and administrative expenses ($14.4 million).

Adjusted Net Income

Adjusted Net Income increased $5.5 million to $133.6 million in 2016 compared to $128.1 million in 2015. The increase was primarily due to a lower income tax provision, as adjusted, partially offset by lower Adjusted EBITDA and higher interest expense, depreciation expense and amortization of non-acquisition related intangible assets.

Adjusted Net Income decreased $101.8 million to $128.1 million in 2015 compared to $229.9 million in 2014. The decrease was primarily due to reduced Adjusted EBITDA and higher depreciation expense and amortization of non-acquisition related intangible assets.

Segment Results

We classify our businesses into three segments: Industrials, Energy and Medical. Our Corporate operations (as described below) are not discussed separately as any results that had a significant impact on operating results are included in the consolidated results discussion above.

We evaluate the performance of our segments based on Segment Revenues and Segment Adjusted EBITDA. Segment Adjusted EBITDA is indicative of operational performance and ongoing profitability. Our management closely monitors Segment Adjusted EBITDA to evaluate past performance and identify actions required to improve profitability.

The segment measurements provided to, and evaluated by, the chief operating decision maker are described in Note 20 “Segment Information” of the Notes to our audited consolidated financial statements included elsewhere in this prospectus.

Included in our discussion of our segment results below are changes in Segment Revenues and Segment Adjusted EBITDA on a Constant Currency basis. Constant Currency information compares results between periods as if exchange rates had remained constant period over period. We define Constant Currency as changes in Segment Revenues and Segment Adjusted EBITDA excluding the impact of foreign exchange rate movements. We use these measures to determine the Constant Currency Segment Revenues and Segment Adjusted EBITDA growth on a year-on-year basis. Constant Currency Segment Revenues and Segment Adjusted EBITDA are calculated by translating current period Segment Revenues and Segment Adjusted EBITDA using prior period exchange rates. These results should be considered in addition to, not as a substitute for, results reported in accordance with GAAP. Results on a constant currency basis, as we present them, may not be comparable to similarly titled measures used by other companies and are not a measure of performance presented in accordance with GAAP.

Segment Results for Years Ended December 31, 2016, 2015 and 2014

The following tables display Segment Revenues, Segment Adjusted EBITDA and Segment Adjusted EBITDA Margin (Segment Adjusted EBITDA as a percentage of Segment Revenues) for each of our segments and illustrates, on a percentage basis, the impact of foreign currency fluctuations on Segment Revenues and Segment Adjusted EBITDA growth. Changes in Segment Adjusted EBITDA Margins are shown in basis points (“bps”).

Industrials Segment Results

	Year Ended December 31,			Percent Change		Constant Currency Percent Change
(dollars in millions)	2016	2015	2014	2016 vs. 2015	2015 vs. 2014	2016 vs. 2015	2015 vs. 2014
Segment Revenues	$1,082.4	$1,149.7	$1,306.1	(5.9)%	(12.0)%	(4.0)%	(3.2)%
Segment Adjusted EBITDA	$217.6	$197.6	$223.2	10.1%	(11.5)%	12.0%	(2.3)%
Segment Adjusted EBITDA Margin	20.1%	17.2%	17.1%	290 bps	10 bps

Segment Revenues for 2016 were $1,082.4 million, a decrease of $67.3 million, or 5.9%, compared to $1,149.7 million in 2015. The decrease in Segment Revenues was due to the unfavorable impact of foreign currencies (1.9% or $21.7 million), lower volume (4.6% or $53.3 million, including $21.9 million from upstream energy exposed markets) and revenues from business divestitures in 2016 (1.0% or $11.4 million), partially offset by improved pricing (1.7% or $19.1 million). The percentage of Segment Revenues derived from aftermarket parts, consumables and services was 34.7% in 2016 compared to 34.3% in 2015.

Segment Adjusted EBITDA in 2016 was $217.6 million, an increase of $20.0 million, or 10.1%, from $197.6 million in 2015. Segment Adjusted EBITDA Margin increased 290 basis points to 20.1% from 17.2% in 2015. The increase in Segment Adjusted EBITDA was due primarily to improved pricing ($19.1 million), lower material and other manufacturing costs ($13.9 million) and selling and administrative expenses ($20.9 million), partially offset by reduced volume ($30.3 million, including $11.7 million from upstream energy exposed markets) and the unfavorable impact of foreign currencies ($3.6 million).

Segment Revenues for 2015 were $1,149.7 million, a decrease of $156.4 million, or 12.0%, compared to $1,306.1 million in 2014. The decrease in Segment Revenues was due to the unfavorable impact of foreign currencies (8.8% or $114.9 million), lower volume (4.9% or $63.7 million, including $19.0 million from upstream energy exposed markets), partially offset by improved pricing (1.7% or $22.2 million). The percentage of our Segment Revenues derived from aftermarket parts, consumables and services was 34.3% in 2015 compared to 32.7% in 2014.

Segment Adjusted EBITDA in 2015 was $197.6 million, a decrease of $25.6 million, or 11.5%, from $223.2 million in 2014. Segment Adjusted EBITDA Margin increased 10 basis points to 17.2% in 2015 from 17.1% in 2014. The decrease in Segment Adjusted EBITDA was due to reduced volume ($28.9 million, including $11.2 million upstream energy exposed markets), the unfavorable impact of foreign currencies ($20.6 million) and higher selling and administrative expenses ($6.6 million), partially offset by improved pricing ($22.2 million) and lower material and other manufacturing costs ($8.3 million).

Energy Segment Results

	Year Ended December 31,			Percent Change		Constant Currency Percent Change
(dollars in millions)	2016	2015	2014	2016 vs. 2015	2015 vs. 2014	2016 vs. 2015	2015 vs. 2014
Segment Revenues	$628.4	$753.5	$1,045.0	(16.6)%	(27.9)%	(15.6)%	(23.9)%
Segment Adjusted EBITDA	$143.8	$186.8	$309.1	(23.0)%	(39.6)%	(21.5)%	(36.2)%
Segment Adjusted EBITDA Margin	22.9%	24.8%	29.6%	(190) bps	(480) bps

Segment Revenues for 2016 were $628.4 million, a decrease of $125.1 million, or 16.6%, compared to $753.5 million in 2015. The decrease in Segment Revenues was primarily due to lower revenues from upstream energy exposed markets (16.6% or $124.9 million) and the unfavorable impact of foreign currencies (0.9% or $7.0 million), partially offset by improved pricing and higher volume in other markets in our Energy segment (0.9% or $6.8 million). The percentage of Segment Revenues derived from aftermarket parts, consumables and services was 47.3% in 2016 compared to 48.2% in 2015.

Segment Adjusted EBITDA in 2016 was $143.8 million, a decrease of $43.0 million, or 23.0%, from $186.8 million in 2015. Segment Adjusted EBITDA Margin decreased 190 basis points to 22.9% in 2016 from 24.8% in 2015. The decrease in Segment Adjusted EBITDA was primarily due to reduced revenues from upstream energy exposed markets ($49.9 million), and the unfavorable impact of foreign currencies ($2.8 million), partially offset by improved pricing and higher volume in other markets in our Energy segment ($9.0 million) and reduced manufacturing, selling and administrative expenses ($0.7 million).

Segment Revenues for 2015 were $753.5 million, a decrease of $291.5 million, or 27.9%, compared to $1,045.0 million in 2014. The decrease in Segment Revenues was due primarily to lower revenues from upstream energy exposed markets (27.4% or $285.9 million), the unfavorable impact of foreign currencies (3.1% or $32.8 million) and lower volume in other markets in our Energy segment (2.1% or $21.6 million), partially offset by the impact of an acquisition in 2014 (3.5% or $36.1 million) and improved pricing in other markets in our Energy segment (1.2% or $12.7 million). The percentage of Segment Revenues derived from aftermarket parts, consumables and services was 48.2% in 2015 compared to 48.3% in 2014.

Segment Adjusted EBITDA in 2015 was $186.8 million, a decrease of $122.3 million, or 39.6%, from $309.1 million in 2014. Segment Adjusted EBITDA Margin decreased 480 basis points to 24.8% in 2015 from 29.6% in 2014. The decrease in Segment Adjusted EBITDA was primarily due to reduced revenues from upstream energy exposed markets ($135.1 million), lower volume in other markets in our Energy segment ($10.9 million), the unfavorable impact of foreign currencies ($7.9 million) and higher selling and administrative expenses ($3.4 million), partially offset by improved pricing in other markets in our Energy segment ($12.7 million), the impact of an acquisition in 2014 ($12.5 million) and lower material and other manufacturing costs ($9.8 million).

Medical Segment Results

	Year Ended December 31,			Percent Change		Constant Currency Percent Change
(dollars in millions)	2016	2015	2014	2016 vs. 2015	2015 vs. 2014	2016 vs. 2015	2015 vs. 2014
Segment Revenues	$228.7	$223.7	$218.9	2.2%	2.2%	2.3%	10.6%
Segment Adjusted EBITDA	$61.9	$59.5	$52.6	4.0%	13.1%	4.3%	23.6%
Segment Adjusted EBITDA Margin	27.1%	26.6%	24.0%	50 bps	260 bps

Segment Revenues for 2016 were $228.7 million, an increase of $5.0 million, or 2.2%, compared to $223.7 million in 2015. The increase in Segment Revenues was due to improved pricing (0.5% or $1.1 million) and higher volume, including the impact of 2016 and 2015 acquisitions (1.7% or $4.0 million), partially offset by the unfavorable impact of foreign currencies ($0.1 million).

Segment Adjusted EBITDA in 2016 was $61.9 million, an increase of $2.4 million, or 4.0%, from $59.5 million in 2015. Segment Adjusted EBITDA Margin increased 50 basis points to 27.1% in 2016 from 26.6% in 2015. The increase in Segment Adjusted EBITDA was primarily due to improved pricing ($1.1 million), higher volume, including the impact of 2016 and 2015 acquisitions ($0.6 million), lower selling and administrative expenses ($0.2 million) and lower material and other manufacturing costs ($0.6 million), partially offset by the unfavorable impact of foreign currencies ($0.1 million).

Segment Revenues for 2015 were $223.7 million, an increase of $4.8 million, or 2.2%, compared to $218.9 million in 2014. The increase in Segment Revenues was due to higher volume, including a 2015 acquisition (9.4% or $20.7 million), improved pricing (1.2% or $2.5 million), partially offset by the unfavorable impact of foreign currencies (8.4% or $18.4 million).

Segment Adjusted EBITDA in 2015 was $59.5 million, an increase of $6.9 million, or 13.1%, from $52.6 million in 2014. Segment Adjusted EBITDA Margin increased 260 basis points to 26.6% from 24.0% in 2014. The increase in Segment Adjusted EBITDA was primarily due to increased revenue from higher volume, including a 2015 acquisition ($7.7 million), improved pricing ($2.5 million), and lower selling and administrative expenses ($2.2 million) partially offset by the unfavorable impact of foreign currencies ($5.5 million).

Unaudited Quarterly Results of Operations

	Year ended December 31, 2016				Year ended December 31, 2015				Year ended December 31, 2014
(in millions)	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Revenues	$437.1	$462.0	$462.6	$577.7	$556.8	$526.4	$523.6	$520.1	$569.3	$641.4	$662.1	$697.2
Gross Profit	158.8	171.5	164.2	222.2	215.5	194.3	186.4	182.9	199.8	234.2	240.2	262.6
Operating Income	19.6	26.0	20.2	38.5	81.7	47.0	45.5	(379.6)	47.8	49.5	87.9	(137.0)
Net (Loss) Income	(9.9)	(4.1)	(13.0)	(4.3)	29.6	7.6	0.5	(389.7)	6.9	9.5	36.8	(189.1)
Adjusted EBITDA(1)	76.8	86.6	89.0	148.3	119.7	105.9	101.0	92.3	98.6	132.7	145.0	161.3
(1)	Set forth below are the reconciliations of Net (loss) Income to Adjusted EBITDA.

	Year ended December 31, 2016				Year ended December 31, 2015				Year ended December 31, 2014
(in millions)	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Net (Loss) Income	$(9.9)	$(4.1)	$(13.0)	$(4.3)	$29.6	$7.6	$0.5	$(389.7)	$6.9	$9.5	$36.8	$(189.1)
Plus:
Interest expense	43.0	42.7	43.0	41.6	40.9	40.3	40.7	41.0	40.8	41.0	41.0	41.6
(Benefit) provision for income taxes	(13.2)	(10.9)	(9.1)	1.3	12.0	(1.1)	4.7	(30.3)	0.8	—	10.7	11.5
Depreciation and amortization expense	41.2	42.7	42.9	45.9	40.6	41.4	39.6	41.4	39.7	40.4	39.9	40.4
Impairment of goodwill and other intangible assets(a)	—	1.5	—	23.8	—	—	7.2	414.2	—	—	—	235.0
Sponsor fees and expenses(b)	1.0	1.0	1.8	1.0	1.6	1.1	1.0	1.0	0.9	0.9	0.9	1.0
Restructuring and related business transformation costs(c)	9.3	18.7	18.2	32.5	2.0	12.2	1.8	15.4	10.8	9.9	9.6	6.3
Acquisition related expenses and non-cash charges(d)	0.8	0.8	2.0	0.6	0.2	1.4	1.8	1.3	(0.6)	1.1	0.7	8.6
Environmental remediation loss reserve(e)	—	—	—	5.6	—	—	—	—	—	—	—	—
Other adjustments(f)	4.6	(5.8)	3.2	0.3	(7.2)	3.0	3.7	(2.0)	(0.7)	29.9	5.4	6.0
Adjusted EBITDA	76.8	86.6	89.0	148.3	119.7	105.9	101.0	92.3	98.6	132.7	145.0	161.3
(a)	Represents non-cash charges for impairment of goodwill and other intangible assets.
(b)	Represents management fees paid to our Sponsor pursuant to a monitoring agreement. In connection with this offering, the monitoring agreement will be terminated in accordance with its terms. See “Certain Relationships and Related Party Transactions—Arrangements with Our Sponsor—Monitoring Agreement.”
(c)	Restructuring and related business transformation costs consist of (i) restructuring charges, (ii) severance, sign-on, relocation and executive search costs, (iii) facility reorganization, relocation and other costs, (iv) information technology infrastructure transformation, (v) gains and losses on asset and business disposals, (vi) consultant and other advisor fees and (vii) other miscellaneous costs. These restructuring and related business transformation costs amounted to $78.7 million, $31.4 million and $36.6 million for the years ended December 31, 2016, 2015 and 2014, respectively.
(d)	Represents costs associated with successful and/or abandoned acquisitions, including third-party expenses, post-closure integration costs and non-cash charges and credits arising from fair value purchase accounting adjustments.
(e)	Represents estimated environmental remediation costs and losses relating to a former production facility.
(f)	Includes (i) foreign exchange gains and losses, (ii) non-cash impact of net LIFO reserve adjustments, (iii) effects of amortization of prior service costs and amortization of gains in pension and other postemployment benefits (OPEB) expense, (iv) certain legal and compliance costs, (v) shareholder litigation settlement loss ($30.0 million in 2014), (vi) costs to exit and settle loss contracts ($10.1 million in 2014) and (vii) other miscellaneous adjustments.

Liquidity and Capital Resources

Our operations and strategic objectives require continuing investment. Our resources include cash generated from operations and borrowings under our Revolving Credit Facility and Receivables Financing Agreement.

Description of Indebtedness

Senior Secured Credit Facilities

Overview

In connection with the KKR Transaction, we and certain of our subsidiaries entered into a senior secured credit agreement with UBS AG, Stamford Branch, as administrative agent, and other agents and lenders party thereto (the “Senior Secured Credit Facilities”) on July 30, 2013.

The Senior Secured Credit Facilities entered into on July 30, 2013 provided senior secured financing in the equivalent of approximately $2,825.0 million, consisting of: (i) a senior secured term loan facility (the “Dollar Term Loan Facility”) in an aggregate principal amount of $1,900.0 million; (ii) a senior secured term loan facility (the “Euro Term Loan Facility”) in an aggregate principal amount of €400.0 million; and (iii) a senior secured revolving credit facility (the “Revolving Credit Facility”) in an aggregate principal amount of $400.0 million available to be drawn in U.S. dollars, EUR, British Pound and other acceptable foreign currencies, subject to certain sublimits for the foreign currencies.

We and certain of our subsidiaries entered into Amendment No. 1 to the Senior Secured Credit Facilities with UBS AG, Stamford Branch, as administrative agent, and other agents, lenders and parties thereto on March 4, 2016 (the “Amendment”). The Amendment reduced the aggregate principal borrowing capacity of the

Revolving Credit Facility by $40.0 million to $360.0 million, extended the term of the Revolving Credit Facility to April 30, 2020 with respect to consenting lenders and provided for customary bail-in provisions to address certain European regulatory requirements, in addition to other modifications. On July 30, 2018, the Revolving Credit Facility principal amount will decrease to $269.9 million resulting from the maturity of the tranches of the Revolving Credit Facility which are owned by lenders which elected not to extend the original Revolving Credit Facility maturity date and any amounts then outstanding in excess of $269.9 million will be required to be paid. Any principal amounts outstanding as of April 30, 2020 will be due at that time and required to be paid in full.

The borrower of the Dollar Term Loan Facility and the Euro Term Loan Facility is Gardner Denver, Inc. Prior to our entering into the Amendment, GD German Holdings II GmbH became an additional borrower and successor in interest to Gardner Denver Holdings GmbH & Co. KG. GD German Holdings II GmbH, GD First (UK) Limited and Gardner Denver, Inc. are the listed borrowers under the Revolving Credit Facility. The Revolving Credit Facility includes borrowing capacity available for letters of credit up to $200.0 million and for borrowings on same-day notice, referred to as swingline loans. At December 31, 2016, we had $15.7 million of outstanding letters of credit under the Revolving Credit Facility and unused availability of $344.3 million.

The Senior Secured Credit Facilities provide that we will have the right at any time to request incremental term loans and/or revolving commitments in an aggregate principal amount of up to (i) if as of the last day of the most recently ended test period the Consolidated Senior Secured Debt to Consolidated EBITDA Ratio (as defined in the Senior Secured Credit Facilities) is equal to or less than 5.50 to 1.00, $250.0 million plus (ii) voluntary prepayments and voluntary commitment reductions of the Senior Secured Credit Facilities prior to the date of any such incurrence plus (iii) an additional amount if, after giving effect to the incurrence of such additional amount, we do not exceed a Consolidated Senior Secured Debt to Consolidated EBITDA Ratio of 4.50 to 1.00. The lenders under the Senior Secured Credit Facilities are not under any obligation to provide any such incremental commitments or loans, and any such addition of, or increase in commitments or loans, will be subject to certain customary conditions.

To the extent that revolving credit loans and swingline loans plus non-cash collateralized letters of credit under the Revolving Credit Facility are outstanding in an amount exceeding $300.0 million, pro forma compliance with a Consolidated Senior Secured Debt to Consolidated EBITDA Ratio of 7.00 to 1.00 is required for borrowings under the Revolving Credit Facility.

For the year ended December 31, 2016, our Consolidated EBITDA was $400.7 million and our Consolidated Senior Secured Debt to Consolidated EBITDA Ratio was 4.90 to 1.00. Consolidated EBITDA as calculated under our Senior Secured Credit Facilities is substantially similar to our calculation of Adjusted EBITDA as presented herein.

Interest Rate and Fees

Borrowings under the Dollar Term Loan Facility, Euro Term Loan Facility and the Revolving Credit Facility bear interest at a rate equal to, at our option, either (a) (1) in respect of the Dollar Term Loan Facility and Euro Term Loan Facility, the greater of LIBOR for the relevant interest period or 1.00% per annum and (2) in respect of the Revolving Credit Facility, the greater of LIBOR for the relevant interest period or 0.00% per annum, in each case adjusted for statutory reserve requirements, plus an applicable margin or (b) a base rate (the “Base Rate”) equal to the highest of (1) the rate of interest publicly announced by the administrative agent as its prime rate in effect at its principal office in Stamford, Connecticut, (2) the federal funds effective rate plus 0.50% and (3) LIBOR for an interest period of one month, adjusted for statutory reserve requirements, plus 1.00%, in each case, plus an applicable margin. The applicable margin as of December 31, 2016 for (i) the Dollar Term Loan Facility is 3.25% for LIBOR loans and 2.25% for Base Rate loans, (ii) the Revolving Credit Facility is 3.25% for LIBOR loans and 2.25% for Base Rate loans and (ii) the Euro Term Loan is 3.75% for LIBOR loans.

The applicable margins under the Revolving Credit Facility may decrease based upon our achievement of certain Consolidated Senior Secured Debt to Consolidated EBITDA Ratios.

In addition to paying interest on outstanding principal under the Senior Secured Credit Facilities, we are required to pay a commitment fee of 0.50% per annum to the lenders under the Revolving Credit Facility in respect of the unutilized commitments thereunder. The commitment fee rate will be reduced to 0.375% if our Consolidated Senior Secured Debt to Consolidated EBITDA Ratio is less than or equal to 3.0 to 1.0. We must also pay customary letter of credit fees.

Prepayments

The Senior Secured Credit Facilities require us to prepay outstanding term loans, subject to certain exceptions, with: (i) 50% of annual excess cash flow (as defined in the Senior Secured Credit Facilities) commencing with the fiscal year ended December 31, 2014 (which percentage will be reduced to 25% if our Secured Debt to Consolidated EBITDA Ratio (as defined in the Senior Secured Credit Facilities) is less than or equal to 3.50 to 1.00 but greater than 3.00 to 1.00, and which prepayment will not be required if the Secured Debt to Consolidated EBITDA Ratio is less than or equal to 3.00 to 1.00); (ii) 100% of the net cash proceeds of non-ordinary course asset sales or other dispositions of property, subject to reinvestment rights; and (iii) 100% of the net cash proceeds of any incurrence of debt, other than proceeds from debt permitted under the Senior Secured Credit Facilities.

The foregoing mandatory prepayments will be applied to the scheduled installments of principal of the Term Loan Facilities in direct order of maturity.

We may voluntarily repay outstanding loans under the Senior Secured Credit Facilities at any time without premium or penalty, subject to certain customary conditions, including reimbursements of the lenders’ redeployment costs actually incurred in the case of a prepayment of LIBOR borrowings other than on the last day of the relevant interest period.

Amortization and Final Maturity

The Dollar Term Loan Facility amortizes in equal quarterly installments in aggregate annual amounts equal to 1.00% of the original principal amount of the Dollar Term Loan Facility, with the balance being payable on July 30, 2020.

The Euro Term Loan Facility includes repayments in equal quarterly installments in aggregate annual amounts equal to 1.00% of the original principal amount of the Euro Term Loan Facility, with the balance being payable on July 30, 2020.

Principal amounts outstanding under the Revolving Credit Facility are due and payable in full at maturity on July 30, 2018, in the case of portions held by non-consenting lenders, and April 30, 2020 with respect to all other borrowings thereunder. The aggregate principal amount of commitments will be reduced to $269.9 million on July 30, 2018.

The Amendment reduced the minimum aggregate principal amount for extension amendments to the facilities from $50.0 million to $35.0 million.

Guarantee and Security

All obligations of the borrowers under the Senior Secured Credit Facilities are unconditionally guaranteed by us and all of our material, wholly-owned U.S. restricted subsidiaries, with customary exceptions including where providing such guarantees is not permitted by law, regulation or contract or would result in adverse tax consequences.

All obligations of the borrowers under the Senior Secured Credit Facilities, and the guarantees of such obligations, are secured, subject to permitted liens and other exceptions, by substantially all of the assets of the borrowers and each guarantor, including but not limited to: (i) a perfected pledge of the capital stock issued by the borrowers and each subsidiary guarantor and (ii) perfected security interests in substantially all other tangible and intangible assets of the borrowers and the guarantors (subject to certain exceptions and exclusions).

The obligations of the non-U.S. borrowers are secured by certain assets in jurisdictions outside of the United States.

Certain Covenants and Events of Default

The Senior Secured Credit Facilities contain a number of covenants that, among other things, restrict, subject to certain exceptions, our ability to: incur additional indebtedness and guarantee indebtedness; create or incur liens; engage in mergers or consolidations; sell, transfer or otherwise dispose of assets; create limitations on subsidiary distributions; pay dividends and distributions or repurchase its own capital stock; and make investments, loans or advances, prepayments of junior financings, or other restricted payments. In addition, subsequent to the Amendment, certain restricted payments constituting dividends or distributions (subject to certain exceptions) are subject to pro forma compliance with a Consolidated Total Debt to Consolidated EBITDA Ratio (as defined in the Senior Secured Credit Facilities) of 5.00 to 1.00. Investments in unrestricted subsidiaries are permitted up to an aggregate amount that does not exceed the greater of $100.0 million and 25% of Consolidated EBITDA.

The Revolving Credit Facility also requires our Consolidated Senior Secured Debt to Consolidated EBITDA Ratio to not exceed 7.50 to 1.00 for each fiscal quarter, when outstanding revolving credit loans and swingline loans plus non-cash collateralized letters of credit under the Revolving Credit Facility (excluding (i) letters of credit in an aggregate amount not to exceed $80.0 million existing on the date of the closing of the Senior Secured Credit Facilities and any extensions thereof, replacement letters of credit or letters of credit issued in lieu thereof, in each case, to the extent the face amount of such letters of credit is not increased above the face amount of the letter of credit being extended, replaced or substituted and (ii) other non-cash collateralized letters of credit in an aggregate amount not to exceed $25.0 million, provided that the aggregate amount of non-cash collateralized letters of credit outstanding excluded pursuant to this provision shall not exceed $50.0 million) exceed $120.0 million.

The Senior Secured Credit Facilities also contain certain customary affirmative covenants and events of default, including a change of control.

Our ability to satisfy the requirements of these covenants in future periods will depend on events that may be beyond our control, and we cannot assure you that we will be able to do so. A breach of any of these covenants in the future could result in a default under, or an inability to undertake certain activities in compliance with, the Senior Secured Credit Facilities.

Senior Notes

Overview

In connection with the KKR Transaction, on July 30, 2013, our direct subsidiary, Gardner Denver, Inc., issued $575.0 million aggregate principal amount of 6.875% senior notes due 2021 (the “Senior Notes”), which mature on August 15, 2021 pursuant to an indenture, dated as of July 30, 2013 (the “Indenture”), among Renaissance Acquisition Corp. (which merged into Gardner Denver, Inc. in connection with the KKR Transaction), the guarantors party thereto and Wells Fargo Bank, National Association, as trustee.

Interest Rate

Interest on the Senior Notes accrues at a rate of 6.875% per annum. The interest is payable on February 15 and August 15 of each year.

Ranking

The Senior Notes are Gardner Denver, Inc.’s senior unsecured obligations and rank senior in right of payment to Gardner Denver, Inc.’s future subordinated debt, equally in right of payment with all of Gardner Denver, Inc.’s existing and future unsubordinated debt, and structurally subordinated to all liabilities of Gardner Denver, Inc.’s existing and future subsidiaries, including all of Gardner Denver, Inc.’s foreign non-guarantor subsidiaries. The Senior Notes are effectively subordinated to Gardner Denver, Inc.’s and the guarantors’ secured indebtedness to the extent of the value of the assets securing such indebtedness, including borrowings under the Senior Secured Credit Facilities.

Guarantees

The Senior Notes are fully and unconditionally guaranteed by each of Gardner Denver, Inc.’s existing and future wholly owned domestic subsidiaries that guarantee, or is a borrower under, Gardner Denver, Inc.’s obligations under the Senior Secured Credit Facilities.

Each subsidiary guarantee of the Senior Notes ranks senior in right of payment to all existing and future subordinated indebtedness of the subsidiary guarantor; ranks equally in right of payment with all existing and future senior indebtedness of the subsidiary guarantor; is effectively subordinated in right of payment to all of the applicable subsidiary guarantor’s existing and future secured debt (including the applicable subsidiary guarantor’s guarantee under the Senior Secured Credit Facilities) to the extent of the value of the collateral securing such indebtedness and is effectively subordinated in right of payment to all existing and future indebtedness and other liabilities of any subsidiary of a subsidiary guarantor that is not also a guarantor of the Senior Notes.

Optional Redemption

Gardner Denver, Inc. may redeem the Senior Notes, in whole or in part, at the redemption prices (expressed as percentages of the principal amount of the Senior Notes to be redeemed) set forth below, plus accrued and unpaid interest thereon and additional interest, if any, to, but excluding, the applicable redemption date, subject to the right of holders of Senior Notes of record on the relevant record date to receive interest due on the relevant interest payment date, if redeemed during the twelve month period beginning on August 15 of each of the years indicated below:

Year	Percentage
2016	105.156%
2017	103.438%
2018	101.719%
2019 and thereafter	100.000%

Change of Control

Upon the occurrence of a change of control, which is defined in the Indenture, each holder of the Senior Notes has the right to require Gardner Denver, Inc. to repurchase some or all of such holder’s senior notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the repurchase date.

Covenants

The Indenture contains covenants limiting, among other things, Gardner Denver, Inc.’s ability and the ability of its restricted subsidiaries to (subject to certain exceptions): incur additional debt, issue disqualified stock or issue certain preferred stock; pay dividends on or make certain distributions and other restricted payments; create certain liens or encumbrances; sell assets; enter into transactions with affiliates; limit ability of restricted subsidiaries to make payments to Gardner Denver, Inc.; consolidate, merge, sell, or otherwise dispose of all or substantially all of Gardner Denver, Inc.’s assets; designate Gardner Denver, Inc.’s subsidiaries as unrestricted subsidiaries; and events of default. Our ability to satisfy the requirements of these covenants in future periods will depend on events that may be beyond our control, and we cannot assure you that we will be able to do so. A breach of any of these covenants in the future could result in a default under, or an inability to undertake certain activities in compliance with, the Indenture.

Receivables Financing Agreement

In May 2016, we entered into the Receivables Financing Agreement, providing for aggregated borrowing of up to $75.0 million governed by a borrowing base. The Receivables Financing Agreement provides for a lower cost alternative in the issuance of letters of credit with the remaining unused capacity providing additional liquidity. As of December 31, 2016, we had no outstanding borrowings under the Receivables Financing Agreement and $21.8 million of letters of credit outstanding.

Borrowings under the Receivables Financing Agreement accrue interest at a reserve-adjusted LIBOR or a base rate, plus 1.6%. Letters of credit accrue interest at 1.6%. We may prepay borrowings or letters of credit or draw on the Receivables Financing Agreement upon one business day prior written notice and may terminate the Receivables Financing Agreement with 15 days’ prior written notice.

As part of the Receivables Financing Agreement, eligible accounts receivable of certain of our subsidiaries are sold to a wholly owned “bankruptcy remote” special purpose vehicle (“SPV”). The SPV pledges the receivables as security for loans and letters of credit. The SPV is included in our consolidated financial statements and therefore, the accounts receivable owned by it are included in our consolidated balance sheet. However, the accounts receivable owned by the SPV are separate and distinct from our other assets and are not available to our other creditors should we become insolvent.

The Receivables Financing Agreement contains various customary representations and warranties and covenants, and default provisions which provide for the termination and acceleration of the commitments and loans under the agreement in circumstances including, but not limited to, failure to make payments when due, breach of representations, warranties or covenants, certain insolvency events or failure to maintain the security interest in the trade receivables, a change in control and defaults under other material indebtedness.

The Receivables Financing Agreement terminates on May 17, 2019, unless terminated earlier pursuant to its terms. At December 31, 2016 there was $53.2 million of capacity available under the Receivables Financing Agreement.

As of December 31, 2016, December 31, 2015 and December 31, 2014, we were in compliance with all of our debt covenants and no event of default had occurred or was ongoing.

Liquidity

We are highly leveraged, with significant scheduled debt maturities during the next five years. A substantial portion of our liquidity needs arise from debt service requirements, and from the ongoing cost of operations, working capital and capital expenditures.

	Year Ended December 31,
(in millions)	2016	2015	2014
Cash and cash equivalents	$255.8	$228.3	$184.2
Short-term borrowings and current maturities of long-term debt	24.5	25.4	35.1
Long-term debt	2,753.8	2,769.5	2,825.6
Total debt	$2,778.3	$2,794.9	$2,860.7

At December 31, 2016, we had cash and cash equivalents of $255.8 million, of which $2.6 million was pledged to financial institutions as collateral to support issued standby letters of credit and similar instruments. We also had $344.3 million of unused availability under our Revolving Credit Facility at December 31, 2016 and $53.2 million of capacity available under the Receivables Financing Agreement.

We can increase the borrowing availability under the Senior Secured Credit Facilities by up to $250.0 million in the form of additional commitments under the Revolving Credit Facility and/or incremental term loans plus an additional amount so long as we do not exceed a specified senior secured leverage ratio. We can incur additional secured indebtedness under the Term Loan Facilities if certain specified conditions are met under the credit agreement governing the Term Loan Facilities. Our liquidity requirements are significant primarily due to debt service requirements. See “—Description of Indebtedness” and, for a complete description of our credit facilities, refer to Note 10 “Debt” to our audited consolidated financial statements included elsewhere in this prospectus.

Since the consummation of the KKR Transaction and related financing transactions, our principal sources of liquidity have been existing cash and cash equivalents, cash generated from operations and borrowings under the Senior Secured Credit Facilities. Our principal uses of cash following the consummation of the KKR Transaction and related financing transactions have been to provide working capital, meet debt service requirements, fund capital expenditures and finance strategic plans, including possible acquisitions. We may also seek to finance capital expenditures under capital leases or other debt arrangements that provide liquidity or favorable borrowing terms. We continue to consider acquisition opportunities, but the size and timing of any future acquisitions and the related potential capital requirements cannot be predicted. In the event that suitable businesses are available for acquisition upon acceptable terms, we may obtain all or a portion of the necessary financing through the incurrence of additional long-term borrowings. As market conditions warrant, we and our major equity holders, including our Sponsor and its affiliates, may from time to time, seek to repurchase debt securities that we have issued or loans that we have borrowed, including the Senior Notes and borrowings under the Senior Secured Credit Facilities, in privately negotiated or open market transactions, by tender offer or otherwise. Based on our current level of operations and available cash, we believe our cash flow from operations, together with availability under the Revolving Credit Facility and the Receivables Financing Agreement, will provide sufficient liquidity to fund our current obligations, projected working capital requirements, debt service requirements and capital spending requirements for the foreseeable future. Our business may not generate sufficient cash flows from operations or future borrowings may not be available to us under our Revolving Credit Facility or the

Receivables Financing Agreement in an amount sufficient to enable us to pay our indebtedness, or to fund our other liquidity needs. Our ability to do so depends on, among other factors, prevailing economic conditions, many of which are beyond our control. In addition, upon the occurrence of certain events, such as a change in control, we could be required to repay or refinance our indebtedness. We may not be able to refinance any of our indebtedness, including the Senior Secured Credit Facilities and the Senior Notes, on commercially reasonable terms or at all. Any future acquisitions, joint ventures, or other similar transactions may require additional capital and there can be no assurance that any such capital will be available to us on acceptable terms or at all.

The majority of our cash is in jurisdictions outside of the United States. However, we believe our U.S. operations will generate sufficient cash flows from operations along with our availability under the Revolving Credit Facility and the Receivables Financing Agreement to satisfy our cash needs in the United States. As a result of the KKR Transaction and the significant increase in our long-term debt balance as of July 30, 2013, we modified our former assertion concerning the permanent reinvestment of undistributed earnings for non-U.S. subsidiaries in these foreign operations. We intend to repatriate certain foreign earnings for the purpose of servicing our Senior Secured Credit Facilities, which will result in net U.S. tax liabilities as these foreign earnings are distributed. Accordingly, we recorded a deferred income tax liability in the amount of $77.3 million as of December 31, 2016 associated with the repatriation of certain foreign earnings based upon accumulated earnings of approximately $200 million.

Working Capital

	Year Ended December 31,
(in millions)	2016	2015	2014
Net Working Capital:
Current assets	$1,188.5	$1,157.4	$1,203.4
Less: Current liabilities	497.8	431.3	473.7
Net working capital	$690.7	$726.1	$729.7

Operating Working Capital:
Accounts receivable	$441.6	$403.3	$509.1
Plus: Inventories	443.9	475.0	473.0
Less: Accounts payable	214.9	156.9	213.4
Operating working capital	$670.6	$721.4	$768.7

Net working capital decreased $35.4 million to $690.7 million at December 31, 2016 from $726.1 million at December 31, 2015. Operating working capital decreased $50.8 million to $670.6 million at December 31, 2016 from $721.4 million at December 31, 2015, due to lower inventories and higher accounts payable, partially offset by higher accounts receivable. During 2016, management proactively focused on reducing inventory levels while maintaining product availability and improving delivery times. Also, centralized processes were redesigned to improve the timing of customer cash collections and to standardize vendor payment terms resulting in the improvement of accounts receivable and accounts payable performance. The increase in accounts receivable was primarily due to higher levels of sales in the fourth quarter of 2016 compared to the fourth quarter of 2015. The increase in accounts payable was primarily due to the timing of vendor cash disbursements.

Net working capital decreased $3.6 million to $726.1 million at December 31, 2015 from $729.7 million at December 31, 2014. Operating working capital decreased $47.3 million to $721.4 million at December 31, 2015 from $768.7 million at December 31, 2014, due to lower accounts receivable, partially offset by lower accounts payable. The decrease in accounts receivable was primarily due to lower levels of sales in the fourth quarter, 2015, compared to the fourth quarter, 2014. The decrease in accounts payable was primarily due to the timing of vendor cash disbursements.

Cash Flows

The following table reflects the major categories of cash flows for the years ended December 31, 2016, 2015 and 2014, respectively.

	Year Ended December 31,
(in millions)	2016	2015	2014
Cash flows – operating activities	$165.6	$172.1	$141.8
Cash flows – investing activities	$(82.1)	$(84.0)	$(155.4)
Cash flows – financing activities	$(43.0)	$(35.0)	$(3.7)

Operating activities

Cash provided by operating activities decreased $6.5 million to $165.6 million in 2016 from $172.1 million in 2015, primarily due to lower net income (excluding non-cash charges for impairments of goodwill and other intangible assets, depreciation and amortization and foreign currency transaction (gains) losses), offset by cash generated from reduced operating working capital. Operating working capital provided cash of $32.8 million in 2016 compared to $9.3 million in 2015. Changes in accounts receivable used cash of $48.8 million in 2016 and generated cash of $83.9 million in 2015. Changes in inventory generated cash of $23.5 million in 2016 and used cash of $27.8 million in 2015. Changes in accounts payable generated cash of $58.1 million in 2016 and used cash of $46.8 million in 2014.

Cash flows from operating activities increased $30.3 million to $172.1 million in 2015 from $141.8 million in 2014. This increase was primarily due to cash generated from reduced operating working capital, partially offset by lower net income (excluding non-cash charges for depreciation and amortization and foreign currency transaction (gains) losses, net). Operating working capital provided cash of $9.3 million in 2015 and used cash of $108.8 million in 2014. Changes in accounts receivable generated cash of $83.9 million in 2015 and used cash of $70.0 million in 2014. Changes in inventory used cash of $27.8 million and $51.0 million in 2015 and 2014, respectively. Changes in accounts payable used cash of $46.8 million in 2015 and generated cash of $12.2 million in 2014.

Investing activities

Cash flows from investing activities included capital expenditures of $74.4 million (3.8% of consolidated revenues), $71.0 million (3.3% of consolidated revenues) and $73.5 million (2.9% of consolidated revenues), in 2016, 2015 and 2014, respectively, invested primarily to support sales growth initiatives and increase operating efficiency. We currently expect capital expenditures to total approximately $60 to $70 million in 2017. Cash paid in business combinations was $18.8 million in 2016, $26.2 million in 2015 and $82.3 million in 2014. Net proceeds from business divestitures and disposals of property, plant and equipment were $11.1 million, $13.1 million and $0.5 million in 2016, 2015 and 2014 respectively.

Financing activities

Cash used in financing activities of $43.0 million in 2016, reflects scheduled principal payments on long-term borrowings of $25.5 million, purchases of treasury stock of $14.1 million, a $4.7 million payment of contingent consideration related to an acquisition, payments of debt issuance costs of $1.1 million and other items of $0.9 million, partially offset by issuances of common stock of $3.3 million.

Cash used in financing activities of $35.0 million in 2015 reflects scheduled principal payments on long-term borrowings of $26.5 million, net payments on short-term borrowings of $6.7 million, purchases of treasury stock of $2.1 million, a $3.0 million payment of contingent consideration related to an acquisition and other items of $0.9 million, partially offset by issuances of common stock of $4.2 million.

Cash used in financing activities of $3.7 million in 2014 reflects scheduled principal payments on long-term borrowings of $23.5 million, purchases of treasury stock of $3.2 million and other items of $1.3 million, partially offset by the net proceeds from short-term borrowings of $8.4 million and issuances of common stock of $15.9 million.

Free Cash Flow

Free Cash Flow decreased $9.9 million to $91.2 million in 2016 from $101.1 million in 2015 due to a decrease in cash provided by operating activities of $6.5 million in 2016 compared to 2015 and an increase in capital expenditures of $3.4 million in 2016 compared to 2015. Free Cash Flow increased $32.8 million to $101.1 million in 2015 from $68.3 million in 2014 due to an increase in cash flows provided by operating activities of $30.3 million in 2015 compared to 2014 and a decrease in capital expenditures of $2.5 million in 2015 compared to 2014.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are materially likely to have a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Contractual Obligations

The following table summarizes our future minimum payments as of December 31, 2016 for all contractual obligations for years subsequent to the year ended December 31, 2016:

		Payments Due by Period
(in millions)	Total	2017	2018–2019	2020–2021	More than 5 years
Contractual Obligations
Debt	$2,815.5	$21.8	$43.4	$2,750.0	$0.3
Estimated interest payments(1)	668.3	161.6	349.0	157.2	0.5
Capital leases	21.6	2.1	4.3	4.5	10.7
Operating leases	77.8	22.5	29.4	11.4	14.5
Purchase obligations(2)	201.9	190.6	11.3	—	—
Total	$3,785.1	$398.6	$437.4	$2,923.1	$26.0
(1)	Estimated interest payments for long-term debt were calculated as follows: for fixed-rate debt and term debt, interest was calculated based on applicable rates and payment dates; for variable-rate debt and/or non-term debt, interest rates and payment dates were estimated based on management’s determination of the most likely scenarios for each relevant debt instrument. We intend to use the net proceeds from this offering to repay certain indebtedness. We anticipate that this will reduce our annual interest expense by approximately $ million.
(2)	Purchase obligations consist primarily of agreements to purchase inventory or services made in the normal course of business to meet operational requirements. The purchase obligation amounts do not represent the entire anticipated purchases in the future, but represent only those items for which we are contractually obligated as of December 31, 2016. For this reason, these amounts will not provide a complete and reliable indicator of our expected future cash outflows.

Total pension and other postretirement benefit liabilities recognized on our consolidated balance sheet as of December 31, 2016 were $124.4 million and represented the unfunded status of our defined benefit plans at the end of 2016. The total pension and other postretirement benefit liabilities are included in our consolidated balance sheet line items “Accrued liabilities” and “Pensions and other postretirement benefits.” Because these liabilities are impacted by, among other items, plan funding levels, changes in plan demographics and assumptions and investment return on plan assets, it does not represent expected liquidity needs. Accordingly, we did not include these liabilities in the “Contractual Obligations” table above.

We fund our U.S. qualified pension plans in accordance with the Employee Retirement Income Security Act of 1974 regulations for the minimum annual required contribution and Internal Revenue Service regulations for the maximum annual allowable tax deduction. We are committed to making the required minimum contributions and expect to contribute a total of approximately $0.1 million to our U.S. qualified pension plans during 2017. Furthermore, we expect to contribute a total of approximately $0.3 million to our postretirement life insurance benefit plans during 2017. Future contributions are dependent upon various factors including the performance of the plan assets, benefit payment experience and changes, if any, to current funding requirements. Therefore, no amounts were included in the “Contractual Obligations” table related to expected plan contributions. We generally expect to fund all future contributions to our plans with cash flows from operating activities.

Our non-U.S. pension plans are funded in accordance with local laws and income tax regulations. We expect to contribute a total of approximately $5.8 million to our non-U.S. qualified pension plans during 2017. No amounts have been included in the “Contractual Obligations” table related to these plans due to the same reasons noted above.

Disclosure of amounts in the “Contractual Obligations” table regarding expected benefit payments in future years for our pension plans and other postretirement benefit plans cannot be properly reflected due to the ongoing nature of the obligations of these plans. We currently anticipate the annual benefit payments for the U.S. plans to be in the range of approximately $4.5 million to $5.0 million in 2017 and to remain at those levels for the next several years, and the annual benefit payments for the non-U.S. plans to be in the range of approximately $8.0 million to $8.5 million in 2017 and to gradually increase to an annual level in the range of $8.5 million to $10.5 million for the next several years.

Contingencies

We are a party to various legal proceedings, lawsuits and administrative actions, which are of an ordinary or routine nature for a company of our size and in our sector. We believe that such proceedings, lawsuits and administrative actions will not materially adversely affect our operations, financial condition, liquidity or competitive position. We have accrued liabilities and other liabilities on our consolidated balance sheet to include a total litigation reserve of $108.5 million as of December 31, 2016 with respect to potential liability arising from our asbestos-related litigation. Other than our asbestos-related litigation reserves, we only have de minimis accrued liabilities and other liabilities on our consolidated balance sheet with respect to other legal proceedings, lawsuits and administrative actions. A more detailed discussion of certain of these proceedings, lawsuits and administrative actions is set forth in “Business—Legal Proceedings.”

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

We are exposed to interest rate risk as a result of our variable-rate borrowings. We manage our exposure to interest rate risk by maintaining a mixture of fixed and variable debt, and from time to time, use pay-fixed interest rate swaps as cash flow hedges of our variable rate debt in order to adjust the relative fixed and variable portions.

As of December 31, 2016, we had variable rate debt outstanding of $1,076.4 million at a current weighted average interest rate of 4.3%, substantially all of which was incurred under our $2,785.0 million Senior Secured Credit Facility, under which $1,833.2 million was outstanding under the $1,900.0 million Dollar Term Loan Facility and €387.0 million was outstanding under the €400.0 million Euro Term Loan Facility. The Dollar Term Loan Facility and the Euro Term Loan Facility bear interest primarily based on LIBOR and EURIBOR, respectively, plus a spread. However, both facilities are subject to a 1.0% LIBOR base rate floor, and thus the interest rate on the Dollar Term Loan Facility and the Euro Term Loan Facility will not begin to fluctuate until LIBOR or EURIBOR, respectively, exceeds that percentage. At December 31, 2016, LIBOR and EURIBOR were lower than the 1.0% LIBOR minimum rate.

We use interest rate swaps to offset our exposure to interest rate movements. These outstanding interest rate swaps qualify and are designated as cash flow hedges of forecasted LIBOR-based interest payments. At December 31, 2016, we were a fixed rate payer on 16 fixed-floating interest rate swap contracts that effectively fixed the LIBOR-based index used to determine the interest rates charged on our LIBOR-based variable rate borrowings. See Note 16 “Hedging Activities, Derivative Instruments, and Credit Risk” to our audited consolidated financial statements included elsewhere in this prospectus.

The following table presents the impact of hypothetical changes in market interest rates across the yield curve by 100 basis points, including the effect of our interest rate swaps for the years ended December 31, 2016 and 2015 on our interest expense:

	Year Ended December 31,
(in millions)	2016	2015
Increase (decrease) in market interest rates
100 basis points	$1.8	$4.4
(100) basis points(1)	—	—
(1)	A decrease in interest rates would not have impacted our interest expense in 2016 or 2015 because LIBOR and EURIBOR were lower than the 1.0% base rate floors under the Senior Secured Credit Facility for the entirety of both years.

Foreign Currency Risk

We are exposed to foreign currency risks that arise from our global business operations. Changes in foreign currency exchange rates affect the translation of local currency balances of foreign subsidiaries, transaction gains and losses associated with intercompany loans with foreign subsidiaries and transactions denominated in currencies other than a subsidiary’s functional currency. In 2016 and 2015, the relative strengthening of the U.S. dollar against foreign currencies had an unfavorable impact on our revenues and results of operations. While future changes in foreign currency exchange rates are difficult to predict, our revenues and earnings may be adversely affected if the U.S. dollar further strengthens.

We seek to minimize our exposure to foreign currency risks through a combination of normal operating activities, including by conducting our international business operations primarily in their functional currencies to match expenses with revenues and the use of foreign currency forward exchange contracts and net investment cross-currency interest rate swaps. In addition, to mitigate the risk arising from entering into transactions in currencies other than our functional currencies, we typically settle intercompany trading balances monthly.

The table below presents the percentage of revenues and gross profit by principal currency for the years ended December 31, 2016 and 2015:

	U.S. Dollar	Euro	British Pound	Chinese Renminbi	Other
Year Ended December 31, 2016
Revenues	39%	34%	6%	6%	15%
Gross Profit	36%	38%	7%	7%	12%

Year Ended December 31, 2015
Revenues	45%	29%	7%	7%	12%
Gross Profit	42%	33%	8%	8%	10%

We entered into cross currency interest rate swaps and foreign currency denominated debt obligations to selectively hedge portions of our investment in non-U.S. subsidiaries. The currency effects of the cross currency interest rate swaps and debt obligations are reflected in accumulated other comprehensive income within our stockholders’ equity, where they partially offset the currency translation effects of our investments in non-U.S. subsidiaries, which in turn partially offset gains and losses recorded on our net investments globally. These currency translation effects and offsetting impacts of our derivatives for the years ended December 31, 2016 and 2015 are summarized in Note 13 “Accumulated Other Comprehensive Loss” to our audited consolidated financial statements included elsewhere in this prospectus.

We also enter into foreign currency forward contracts to manage the risk arising from transaction gains and losses associated with intercompany loans with foreign subsidiaries. Our foreign currency forward contracts are typically short-term and are rolled forward as necessary upon settlement. As of December 31, 2016, we were party to three foreign currency forward contracts, all of which are carried on our balance sheet at fair value. See Note 16 “Hedging Activities, Derivative Instruments, and Credit Risk” to our audited consolidated financial statements included elsewhere in this prospectus.

The table below presents, for the year ended December 31, 2016, the hypothetical effect of a 10% appreciation in the average exchange rate of the U.S. dollar relative to the principal foreign currencies in which our revenues and gross profit are denominated:

	Year Ended December 31, 2016
(in millions)	Euro	British Pound	Chinese Renminbi
Revenues	$(60)	$(11)	$(11)
Gross profit	$(26)	$(5)	$(5)

Critical Accounting Policies and Estimates

Accounting estimates and assumptions discussed in this section are those that we consider to be the most critical to an understanding of our financial statements because they involve significant judgments and uncertainties. Certain of these estimates include determining fair value. All of these estimates reflect our best judgment about current, and for some estimates, future economic and market conditions and their effect based on information available as of the date of these financial statements. If these conditions change from those expected, it is reasonably possible that the judgments and estimates described below could change, which may result in future impairments of goodwill, intangibles and long-lived assets, increases in reserves for contingencies, establishment of valuation allowances on deferred tax assets and increase in tax liabilities, among other effects. Also see Note 1 “Summary of Significant Accounting Policies” to our audited consolidated financial statements included elsewhere in this prospectus, which discusses the significant accounting policies that we have selected from acceptable alternatives.

Impairment of Goodwill and Other Identified Intangible Assets

We test goodwill for impairment annually in the fourth quarter of each year using data as of October 1 of that year. The impairment test consists of two steps: in step one, the carrying value of the reporting unit is compared with its fair value; in step two, which is applied when the carrying value is more than its fair value, the amount of goodwill impairment, if any, is derived by deducting the fair value of the reporting unit’s assets and liabilities from the fair value of its equity and comparing that amount with the carrying amount of goodwill. We determined fair values for each of the reporting units using a combination of the income and market multiples approaches which are weighted 75% and 25%, respectively.

Under the income approach, fair value is determined based on the present value of estimated future cash flows, discounted at an appropriate risk-adjusted rate. We use our internal forecasts to estimate future cash flows and include an estimate of long-term future growth rates based on our most recent views of the long-term outlook for each business. Actual results may differ from those assumed in our forecasts. We derive our discount rates using a capital asset pricing model and analyzing published rates for industries relevant to our reporting units to estimate the cost of equity financing. We use discount rates that are commensurate with the risks and uncertainty inherent in the respective businesses and in our internally developed forecasts. Discount rates used in our reporting unit valuations ranged from 10.4% to 11.4%. Additionally, we assumed 3.0% terminal growth rates for all reporting units.

Under the market multiples approach, fair value is determined based on multiples derived from the stock prices of publically traded guideline companies to develop a business enterprise value (“BEV”) for our reporting units. The application of the market multiples method entails the development of book value multiples based on the market value of the guideline companies. The multiples are developed by first calculating the market value of equity of the guideline companies and then adjusting these multiples for cash and debt to arrive at a BEV multiple. Identifying appropriate guideline companies and computing appropriate market multiples is subjective. We considered various public companies that had reasonably similar qualitative factors as our reporting units while also considering quantitative factors such as revenue growth, profitability and total assets.

For all reporting units, the excess of the estimated fair value over carrying value (expressed as a percentage of carrying value) was a minimum of 84.2% with the exception of the P&IP reporting unit which had a cushion of 17.9%. P&IP had a fair value in excess of book value of $125.4 million and allocated goodwill of $186.0 million. Estimating the fair value of reporting units requires the use of estimates and significant judgments that are based on a number of factors including actual operating results. Key assumptions used in determining the estimated fair value of the P&IP reporting unit included the annual operating plan, successful execution of identified strategic initiatives, a short-term stabilization and mid- to long-term improvement of the macroeconomic conditions of the oil and gas market and a relatively stable world gross domestic product. Increasing discount rates, coupled with a prolonged decline in oil and gas prices and rig counts and moderating global demand for oil could potentially put the goodwill of the P&IP reporting unit at risk of future impairment. While the Company has concluded that there is no impairment of goodwill related to P&IP as of December 31, 2016, we will monitor the performance of the reporting unit closely for impairment indicators and reassess as necessary.

We annually test intangible assets with indefinite lives for impairment utilizing a discounted cash flow valuation referred to as the relief from royalty method. We estimated forecasted revenues for a period of five years with discount rates ranging from 11.4% to 12.4%, a terminal growth rate of 3.0%, and royalty rates ranging from 3.0% to 4.0%.

We review identified intangible assets with defined useful lives and subject to amortization for impairment whenever events or changes in circumstances indicate that the related carrying amounts may not be recoverable.

Determining whether an impairment loss occurred requires comparing the carrying amount to the sum of undiscounted cash flows expected to be generated by the asset.

Also see Note 8 “Goodwill and Other Intangible Assets” to our audited consolidated financial statements included elsewhere in this prospectus.

Pension Benefits

Pension assumptions are significant inputs to the actuarial models that measure pension benefit obligations and related effects on operations. Two assumptions—discount rate and expected return on assets—are important elements of plan expense and asset/liability measurement. We evaluate these critical assumptions at least annually on a plan and country-specific basis. We periodically evaluate other assumptions involving demographic factors such as retirement age, mortality and turnover, and update them to reflect our experience and expectations for the future. Actual results in any given year will often differ from actuarial assumptions because of economic and other factors.

Accumulated and projected benefit obligations are measured as the present value of expected payments. We discount those cash payments using the weighted average of market-observed yields for high-quality fixed-income securities with maturities that correspond to the payment of benefits. Lower discount rates increase present values and subsequent-year pension expense; higher discount rates decrease present values and subsequent-year pension expense.

Our weighted average discount rates used to determine benefit obligations for U.S. pension plans were 4.0%, 4.1% and 3.8% and for non-U.S. Plans were 2.3%, 3.3% and 3.1% at December 31, 2016, 2015 and 2014, respectively. The discount rate in both the United States and the United Kingdom was determined by projecting the plans’ expected future benefit payments, discounting those expected payments using a theoretical zero-coupon spot yield curve derived from a universe of high-quality bonds as of the measurement date, and solving for the single equivalent discount rate that results in the same projected benefit obligation. In all other countries, the discount rate was based on appropriate published indices with recognition of the plan liability durations.

To determine the expected weighted average long-term rate of return on pension plan assets, we consider current and target asset allocations, as well as historical and expected returns on various categories of plan assets. In developing future long-term return expectations for our principal benefit plans’ assets, we formulate views on the future economic environment, both in the United States and abroad. We evaluate general market trends and historical relationships among a number of key variables that impact asset class returns such as expected earnings growth, inflation, valuations, yields and spreads, using both internal and external sources. We also take into account expected volatility by asset class and diversification across classes to determine expected overall portfolio results given current and target allocations. Based on our analysis of future expectations of asset performance, past return results and our current and target asset allocations, for cost recognition in 2017, we have assumed a long-term expected return on assets of 7.75% for U.S. Plans and 4.95% for non-U.S. Plans.

The table below illustrates the sensitivity of the significant pension assumptions on a combined basis for the Company’s U.S. and non-U.S. Plans.

	Change in Discount Rate		Change in Expected Return		Change in Market Value of Assets
(in millions)	Plus 100 bps	Minus 100 bps	Plus 100 bps	Minus 100 bps	Plus 5%	Minus 5%
(Decrease) increase in 2016 net benefit cost	$(1.7)	$2.9	$(2.4)	$2.5	$(1.5)	$1.6
(Decrease) increase in projected benefit obligation	(54.6)	65.3	(2.6)	3.4	0.0	0.0
Increase (decrease) in funded status	52.6	(62.6)	0.5	(0.7)	13.1	(13.1)

Income Taxes

Our annual tax rate is based on our income, statutory tax rates and tax planning opportunities available to us in the various jurisdictions in which we operate. Tax laws are complex and subject to different interpretations by the taxpayer and respective governmental taxing authorities. Significant judgment is required in determining our tax expense and in evaluating our tax positions, including evaluating uncertainties. We review our tax positions quarterly and adjust the balances as new information becomes available.

Our income tax rate is significantly affected by the tax rate on our global operations. In addition to local country tax laws and regulations, this rate depends on the extent earnings are indefinitely reinvested outside the United States. Indefinite reinvestment is determined by management’s judgment about and intentions concerning the future operations of the Company. We recorded a deferred tax liability of approximately $114.0 million for the anticipated repatriation of a limited amount of unremitted foreign earnings generated prior to the KKR Transaction on July 30, 2013. These accumulated earnings of non-U.S. subsidiaries amounting to approximately $287.0 million are expected to supplement our projected U.S. operating cash flow in meeting our debt service requirements along with other U.S. cash flow needs during the term of our credit agreement. This deferred tax liability was adjusted to $94.1 million at December 31, 2014, $94.6 million at December 31, 2015 and $77.3 million at December 31, 2016, based upon accumulated earnings of approximately $200 million. The reduction in the tax liability was due to our Company's decision to deduct our foreign taxes on future remitted earnings and eliminate the related taxable inclusion on the foreign tax credit gross up amount. We had previously established a valuation against all foreign tax credits. With the exception of this limited repatriation, we will continue to be permanently reinvested with respect to its other undistributed earnings of the non-U.S. subsidiaries, including such earnings generated after the date of acquisition, as these earnings are expected to be utilized to fund the future growth of our non-U.S. operations. Determination of the unrecognized deferred tax liability associated with these unremitted earnings is not practicable. Deferred income tax assets represent amounts available to reduce income taxes payable on taxable income in future years. Such assets arise because of temporary differences between the financial reporting and tax bases of assets and liabilities, as well as from net operating loss and tax credit carryforwards. We evaluate the recoverability of these future tax deductions and credits by assessing the adequacy of future expected taxable income from all sources, including reversal of taxable temporary differences, forecasted operating earnings and available tax planning strategies. These sources of income rely heavily on estimates. To the extent we do not consider it more likely than not that a deferred tax asset will be recovered, a valuation allowance is established. Amounts recorded for deferred tax assets related to net operating losses, net of valuation allowances, were $40.6 million and $17.4 million at December 31, 2016 and 2015, respectively.

Stock Compensation

We account for stock-based compensation plans under the fair value recognition and measurement provisions in accordance with applicable accounting standards, which require all stock-based payments to employees and non-employees, including grants of stock options, to be measured based on the grant date fair value of the awards. We use the Black-Scholes-Merton valuation model to estimate the fair value of stock options granted to employees and non-employees. The model requires certain assumptions including the estimated expected term of the stock options, the risk-free interest rate and the exercise price, of which certain assumptions are highly complex and subjective. The expected option life represents the period of time that the options granted are expected to be outstanding based on management's best estimate of the timing of a liquidity event and the contractual term of the stock option. As there is not sufficient trading history of our common stock, we use a group of our competitors which we believe are similar to us, adjusted for our capital structure, in order to estimate volatility. Our exercise price is the stock price on the date in which shares were granted.

Our stock price is calculated based on a combination of the income approach and the market approach. Under the income approach, specifically the discounted cash flow method, forecasted cash flows are discounted to the present value at a risk-adjusted discount rate. The valuation analyses determine discrete free cash flows over several years based on forecast financial information provided by management and a terminal value for the residual period beyond the discrete forecast, which are discounted at an appropriate rate to estimate the Company's enterprise value. Under the market approach, specifically the guideline public company method, we select publicly traded companies with similar financial and operating characteristics as the Company and calculate valuation multiples based on the guideline public company’s financial information and market data. The estimate of our stock price will no longer be necessary once the Company goes public as we will rely on the market price to determine the market value of our common stock. For additional information related to the assumptions used, see Note 15 “Stock-Based Compensation Plans” to our audited consolidated financial statements included elsewhere in this prospectus.

Loss Contingencies

Loss contingencies are uncertain and unresolved matters that arise in the ordinary course of business and result from events or actions by others that have the potential to result in a future loss. Such contingencies include, but are not limited to, environmental obligations, litigation, regulatory proceedings, product quality and losses resulting from other events and developments.

When a loss is considered probable and reasonably estimable, we record a liability in the amount of our best estimate for the ultimate loss. When there appears to be a range of possible costs with equal likelihood, liabilities are based on the low-end of such range. However, the likelihood of a loss with respect to a particular contingency is often difficult to predict and determining a meaningful estimate of the loss or a range of loss may not be practicable based on the information available and the potential effect of future events and decisions by third parties that will determine the ultimate resolution of the contingency. Moreover, it is not uncommon for such matters to be resolved over many years, during which time relevant developments and new information must be continuously evaluated to determine both the likelihood of potential loss and whether it is possible to reasonably estimate a range of possible loss. When a loss is probable but a reasonable estimate cannot be made, disclosure is provided.

Disclosure also is provided when it is reasonably possible that a loss will be incurred or when it is reasonably possible that the amount of a loss will exceed the recorded provision. We regularly review all contingencies to determine whether the likelihood of loss has changed and to assess whether a reasonable estimate of the loss or range of loss can be made. As discussed above, development of a meaningful estimate of loss or a range of potential loss is complex when the outcome is directly dependent on negotiations with or decisions by third parties, such as regulatory agencies, the court system and other interested parties. Such factors bear directly on whether it is possible to reasonably estimate a range of potential loss and boundaries of high and low.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (Topic 606). Amendments in this update will replace most of the existing GAAP revenue recognition guidance. The core principle of this ASU is that an entity should recognize revenue for the transfer of goods or services equal to the amount that it expects to be entitled to receive for those goods or services. The ASU requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments, and changes in judgments. The ASU is effective for public companies beginning in the first quarter of 2018 and private companies beginning in the first quarter of 2019. The ASU allows for full retrospective adoption applied to all periods presented or modified retrospective adoption with the cumulative effect of initially applying the update recognized at the date of initial application. The Company has engaged a third party, formed an internal working group, and is in the process of completing a diagnostic to assess the potential impacts of this standard. As we progress towards completion of the diagnostic, the method and timing of adoption will be further determined.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The amendments in this update will replace most of the existing GAAP lease accounting guidance in order to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. The ASU is effective for public companies beginning in the first quarter of 2019 and private companies beginning with the fiscal year end of 2020. The ASU requires lessees and lessors to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. This approach allows a Company to elect to use a number of optional practical expedients. We are currently assessing the impact of this ASU on our consolidated financial statements and evaluating the method and timing of adoption.

Effective September 30, 2016, we adopted ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments, which confirmed our classifications within our consolidated cash flow statements, and did not impact previously issued financial results.

Effective December 31, 2016, we adopted ASU 2015-03, Interest-Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs (“ASU 2015-03”) on a retrospective basis. As required by ASU 2015-03, all debt issuance costs related to a recognized debt liability are classified as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts, which is a change from our historical presentation whereby our debt issuance costs were classified as an asset. Upon adoption of ASU 2015-03, debt issuance costs simultaneously reduced “Other assets” and “Long-term debt, less current maturities” by $71.9 million as of December 31, 2015. Debt issuance costs presented as a deduction from the carrying amount of debt as of December 31, 2016 was $58.9 million.

BUSINESS

Our Company

We are a leading global provider of mission-critical flow control and compression equipment and associated aftermarket parts, consumables and services, which we sell across multiple attractive end-markets within the industrial, energy and medical industries. We manufacture one of the broadest and most complete ranges of compressor, pump, vacuum and blower products in our markets, which, combined with our global geographic footprint and application expertise, allows us to provide differentiated product and service offerings to our customers. Our products are sold under a collection of premier, market-leading brands, including Gardner Denver, CompAir, Nash, Emco Wheaton, Robuschi, Elmo Rietschle and Thomas, which we believe are globally recognized in their respective end-markets and known for product quality, reliability, efficiency and superior customer service. These attributes, along with over 155 years of engineering heritage, generate strong brand loyalty for our products and foster long-standing customer relationships, which we believe have resulted in leading market positions within each of our operating segments. We have sales in more than 175 countries and our diverse customer base utilizes our products across a wide array of end-markets that have favorable near- and long-term growth prospects, including industrial manufacturing, energy (with particular exposure to the North American upstream land-based market), transportation, medical and laboratory sciences, food and beverage packaging and chemical processing.

Our products and services are critical to the processes and systems in which they are utilized, which are often complex and function in harsh conditions where the cost of failure or downtime is high. However, our products typically represent only a small portion of the costs of the overall systems or functions that they support. As a result, our customers place a high value on our application expertise, product reliability and the responsiveness of our service. To support our customers and market presence, we maintain significant global scale with 37 key manufacturing facilities, more than 30 complementary service and repair centers across six continents and approximately 6,200 employees worldwide as of December 31, 2016.

The process-critical nature of our product applications, coupled with the standard wear and tear replacement cycles associated with the usage of our products, generates opportunities to support customers with our broad portfolio of aftermarket parts, consumables and services. Customers place a high value on minimizing any time their operations are offline. As a result, the availability of replacement parts, consumables and our repair and support services are key components of our value proposition. Our large installed base of products provides a recurring revenue stream through our aftermarket parts, consumables and services offerings. As a result, our aftermarket revenue is significant, representing 35% of total Company revenue and approximately 40% of our combined Industrials and Energy segments’ revenue.

Our top priority since the completion of the KKR Transaction has been the transformation of our business, which we have driven by investing in our corporate and business leadership team, expanding our commercial reach, improving our operational capabilities and creating a performance-driven organization. We focused heavily on adding executive talent to our Company. Led by our CEO, Vicente Reynal, our senior leadership team was significantly reconstituted and expanded, which we believe brought together deep expertise from leading global industrial organizations. With the senior leadership team in place, our focus turned to driving strong revenue and earnings growth centered on five primary objectives: (i) enhancing commercial leadership by expanding our sales and service presence, adding product line adjacencies and accelerating our innovation funnel; (ii) driving aftermarket sales penetration of our large installed base; (iii) further improving our competitive position with our customers through salesforce effectiveness programs; (iv) executing our operational excellence initiatives to streamline our cost structure and support margin expansion, including through manufacturing footprint optimization, administrative expense efficiency and strategic sourcing; and (v) pursuing acquisitions focused on bolstering our product offerings and/or geographic or market presence. These initiatives have significantly improved our underlying operating performance since the KKR Transaction and we believe they have laid the foundation for ongoing value creation. Some examples of the improvement achieved from 2014 to 2016 include:

•	growing our Energy and Medical Segment Revenue by mid-single digit growth rates, excluding in each case the impact of the significant downturn in the upstream energy market and currency volatility;
•	growing Segment Adjusted EBITDA and meaningfully expanding Segment Adjusted EBITDA Margins each year across all of our segments, excluding the impact of the significant downturn in the upstream energy market and currency volatility;

•	successfully reducing corporate costs not allocated to our segments from $47.3 million in 2014 to $22.7 million in 2016, representing a 52% reduction in corporate overhead costs;
•	strengthening our customer service and connectivity by transitioning our sales team and realigning our product engineering and marketing teams in our Industrials segment into an integrated, global product and customer management structure;
•	transforming our upstream energy offering from being predominantly a pump manufacturer into a full service solutions provider that offers high quality, locally accessible aftermarket support, with our upstream energy service network expanding coverage by 160% since 2012 to now cover approximately 85% of all current North American land drilling activity; and
•	expanding our Industrials segment aftermarket revenues as a percentage of Industrials Segment Revenue from approximately 33% in 2014 to 35% in 2016.

We believe the establishment and continued execution of our operational and strategic growth initiatives have positioned our Company for substantial revenue and Adjusted EBITDA growth with continued potential to expand margins.

In 2016, the Company generated approximately $2 billion of revenue. The following charts depict our 2016 revenues by geographic region, business segment, end-market and product specification:

2016 Revenue by Geography[(1)]

APAC
18%
EMEA
41%
Americas
41%

2016 Revenue by Segment

Medical
12%
Energy
32%
Industrials
56%

2016 Revenue by End-Market[(2)]

Mining & Construction
3%
Other
16%
Industrial Manufacturing
25%
Environmental
4%
Food & Beverage
5%
Chemical
5%
Energy
24%
Transportation
9%
Medical/Laboratory
9%

2016 Revenue Composition

Approximately 40% of revenue excluding our Medical Segment
Aftermarket
35%
Equipment
65%

(1)	Our geographic regions are grouped into the Americas; EMEA; and APAC.
(2)	The classification of end-markets for sales made through independent distributors (rather than through direct sales to end-users) is based on an assessment of the distribution channels through which such sales are made.

As part of our business transformation, we reorganized our Company into three business segments because of the unique sales drivers and market characteristics of each. Our Industrials segment has strong aftermarket revenues and a growth profile that is driven predominantly by industrial production and GDP growth across both developed and emerging markets, as well as by customer demand for energy efficiency, a lower total cost of ownership and improved functionality. Our Energy segment also benefits from strong aftermarket revenues, but has growth characteristics that are driven by upstream, midstream and downstream energy dynamics and, as such, is well-positioned to capitalize on a recovery in the upstream market. Finally, our Medical segment growth is driven by medical equipment and laboratory end-markets, which experience different dynamics than our Industrials and Energy segments, but which demand products that share the same mission-critical flow control attributes. Together, our Industrials, Energy and Medical segments create a diverse portfolio with exposure to highly attractive end-markets, significant aftermarket revenues, upside from an upstream energy recovery and positive secular trends across all segments.

An overview of select financial metrics and key product categories for each of our segments follows:

	Industrials Segment	Energy Segment	Medical Segment
2016 Segment Revenue	$1,082 million	$628 million	$229 million
2016 Segment Adjusted EBITDA	$218 million	$144 million	$62 million
2016 Segment Adjusted EBITDA Margin	20.1%	22.9%	27.1%

Key Product Categories	• Compressors • Vacuum Products • Blower Products	• Drilling, Frac and Well Servicing Pumps • Liquid Ring Pumps and Compressors • Engineered Loading Systems	• Compressors • Vacuum Products • Liquid Pumps
•	Industrials: We design, manufacture, market and service a broad range of air compression, vacuum and blower products, including associated aftermarket parts, consumables and services, across a wide array of technologies and applications for use in diverse end-markets. Compressors are used to increase the pressure of air or gas, vacuum products are used to remove air or gas in order to reduce the pressure below atmospheric levels, and blower products are used to produce a high volume of air or gas at low pressure. Almost every manufacturing and industrial facility, and many service and process industry applications, use air compression, vacuum and blower products in a variety of process-critical applications such as the operation of industrial air tools, vacuum packaging of food products and aeration of waste water, among others.

We offer one of the broadest portfolios of compression, vacuum and blower technology in our markets which we believe, alongside our geographic footprint, allows us to provide differentiated service to our customers globally and maintain leading positions in many of our end-markets. Our compression products cover the full range of technologies, including rotary screw, reciprocating piston, scroll, rotary vane and centrifugal compressors. Our vacuum products and blowers also cover the full technology spectrum; vacuum technologies include side channel, liquid ring, claw vacuum, screw and rotary vane vacuum pumps among others, while blower technologies include rotary lobe blowers, screw, claw and vane, turbo, side channel and radial blowers. We believe our ability to support custom industrial application needs from nearly full vacuum to approximately 7,000 pounds per square inch (psi) pressure levels makes us a partner of choice for many of our long-standing customers. The breadth and depth of our product offering creates incremental business opportunities by allowing us to cross-sell our full product portfolio and uniquely address customers’ needs in one complete solution.

We sell our industrial products through an integrated network of direct sales representatives and independent distributors, which is strategically tailored to meet the dynamics of each target geography or end-market. Our large installed base also provides for a significant stream of recurring aftermarket revenue. For example, on average, the useful life of a compressor is between 10 and 12 years. However, a customer typically services the compressor at regular intervals, starting within the first two years of purchase and continuing throughout the life of the product. The cumulative aftermarket revenue generated by a compressor over the product’s life cycle will typically exceed its original cost. Industrial air compressors represent the largest market in which we compete in our Industrials segment and is a product category for which we believe there is significant potential to drive increased sales of our aftermarket parts, consumables and services. We use our direct salesforce and strong distributor relationships, the majority of which are exclusive to our business for the products that we sell through them, to sell our broad portfolio of aftermarket parts, consumables and services. Within our Industrials segment, we primarily sell through the Gardner Denver, CompAir, Elmo Rietschle and Robuschi brands, as well as other leading brand names.

•	Energy: We design, manufacture, market and service a diverse range of positive displacement pumps, liquid ring vacuum pumps, compressors and integrated systems, engineered fluid loading and transfer equipment and associated aftermarket parts, consumables and services. The highly engineered products offered by our Energy segment serve customers across upstream, midstream and downstream energy markets, as well as petrochemical processing, transportation and general industrial sectors. We are one of the largest suppliers of equipment and associated aftermarket parts, consumables and services for the energy market applications that we serve.

Our positive displacement pumps are fit-for-purpose to meet the demands and challenges of modern unconventional drilling and hydraulic fracturing activity, particularly in the major basins and shale plays in the North American land market. Our positive displacement pump offering includes mission-critical oil and gas drilling pumps, frac pumps and well servicing pumps, in addition to sales of associated consumables used in the operation of our pumps and aftermarket parts, consumables and services. The products we sell into upstream energy applications are highly aftermarket-intensive, and so we support these products in the field with one of the industry’s most comprehensive service networks, which encompasses locations across all major basins and shale plays in the North American land market. This North American land-based service network is critical to serving our customers and, by supporting them in the field, to generating demand for new original equipment sales. For example, fluid ends are key aftermarket parts used in hydraulic fracturing operations that represent approximately 30% of the original cost of the pump and need to be replaced approximately four times per year on each operating pump (depending on the basin and operating nature of the hydraulic fracturing fleet). Other aftermarket parts, such as plungers, and consumables, such as valves, seats and packing, are replaced on even shorter time frames, creating aftermarket opportunities which in aggregate are often multiples of the cost of the original pump.

Our liquid ring vacuum pumps and compressors are highly engineered products specifically designed for continuous duty in harsh environments to serve a wide range of applications, including oil and gas refining and processing, mining, chemical processing, petrochemical and industrial applications. Our liquid ring technology utilizes a service liquid to evacuate or compress gas by forming a rotating ring of liquid that acts like a piston to deliver an uninterrupted flow of gas without pulsation. In addition, our engineered fluid loading and transfer equipment and systems ensure the safe and efficient transportation and transfer of petroleum products as well as certain other liquid commodity products to serve a wide range of industries. Similar to our positive displacement pumps business, we complement these products with a broad array of aftermarket parts, service and repair capabilities by leveraging our global network of manufacturing and service locations to meet the diverse needs of our customers. Within our Energy segment, we primarily sell through the Gardner Denver, Nash and Emco Wheaton brands, as well as other leading brand names.

•	Medical: We design, manufacture and market a broad range of highly specialized gas, liquid and precision syringe pumps and compressors that are specified by medical and laboratory equipment suppliers and integrated into their final equipment for use in applications, such as oxygen therapy, blood dialysis, patient monitoring, laboratory sterilization and wound treatment, among others. We offer a comprehensive product portfolio across a breadth of technologies to address the medical and laboratory sciences pump and fluid handling industry, as well as a range of end-use vacuum products for laboratory science applications, and we recently expanded into liquid pumps and automated liquid handling components and systems. Our product performance, quality and long-term reliability are often mission-critical in healthcare applications. We are one of the largest product suppliers in the medical markets we serve and have long-standing customer relationships with industry-leading medical and laboratory equipment providers. Additionally, many of our Medical segment gas and liquid pumps are also used in other technology applications beyond the medical and laboratory sciences. Within our Medical segment, we primarily sell through the Thomas brand, as well as other leading brand names.

Our Industries and Products

We operate in the global markets for flow control and air compression products for the industrial, energy and medical industries. Our highly engineered products and proprietary technologies are focused on serving specialized applications within these attractive and growing industries.

Industrials

Our Industrials segment designs, manufactures, markets and services a broad range of air compression, vacuum and blower products across a wide array of technologies. Compression, vacuum and blower products are used in a wide spectrum of applications in nearly all manufacturing and industrial facilities and many service and process industries in a variety of end-markets, including infrastructure, construction, transportation, food and beverage packaging and chemical processing.

Compression Products

Sales to industrial end-markets include industrial air compression products, as well as associated aftermarket parts, consumables and services. Industrial air compressors compress air to create pressure to power machinery, industrial tools, material handling systems and automated equipment. Compressed air is also used in applications as diversified as snow making and fish farming, on high-speed trains and in hospitals. Compressors can be either stationary or portable, depending on the requirements of the application or customer. Because compressed air is utilized as a core component in manufacturing operations in nearly every manufacturing plant, it is often referred to as the “fourth utility” (in addition to electricity, gas and water). The global industrial air compressor market is an estimated $12.5 billion industry, and according to Frost & Sullivan, we currently maintain a top three position in this market.

We focus on five basic types of air compression technologies: rotary screw, reciprocating piston, scroll, rotary vane and centrifugal compressors. Rotary screw compressors are a newer technology than reciprocating compressors and exhibit better suitability for continuous processes due to a more compact size, less maintenance and better noise profile. We believe our reciprocating piston compressors provide one of the broadest ranges of pressures in the market and are supported by increasing demand across wide-ranging attractive end-markets. Scroll compressors are most commonly seen where less oil-free air is needed, and is most commonly used in medical and food applications where the need for pure, clean and precise air is of great importance. Rotary vane compressors feature high efficiency, compact compression technology and can be found throughout all sectors of industry, including automotive, food and beverage, energy and manufacturing with specialist solutions within transit, gas and snow making. Centrifugal compressors are most effective when in applications that demand larger quantities of oil-free air and are utilized across a wide range of industries.

Vacuum Products

Industrial vacuum products are integral to manufacturing processes in applications for packaging, pneumatic conveying, drying, holding / lifting, distillation, evacuation, forming / pressing, removal and coating. Within each of these processes are a multitude of sub-applications. As an example of one such end-process, within packaging, a vacuum will be used on blister packaging, foil handling, labeling, carton erection, stacking and palletizing (placing, stacking or transporting goods on pallets), as well as central vacuum supply for entire packaging departments. Management believes that we hold a leading position in our addressable portion of the global vacuum products market.

We focus on five basic types of vacuum technologies: side channel, liquid ring, claw vacuum, screw and rotary vane vacuum pumps. Side channel vacuum pumps are used for conveying gases and gas-air mixtures in a variety of applications, including laser printers, packaging, soil treatment, textiles and food and beverage products. Liquid ring vacuum pumps are used for extreme conditions, which prevail in humid and wet processes across ceramics, environmental, medical and plastics applications. Claw vacuum pumps efficiently and economically generate contact-free vacuum for chemical, environmental and packaging applications. Screw vacuum pumps are a dry running technology used to reduce the carbon footprint and life cycle costs in drying and packaging applications. Rotary vane vacuum pumps are used for vacuum and combined pressure and vacuum applications in the environmental, woodworking, packaging and food and beverage end-markets.

Blower Products

Blower products are used for conveying high volumes of air and gas at various flow rates and at low pressures, and are utilized in a broad range of industrial and environmental applications, including waste water aeration, biogas upgrading and conveying, pneumatic transport and dehydrating applications for food and beverage, cement, pharmaceutical, petrochemical and mobile industrial applications. We also design, manufacture, market and service frac sand blowers within our Industrials segment. In many cases, blowers are a core component for the operation of the entire end-users’ systems. Management believes that we hold a leading position in our addressable portion of the global blower products market.

We focus on several key technologies within blower products: rotary lobe, screw, claw and vane, turbo, side channel and radial blowers. Rotary lobe blowers, screw blowers and claw and vane blowers are positive displacement technologies that have the ability to consistently move the same volume of gas or air and vary the volume flow according to the speed of the machine itself enabling it to adapt the flow condition in a flexible manner despite pressure in the system. Turbo blowers and side channel and radial blowers are dynamic technologies that have the ability to accelerate gas or air through an impeller and transform their kinetic energy at the discharge with some limitation on flexibility.

Key Trends, Regional Macro Drivers and Outlook

Key trends for the Industrials segment include:

•	Increased Innovation – Continuing customer desire for innovation and new technologies, such as remote monitoring, dry running technology and, generally, improvements in noise reduction, energy efficiency and savings, energy recovery and reduced CO2 emissions;
•	Product Monitoring – Increasing demand for service and monitoring of compressed air installations;
•	Value Placed on Total Cost – Growing focus on comprehensive solutions and total life cycle cost;
•	Desire for Product Adaptability – Rising need for adaptability of products to accommodate new applications for compressed air, compressed gas and vacuum; and
•	Maximized Product Uptime – Increasing customer expectations for product reliability combined with superior customer service, quick aftermarket support and regular maintenance to reduce downtime.

The mission-critical nature of our industrial products across manufacturing processes drives a demand environment and outlook that are highly correlated with global and regional industrial production, capacity utilization and long-term GDP growth. In the United States and Europe, we are poised to continue benefiting from expected growth in real GDP according to the IMF, along with an expected rebound in industrial production activity in 2017 and 2018 according to the EIA. In APAC, despite the recent deceleration, GDP growth remains robust and we believe we are well-positioned to benefit from the expected GDP growth, which is estimated by the IMF to be a multiple of anticipated growth in the Americas and EMEA through 2018.

The charts below highlight the expectations for global GDP growth and U.S. industrial production according to the IMF’s World Economic Outlook database and the EIA as of January 2017. We expect the U.S. industrial market to accelerate in 2017 and 2018 from a challenging 2015 and 2016.

Competition

The industrial end-markets we serve are competitive, with an increasing focus on product quality, performance, energy efficiency, customer service and local presence. Although there are several large manufacturers of compression, vacuum and blower products, the marketplace for these products remains highly fragmented due to the wide variety of product technologies, applications and selling channels. Our principal competitors in sales of compression, vacuum and blower products in our Industrials segment include Atlas Copco AB, Ingersoll-Rand PLC, Colfax Corp., Flowserve Corporation, IDEX Corporation, Accudyne and Kaeser Compressors, Inc.

Energy

Our Energy segment designs, manufactures, markets and services a diverse range of positive displacement pumps, liquid ring vacuum pumps, compressors and integrated systems, engineered fluid loading and transfer equipment and associated aftermarket parts, consumables and services for a number of attractive, growing market sectors with energy exposure, spanning upstream, midstream, downstream and petrochemical applications. The high cost of failure in these applications makes quality and reliability key purchase criteria for end-users and drives demand for our highly engineered and differentiated products.

Upstream

Through the manufacture and aftermarket service of pumps and manufacture of associated aftermarket parts and consumables used in drilling, hydraulic fracturing and well servicing applications, our Energy segment is well-positioned to capitalize on an upstream recovery, particularly in the North American land-based market, where our customers include market-leading hydraulic fracturing (also known as pressure pumping) and contract drilling service companies, as well as certain other types of well service companies. Sales to upstream energy end-markets consist of positive displacement pumps and associated aftermarket parts, most notably fluid ends, as well as consumables and services.

•	Positive displacement pumps in the upstream energy end-market primarily move fluid to assist in drilling, hydraulic fracturing and well servicing applications. The majority of positive displacement pumps we sell are frac pumps, which experience significant service intensity during use in the field and, as such, typically have useful life spans of approximately four to six years before needing to be replaced. During that useful life, such pumps will need to receive intermittent repairs as well as major overhauls. In addition, we also sell positive displacement pumps that are used in drilling and well servicing applications. Spears & Associates, Inc. estimates that we have the second largest market share in the global frac pump market based on installed base, and management estimates that we have the largest market share based on new unit sales in the last three years from 2014 to 2016.
•	Fluid ends are a key component of positive displacement pumps that generate the pumping action, along with other parts, such as plungers, and consumables, such as valves, seats and packing, which pressurizes the fluid, in the case of drilling or well servicing applications, or fluid and proppant mixture, in the case of hydraulic fracturing, and propels such fluid or mixture out of the pump and into a series of flow lines that distribute the fluid or mixture into the well. Fluid ends are incorporated in original equipment pumps, and due to the highly corrosive nature of the fluids and the abrasive nature of the proppants used in hydraulic fracturing operations, need to be frequently replaced. Specifically, fluid ends used in hydraulic fracturing operations represent approximately 30% of the original cost of the pump and need to be replaced approximately four times per year on each operating pump, depending on the basin and the operating nature of the hydraulic fracturing fleet. As such, fluid ends, other aftermarket parts and consumables represent a significant source of aftermarket product sales.

The level of profitability at which new wells can be drilled is a primary driver of drilling and completions activities, including hydraulic fracturing. Thus, demand for our Energy and Industrials products exposed to the upstream energy industry generally correlates with the prices of crude oil and natural gas and the number of working drilling rigs in the market. Importantly, according to Oil & Gas Financial Journal, the threshold oil price at which wells are profitable to drill has significantly decreased by an average across all U.S. shale plays of 47% from 2014 to 2016. As a result of this improvement in well profitability and the crude oil price improvement since the low points observed during the first half of 2016, an increased number of drilling rigs have reentered the market, which we expect to continue going forward and to drive demand for our upstream energy products and services. However, it is important to note that while the crude oil price level has a meaningful impact on the level of activity in our upstream energy applications, the growth in demand for our products into such applications is significantly heightened by numerous other market dynamics and drivers (detailed below). We believe that these additional market dynamics result in our exposure to the upstream energy industry being among the most attractive in the present environment and in a potential upstream energy recovery.

We believe we are exposed to some of the highest growth market drivers in the context of an upstream energy recovery. Secular industry trends are driving increased demand for and utilization of newer, fit-for-purpose equipment with innovations that increase productivity and are increasing the frequency of replacement, refurbishment and upgrade cycles of pumping equipment and associated consumable products used in drilling and hydraulic fracturing activity. The number of wells drilled is growing at a faster rate than active rig count with each active rig drilling more unconventional wells per unit of time than previously experienced. Further, each unconventional well, on average, is being drilled with longer laterals and more hydraulic fracturing stages per well. Moreover, this quickly growing demand for hydraulic fracturing horsepower, in conjunction with the usage of more volume of abrasive proppant per well, is resulting in accelerated wear and tear on frac pumps and associated aftermarket parts and consumables. As a result, there are multiple drivers of growth in frac pumps and associated aftermarket parts, including fluid ends, consumables and services that are incremental to active rig count, creating a growth profile that is leveraged to, but meaningfully accelerated relative to, the active rig count.

Key trends include:

•	Deferred Capital Expenditures and Frac Pump Replacement Cycle – During the broader industry downturn, many companies have deferred capital expenditures on maintenance and replacement of capital equipment, including pumps used in hydraulic fracturing and drilling applications. According to Spears & Associates, Inc., a large and growing percentage of the installed base of hydraulic fracturing is more than five years old and so may be operating beyond useful life according to industry best practices and safety standards, particularly in light of maintenance deferral that is likely to have reduced useful lives of components. Much of this capital equipment will require aftermarket parts, service or replacement before being safely put back into service.

•	Greater Percentage of Higher-Specification Drilling Rigs – Land-based drilling activity is trending towards using higher-specification drilling rigs that are more efficient in drilling shale oil and gas wells than older drilling rigs. Higher-specification drilling rigs are required for horizontal drilling operations, which increased to 79% of the active U.S. land-based drilling fleet in 2016 up from 53% in 2010. Higher-specification rigs that typically command higher day rates and utilization often have three to four drilling pumps per rig, as compared to two for older and less efficient drilling rigs, and the pumps used are often specified at higher flow pressures, which results in greater technical requirements. This trend is favorable for our premium-positioned drilling pumps, both in terms of volume from new rigs as well as upgrades to higher capability drilling pumps and fluid ends on existing rigs.

•	Growth in U.S. Land Rig Count Compared to the Rest of the World – Land rig count in the United States has increased 72% from 384 rigs in May 2016 to 659 rigs in January 2017 compared to approximately flat rig count in the rest of the world over this same time period. This trend is expected to continue as Spears & Associates, Inc. projects the U.S. land rig count to grow 31% from the fourth quarter of 2016 to the fourth quarter of 2017, compared to 6% for the rest of the world (excluding Canada) over this same time period. This trend is expected to benefit our upstream energy product lines.

•	More Wells Drilled Per Rig Per Year – Higher-specification drilling rigs are capable of pad drilling operations, which have become more prevalent in North American drilling activity, enabling the operator to drill more wells per rig per year than older rigs. As a result, the active rig count in today’s environment and going forward in an upstream energy recovery combined with the growing use of higher specification rigs corresponds to more wells per rig being drilled than during 2014 or before. This trend is favorable for our frac pump and associated aftermarket parts and consumables business, as an average single active rig is now expected to generate more demand for hydraulic fracturing, as each unconventional well needs to be fractured. The result of these improved techniques and technologies have reduced the average days required to drill a well, which according to Coras Research, LLC, has dropped from 28 days in 2014 to 21 days in 2016.

•	Growth in Hydraulic Fracturing – Hydraulic fracturing is a mission-critical service required for the continued development of shale resources in North America and internationally. The hydraulic fracturing sector is expected to have among the highest growth rates of any subsector within the energy services and equipment space. According to Rystad Energy’s March 2017 DCube, the North American onshore stimulation sector, which includes hydraulic fracturing, is estimated to increase 30% from 2016 through 2020. Further, demand for hydraulic fracturing horsepower, which is a measure of frac pump demand, is expected to increase more than 100% from the fourth quarter of 2016 to the fourth quarter of 2018, driving increased demand for our premium equipment and associated aftermarket parts, consumables and services.

•	Increasing Lateral Lengths – Horizontal lateral lengths increased from 2014 to 2016 and are expected to continue increasing through 2018. This trend is driving demand for higher pressure-rated fluid pumping equipment and consumable products used during hydraulic fracturing operations and is resulting in even more usage and wear and tear on the frac pump, thus reducing useful life and driving demand for aftermarket parts, consumables and services.
•	Increasing Hydraulic Fracturing Intensity – Increasing number of hydraulic fracturing stages per foot per well drilled requires higher pressure-rated fluid pumping equipment and consumable products and also results in usage and wear and tear on the frac pump, further reducing useful life and driving additional demand for aftermarket parts, consumables and services.
•	Increasing Volume of Proppant Used – Increasing volume of proppant (e.g., frac sand) used per hydraulic fracturing stage results in increased volume of fluid to convey proppant through the wellbore, which requires higher pressure-rated fluid pumping equipment, and given that proppant is abrasive material, this further reduces the equipment’s useful life and drives additional demand for aftermarket parts, consumables and services, which is incremental to the drivers described above.

•	Increasing End Customer Requirements – We believe end customers are demanding redundancy on mission-critical components to improve operational efficiency. In addition, we believe end customers are demanding higher standards on preventative maintenance and safety. This trend is causing upstream energy producers to drive customers of these products to use premium equipment and associated aftermarket parts, consumables and services.

Midstream and Downstream

Sales to midstream and downstream energy end-markets consist of liquid ring vacuum pumps and compressors and integrated systems, engineered fluid loading and transfer equipment and associated aftermarket parts and services. The U.S. midstream industry’s capital expenditures could exceed $50 billion in 2017, according to The INGAA Foundation, Inc. In addition, according to Petrochemical Update, North American downstream industry capital expenditures are expected to reach $14.5 billion in 2017 and $17.3 billion in 2018, with the maintenance capital expenditure portion for U.S. refineries estimated to increase 39% in 2017 to a total of $1.3 billion. These large investments in midstream and downstream energy end-markets are expected to drive sales of our equipment and future sales in aftermarket parts and services as these facilities age. Further, deferred maintenance of downstream energy infrastructure is expected to drive increased future sales in our replacement products and aftermarket parts and services. Our downstream energy business contributes a larger share of revenue and profitability than our midstream energy business.

We focus on two basic types of midstream and downstream energy equipment: fluid transfer equipment and liquid ring vacuum pumps and compressors, which are employed in the midstream and downstream markets, respectively.

•	Fluid transfer equipment, including fluid loading systems, tank truck and fleet fueling products and couplers: Fluid loading systems are used in the transfer and loading of hydrocarbons and certain other liquid commodity products in marine and land applications. Tank truck and fleet fueling products allow for safe transfer of liquid products without spillage or contamination while safeguarding the operator and the environment. Operators use Dry-Break® technology couplers and adapters to provide a secure connection for the transfer of liquid products without spillage or contamination while safeguarding the operator and the environment.
•	Liquid ring vacuum pumps and compressors: Liquid ring vacuum pumps and compressors are designed for continuous duty in harsh environments, including vapor and flare gas recovery equipment (which recovers and compresses certain polluting gases to transmit them for further processing), primarily in downstream applications. The liquid ring technology utilizes a service liquid, typically water, oil or fuel, to evacuate or compress gas by forming a rotating ring of liquid that follows the contour of the body of the pump or compressor and acts like a piston to deliver an uninterrupted flow of gas without pulsation.

Our midstream and downstream products are positioned to capitalize on large and secularly growing applications, which provide relatively stable demand with attractive, long-term growth supported by the following trends.

Key trends include:

•	Increasing Production – Increased U.S. oil and gas production, which has risen by 12% from December 31, 2013 to December 31, 2016, has driven an increased demand for U.S. refined product production. U.S. oil and gas production is expected to continue to grow at a 3% CAGR from 2016 to 2020.
•	Increasing Transportation of Hydrocarbons – Transportation of crude oil and natural gas, both domestically and internationally, has increased and is projected to continue to increase due to crude oil production and global refined product imbalances. International and domestic movement of hydrocarbons drives demand for our fluid loading systems and tank truck and fleet fueling equipment.
•	Deferred Maintenance Capital Expenditures – In 2015 and 2016, the combination of increased demand for refined products and depressed crude oil prices resulted in attractive profitability for U.S. refiners and deferral of routine and periodic turnaround maintenance. We expect the resumption of ongoing maintenance of refineries and other downstream infrastructure to drive steady product sales and growing aftermarket support as the downstream industry maintains and upgrades its facilities.

•	Inclusion in Initial Specifications and Increased Size of Projects – Midstream and downstream projects have long lead times, and operators often include our products in the initial specifications for the design and construction of these facilities. As facilities become larger and more complex, more of our products are required.
•	Increasing Environmental Regulations – Environmental regulations and sensitivities are becoming more stringent within the global midstream and downstream industries, creating high costs and penalties for spills, leakage and other environmental exposure, including vapor and flare gas. This trend is favorable for our marine and land liquid product loading systems, tank truck and fleet fueling equipment, our highly engineered coupler products and vapor and flare gas recovery equipment.
•	Petroleum Products Export Growth – Robust domestic U.S. natural gas production and the U.S. government’s passage of regulations in 2015 to remove a legacy ban on petroleum exports have spurred construction of export facilities to meet new demand.

Petrochemical

Our Energy segment is positioned to capitalize on the large and growing petrochemical industry. Sales to petrochemical end-markets consist of vacuum and compression process systems, both of which are used in harsh, continuous-duty applications. According to the American Chemistry Council, U.S. chemical industry capital spending reached $44 billion in 2015 and is expected to grow 10% in 2016, 8% in 2017 and 7% in 2018, largely driven by facility expansions and investments to improve operating efficiencies. Further, the American Chemistry Council forecasts the annual U.S. capital spending by the chemical industry to reach $65 billion by 2021, triple the level of spending in 2010.

Demand for our petrochemical industry products correlates with growth in the development of new petrochemical plants as well as activity levels therein, which drive demand for aftermarket parts and services on our market-leading installed base of equipment. Attractive secular trends in the petrochemical market provide additional sources of growth. Advancements in the development of unconventional natural gas resources in North America over the past decade have resulted in the abundant availability of locally-sourced natural gas as feedstock for petrochemical plants in North America, supporting long-term growth. In addition, new petrochemical plants are becoming larger, driving increased demand for more equipment within larger systems.

Competition

Across our product lines exposed to the energy industry, the competitive landscape is specific to the end-markets served. Our principal competitor for drilling pumps is National Oilwell Varco Inc., and for frac pumps is The Weir Group plc. Within upstream energy, we additionally compete with certain smaller, regional manufacturers of pumps and aftermarket parts, although these are not direct competitors for most of our products. Our principal competitors in sales of fluid transfer equipment include Dover Corporation, SVT GmbH and TechnipFMC plc. Our principal competitors in the sale of liquid ring pumps and compressors are Flowserve Corporation and Busch-Holding GmbH.

Medical

The Medical segment designs, manufactures and markets a broad range of flow control products for the durable medical equipment, laboratory vacuum and automated liquid handling end-markets. Key technologies include gas, liquid and precision syringe pumps and automated liquid handling systems.

Based on internal estimates, the durable medical equipment pump market represents approximately a $1.2 billion opportunity globally and can be divided into two primary sub-markets: gas pumps and liquid pumps. In both markets, energy efficiency, ultra-low vibration, reduced noise levels and compactness as compared to flow rate are key application considerations. Customers are mainly medium and large durable medical equipment manufacturers who integrate our products into their devices for a wide range of applications, such as aspirators, blood analyzers, blood pressure monitors, compression therapy, dental carts, dialysis machines, gas monitors and ventilators. Gas pumps transfer and compress gases and generate vacuum to enable precise flow conditions. We estimate the size of the global gas pump market to be approximately $700 million. Building on our strength in gas pump applications, we recently expanded into the liquid pump and automated liquid handling markets to gain share in sizable markets that were previously unaddressed by us. We estimate the liquid pump market to be a

$450 million market globally. Our liquid pump products are primarily used to meter and transfer both neutral and chemically aggressive fluids. We view this space as an attractive adjacency to our existing strategy and one in which we are able to capture share in line with current operations in the gas pump market, building momentum and scale for our Medical business. We believe both gas and liquid pump markets present attractive long-term growth profiles based on strong secular trends.

Our products are also used in the laboratory vacuum equipment space which includes end-use chemically resistant devices used in research and commercial laboratories which is a highly attractive niche market. In addition, we recently expanded into the automated liquid handling end-market, which includes syringe pumps, systems and accessories that are integrated into large scale automated liquid handling systems primarily for clinical, pharmaceutical and environmental analyses.

Customers in the durable medical pump end-market and the automated liquid handling end-market develop and manufacture equipment used in a highly regulated environment requiring highly specialized technologies. As a result, relationships with customers are built based on a supplier’s long-term reputation and expertise and deep involvement throughout a product’s evolution, from concept to long-term commercialization. Customers value suppliers that can provide global research and development, regulatory and manufacturing support, as well as sales footprint and expertise to foster close relationships with key decision makers at their company. Combined with the long product life cycle in the regulated medical device space, these factors create a strong, recurring base of business. As a leading pump manufacturer in these markets, we have established a history of innovation that enables us to work closely with our customers to create highly customized flow control solutions for their unique applications. These products are mission-critical in the ultimate device in which they are deployed and remain a key component over the entire life cycle of the end products. The regulated market structure and nature of long-tenured customer relationships enables pump manufacturers to have a highly visible, recurring revenue stream from key customers.

Key Trends, Regional Macro Drivers and Outlook

We believe that overall demand for flow control products and services in the medical space will benefit from attractive secular growth trends, including:

•	Aging Demographics Requiring Greater Access to Medical Care – More than 20% of the U.S. population is expected to be over the age of 65 by 2030, compared to approximately 15% of the population today; furthermore, the 65 and older demographic is projected to grow at three to four times the rate of the U.S. population as a whole over the next 25 years.
•	Growth in Emerging Economies – Economic growth in emerging economies and rising per capita income levels support modernization of healthcare systems, increased awareness of medical services and greater availability of treatment options.
•	Increasing Demand for Healthcare – Increased investment in health solutions and safety infrastructures drives demand for medical pump products; annual healthcare spend per capita in the U.S. is projected to grow at a 4.7% CAGR from 2015 through 2025, according to the U.S. Department of Health and Human Services.
•	Focus on Healthcare Efficiency – Increased demand for higher healthcare efficiency requires premium and high performance systems.
•	Medical Equipment Innovation – Increasing demand for durable medical equipment provides significant opportunity for pump products to be incorporated into new applications; annual healthcare equipment spend per capita in the United States is projected to grow at a 4.7% CAGR from 2015 through 2025, according to the U.S. Department of Health and Human Services.

Competition

Competition in the medical pump market is primarily based on product quality and performance, as most products must be qualified by the customer for a particular use. Further, there is an increasing demand for more efficient healthcare solutions, which is driving the adoption of premium and high performance systems. Our primary competitors in medical pumps include IDEX Corporation, Watson-Marlow, Inc., KNF Neuberger, Inc. and Thermo Fisher Scientific, as well as other regional and local manufacturers.

Our Business Transformation from Operational Execution and Strategic Investment

Our top priorities since the KKR Transaction have been creating a performance-driven organization and ensuring superior execution of our operating initiatives in order to transform our business and realize step-change improvements in our commercial and operational capabilities, financial characteristics and performance, pace of innovation and customer service. We have focused on adding executive talent as well as building out the core strategic functions underneath them. Led by our CEO, Vicente Reynal, the senior management team has been significantly reconstituted and expanded, which we believe brought together deep expertise from leading global industrial organizations. For example, 45% of our top 100 business managers, including the senior management team, have joined the Company since the KKR Transaction, which we believe added a significant new level of talent to our leadership team. To support our business transformation, significant investment was dedicated to transformational initiatives across the Company’s three segments, primarily directed toward funding the Company’s growth strategies, further implementation of operational process efficiency actions and permanently reducing operating costs through structural reorganization changes.

With the senior leadership team in place, we have focused on driving strong revenue and earnings growth centered on five primary objectives: (i) enhancing commercial leadership by expanding our sales and service presence, adding product line adjacencies and accelerating our innovation funnel; (ii) driving aftermarket sales penetration of our large installed base; (iii) further improving our competitive position with our customers through salesforce effectiveness programs; (iv) executing our operational excellence initiatives to streamline our cost structure and support margin expansion, including through manufacturing footprint optimization, administrative expense efficiency and strategic sourcing; and (v) pursuing acquisitions focused on bolstering our product offerings and/or geographic or market presence. These initiatives have improved our underlying operating performance since the KKR Transaction and we believe they have laid the foundation for ongoing value creation.

Within the Industrials segment, we transitioned our sales team, which had previously been organized around individual brands, into an integrated salesforce that provides complete solutions to our customers by selling our entire portfolio of market-leading brands. In addition, we strengthened our customer connectivity by realigning our product engineering and marketing teams into a single global product management structure. This team is now able to directly access customer feedback, recognize the unmet needs of the market and then translate this critical information into customer-centric innovation that can be leveraged globally. Our new product management process spurred accelerated innovation cycles and has led to the development of several next-generation products, such as the two-stage Dryclon oil-free compressor (which compresses and cools air in two stages, eliminating the need to use oil to absorb the heat generated when compressing air) and our Mechanical Vapor Recovery (MVR) system. We also established a centralized demand generation team that provides integrated tools and technology solutions for our local marketing teams to capture more end-user contacts, develop and execute targeted campaigns and generate more actionable leads for our sales teams. In addition, we executed on our European profitability plan by optimizing our footprint to enhance our flexibility and responsiveness to customer needs. Finally, within this segment, we achieved structural cost reductions by centralizing and streamlining back office, processing, fulfillment and information technology operations in order to simplify the business and accelerate strategic decision-making, continuing to execute direct sourcing programs from low-cost countries, divesting non-core or underperforming assets, strengthening our operational and supply chain infrastructure and implementing lean initiatives. These improvements strengthened our customer service and connectivity by transitioning our sales team and realigning our product engineering and marketing teams into an integrated, global product and customer management structure.

Within the Energy segment, we transformed our upstream energy offering from being predominantly a pump manufacturer into a full-service solutions provider that offers high quality and locally accessible aftermarket support throughout the life cycle of our products. Even during the recent upstream energy industry downturn, when many of our competitors and customers were closing facilities and cutting back investments, we continued investing in our capabilities within the energy markets. As a result, we believe that we will be even better positioned to capture market share and grow revenues and Segment Adjusted EBITDA independent of an upstream energy recovery, while positioning ourselves to realize significantly increased sales, profitability and customer responsiveness in the context of such a recovery. We nearly doubled our sales personnel for upstream energy markets since 2012 to increase customer interaction and enhance market penetration, and we optimized our supply chain with tactical insourcing and outsourcing initiatives. We also developed a solutions-focused sales approach with dedicated applications engineering to support our salesforce efforts within each of our product lines. This hands-on approach to product marketing and sales helps our customers understand how our products and solutions can address complex needs and drive ongoing efficiency in the variety of energy and other process-related end-markets within which they operate. We believe that this specialized technical sales approach will help us better capture differentiated high-margin solutions for our customers and capitalize on market opportunities. In addition, we made significant investments in manufacturing capacity expansion and operational efficiency gains, implementing manufacturing best practices and advanced robotic automation within key manufacturing facilities that have the potential to be high-volume in mid-cycle or higher environments due to the consumable nature of the products manufactured. These one-time investments position us to harvest meaningful recurring cost savings, improve on-time delivery and provide significant operating leverage and flow-through of sales into earnings in a market recovery.

We invested in establishing a leading aftermarket presence that now covers the vast majority of North American land-based oil and gas basins. For example, in November 2015, we opened a state-of-the-art, dedicated repair center in Odessa, Texas, to service the Permian Basin, the most active oil and gas region in the United States. Before we opened this facility, we did not have a regional aftermarket presence in the Permian Basin, which now accounts for 40% of U.S. drilling activity, according to Baker Hughes, Inc. To further capitalize on this investment in our aftermarket footprint, we organically engineered, designed and brought to market premium new aftermarket parts which are frequently replaced in the field, such as state-of-the-art fluid ends with enhanced durability and performance, plungers, as well as innovative valves, seats and packing, which are consumable products used during the operation of our pumps. These high-frequency products are often procured by customers as-needed in regional service centers, allowing us to further partner with our customers throughout the life cycle of their equipment. Our aftermarket products and service centers can also address customers’ needs regardless of the brand of the pump, enabling market share gains on aftermarket parts and catalyzing competitive conversions on the eventual pump replacement. Our regional aftermarket presence helps to expand our addressable market and overall installed base as customers prioritize support in the field as a deciding factor when choosing an original equipment manufacturer (“OEM”) for new products due to the significant wear and tear on the equipment and meaningful aftermarket parts and consumables requirements during operation.

The Medical segment was established as a standalone and strategic business in 2013 to accelerate growth, profitability and focused innovation. We upgraded our salesforce with deeper technical expertise, which further strengthened our customer relationships with industry-leading durable medical equipment providers. We also enhanced and centralized demand generation efforts to provide our sales force access to more actionable leads. Our upgraded salesforce, combined with our global manufacturing and sales footprint, has delivered sales and profitable growth in gas, liquid and precision syringe pumps for medical and laboratory markets. We recently expanded into liquid pumps and automated liquid handling components and systems, which provide new opportunities for future growth in highly complementary products to our existing Medical segment product offerings. Finally, we also expanded the segment profitability by improving our global sourcing and supply chain strategies, investing in lower cost manufacturing and optimizing our global footprint.

In addition, we have introduced a company-wide procurement organization to leverage our scale and generate strategic sourcing savings. This group both spans our segments at a corporate level and is embedded within them in purchasing roles, and seeks to optimize and reduce our costs in both direct and indirect spend categories. This procurement function has achieved success in reducing our costs and continues to progress through new categories of spend with a long runway for incremental future spend reductions.

The significant operational improvements resulting from the execution of our business transformation initiatives have strengthened performance within each of our segments. Given the recent (i) significant downturn in the upstream energy markets and (ii) volatility in the effects of changes in foreign currencies relative to the U.S. dollar, we believe that it is helpful for us and investors to evaluate the performance of our segments excluding these factors. Excluding these two items, Segment Revenue was stable and Segment Adjusted EBITDA demonstrated strong growth, resulting in margin improvements in each of our three segments, as illustrated in the table below.

	Industrials Segment			Energy Segment			Medical Segment
(in millions)	2014	2015	2016	2014	2015	2016	2014	2015	2016
Segment revenues(1)	$1,306.1	$1,149.7	$1,082.4	$1,045.0	$753.5	$628.4	$218.9	$223.7	$228.7
Upstream energy(2)(4)	(63.2)	(44.2)	(22.3)	(604.0)	(318.1)	(193.2)	—	—	—
Foreign currency impact(3)(4)	(139.0)	(23.3)	—	(43.3)	(7.4)	—	(17.4)	(0.1)	—
	$1,103.9	$1,082.2	$1,060.1	$397.7	$428.0	$435.2	$201.5	$223.6	$228.7

Segment Adjusted EBITDA(1)	$223.2	$197.6	$217.6	$309.1	$186.8	$143.8	$52.5	$59.5	$61.9
Upstream energy(2)(4)	(35.6)	(24.4)	(12.7)	(221.9)	(86.8)	(36.9)	—	—	—
Foreign currency impact(3)(4)	(23.3)	(2.6)	—	(9.6)	(2.2)	—	(5.0)	(0.1)	—
	$164.3	$170.6	$204.9	$77.6	$97.8	$106.9	$47.5	$59.4	$61.9
(1)	As reported Segment Revenues and Segment Adjusted EBITDA. See “Management’s Discussion and Analysis—Results of Operations—Segment Results.”
(2)	Represents the amount of Segment Revenue and Segment Adjusted EBITDA for Industrials and Energy segment products and services with exposure to upstream energy markets. Our Medical segment does not have exposure to upstream energy markets. See “Management’s Discussion and Analysis—Factors Affecting the Comparability of our Results of Operations—Significant Downturn in Upstream Energy in 2015 and 2016” for a description of our Industrials and Energy segment products and services exposed to upstream energy markets.
(3)	Represents the impact of translating 2014 and 2015 Segment Revenues and Segment Adjusted EBITDA into a Constant Currency for 2014, 2015 and 2016, using the average foreign currency exchange rates in 2016.
(4)	Amounts adjusted for the impact of upstream energy markets and the impacts of foreign currency changes are non-GAAP financial measures should be considered in addition to, not as a substitute for measures prepared in accordance with GAAP. The following discussion of our results of operations should be read in conjunction with the information provided in “Non-GAAP Measures” included elsewhere in this prospectus. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting the Comparability of Results of Operations.”

From 2014 to 2016, as we implemented our business operational transformation and strategic investment plan:

•	our Energy and Medical segments experienced mid-single digit revenue growth, excluding in each case the impact of the recent significant downturn in the upstream energy market and currency volatility;
•	we grew Segment Adjusted EBITDA and expanded Segment Adjusted EBITDA Margins, each year across all of our segments, excluding the impact of the recent significant downturn in the upstream energy market and currency volatility with our Industrials segment’s margin expanding by approximately 440 basis points, our Energy segment’s margin expanding by approximately 500 basis points and our Medical segment’s margin expanding by approximately 350 basis points; and
•	we successfully reduced corporate expenses not allocated to our segments from $47.3 million in 2014 to $22.7 million in 2016, a decrease of approximately 52%.

We believe the establishment and continued execution of our operational and strategic growth initiatives has positioned our Company for substantial revenue and Adjusted EBITDA growth with continued potential to expand margins.

Our Competitive Strengths

Market Leadership with Strong Brand Portfolio and Reputation Built over 155 Years

With a deep heritage of more than 155 years of leading engineering and application expertise, we believe our portfolio of highly engineered products and proprietary technologies is among the most trusted and recognized in the industry. We are a globally recognized leading provider of air compression, vacuum and blower products; drilling and frac pumps; liquid ring vacuum pumps and compressors; liquid and dry bulk transfer equipment; gas, liquid and precision compressors and syringe pumps and associated aftermarket parts, consumables and services. By utilizing a multi-brand go-to-market strategy, we leverage each specific brand’s leading market position in well-defined market segments or geographies. Our product portfolio consists of more than 20 well-respected brands, most notably Gardner Denver, CompAir, Nash, Emco Wheaton, Robuschi, Elmo Rietschle and Thomas. Collectively, our brands provide a comprehensive product offering that is well-positioned in global end-markets with favorable near- and long-term growth prospects, including industrial manufacturing, energy, transportation, medical and laboratory sciences, food and beverage packaging and chemical processing. We believe each brand’s reputation for superior quality, reliability, efficiency and responsiveness, along with the often application critical nature of our products within our customers’ operations, enhances our competitive position in the marketplace and is difficult to replicate given the length of time over which these brands have developed their reputation.

The strength of our brand portfolio is demonstrated by our leading global market share positions. We believe we have leading market positions within each of our operating segments. According to Frost & Sullivan, our Industrials segment has a #3 market share in the approximately $12.5 billion global industrial air compressor market and we believe, based on internal estimates, that we are the market share leader (#1) in the global industrial vacuum and pump market ($6 billion industry; $2.5 billion addressable market) and a leading global provider in the global blowers markets ($2 billion addressable market). In addition, in our Energy segment, Spears & Associates, Inc. estimates that we have the second largest market share in the global frac pump market based on installed base, and management estimates that we have the largest market share based on new unit sales in the last three years from 2014 to 2016. We believe our notable momentum in this space will continue, benefiting our overall share of the global frac pump market. Finally, our Medical segment is a leader in the highly engineered air and gas pumps components market and one of the largest providers of parts used for the manufacture of oxygen concentrators globally. We believe our leading market position provides us with a solid foundation for future growth.

Comprehensive Portfolio of Highly Engineered, Innovative and Application-Critical Equipment

We design, manufacture, market and service a broad array of application-critical flow control and compression equipment for customers seeking targeted solutions for specialized end-markets. Our products typically are part of large, complex systems and represent mission-critical components in the context of the broader systems in which they are utilized. In addition, our products often operate in harsh environments and specialized, precision applications such as in regulated end-markets, where customers require products capable of reliable performance in complex processes. Furthermore, while our products typically represent a low relative cost in the context of the broader applications in which they are employed, the high cost of failure in these applications makes quality and reliability key purchase criteria for end-users and drives demand for highly engineered and differentiated products. As a result, our customers value our product offerings on the basis of superior quality, reliability, efficiency and advanced technology. Further, our customer-centric approach to product development is focused on developing energy efficient and reliable solutions that reduce the total life cycle cost of our customers’ equipment. These high performing products create customer loyalty helping us to retain existing business and capture additional business opportunities.

We believe the fact that we offer one of the broadest and most complete ranges of compressor, pump, vacuum and blower products in our markets is a competitive advantage, allowing us to provide differentiated product and service offerings to our customers. We believe our ability to support custom application needs from nearly full vacuum to 40,000 pounds per square inch (psi) pressure levels makes us a partner of choice for many of our long-standing customers. Finally, the breadth and depth of our product offering creates incremental business opportunities by allowing us to cross-sell our full product portfolio and uniquely address customers’ needs in one complete solution.

A continuous emphasis on product innovation allows us to develop highly configured solutions tailored to our customers’ specific needs. As a strategic priority, we continue to invest in refining our existing and developing new innovative equipment and product offerings. Our demonstrated track record of product development has resulted in bringing new products to market, adapting existing applications to meet unmet customer needs in existing and adjacent categories and enhancing existing product categories to replace products currently in use. Our product development expertise allows us to focus on developing new solutions that enhance and expand product quality and reliability, improve energy efficiency, reduce noise levels, reduce size and/or weight, lower life cycle costs for our customers and maintain compliance with changing environmental regulations. Additionally, our focus on product development creates an established base of proprietary components and institutional knowledge that supports our aftermarket business. For example:

•	Within our Industrials segment, we responded to our customers’ growing need for energy efficiency, noise reduction and contaminant-free operating environments by developing our two-stage Dryclon oil-free air compressor, which has a best-in-class footprint, lower noise level and up to 4% improvement in efficiency.
•	Within our Energy segment, we recently introduced the Thunder Series pump for the hydraulic fracturing market. The Thunder pump utilizes a state-of-the-art power end (which generates the pressure to facilitate fracturing) design and stainless steel fluid end construction that provides the user with more power and increased durability while reducing operating costs.
•	Within our Medical segment, we are developing a series of liquid pumps, as well as entering the automated liquid handling segment of the market. Our Medical segment has previously not operated within this market, and our equipment will be designed for continuous and smooth flow for chemically aggressive liquids in targeted applications within the medical, laboratory and life sciences.

Our product engineering teams are continuously enhancing our existing products and developing new applications to strengthen relationships with our growing base of customers that require advanced solutions. We believe our customer-centric approach to product development and robust innovation creates a sustainable competitive advantage.

Installed Base and Growing Aftermarket Platform Drives Highly Profitable Recurring Revenues

Our large installed base of products in our Industrials and Energy segments drives demand for recurring aftermarket revenue streams. Due to the critical applications in which our products are used and the high cost of failure or equipment downtime for our customers, we benefit from a consistent and time-sensitive demand for our portfolio of aftermarket parts, as well as service and repair capabilities. We invested significant resources to continue to develop our aftermarket platform with a focus on continuous improvement and innovation in our aftermarket product offerings, as well as increased presence to service our customer base in the field. In the Industrials segment, we leverage both our direct salesforce and strong distributor relationships, the majority of whom are exclusive to our business for the products that we sell through them, to sell our broad portfolio of aftermarket parts, consumables and services. In the Energy segment, we have a strong global footprint to service our installed base, and we invested substantially in our presence to be closer to our customer base in the field where they need us most. For example, in our upstream energy business, we invested in our strategic network of service and repair facilities, expanding the number of locations by 160% since 2012. We now have presence in every major land-based basin in North America and have coverage of approximately 85% of all active North American land rigs and 95% of expected new North American rig additions in 2017 and 2018. In addition, we continued to invest in aftermarket product innovation and organically developed such aftermarket product offerings as enhanced durability fluid ends, plungers, and innovative consumables, such as valves seats and packing. This opens attractive market adjacencies for us to pursue organically with disruptive, premium products, while also lowering our cost base for our original equipment as many of these parts are featured in the original machinery in addition to being sold in the aftermarket. Aftermarket support is also a key decision factor for many of our customers when choosing OEM products given the significant wear and tear and aftermarket part needs in the field. Overall, aftermarket sales in our Industrials and Energy segments contributed approximately 40% of our annual sales in 2016. We believe our aftermarket platform provides the opportunity to leverage our existing installed base to increase our aftermarket business and provides us with significant growth potential.

Example Maintenance Schedule for Compressor with 10 to 12 Year Overall Life Expectancy (Assumes 4,000 Hours of Operation / Year)
•	Year 0–2: maintenance only. Typically oil filter, separator, air filter and lubricant changes
•	Year 3–5: maintenance in line with years 0–2 and replacement of wear items such as valves, gaskets and hoses
•	Year 6–8: maintenance in line with years 0–5 plus usually one more larger scale item
•	Year 9–11: maintenance in line with years 0–8 plus likely another potential large item
•	Year 12+: likely all the major package components have been replaced by this point
✔	Cumulative aftermarket revenue received over the product’s life cycle will typically exceed its original cost
Example Maintenance Schedule for an Upstream Hydraulic Fracturing Pump with 4 to 6 Year Overall Life Expectancy
•	Year 0–1: replacement of fluid ends (approximately four times / year) and associated consumables (at least weekly)
•	Years 1–3: replacement of fluid ends (approximately four times / year) and associated consumables (at least weekly), plus likely repair and maintenance work
•	Years 3–6: replacement of fluid ends (approximately four times / year) and associated consumables (at least weekly), plus likely significant repair, maintenance and potentially overhaul work
✔	Cumulative aftermarket revenue received over the product’s life cycle will typically represent a multiple of its original cost
Example Maintenance Schedule for a Downstream Liquid Ring Pump with 20+ Year Life Expectancy
•	Years 0–2: inspection services performed
•	Year 3: replacement parts likely needed
•	Year 4: inspection services performed
•	Year 5: inspection services performed plus replacement parts likely needed
•	Year 6: replacement parts likely needed
•	Year 7: complete overhaul likely required
✔	Cumulative aftermarket revenue received over the product’s life cycle will likely amount to nearly two times its original cost

Source: Management estimates

Diversified Business with Attractive End-markets

Our revenue and earnings are diversified by product, geography, end-market and customer. In addition, we are well-positioned to benefit from secular trends in large, attractive developed economies and fast-growing emerging markets. We believe that our balanced revenue base across end-markets and exposure to early-, mid- and late-cycle growth drivers, along with the specialty nature of the applications on which we focus, enables us to reduce volatility in earnings across economic cycles, mitigate the impact of a downturn in any single market and capitalize on opportunities in an upturn. Many of our customers operate in attractive end-markets that benefit from secular trends including: (i) continued developed and emerging market growth and infrastructure build; (ii) accelerating land-based U.S. energy activity; (iii) efficiency driven upgrades of industrial systems; (iv) increasing demand for healthcare; (v) increasing complexity of oil and gas extraction; (vi) demand for improved water quality and access; and (vii) heightened environmental regulations. In addition, our growing aftermarket parts, consumables and services business generates recurring revenue through the sale of parts and consumables, which enable us to mitigate earnings volatility across economic cycles. Our value-added services over the life cycle of our products reinforce our customer relationships and position our business for continued growth.

Expertise, Footprint and Expanded Product Portfolio to Capture Recovery in Upstream Energy

In the upstream market, our Energy business manufactures pumps and associated aftermarket parts and consumables used in oil and gas drilling, hydraulic fracturing, and well servicing applications, and its service network now covers approximately 85% of all active North American land rigs following a 160% increase in our service and repair facility locations for upstream energy since 2012. Even during the recent upstream energy industry downturn, when many of our competitors and customers were closing facilities and cutting back investments, we continued investing in our capabilities within the energy markets. Our new locations are strategically located in many of the most active oil and gas basins, such that we expect to have service coverage of 95% of the new North American rig additions during 2017 and 2018 based on Spears & Associates, Inc. estimates. In addition, to our expanded footprint, we invested to expand our product portfolio into highly recurring aftermarket parts and consumables, which gives us more high sales frequency products to sell through our expanded customer service network and also lowers our cost to manufacture our pumps given all of these aftermarket and consumable products are also included in the original pump. Furthermore, we have leveraged these new investments to create a holistic sales and customer service framework that allows us to provide full lifetime support and coverage for our customers. As a result of this investment, as well as our estimated leading global frac pump market position based on new unit sales over the past three years, we believe that we will be even better positioned to capture market share and grow revenues and Segment Adjusted EBITDA independent of an upstream energy recovery, while positioning ourselves to realize significantly increased sales, profitability and customer responsiveness in the context of such a recovery.

Highly Attractive Financial Profile

We participate in markets with attractive near- and long-term growth trends, and our business generates strong Adjusted EBITDA margins. This margin profile is very similar across our three segments, with 2016 Segment Adjusted EBITDA Margins of 20.1% in our Industrials segment, 22.9% in our Energy segment and 27.1% in our Medical segment. We maintain and continue to improve our margins through a commitment to operational excellence initiatives and continued cost discipline. The power of our financial profile is evidenced by the Company maintaining approximately the same Adjusted EBITDA margins from 2014 to 2016, despite significant headwinds from external market factors including the oil and gas depression and foreign exchange. Our financial profile and cash flow generation are further enhanced by our low capital requirements, as demonstrated by our capital expenditures averaging approximately 3% of revenues over the last three years. Our margin profile and low capital intensity have resulted in strong and stable free cash flows that we believe will enable us to continue to reduce our indebtedness, deploy our capital to fund strategic initiatives to drive innovation and organic growth opportunities and finance value-enhancing acquisitions. We believe that our financial profile, which has been enhanced by our business transformation, reflects a strong and attractive business with potential for significant earnings growth over time.

Strength of Our Diverse, Long-Standing Customer Relationships

We serve a large number of well-established blue-chip customers who are globally recognized in the industries in which they operate, as well as regional and local customers, across a wide array of end-markets.

Our customers serve diverse industries spanning industrial manufacturing, energy, transportation, medical and laboratory sciences, food and beverage packaging and chemical processing, among many others. In 2016, no single customer represented more than 2% of our total revenues, and our top 10 customers represented less than 10% of total revenues. We have further diversified our customer base with sales initiatives targeting new customer relationships in new and existing end-markets. As a result of these efforts, we have more than 100,000 distinct customers in more than 175 countries today.

We serve our customer base via a geographically tailored go-to-market strategy in which we deploy our salesforce to engage directly with end-use customers, while fulfilling sales either directly or through a network of independent distributors globally depending on the product category and the unique requirements of a particular geography. Our coordinated sales and marketing strategy allows us to maintain a global go-to-market strategy, while preserving a localized presence that ensures a targeted approach to key customer partnerships. We have established decades-long relationships with our top customers. For example, our top 10 customers have been with the Company for an average of 26 years.

Strategically Positioned Global Manufacturing Footprint

We have one of the most extensive manufacturing and service networks in the industry with 37 key manufacturing facilities and an expansive network of more than 30 complementary service and repair centers across six continents. We believe our extensive manufacturing and service footprint is a competitive advantage that allows us to source new business, provide superior customer service and more efficiently develop new products to serve our customers’ needs. For example, we recently added two facilities in India, which supplement our established facilities in China and Brazil and will help drive and support increased sales in these key end-markets. Our expansive global footprint also allows us to optimize our manufacturing cost structure, by combining local manufacturing assets with the capability to leverage our footprint in lower cost geographies. We believe our worldwide presence enables us to provide timely and responsive support to our customers, many of whom operate internationally, and to capitalize on growth opportunities in both developed and emerging markets. Because of the critical nature of the applications in which our products are used, expedient response times are important to capturing and retaining our customers’ business.

Proven Strategy to Drive Operational Excellence

Our top priorities since the KKR Transaction have been creating a performance-driven culture and ensuring superior execution of our operating initiatives in order to transform our business and realize step-change improvements in our commercial and operational capabilities, financial characteristics and performance, pace of innovation and customer service. We view operational excellence as a holistic approach to continuous improvement that spans our entire organization from manufacturing to sales and marketing to customer service. Select examples of recent operational successes include: (i) the institution of a sophisticated, best-in-class marketing process intended to facilitate additional market share capture; (ii) the accelerated adoption of Lean Manufacturing principles across our manufacturing facilities and throughout our supply chain; (iii) the execution of our shared support service program, which includes consolidated back office accounting and administrative support in the Americas and Europe; and (iv) the implementation of our accelerated new product development program, which delivered unique innovation opportunities across each of our segments while reducing the time to develop new products. We believe this approach will drive strong revenue and earnings growth.

Highly Experienced Management Team with Track Record of Success

We invested in attracting a high-caliber senior management team with an average of 23 years of experience in relevant industries. In addition, 45% of our top 100 business managers, including the senior management team, have joined the Company since the KKR Transaction, which we believe added a significant new level of talent to our leadership team. We believe our current management team comprises individuals with the extensive operational, financial and managerial experience needed to effectively navigate the key opportunities and challenges facing our business today and has been responsible for developing and executing our business transformation. Our management team has a demonstrated track record of growth via operational improvements and strategic growth initiatives, and we believe that we have a strong, deep bench of talented leaders who are well-positioned to continue driving the Company towards profitable growth and margin expansion.

Our Growth Strategies

We intend to continue to drive shareholder value through the pursuit of best-in-class financial performance, consistent improvement in profitability and our ability to develop and retain world-class talent. Across all three of our segments, our comprehensive strategy to drive strong revenue and earnings growth is centered on five primary objectives:

i.	enhancing commercial leadership by expanding our sales and service presence, adding product line adjacencies and accelerating our innovation funnel;
ii.	driving aftermarket sales penetration of our large installed base;
iii.	further improving our competitive position with our customers through salesforce effectiveness programs;
iv.	executing our operational excellence initiatives to streamline our cost structure and support margin expansion, including through manufacturing footprint optimization, administrative expense efficiency and strategic sourcing; and
v.	pursuing acquisitions focused on bolstering our product offerings and/or geographic or market presence.

Specifically, we intend to focus on: (1) driving Industrials growth through salesforce effectiveness and innovation and continued margin expansion by focusing on operational excellence, (2) capitalizing on the transformative investments made in our energy footprint and capabilities and benefiting from a recovery in upstream energy markets, (3) accelerating our Medical segment’s growth and enhancing our market share and industry presence through our expanded product portfolio and (4) pursuing complementary acquisitions.

Accelerate Industrials Growth through Salesforce Effectiveness and Innovation and Drive Continued Margin Expansion by Focusing on Operation Excellence

Through the addition of considerable senior level talent and the successful implementation of the key elements of our revenue and earnings growth strategy, we transformed our Industrials segment into a higher-growth, higher-margin business and are well-positioned to accelerate the growth profile of this segment. Our salesforce effectiveness initiatives continue to support our ability to be increasingly responsive to our customers and cross-sell our comprehensive portfolio of market-leading products and services into existing and new applications. By leveraging the broad portfolio of compressor, vacuum and blower technologies available to our customers, we transitioned our commercial team from a product focus to a solutions mindset. In addition, our demand generation platform allows for increased connectivity with our customer base as we are utilizing integrated technology to develop more actionable leads for our salesforce. Over time, we expect these efforts to enhance our product awareness and generate new customer wins. We also expect to expand our market share by growing in key emerging markets, specifically Asia, the Middle East and South America. These areas were previously underserved regions for the Industrials segment. However, with our global manufacturing footprint and recent investments in enhancing our local sales coverage, we expect to significantly grow our presence in these emerging markets and expand our installed base of products.

In addition, we overhauled the Industrials segment’s approach to product management, resulting in a greater pace of innovation and enhanced connectivity to customer needs. Specifically, we introduced a global product management organization to integrate product management and marketing with engineering, creating a global organization focused on hastening the pace of innovation and developing a growing pipeline of new products that we expect to commercialize over the coming years. For example, our first-to-market two-stage Dryclon oil-free air compressor, with a best-in-class footprint, lower noise level and up to 4% improvement in efficiency, was successfully developed from concept to customer trials in less than eight months. With these improvements in innovation and enhanced market focus, we also expect to be able to increase our aftermarket penetration of our large installed base of compression, vacuum and blower products.

Supplementing our commercial and innovation efforts is a significant runway for continued margin expansion. We are building upon our global operational excellence programs with a distinct focus on simplifying the way we conduct business. In addition, we have initiatives underway focused on efficiencies within our manufacturing footprint, such as lean and productivity enhancements, material savings from procurement programs, continuous product enhancement via value engineering and general structural cost reductions. We believe we have significant potential for near- and long-term revenue, earnings and margin expansion by continuing our commercial and operational transformation.

Capitalize on Transformative Investments in Our Energy Segment and Benefit from a Recovery in Key Energy Markets

We optimized our Energy segment footprint and business model to sustain profitability while preserving the upside of our earnings capacity in an upstream energy recovery. As a result of our substantial investment in the capabilities of our upstream energy business, we believe that we significantly increased our addressable market and overall earnings capacity relative to like-for-like activity levels in the 2014 and prior time period. Independent of an upstream energy recovery, we believe that we are poised to capture favorable trends including pent-up demand for repairs and new parts due to deferred maintenance during the downturn, a significant wave of replacement demand from pumps installed over five years ago and share gain due to our enhanced presence and new product capabilities. In the context of an upstream energy recovery, we believe that these factors will contribute to driving even more growth upside than from the activity growth alone. Recent trends driving revenue growth and margin expansion in our upstream energy business include:

•	A significant frac pump replacement cycle stemming from the aging fleet currently in service. During the recent downturn, many operators delayed the replacement of frac pumps put into service over the last five or more years, and as a result, a significant number of frac pumps are operating well beyond their useful lives per industry best practices and safety standards, which tends to be approximately four to six years. According to Spears & Associates, Inc., approximately 48% of frac pumps currently in the field were installed during 2011 and 2012 (approximately five to six years ago).
•	Deferred maintenance and the now limited ability of customers to cannibalize equipment from decommissioned or “stacked” fleets are driving a growing need for fleet refurbishment, investment in aftermarket parts and service and complete pump replacement.
•	Market demand is increasing for newer, fit-for-purpose equipment with higher specifications. Specifically, we expect continued improvements in demand for higher pressure-rated frac and drilling pumps and consumable products due to increased horizontal footage drilled, fracturing stages and volume of abrasive proppant used.

We believe that a recovery in upstream energy activity levels would generate substantial revenue growth and profitability given our increased earnings capacity and operational improvements, such as the expansion of the service network. We invested throughout the downturn by expanding our aftermarket service presence in the major basins and shale plays in the North American land market, upgrading our advanced manufacturing capabilities to drive customer responsiveness and organically innovating new aftermarket and consumable product lines. Through these investments in commercial and operational capabilities as well as strategic add-on acquisitions, our earnings capacity is much larger today than it was during 2014 at similar activity levels. As illustrated in the chart below, our upstream energy orders experienced accelerating growth on a year-over-year basis with 111% growth in the fourth quarter of 2016 compared to the same period in 2015. We believe that this performance is indicative of the beginning of a recovery in our upstream energy markets.

In the midstream, downstream and process industries, we believe our business will benefit from attractive long-term secular trends, including the increased global movement of hydrocarbons and other liquid commodities and expanded capacity of process industries. We are focused on capitalizing on our significant installed base of pumps in process industries to drive greater market share of aftermarket sales and service, while continuing to grow new equipment and systems sales.

Accelerate Growth and Enhance Market Share and Industry Presence of Our Medical Segment

We strategically invested in our Medical segment in order to expand sales and profitability. We believe a combination of our enhanced sales force, improved demand creation and recently implemented CRM platform, combined with our global manufacturing and sales footprint, will continue to position our Company to expand market share.

Building on our strength in gas pump applications, we recently expanded into the liquid pump and automated liquid handling markets to gain share in sizable markets that were previously unaddressed by us. We estimate the liquid pump market to be a $450 million market globally. Our liquid pump products are primarily used to meter and transfer both neutral and chemically aggressive fluids. We view this space as an attractive adjacency to our existing strategy and one in which we are able to capture share in line with current operations in the gas pump market, building momentum and scale for our Medical business.

We also intend to further expand our comprehensive medical, laboratory and life sciences product portfolio into attractive market adjacencies and key, higher-growth emerging markets as well as enhancing our presence into new mature markets, including the United States, China and Japan. Finally, we remain focused on executing specific initiatives to maximize profitability by improving our global sourcing and supply chain strategies and optimizing our global production facilities footprint.

Pursue Complementary Acquisitions

In addition to our organic initiatives for each of our segments, we plan to pursue select strategic acquisition opportunities as part of our growth strategy. Our markets are fragmented and there is opportunity for continued consolidation within our industrial, energy and medical markets. Based on management estimates, approximately half of each such market consists of smaller players who maintain less than 5% market share.

We have consistently employed a disciplined approach to acquisitions focused on opportunities that (i) strengthen our existing portfolio through the addition of new technologies, (ii) allow us to establish new flow control platforms in attractive markets, (iii) enhance our aftermarket offerings, (iv) grow our presence in strategic geographies, such as select emerging markets and/or (v) provide opportunity to realize synergies while expanding or strengthening our capabilities.

We have a strong track record of successfully identifying and executing on attractive acquisitions. The addition of top talent to our team has enabled us to dedicate additional personnel and resources to the creation of a robust, disciplined and sophisticated approach to business development which has allowed us to develop a differentiated process for the identification and diligence of potential targets. In addition, over the last three years we focused on developing successful integration processes for acquisitions, which allows us to extract significant cost and revenue synergies. We intend to continue to be strategic and diligent in our acquisition strategy, and maintain an active funnel of opportunities at each of our segments.

Customers and Customer Service

We consider superior customer service to be one of our primary pillars of future success and view it as being built upon a foundation of critical application expertise, an industry leading range of compressor, pump, vacuum and blower products, a global manufacturing and sales presence and a long-standing reputation for quality and reliability. Intense customer focus is at the center of our vision of becoming the industry’s first choice for innovative and application-critical flow control and compression equipment, services and solutions. We strive to collaborate with our customers and become an essential part of their engineering process by drawing on our deep industry and application engineering experience to develop best-in-class products that are critical to the processes and systems in which they operate.

We have established strong and long-standing customer relationships with numerous industry leaders. We sell our products directly to end-use customers and to certain OEMs, and indirectly through independent distributors and sales representatives. Our Energy and Medical products are primarily sold directly to end-use customers and OEMs, while approximately 40% of our Industrials sales in 2016 were fulfilled through independent distributors and sales representatives.

We use a direct sales force to serve end-use customers and OEMs because these customers typically require higher levels of technical assistance, more coordinated shipment scheduling and more complex product service than customers that purchase through distributors. We have distribution centers and warehouses that stock parts, accessories and certain products to provide adequate and timely availability. In addition, we provide direct aftermarket support through our service and remanufacturing facilities in the United States, Germany, Finland, France, Spain, the United Kingdom, China and Australia.

In addition to our direct sales force, we are also committed to developing and supporting our global network of over 1,000 distributors and representatives who we believe provide us with a competitive advantage in the markets and industries we serve. These distributors maintain an inventory of complete units and parts and provide aftermarket services to end-users. While most distributors provide a broad range of products from different suppliers, we view our distributors as exclusive at the product category level (e.g. compressor, vacuum and blower). For example, a distributor may exclusively carry our compressor technologies, and also source additional components of the broader industrial system in which those products operate from other suppliers. Our service personnel and product engineers provide the distributors’ service representatives with technical assistance and field training, particularly with respect to installation and repair of equipment. We also provide our distributors with sales and product literature, advertising and sales promotions, order-entry and tracking systems and an annual restocking program. Furthermore, we participate in major trade shows and directly market our offerings to generate sales leads and support the distributors’ sales personnel.

Our customer base is diverse, and we did not have any customers that individually provided more than 2% of 2016 consolidated revenues.

Research and Development

Our R&D expenditures focus on developing new products and new product applications to, among other things, enhance and expand existing product capabilities and performance, improve efficiency, reduce size, weight and noise levels, increase application flexibility and maintain compliance with changing regulatory requirements.

For the years ended December 31, 2016, 2015 and 2014, we spent approximately $22 million, $26 million and $26 million, respectively, on research activities relating to the development of new products and new product applications. All such expenditures were funded by us and were expensed as incurred.

Patents, Trademarks and Other Intellectual Property

We rely on a combination of intellectual property rights, including patents, trademarks, copyrights, trade secrets and contractual provisions to protect our intellectual property. While, in the aggregate, patents and trademarks are of considerable importance to the manufacture and marketing of many of our products, we believe that the success of our business depends more on the technical competence, creativity and marketing abilities of our employees than on any individual patent or trademark, and therefore we do not consider any single patent or trademark, group of patents or trademarks, copyright or trade secret to be material to our business as a whole, except for the Gardner Denver trademark. We have registered our trademarks in the countries we deem necessary or in our best interest. We also rely upon trade secret protection for our confidential and proprietary information and techniques, and we routinely enter into confidentiality agreements with our employees as well as our suppliers and other third parties receiving such information.

Pursuant to trademark license agreements, Cooper Industries has exclusive rights to use the Gardner Denver trademark for certain power tools and their components, meaning that we are prevented from using our mark in connection with those products.

Raw Materials and Suppliers

We purchase a wide variety of raw materials to manufacture our products. Our most significant commodity exposures are to cast iron, aluminum and steel. Additionally, we purchase a large number of motors and, therefore, are also exposed to changes in the price of copper, which is a primary component of motors. Most of our raw materials are generally available from a number of suppliers. We have a limited number of long-term contracts with some suppliers of key components, but we believe that our sources of raw materials and components are reliable and adequate for our needs. We use single sources of supply for certain castings, motors and other select engineered components. A disruption in deliveries from a given supplier could therefore have an adverse effect on our ability to meet commitments to our customers. Nevertheless, we believe that we have appropriately balanced this risk against the cost of maintaining a greater number of suppliers. Moreover, we have sought, and will continue to seek, cost reductions in purchases of materials and supplies by consolidating purchases and pursuing alternate sources of supply.

Employees

As of December 31, 2016, we had approximately 6,200 employees of which approximately 1,800 are located in the United States. Of those employees located outside of the United States, a significant portion are represented by works councils and labor unions, and of those employees located in the United States, approximately 200 are represented by labor unions. We believe that our current relations with employees are satisfactory.

Significant Properties

Our corporate headquarters is a leased facility located at 222 East Erie Street, Milwaukee, Wisconsin 53202. The number of significant properties used by each of our segments is summarized by segment, type and geographic location in the tables below:

	Type of Significant Property
	Manufacturing	Warehouse	Other	Total
Industrials
Americas	3	1	0	4
EMEA	8	1	16	25
APAC	2	1	8	11
Industrials Total	13	3	24	40

Energy
Americas	9	2	9	20
EMEA	4	0	2	6
APAC	3	0	2	5
Energy Total	16	2	13	31

Medical
Americas	3	0	0	3
EMEA	4	0	1	5
APAC	1	0	0	1
Medical Total	8	0	1	9

Total (All Segments)
Americas	15	3	9	27
EMEA	16	1	19	36
APAC	6	1	10	17
Company Total(1)	37	5	38	80
(1)	Two facilities are shared between our segments and each is counted once, in the Industrials segment, to avoid double counting.

We believe that our properties, taken as a whole, are in good operating condition and are suitable for our business operations.

Environmental Matters

We are subject to numerous federal, state, local and foreign laws and regulations relating to the storage, handling, emission and disposal of materials and discharge of materials into the environment. We believe that our existing environmental control procedures are adequate and we have no current plans for substantial capital expenditures in this area. We have an environmental policy that confirms our commitment to a clean environment and compliance with environmental laws. We have an active environmental management program aimed at complying with existing environmental regulations and reducing the generation of pollutants in the manufacturing processes. We are also subject to laws concerning the cleanup of hazardous substances and wastes, such as the U.S. federal “Superfund” and similar state laws that impose liability for cleanup of certain waste sites and for related natural resource damages. We have been identified as a potentially responsible party with respect to several sites designated for cleanup under the “Superfund” or similar state laws. See “—Legal Proceedings—Environmental Liabilities.”

Legal Proceedings

We are a party to various legal proceedings, lawsuits and administrative actions, which are of an ordinary or routine nature for a company of our size and in our sector. We believe that such proceedings, lawsuits and administrative actions will not materially adversely affect our operations, financial condition, liquidity or competitive position. A more detailed discussion of certain of these proceedings, lawsuits and administrative actions is set forth below.

Asbestos and Silica-Related Litigation

We have been named as a defendant in many asbestos-related and silica-related personal injury lawsuits. The plaintiffs in these suits allege exposure to asbestos or silica from multiple sources and typically we are one of approximately 25 or more named defendants. Our predecessors sometimes manufactured, distributed and/or sold products allegedly at issue in these pending asbestos and silica-related lawsuits (the “Products”). However, neither we nor our predecessors ever mined, manufactured, mixed, produced or distributed asbestos fiber or silica sand, the materials that allegedly caused the injury underlying the lawsuits. Moreover, the asbestos-containing components of the Products, if any, were enclosed within the subject Products.

Although we have never mined, manufactured, mixed, produced or distributed asbestos fiber or silica, many of the companies that did engage in such activities or produced such products are no longer in operation. This has led to law firms seeking potential alternative companies to name in lawsuits where there has been an asbestos or silica related injury. However, in our opinion, based on our experience to date, the substantial majority of the plaintiffs have not suffered an injury for which we bear responsibility.

We believe that the pending and future asbestos and silica-related lawsuits are not likely to, in the aggregate, have a material adverse effect on its consolidated financial position, results of operations or liquidity, based on: our anticipated insurance and indemnification rights to address the risks of such matters; the limited potential asbestos exposure from the Products described above; our opinion, based on our experience to date, that the vast majority of plaintiffs are not impaired with a disease attributable to alleged exposure to asbestos or silica from or relating to the Products or for which we otherwise bear responsibility; various potential defenses available to us with respect to such matters; and our prior disposition of comparable matters. However, inherent uncertainties of litigation and future developments, including, without limitation, potential insolvencies of insurance companies or other defendants, an adverse determination in the Adams County Case (discussed below), or other inability to collect from our historical insurers or indemnitors, could cause a different outcome. While the outcome of legal proceedings is inherently uncertain, based on presently known facts, experience and circumstances, we believe that the amounts accrued on the Company’s balance sheet are adequate and that the liabilities arising from the asbestos and silica-related personal injury lawsuits will not have a material adverse effect on the Company’s consolidated financial position, results of operations or liquidity. We have accrued liabilities and other liabilities on our consolidated balance sheet to include a total litigation reserve of $108.5 million and $94.1 million as of December 31, 2016 and 2015 respectively, with respect to potential liability arising from our asbestos-related litigation (with the increase in reserve resulting from a change in certain actuarial assumptions used in our projection of potential liability, without which we believe the reserve as of December 31, 2016 would have been less than the December 31, 2015 reserve of $94.1 million). Asbestos-related defense costs are excluded from the asbestos claims liability and are recorded separately as an operating expense as services are incurred. We currently expect to continue to incur significant asbestos-related defense costs. In the event of unexpected future developments, it is possible that the ultimate resolution of these matters may be material to the Company’s consolidated financial position, results of operation or liquidity, and defense costs may be material. However, at this time, based on presently available information, we view this possibility as remote.

We have entered into a series of agreements with certain of the Company’s or the Company’s predecessors’ legacy insurers and certain potential indemnitors to secure insurance coverage and/or reimbursement for the costs associated with the asbestos and silica-related lawsuits filed against us. We have also pursued litigation against certain insurers or indemnitors where necessary. We have an insurance recovery receivable for probable asbestos related recoveries of approximately $97.3 million, which is included on our consolidated balance sheet as of December 31, 2016.

The largest such recent action, Gardner Denver, Inc. v. Certain Underwriters at Lloyd’s, London, et al., was filed on July 9, 2010, in the Eighth Judicial Circuit, Adams County, Illinois, as case number 10-L-48 (the “Adams County Case”). In the lawsuit, we seek, among other things, to require certain excess insurer defendants to honor their insurance policy obligations to us, including payment in whole or in part of the costs associated with the asbestos-related lawsuits filed against us. In October 2011, we reached a settlement with one of the insurer defendants, which had issued both primary and excess policies, for approximately the amount of such defendant’s policies which were subject to the lawsuit. Since then, the case has been proceeding through the discovery and motions process with the remaining insurer defendants. On January 29, 2016, we prevailed on the first phase of that discovery and motions process (“Phase I”). Specifically, the Court in the Adams County Case ruled that we have rights under all of the policies in the case, subject to their terms and conditions, even though the policies were sold to our former owners rather than to the Company itself. On June 9, 2016, the Court denied a motion by several of the insurers who sought permission to appeal the Phase I ruling now rather than waiting until the end of the whole case as is normally required. The case has now begun proceeding through the discovery and motions process regarding the remaining issues in dispute.

A majority of our expected future recoveries of the costs associated with the asbestos-related lawsuits are the subject of the Adams County Case.

The amounts we recorded for asbestos-related liabilities and insurance recoveries are based on currently available information and assumptions that we believe are reasonable based on our evaluation of relevant factors with input from a third party actuarial expert. Our actual liabilities or insurance recoveries could be higher or lower than those recorded if actual results vary significantly from the assumptions. There are a number of key variables and assumptions including the number and type of new claims to be filed each year, the resolution or outcome of these claims, the average cost of resolution of each new claim, the amount of insurance available, allocation methodologies, the contractual terms with each insurer with whom we have reached settlements, the resolution of coverage issues with other excess insurance carriers with whom we have not yet achieved settlements and the solvency risk with respect to our insurance carriers. Other factors that may affect our future liability include uncertainties surrounding the litigation process from jurisdiction to jurisdiction and from case to case, legal rulings that may be made by state and federal courts and the passage of state or federal legislation. We make the necessary adjustments for our asbestos liability and corresponding insurance recoveries on an annual basis unless facts or circumstances warrant assessment as of an interim date.

Environmental Liabilities

We have been identified as a potentially responsible party (“PRP”) with respect to several sites designated for cleanup under U.S. federal “Superfund” or similar state laws that impose liability for cleanup of certain waste sites and for related natural resource damages. Persons potentially liable for such costs and damages generally include the site owner or operator and persons that disposed or arranged for the disposal of hazardous substances found at those sites. Although these laws impose joint and several liability on PRPs, in application, the PRPs typically allocate the investigation and cleanup costs based upon the volume of waste contributed by each PRP. Based on currently available information, our Company was only a small contributor to these waste sites, and we have, or are attempting to negotiate, de minimis settlements for our cleanup. The cleanup of the remaining sites is substantially complete and our future obligations entail a share of the sites’ ongoing operating and maintenance expense. We are also addressing four on-site cleanups for which we are the primary responsible party. Three of these cleanup sites are in the operation and maintenance stage and one is in the implementation stage.

We have an accrued liability on our consolidated balance sheet of $7.6 million as of December 31, 2016, to the extent costs are known or can be reasonably estimated for our remaining financial obligations for the environmental matters discussed above and which does not anticipate that any of these matters will result in material additional costs beyond amounts accrued. Based upon consideration of currently available information, we do not anticipate any material adverse effect on its results of operations, financial condition, liquidity or competitive position as a result of compliance with federal, state, local or foreign environmental laws or regulations, or cleanup costs relating to these matters.

MANAGEMENT

Executive Officers and Directors

Below is a list of our executive officers and directors and their respective ages and a brief account of the business experience of each of them.

Name	Age	Position
Vicente Reynal	42	Director and Chief Executive Officer
Philip T. Herndon	51	Vice President and Chief Financial Officer
Andrew Schiesl	45	Vice President and Chief Compliance Officer, General Counsel and Secretary
Patrick W. Bennett	52	President, Medical Group
Mark R. Sweeney	55	Vice President, Chief Accounting Officer and Corporate Controller
Neil Snyder	44	Senior Vice President, Strategy, Business Development and Planning
Kimberly J. Rubottom	53	Vice President, Human Resources
Enrique Miñarro Viseras	39	Vice President and General Manager, Industrials Group EMEA
Peter Stavros	42	Director, Chairman of the Board
Brandon F. Brahm	32	Director
William E. Kassling	73	Director
Michael V. Marn	64	Director
Nickolas Vande Steeg	74	Director
Pastor Velasco	57	Director
Joshua T. Weisenbeck	35	Director

Vicente Reynal has served as our Chief Executive Officer since January 2016, and has also been a member of our Board since February 2017 and a member of the Board of Gardner Denver, Inc. since January 2016. Mr. Reynal is responsible for leading the Company and driving its overall growth and profitability as a global supplier of innovative and application-critical flow control products, services and solutions. Mr. Reynal joined Gardner Denver in May 2015 as the President of our Industrials segment. Before joining Gardner Denver, Mr. Reynal spent 11 years at Danaher Corporation, a designer and manufacturer of professional, medical, industrial and commercial products and services, where he most recently served as the Group President of Dental Technologies from December 2013 to May 2015, leading the KaVo Kerr Group. Mr. Reynal also held various other executive positions at Danaher Corporation, including as the President of the Ormco business from October 2011 to December 2013, President of the Pelton & Crane, KaVo business from 2007 to 2011 and Vice President of Global Operations for the Danaher Motion Platform from 2004 to 2007. Prior to joining Danaher, Mr. Reynal served in various operational and executive roles at Thermo Fisher Scientific and AlliedSignal Corp. (which merged with Honeywell, Inc. to become Honeywell International, Inc. in 1999). Mr. Reynal holds a Bachelor of Science degree in Mechanical Engineering from Georgia Institute of Technology and Master of Science degrees in both Mechanical Engineering and Technology & Policy from Massachusetts Institute of Technology.

Philip T. Herndon has served as our Chief Financial Officer since October 2016. Mr. Herndon joined Gardner Denver in January 2016 as Chief Financial Officer of our Industrials segment. Mr. Herndon is responsible for leading the Company’s financial and accounting operations, information technology on a global basis and global pricing excellence. Prior to joining Gardner Denver, Mr. Herndon served as the Chief Financial Officer of Capital Safety, Inc., the nation’s top producer of fall safety equipment, from November 2012 to August 2015. Prior to joining Capital Safety, Mr. Herndon was Vice President of Finance for Sealed Air Corporation, a packaging manufacturer, from 2011 to 2012. From 2007 to 2011, Mr. Herndon was Vice President of Business Development and Corporate Controller at Diversey, Inc. Prior to 2007, Mr. Herndon held various financial and general management roles within Diversey, Inc. Mr. Herndon graduated from the Indiana University of Bloomington with a Bachelor of Business Administration and holds a Master of Business from Marquette University.

Andrew Schiesl has served as our Vice President, General Counsel, Chief Compliance Officer and Secretary since joining Gardner Denver in December 2013. Mr. Schiesl is responsible for leading the Company’s legal, compliance, governance and risk management functions and has global oversight for human resource and compensation matters. Mr. Schiesl served as Vice President and General Counsel of Quad/Graphics, Inc., a

commercial printing business, from 2003 until he joined Gardner Denver. Prior to Quad/Graphics, he was Senior Counsel at Harley-Davidson, Inc., after beginning his career practicing law with Foley & Lardner LLP in Milwaukee. Mr. Schiesl received a bachelor’s degree in Political Science and History from the University of Wisconsin-Milwaukee and graduated from the University of Pennsylvania School of Law. He holds a Master of Business Administration from the Kellogg School of Management at Northwestern University.

Enrique Miñarro Viseras has served as our Vice President and General Manager, Industrials segment EMEA Region since joining Gardner Denver in May 2016. Mr. Miñarro Viseras is responsible for leading all Industrials segment operations including sales, service and manufacturing within Europe and India. Prior to Gardner Denver, Mr. Miñarro Viseras had an extensive fifteen year career at Emerson Network Power and Emerson Industrial Automation, most recently serving as the Managing Director, Emerson Network Power from May 2015 to April 2016. Prior to Managing Director, Mr. Miñarro Viseras held the position of President, Control Techniques for Emerson Industrial Automation from July 2012 to April 2015. Mr. Miñarro Viseras holds a degree in Industrial Engineering from Universidad Politécnica of Valencia, Spain, a Master of Business Administration and a Master of Engineering and Management from Cranfield University, United Kingdom and a Doctorate in Engineering.

Patrick Bennett has served as the President of our Medical segment since he joined Gardner Denver in August 2013. Mr. Bennett is responsible for leading the Medical segment, which includes sales, service and manufacturing sites in North America, Europe and Asia. Prior to joining Gardner Denver, Mr. Bennett had an extensive career at Mold-Masters, a leading plastics technology company where he served most recently as President – EMEAI from February 2011 to May 2013 and prior to that, as Executive Vice President of the company’s global headquarters based in Toronto, Canada. Mr. Bennett has a degree in Industrial Engineering from Ryerson University and a Master of Business Administration degree from Athabasca University.

Mark R. Sweeney has served as our Chief Accounting Officer since January 2017. Mr. Sweeney joined Gardner Denver as Corporate Controller in May 2014 and is responsible for controllership, accounting, financial reporting, financial systems and global shared-services for the Company. Prior to joining Gardner Denver, Mr. Sweeney served as Senior Vice President and Chief Accounting Officer of J.C. Penney Company from September 2012 to September 2013. Prior to J.C. Penney, Mr. Sweeney served as Vice President and Operational Controller at General Electric from 2008 to 2012 and held multiple finance positions with increasing responsibility in General Electric’s Energy Division from 1997 through 2008. Mr. Sweeney graduated from the University of Missouri-Columbia with a degree in Accountancy.

Neil Snyder has served as our Senior Vice President in charge of Strategy, Business Development and Planning since January 2017. Mr. Snyder joined Gardner Denver in March 2016 as Vice President Strategy & Planning, Industrials segment. Prior to joining Gardner Denver, Mr. Snyder served as Vice President, Head of Financial Planning and Analysis from June 2012 to January 2016 and President, Europe, Middle East and Africa from September 2013 to May 2014 for Capital Safety Inc. the global top producer of fall safety equipment. Previously, Mr. Snyder held various executive roles of increasing responsibility at United Technologies Corporation from 2007 to 2012 and Hewlett-Packard Company from 2002 to 2006. Mr. Snyder began his career at Ernst & Young LLP. Mr. Snyder holds a Bachelor of Science in Accounting from the University of Southern California and a Master of Business Administration from the Kellogg School of Management at Northwestern University.

Kimberly J. Rubottom has served as our Vice President of Human Resources since January 2015. Ms. Rubottom joined Gardner Denver in January 2014 as Vice President, Industrials segment focusing on Organization Management & Strategy. Prior to joining Gardner Denver, Ms. Rubottom served most recently as Underground Hard Rock Drilling Global Product Manager for Caterpillar Inc. from July 2011 to December 2013. Ms. Rubottom previously held multiple roles with increasing responsibility in Human Resources, Corporate Control, Business Management and Operations/Lean Management at Caterpillar Inc., Bucyrus International, Inc. and DBT GmbH from 1999 through 2011. Ms. Rubottom earned a Bachelor of Business Administration, Accounting and Finance from Clarion University of Pennsylvania.

Peter Stavros has been a member of our Board since July 2013. Mr. Stavros joined KKR & Co. in 2005 and is a Member of KKR & Co. and head of its Industrials investment team. He also became a member of KKR & Co.’s Americas Investment Committee in September 2013 and KKR & Co.’s Healthcare Growth Investment Committee in 2016. Prior to taking over responsibility for the Industrials sector in 2010, Mr. Stavros was a member of KKR & Co.’s Healthcare investment team. During that time, he was actively involved with the investment in HCA and, since assuming responsibility for the Industrials sector, has been actively involved with the investments in Capsugel, Capital Safety, Gardner Denver, The Crosby Group and CHI Overhead Doors. Prior to joining KKR & Co., Mr. Stavros was with GTCR Golder Rauner from 2002 to 2005, where he was involved in the execution of numerous investments in the health care sector. He holds a Bachelor of Science in Chemistry, magna cum laude, from Duke University and a Master of Business Administration with high distinction, Baker Scholar, from Harvard Business School.

Brandon F. Brahm has been a member of our Board since July 2013. Mr. Brahm has been a member of the Industrials team at KKR & Co. since 2010. He has been actively involved with the investments in Capital Safety, Gardner Denver and The Crosby Group. In addition, he serves on the board of directors of The Crosby Group and was formerly a director of Capital Safety. Prior to joining KKR & Co., he was with Goldman Sachs in New York, where he was involved in a variety of merger, acquisition, financing and other corporate advisory transactions in the financial institutions group. He holds a Bachelor of Science in Finance from the Leonard N. Stern School of Business at New York University.

William E. Kassling has been a member of our Board since February 2017 and a member of the Board of Gardner Denver, Inc. since August 2013. He has served as Lead Director of Wabtec Corporation, a manufacturer of braking equipment and other parts for locomotives, freight cars and passenger rail cars, since 2013. Mr. Kassling also previously served as President and Chief Executive Officer of Wabtec Corporation from 1990 until 2001 and 2004 to 2006, and served as Chairman from 2009 to 2013. Before leading a management group in the purchase of Wabtec Corporation from American Standard in 1990, Mr. Kassling spent six years overseeing its operations as American Standard’s Vice President, Group Executive, Railway Products Group. Prior to that, between 1978 and 1984, he served American Standard Incorporated first as Vice President, Strategic Planning and Development and later as Vice President, Group Executive and Building Specialties Group. In addition to Wabtec Corporation, Mr. Kassling is a board member of The Crosby Group, Pacific Design Technologies, the Pittsburgh Penguins and the Texas Rangers and served as a board member of Parker Hannifin Corporation from 2001 to 2015. He is also a member of the advisory board of the University of Pittsburgh Cancer Institute. Mr. Kassling holds a Master of Business Administration from the University of Chicago and a Bachelor of Science degree in Industrial Management from Purdue University.

Michael V. Marn has been a member of our Board since February 2017 and a member of the Board of Gardner Denver, Inc. since August 2013. Mr. Marn has served as a Senior Advisor in KKR & Co.’s Industrials team, specializing in industrial marketing since 2010. From 1977 until his retirement in 2010, he was a Partner at McKinsey & Company. As a leader in McKinsey's worldwide marketing practice, Mike focused primarily on business-to-business clients, and split his time between assisting clients and leading research and development efforts. He also served as the Chairman of the American Red Cross Northeast Ohio Region. Mr. Marn holds a Bachelor of Arts from Hiram College and a Masters in Management Science from Case Western Reserve University.

Nickolas Vande Steeg has been a member of our Board since February 2017 and a member of the Board of Gardner Denver, Inc. since August 2013. He served for 34 years at Parker Hannifin Corporation, a global supplier of innovative engineered products, in positions of increasing responsibility culminating as President, Chief Operating Officer and Board Member from 2004 to 2007. Mr. Vande Steeg currently serves on the board of Trimble, Inc. since 2006 and is a trustee of an APU/ UC University, board member of several non-profits, and a minority partner in a Major League Baseball team. He is also a director and partial owner of Pacific Design Technologies, an Aerospace thermal management supplier, since 2015. He obtained a Bachelor of Science in Industrial Technology from the University of California and a Master of Business Administration with highest honors from Pepperdine University. Mr. Vande Steeg was awarded the Shingo Lean Leadership Management Award in 2006.

Pastor Velasco has been a member of our board since February 2017 and a member of the Board of Gardner Denver, Inc. since August 2013. Mr. Velasco served as BrightView Landscape, LLC’s interim Chief Executive Officer from July 2016 to December 2016. In this interim role, Mr. Velasco transformed the company’s management structure and led efforts to create and execute a long-term strategic vision emphasizing client service and retention, new client acquisition and growth and team member safety. Before BrightView, he served at Capital Safety, Inc., the global top producer of fall safety equipment, from January of 2002 until August of 2015, where his roles included Chief Executive Officer from 2002 and also Chairman of the Board from January 2013. Mr. Velasco helped guide the company through multiple private equity sales, ultimately leading to the sale by KKR & Co. to 3M in August 2015. In addition to Gardner Denver, Mr. Velasco sits on the boards of The Crosby Group and PurePOWER Technologies, as well as The Gary Sinise Foundation. Mr. Velasco holds a bachelor’s degree in International Business.

Joshua T. Weisenbeck has been a member of our Board since July 2013. Mr. Weisenbeck has been a Member of the Industrials team at KKR & Co. since 2008. He has been actively involved with the investments in Gardner Denver, Capsugel and Capital Safety, in addition to having portfolio company responsibility for BrightView. In addition, he serves on the board of directors of Capsugel and BrightView and was formerly a director of Capital Safety. Prior to joining KKR & Co., Mr. Weisenbeck was with Onex Corporation from 2006 to 2008, focusing on Industrials private equity transactions, including Onex's investment in Allison Transmission. Prior to Onex, he worked for Lazard Freres & Co. in its Power & Energy group from 2004 to 2006, where he was involved in a number of merger and acquisition transactions. He holds a Bachelor of Arts with honors, magna cum laude, from Williams College.

Composition of our Board of Directors

Background and Experience of Directors

When considering whether directors and nominees have the experience, qualifications, attributes or skills, taken as a whole, to enable our board of directors to satisfy its oversight responsibilities effectively in light of our business and structure, the board of directors focused primarily on each person’s background and experience as reflected in the information discussed in each of the directors’ individual biographies set forth above. We believe that our directors provide an appropriate mix of experience and skills relevant to the size and nature of our business. Once appointed, directors serve until they resign or are removed by the stockholders.

In particular, the members of our board of directors considered the following important characteristics: (i) Vicente Reynal, our Chief Executive Officer, has 22 years of experience in corporate strategy, new product development, general management processes and operations leadership with companies in the industrial, energy and medical industries, (ii) Peter Stavros, Joshua T. Weisenbeck and Brandon F. Brahm are representatives appointed by affiliates of our Sponsor, our principal stockholder, and have significant financial, investment and operational experience from their involvement in our Sponsor’s investment in numerous portfolio companies and have played active roles in overseeing those businesses, (iii) William E. Kassling has many years of experience at manufacturing companies, including experience as chief executive officer and chairman of the board of a publicly held company, (iv) Michael V. Marn has many years of experience as senior partner at a consulting company and has been involved in our Sponsor’s investments in industrial companies, (v) Nickolas Vande Steeg has many years of experience as president, chief operating officer and board member of a publicly held engineered products company and (vi) Pastor Velasco has many years of executive experience at industrial products and service companies.

Director Independence

Our board of directions has affirmatively determined that        qualifies as an “independent” director in accordance with the listing requirements of       . After completion of this offering, we will be a “controlled company” within the meaning of the corporate governance standards of       . Under these rules, a company of which more than 50% of the voting power for the election of directors is held by an individual, group or another company is a “controlled company.” Affiliates of our Sponsor hold more than 50% of our common stock. Accordingly, we may elect not to comply with certain corporate governance requirements, including the requirements that, within one year of the date of the listing of our common stock:

•	we have a board of directors that is composed of a majority of “independent directors,” as defined under the rules of such exchange;
•	we have a compensation committee that is composed entirely of independent directors; and
•	director nominations be made or recommended to the full board by our independent directors or by a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

After we cease to be a “controlled company,” we will be required to comply with the above-referenced requirements, subject to the transition periods for companies that cease to qualify as controlled companies.

Following this offering, we intend to utilize certain of these exemptions. As a result, we will not have a majority of independent directors on our board of directors, will have no independent directors on our compensation committee and will have no nominating and corporate governance committee.

Classified Board of Directors

In accordance with our amended and restated certificate of incorporation that will go into effect immediately prior to the consummation of this offering, our board of directors will be divided into three classes with staggered, three-year terms. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Effective upon the consummation of this offering, our directors will be divided among the three classes as follows:

•	the Class I directors will be , and their terms will expire at the annual meeting of stockholders to be held in 2018;
•	the Class II directors will be , and their terms will expire at the annual meeting of stockholders to be held in 2019; and
•	the Class III directors will be , and their terms will expire at the annual meeting of stockholders to be held in 2020.

Our amended and restated certificate of incorporation that will go into effect immediately prior to the consummation of this offering will provide that the authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control of our Company. See “Description of Capital Stock—Anti-Takeover Effects of Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws and Certain Provisions of Delaware Law.”

Leadership Structure of our Board of Directors

Our amended and restated bylaws provide our board of directors with flexibility to combine or separate the positions of Chairman of the Board and Chief Executive Officer in accordance with its determination that utilizing one or the other structure would be in the best interests of our Company. Upon completion of this offering, Peter Stavros will serve as Chairman of the Board. Vicente Reynal, our Chief Executive Officer, also serves as a director.

Our board of directors has concluded that our current leadership structure is appropriate at this time. However, our board of directors will continue to periodically review our leadership structure and may make such changes in the future as it deems appropriate.

Role of Board in Risk Oversight

Our Chief Executive Officer and other executive officers will regularly report to the non-executive directors and the audit committee to ensure effective and efficient oversight of our activities and to assist in proper risk management and the ongoing evaluation of management controls. Internal audit will report functionally and administratively to our Chief Financial Officer and directly to the audit committee. We believe that the leadership structure of our board of directors provides appropriate risk oversight of our activities given the controlling interests held by affiliates of our Sponsor.

Committees of our Board of Directors

Upon the listing of our shares on       , our board of directors will have an audit committee and a compensation committee, each of which will operate under a charter that has been approved by our board of directors. Upon the listing of our shares on       , copies of each committee’s charter will be posted on our website, www.gardnerdenver.com.

Audit Committee

Upon the completion of this offering, we expect to have an audit committee, consisting of at least one director, who qualifies as an independent director under        corporate governance standards and the

independence requirements of Rule 10A-3 of the Exchange Act. To the extent that our audit committee is not already composed of a majority of independent directors, our board of directors will appoint one or more additional independent directors to the audit committee within 90 days of the effective date of this registration statement and, to the extent our audit committee is not then already entirely composed of independent directors, again within one year of the effective date of this registration statement. The non-independent members of the audit committee will resign from the audit committee as the additional independent directors are added, so that, within one year of the effective date of this registration statement, all of our audit committee members will be independent as such term is defined in Rule 10A-3(b)(1) under the Exchange Act and under        Listing Rules. Our board of directors has determined that        qualifies as an “audit committee financial expert” as such term is defined in Item 407(d)(5) of Regulation S-K.

The purpose of the audit committee will be to prepare the audit committee report required by the SEC to be included in our proxy statement and to assist our board of directors in overseeing and monitoring (1) the quality and integrity of our financial statements, (2) our independent registered public accounting firm’s qualifications and independence and (3) the performance of our independent registered public accounting firm.

Compensation Committee

Upon the completion of the offering, we expect to have a compensation committee, consisting of       . The purpose of the compensation committee is to assist our board of directors in discharging its responsibilities relating to (1) setting our compensation program and compensation of our executive officers and directors, (2) monitoring our incentive and equity-based compensation plans and (3) preparing the compensation committee report required to be included in our proxy statement under the rules and regulations of the SEC.

Code of Business Conduct and Ethics

We have adopted a written code of ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions. Following the consummation of this offering, we will post a current copy of the code on our website, www.gardnerdenver.com. In addition, we intend to post on our website all disclosures that are required by law or the listing standards of        concerning any amendments to, or waivers from, any provision of the code. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be a part of this prospectus.

Compensation Discussion and Analysis

The information presented in this section does not reflect the        -for-one reverse split of our common stock, which will occur prior to the consummation of this offering.

Introduction

Our executive compensation philosophy is designed to attract and retain individuals with the qualifications to lead the Company and create value for our shareholders. Additionally, our philosophy is structured to engage the executive team to develop professionally and continue to contribute to the achievement of our financial goals as we grow.

Our named executive officers (the “NEOs”) for 2016 are:

•	Vicente Reynal, our Chief Executive Officer;
•	Philip T. Herndon, our Vice President and Chief Financial Officer (appointed October 1, 2016);
•	Our three other most highly compensated executive officers who served in such capacities as of December 31, 2016, namely:
•	Patrick W. Bennett, President of our Medical segment;
•	Andrew Schiesl, our Vice President, General Counsel, Chief Compliance Officer and Secretary; and

•	Enrique Miñarro Viseras, Vice President and General Manager, Industrials Segment EMEA (appointed May 10, 2016);
•	Jeff Likosar, our former Chief Financial Officer (through September 30, 2016); and
•	Saeid Rahimian, the former Chief Executive Officer of our Energy segment (through October 31, 2016), who would have been among our three most highly compensated executive officers other than our Chief Executive Officer and Chief Financial Officer had he been serving as an executive officer as of December 31, 2016.

Leadership Developments in 2016

On September 30, 2016, Mr. Likosar stepped down as the Company’s Chief Financial Officer. At that time, Mr. Herndon, who had been serving in the role of Chief Financial Officer of our Industrials segment, took on the additional role of Chief Financial Officer of the Company. Mr. Herndon continues to serve in those dual roles.

In addition, on October 31, 2016, Mr. Rahimian stepped down as the Chief Executive Officer of our Energy segment. Mr. Reynal and the Vice President of Finance & Operations of our Energy segment now jointly manage our Energy segment. This change strategically aligns our senior leadership closer to our customers across our energy market exposures.

Executive Compensation Objectives and Philosophy

Our compensation philosophy aligns our executives’ pay with our growth objectives through equity participation and annual incentive compensation. The value of each is driven by our performance over the long and short term, respectively. All of our NEOs maintain a significant equity stake in the Company, either through stock options and/or investments in our common stock.

Moreover, to achieve our objectives, we deliver executive compensation through a combination of the following components:

•	Base salary – Provides a fixed level of compensation to our NEOs and recognizes the NEO’s leadership role;
•	Annual cash incentive opportunity – Ties pay to relevant company performance for the fiscal year;
•	Long-term equity compensation – Aligns compensation with the creation of equity value and achievement of business goals;
•	Broad-based employee benefits – Intended to attract and retain employees while providing them with retirement and health and welfare security; and
•	Severance and other benefits payable upon certain terminations of employment or a change in control – Encourages the continued attention and dedication of our NEOs and provides reasonable individual security to enable our NEOs to focus on our best interests, particularly when considering strategic alternatives.

Compensation Determination Process

Prior to this offering, our Compensation Committee historically made all executive compensation decisions, including determinations as to the compensation of our NEOs. From the date of this offering, the Compensation Committee will be responsible for determining the compensation of our Chief Executive Officer (“CEO”) and other executive officers and approving or recommending such compensation to the Board of Directors. From the date of this offering, we expect that our management will work closely with the Compensation Committee in managing our executive compensation program. Because of his daily involvement with the executive team, we expect that our CEO will make recommendations to the Compensation Committee regarding compensation for the executive officers other than himself. No member of management will participate in discussions with the Compensation Committee regarding his or her own compensation.

The Compensation Committee did not benchmark any of its compensation determinations against a peer group prior to this offering. In connection with this offering, we intend to review, and have engaged, Pearl Meyer & Partners, LLC, a compensation consulting firm, to assist us in evaluating the elements and levels of our executive compensation, including base salaries, annual cash incentive awards and equity-based incentives for our executive officers.

Employment Agreements

We do not typically enter into employment agreements with our NEOs; however, we entered into an employment agreement and offer letter with Mr. Miñarro Viseras and offer letters setting forth initial compensation and benefits, as well as severance terms, with each of our NEOs other than Mr. Miñarro Viseras. In addition, in 2016 we entered into separation agreements with Messrs. Likosar and Rahimian in connection with their separations from the Company. Full descriptions of the material terms of the employment agreement and offer letter we entered into with Mr. Miñarro Viseras and the offer letters we entered into with Messrs. Reynal, Herndon, Schiesl and Bennett are presented below in “―Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards in 2016.” Full descriptions of the separation agreements we entered into with Messrs. Likosar and Rahimian are presented below in “―Potential Payments to Named Executive Officers upon Termination of Employment or Change in Control.”

Executive Compensation Program Elements

Base Salaries

Base salary compensates our executives for performing the requirements of their positions and provides them with a level of cash income predictability and stability with respect to a portion of their total compensation. The Compensation Committee believes that base salaries for executives should reflect competitive levels of pay and factors unique to each executive such as experience and breadth of responsibilities, performance, individual skill set, time in the role and pay relative to peers within the Company. Initial base salaries for our NEOs are agreed with the NEO at the time of hiring. Base salaries may be adjusted at times to deal with competitive pressures or changes in job responsibilities. The following table reflects the base salaries of our NEOs (other than Messrs. Likosar and Rahimian, who were no longer employed by the Company) as of December 31, 2016.

Base Salary as of December 31, 2016
Vicente Reynal, Chief Executive Officer(1)	$750,000
Philip T. Herndon, Vice President and Chief Financial Officer(2)	$400,000
Patrick W. Bennett, President, Medical Segment(3)	$304,288
Andrew Schiesl, Vice President, General Counsel, Chief Compliance Officer and Secretary	$450,000
Enrique Miñarro Viseras, Vice President and General Manager, Industrials Segment EMEA(3)	$304,288
(1)	Mr. Reynal’s base salary was increased from $500,000 to $750,000 effective January 1, 2016 in connection with his promotion to Chief Executive Officer of the Company.
(2)	Mr. Herndon’s base salary was increased from $350,000 to $400,000 effective October 31, 2016 in connection with his promotion to Chief Financial Officer of the Company.
(3)	Messrs. Bennett and Miñarro Viseras are based in Europe and are compensated in Euros. We converted their 2016 base salaries (which, in each case, was 275,000 Euros) to U.S. dollars at an exchange rate of 1.1065, which was the average monthly translation rate for 2016.

Cash Bonus Opportunities

Annual Cash Bonus Opportunity

In order to provide additional incentive for our NEOs to achieve short-term performance goals and tie a portion of their cash compensation to actual performance, each NEO is eligible for an annual cash bonus award under our management incentive plan (“MIP”) based on the achievement of our strategic growth objectives.

A target annual bonus, expressed as a percentage of an NEO’s base salary in effect at year end, is established within certain NEOs’ offer letters and may be adjusted from time to time by the Compensation Committee in connection with an NEO’s promotion or performance. The target annual bonus for 2016 for Messrs. Reynal and Herndon was 100% of their respective base salaries, for Mr. Schiesl was 75% of his base salary, for Mr. Bennett was 65% of his base salary and for Mr. Miñarro Viseras was 45% of his base salary. The 2016 bonus opportunities for Messrs. Herndon and Miñarro Viseras were pro-rated for the respective portions of the year they were employed by us. The target annual bonus for 2016 for Messrs. Likosar and Rahimian was 100% of their respective base salaries; however, in connection with their separations from the Company, they were not eligible to receive any payment in respect of the 2016 MIP.

We generally believe that tying our corporate level NEOs’ bonuses to company-wide performance goals encourages those NEOs to focus on company-wide priorities, and that tying the bonuses of our NEOs at the business segment and business unit level to business segment goals and business unit goals, respectively, rewards these NEOs for achievements with respect to their business segments and units. In 2016, the Compensation Committee decided to base MIP awards for Messrs. Reynal and Herndon on the performance of our Industrials segment rather than company-wide performance for a number of reasons, including that Mr. Reynal began his tenure with the Company in 2015 as the Chief Executive Officer of the Industrials segment and Mr. Herndon began 2016 as the Chief Financial Officer of the Industrials segment and the Compensation Committee wanted both of them to continue to focus on the objectives of the Industrials segment since it typically accounts for more than 50% of our total revenue. A detailed description of the 2016 MIP metrics and the calculation of the actual amounts paid to each of our NEOs are provided below.

We chose to use Adjusted EBITDA, as that term is defined elsewhere in this prospectus, and Core Operating Cash Flow, defined as the sum of (i) Adjusted EBITDA and (ii) the change in accounts receivable, accounts payable, inventory and advance payments, as measures of financial performance under the 2016 MIP, because we believe that they provide reliable indicators of our strategic growth and the strength of our cash flow and overall financial results.

Actual amounts paid to Messrs. Reynal and Herndon under the 2016 MIP were calculated by multiplying their target annual bonus for 2016 by the sum of (1) 80% multiplied by the payout percentage associated with our achievement against the Industrials Segment Adjusted EBITDA target and (2) 20% multiplied by the payout percentage associated with our achievement against the Industrials segment Core Operating Cash Flow target; provided that no amounts would be paid if threshold Industrials Segment Adjusted EBITDA performance was not met. We believe the Industrials Segment Adjusted EBITDA and Core Operating Cash Flow targets set in 2016 provided reasonably achievable, but challenging goals for our NEOs and other MIP participants in the Industrials segment.

Actual amounts paid to Mr. Bennett, our Medical segment leader, under the 2016 MIP were calculated by multiplying Mr. Bennett’s target annual bonus for 2016 by the sum of (1) 80% multiplied by the payout percentage associated with our achievement against the Medical Segment Adjusted EBITDA target and (2) 20% multiplied by the payout percentage associated with our achievement against the Medical segment Core Operating Cash Flow target; provided that no amounts would be paid if threshold Medical Segment Adjusted EBITDA performance was not met. We believe the Medical Segment Adjusted EBITDA and Core Operating Cash Flow targets set in 2016 provided reasonably achievable, but challenging goals Mr. Bennett and other MIP participants in the Medical segment.

For our NEO at the corporate level, Mr. Schiesl, the MIP award is tied to the weighted average of the financial results of the following business units measured by Adjusted EBITDA and Core Operating Cash Flow: Energy P&IP, Energy Nash, Energy Garo, Energy Emco, Industrials Americas, Industrials EMEA, Industrials North Asia, Industrials South Asia, Industrial’s Global Specialty Solutions, and Medical (the “MIP Business Units”). The weighted average of the business unit results is equal to the sum of the achievement factors for each MIP Business Unit where the achievement factor for each MIP Business Unit is calculated by multiplying the payout percentage associated with our achievement against the business unit target by a percentage determined by dividing management’s fiscal 2016 Adjusted EBITDA budget for the business unit by the sum of management’s fiscal 2016 Adjusted EBITDA budgets for all the MIP Business Units. We believe the Adjusted EBITDA and Core Operating Cash Flow targets set for these business units in 2016 provided reasonably achievable, but challenging goals for Mr. Schiesl and other MIP participants at the corporate level.

Actual amounts paid to Mr. Schiesl under the 2016 MIP were calculated by multiplying his target annual bonus for 2016 by the sum of (1) 80% multiplied by the weighted average of the payout percentages associated with our achievement against the Adjusted EBITDA targets for the MIP Business Units and (2) 20% multiplied by the weighted average of the payout percentages associated with our achievement against the Core Operating Cash Flow targets for the MIP Business Units; provided that no amounts would have been paid if the threshold Adjusted EBITDA performance was not met at least one of the MIP Business Units.

For our NEO at the business unit level, Mr. Miñarro Viseras, the MIP award is tied to the financial results of his business segment and his business unit measured by Adjusted EBITDA and Core Operating Cash Flow. The actual amount paid to Mr. Miñarro Viseras under the 2016 MIP was calculated by multiplying his target annual bonus for 2016 by the sum of (x) 80% multiplied by the sum of (1) 50% multiplied by the payout percentage associated with our achievement against the Industrials Segment Adjusted EBITDA target and (2) 50% multiplied by the payout percentage associated with our achievement against the Industrials EMEA Adjusted EBITDA target and (y) 20% multiplied by the sum of (1) 50% multiplied by the payout percentage associated with our achievement against the Industrials segment Core Operating Cash Flow target and (2) 50% multiplied by the payout percentage associated with our achievement against the Industrials EMEA Core Operating Cash Flow target. We believe the Industrials EMEA Adjusted EBITDA and Core Operating Cash Flow targets set in 2016 provided reasonably achievable, but challenging goals for Mr. Miñarro Viseras and other MIP participants at our Industrials EMEA business unit.

The Adjusted EBITDA and Core Operating Cash Flow payout percentages for each of our segments and business units were determined by calculating actual achievement against the Adjusted EBITDA performance targets or Core Operating Cash Flow performance targets based on the pre-established scale set forth in the table below.

Achievement of Performance Target	Payout Percentage
Less than 95%	0%
95%	75%
100%	100%
110%	200%

No cash incentive award would have been paid to our NEOs unless actual performance for fiscal 2016 was at or above 95% of the applicable Adjusted EBITDA target (or, in the case of Mr. Schiesl, at or above 95% of the applicable Adjusted EBITDA target for at least one of the MIP Business Units, and in the case of Mr. Miñarro Viseras, at or above the applicable Adjusted EBITDA target for our Industrials segment). For performance percentages between the levels set forth above, the resulting payout percentage would be adjusted on a linear basis. In addition to setting Adjusted EBITDA and Core Operating Cash Flow targets for our business units, we set an annual corporate expense budget each year and any difference between actual and budgeted corporate expense is allocated to the Adjusted EBITDA at our business units at the discretion of the Compensation Committee. While there are no individual goals for purposes of MIP award payments, the Compensation Committee, on the recommendation of Mr. Reynal, may adjust an incentive payment upward or downward for performance-related reasons. In addition, the Compensation Committee has discretion to adjust MIP award payments for unanticipated events and Adjusted EBITDA results will be adjusted to the extent that actual foreign exchange rates by country differ by more than 5% of budgeted foreign exchange rates.

In 2016, as part of the overall negotiations with Mr. Miñarro Viseras regarding his initial employment with the Company, the Compensation Committee adjusted the MIP payment made to Mr. Miñarro Viseras so that he received the amount he would have received had he been employed by the Company for the entire year. In addition, in accordance with the terms of the 2016 MIP, we made foreign exchange-related adjustments to the Adjusted EBITDA results at our Industrials and Medical segments, adjusting the Adjusted EBITDA results for our Industrials segment upward by $1.3 million and adjusting the Adjusted EBITDA results for our Medical segment downward by $0.2 million.

The following table sets forth our actual payout percentage achieved with respect to each performance metric applicable to our NEOs and illustrates the calculation of the annual cash incentive awards payable to our NEOs under the 2016 MIP in light of these performance results.

				Adjusted EBITDA Payout Percentage (80% of Total)				Core Operating Cash Flow Payout Percentage (20% of Total)
Name(1)	2016 Base Salary	Target Bonus %	Target Bonus Amount	Industrials	Industrials EMEA	Medical	Wtd. Average of Business Units(2)	Industrials	Industrials EMEA	Medical	Wtd. Average of Business Units(2)	Weighted Payout Percentage	Actual Bonus Paid
Vicente Reynal	$750,000	100%	$750,000	111%	—	—	—	145%	—	—	—	117%	$877,500
Philip T. Herndon(3)	$400,000	100%	$381,421	111%	—	—	—	145%	—	—	—	117%	$446,262
Patrick W. Bennett(4)	$304,288	65%	$197,782	—	—	90%	—	—	—	0%	—	72%	$142,407
Andrew Schiesl	$450,000	75%	$337,500	—	—	—	110%	—	—	—	106%	109%	$367,875
Enrique Miñarro Viseras(4)(5)	$304,288	45%	$88,293	111%	152%	—	—	145%	87%	—	—	128%	$175,269
(1)	In connection with their respective separations from the Company, Messrs. Likosar and Rahimian were not eligible for payments under the 2016 MIP.
(2)	Represents the weighted average of the payout percentages associated with our achievement against the Adjusted EBITDA targets or Core Operating Cash Flow targets, as applicable, for the MIP Business Units.
(3)	Mr. Herndon’s 2016 MIP opportunity was pro-rated for the portion of the year he was employed by us.
(4)	Messrs. Bennett and Miñarro Viseras are based in Europe and compensated in Euros. We converted their MIP award amount to U.S. dollars at an exchange rate of 1.1065, which is the average monthly translation rate for 2016.
(5)	Mr. Miñarro Viseras’s 2016 MIP opportunity was based on 80% on the average of the Industrials Segment Adjusted EBITDA and Industrials EMEA business unit Adjusted EBITDA and 20% on the average of the Industrials segment Core Operating Cash Flow and Industrials EMEA business unit Core Operating Cash Flow. His bonus target was pro-rated for the portion of the year he was employed by us, however the Compensation Committee, in its discretion, adjusted Mr. Miñarro Viseras’s 2016 MIP payment so that he received the payment he would have received had he been employed by us for the full year. Such extra amount ($62,254) is set forth in the “Bonus” column of the Summary Compensation Table.

Sign-on Bonuses

From time to time, we may award sign-on bonuses in connection with the commencement of an NEO’s employment with us. Sign-on bonuses are used only when necessary to attract highly skilled officers to the Company. Generally they are used to provide an incentive to candidates to leave their current employers or may be used to offset the loss of unvested compensation that they may forfeit as a result of leaving their current employers. Sign-on bonuses are typically subject to a clawback obligation if the officer voluntarily terminates his or her employment with us prior to the first anniversary of the employment commencement date.

In 2016, we awarded a sign-on bonus in the amount of $470,263 (which amount was paid to Mr. Miñarro Viseras in Euros and converted to U.S. dollars at an exchange rate of 1.1065, which is the average monthly translation rate for 2016) to Mr. Miñarro Viseras. Mr. Miñarro Viseras’s sign-on bonus was payable on or about two months following his date of hire, which was May 10, 2016, and is subject to clawback if Mr. Miñarro Viseras’s employment with us terminates for any reason, other than a termination by us without cause, prior to May 10, 2017.

Long-Term Equity Incentive Awards

Prior to this offering, we granted long-term equity-based awards to our executives that were designed to align executives’ and shareholders’ interests and to promote performance through a broad ownership mindset by providing our executives with the opportunity to acquire equity interests as an incentive for remaining in our service and aligning the interests of our executives with those of our ultimate equity holders. The awards we granted to our NEOs under our long-term incentive program (our “Long-Term Incentive Program”) were in the form of stock options, with 50% of each award vesting based on time-based vesting conditions (“Time Options”) and 50% of each award vesting based on performance-based vesting conditions (“Performance Options”). The stock options generally vest, if at all, ratably over a three- to five-year period, subject to continued employment through the applicable vesting date and, in the case of the Performance Options, achievement of the applicable performance criteria. See “Narrative Disclosure to Summary Compensation Table

and Grants of Plan-Based Awards in 2016―Terms of Equity Awards―Long-Term Incentive Plan Grants.” The Compensation Committee determined that granting our NEOs stock options would meet our goals of fostering a culture of performance and commitment to our Company. Stock options serve as components of performance-based compensation because they only provide value to our NEOs if the value of our stock appreciates. All equity-based awards under our Long-Term Incentive Program were granted under the 2013 Stock Incentive Plan.

In addition to granting them long-term equity-based awards, we have given our executive officers the opportunity to, and in some cases, in connection with the commencement of their employment with us, have required them to, make meaningful investments in our common stock, subject to satisfaction of applicable securities law requirements, and each NEO has done so. See “Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards in 2016―Summary of NEO Offer Letters and Employment Agreements.” We repurchased the shares of our common stock purchased by Messrs. Likosar and Rahimian in connection with their separations from the Company. See “Potential Payments to Named Executive Officers upon Termination of Employment or Change in Control―Separation Agreement with Mr. Likosar” and “―Separation Agreement with Mr. Rahimian.”

Fiscal 2016 Grants

In May 2016, Messrs. Reynal, Herndon, Bennett and Miñarro Viseras each received a grant of stock options. Mr. Reynal’s stock option grant was made in connection with his promotion to Chief Executive Officer of the Company, Mr. Herndon’s grant was made in connection with the commencement of his employment with the Company, Mr. Bennett’s grant was made in connection with his overall job performance and Mr. Miñarro Viseras’s grant was made in connection with the commencement of his employment. In December 2016, Mr. Herndon received an additional grant of stock options in connection with his promotion to Chief Financial Officer of the Company. The Compensation Committee did not use any specific formula in determining the sizes of the stock option grants to our NEOs or assign any particular relative weightings to the various factors it considered (which included their existing equity holdings, the vesting dates/terms of such existing holdings, if any, and our recent experience in hiring executives, as well as a desire to provide awards to our executive officers that would be reasonable and equitable in light of their respective roles and responsibilities within the Company) but awarded these long-term equity incentives in amounts that it believed were fair and reasonable in light of the circumstances and would ensure that our NEOs have a continuing stake in our long-term success.

Of the options granted to Messrs. Reynal, Herndon, Bennett and Miñarro Viseras in 2016, 50% of each award consists of Time Options and 50% consists of Performance Options. For a description of the vesting and other terms applicable to the Time Options and Performance Options granted to Messrs. Reynal, Herndon, Bennett and Miñarro Viseras in 2016, see “Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards in 2016―Terms of Equity Awards―Long-Term Incentive Plan Grants.”

Modification of Prior Year Grants

In February 2016, after considering the macroeconomic challenges facing the Company, including a significant decline in the price of oil, the adverse impact of foreign currency translation rates and weakness in certain other markets, and in order to ensure that the Long-Term Incentive Plan reflected current macroeconomic conditions, the Compensation Committee determined to modify the performance-based vesting conditions for the vesting years remaining under the Performance Options granted to our NEOs and other officers and employees in 2013, 2014 and 2015. Accordingly, the performance-based vesting conditions were modified to reflect the performance-based vesting conditions of the Performance Options we granted in 2016. The incremental fair value in connection with the modification of these awards is reflected in the “Option Awards” column of the Summary Compensation Table and the “Grant Date Fair Value of Stock and Option Awards” column of the Grants of Plan Based Awards in 2016 Table and the vesting terms applicable to these awards is described in “Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards in 2016―Terms of Equity Awards―Long-Term Incentive Plan Grants.”

In addition, in connection with his separation from the Company, subject to and as inducement for his providing reasonable business and transition assistance to the Company, we agreed to provide Mr. Rahimian continued vesting of his unvested options, which would have expired upon his termination, in accordance with their terms, through December 31, 2016. See “Potential Payments to Named Executive Officers upon

Termination of Employment or Change in Control—Separation Agreement with Mr. Rahimian” below. The incremental fair value in connection with such modification is reflected in the “Option Awards” column of the Summary Compensation Table and the “Grant Date Fair Value of Stock and Option Awards” column of the Grants of Plan-Based Awards in 2016 table.

Benefits and Perquisites

While our compensation philosophy is to focus on performance-based forms of compensation while providing only minimal executive benefits and perquisites, we provide to all of our employees, including our NEOs, broad-based employee benefits that are intended to attract and retain employees while providing them with retirement and health and welfare security, which include:

•	a 401(k) savings plan; and
•	medical, dental, vision, life and disability insurance coverage, and dependent care and healthcare flexible spending accounts.

401(k) Plan

Our U.S. eligible employees, including our NEOs, participate in the Gardner Denver, Inc. Retirement Savings Plan (the “401(k) plan”), which is a tax-qualified retirement savings plan. For employees hired after January 1, 2014, enrollment in the 401(k) plan is automatic for employees who meet eligibility requirements unless they decline participation. Under the 401(k) plan, we match 100% of the first 6% of a participant’s salary contributions to the 401(k) plan. Participants are 100% vested in employee and matching contributions. The maximum contribution to the 401(k) plan is 100% of an employee's annual eligible compensation, subject to regulatory and plan limitations.

Supplemental Excess Defined Contribution Plan

In addition to the 401(k) plan, U.S. employees receiving a base pay of $150,000 or higher, including the NEOs other than Mr. Bennett and Mr. Miñarro Viseras, are eligible to participate in the Gardner Denver, Inc. Supplemental Excess Defined Contribution Plan (the “Excess Contribution Plan”), which is funded through a Rabbi Trust. This plan provides participants with a similar level of benefits afforded to all other eligible employees who are not subject to the limitations imposed by the IRS on our tax-qualified 401(k) plan.

Eligible employees may contribute to the Excess Contribution Plan when they exceed the annual IRS pre-tax contribution limits and the annual catch-up contribution limit for participants age 50 or over. Under the Excess Contribution Plan, we match 100% of the first 6% of a participant’s salary contributions to the Excess Contribution Plan. Company matching contributions under the Excess Contribution Plan are contributed in the form of cash rather than our common stock. All employee and Company matching contributions are fully vested immediately.

Limited Perquisites

Executive perquisites are not part of our general compensation philosophy, however we provide limited perquisites and personal benefits that are not generally available to all employees when necessary to attract top talent. Per his offer letter, Mr. Reynal was provided with certain expatriate benefits for the period during 2016 when he was stationed outside the United States; these benefits are described below under “Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards in 2016―Summary of NEO Offer Letters and Employment Agreements―Offer Letter with Mr. Reynal.” Per his employment agreement, Mr. Miñarro Viseras was provided with relocation benefits and is entitled to international school assistance and use of a company car. Mr. Bennett is also provided with use of a company car. In addition, from time to time, we provide tax gross-ups on perquisites we provide in order to allow our NEOs to enjoy the full benefit of the perquisite we are providing.

Severance and Change in Control Agreements

The Company believes that reasonable and appropriate severance and change in control benefits are necessary in order to be competitive in the Company’s executive attraction and retention efforts. As discussed above, the offer letters we enter into with our NEOs provide for certain payments, rights and benefits to the NEOs upon an involuntary termination of employment without Cause (as defined in “Potential Payments to

Named Executive Officers Upon Termination of Employment or Change in Control—Severance Arrangements and Restrictive Covenants” below) from the Company or a termination by the NEO for Good Reason (as defined in “Potential Payments to Named Executive Officers Upon Termination of Employment or Change in Control—Severance Arrangements and Restrictive Covenants” below). As also discussed above, in 2016, in recognition of their services to the Company and as inducement for their release and wavier of claims against the Company, we entered into separation agreements with Messrs. Likosar and Rahimian in connection with their separations from the Company. In addition, our equity award agreements provide for accelerated vesting upon a change in control in certain circumstances, as more fully described above under “―Executive Compensation Program Elements―Long-Term Equity Incentive Awards.”

Section 162(m) of the Internal Revenue Code

Following this offering, we expect to be able to claim the benefit of a special exemption rule that applies to compensation paid (or compensation in respect of equity awards such as stock options or restricted stock granted) during a specified transition period. This transition period may extend until the first annual stockholders meeting that occurs after the end of the third calendar year following the calendar year in which this offering occurs, unless the transition period is terminated earlier under the Section 162(m) of the Internal Revenue Code of 1986, as amended (the “Code”), post-offering transition rules. At such time as we are subject to the deduction limitations of Section 162(m) of the Code, we expect that the Compensation Committee will take the deductibility limitations of Section 162(m) of the Code into account in its compensation decisions; however, the Compensation Committee may, in its judgment, authorize compensation payments that are not exempt under Section 162(m) of the Code when it believes that such payments are appropriate to attract or retain talent.

Summary Compensation Table

The following table provides summary information concerning compensation of our NEOs for services rendered to us during 2016.

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)(2)	Option Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)(4)	All Other Compensation ($)(5)	Total ($)
Vicente Reynal, Chief Executive Officer	2016	750,000	―	4,568,331	877,500	233,614	6,429,445
Philip T. Herndon, Vice President and Chief Financial Officer	2016	347,917	―	3,257,821	446,262	7,897	4,059,972
Jeff Likosar, former Chief Financial Officer	2016	412,500	―	1,676,060	―	600,981	2,689,541
Patrick W. Bennett, President, Medical Segment(6)	2016	304,288	―	1,043,087	142,407	23,600	1,513,382
Andrew Schiesl, Vice President, General Counsel, Chief Compliance Officer and Secretary	2016	450,000	―	610,717	367,875	49,565	1,478,082
Enrique Miñarro Viseras, Vice President and General Manager, Industrials Segment EMEA(6)	2016	195,943	532,517	691,114	113,015	155,548	1,684,817
Saeid Rahimian, former Chief Executive Officer, Energy Segment	2016	416,667	―	2,397,128	―	166,214	2,980,009
(1)	In connection with his promotion to Chief Financial Officer of the Company, Mr. Herndon’s base salary was increased from $350,000 to $400,000 and his base salary earned in 2016 also reflects the commencement of his employment with the Company on January 18, 2016. Mr. Miñarro Viseras’s base salary earned in 2016 reflects the commencement of his employment with the Company on May 10, 2016. Mr. Likosar and Mr. Rahimian’s base salaries earned in 2016 reflect their termination of employment with the Company on September 30, 2016 and October 31, 2016, respectively.
(2)	Amount shown for Mr. Miñarro Viseras reflects his sign-on bonus ($470,263) and the additional amount the Compensation Committee, in its discretion, elected to pay to him under our 2016 MIP ($62,254). See “―Executive Compensation Program Elements―Cash Bonus Opportunities―Sign-on Bonuses” and “―Annual Cash Bonus Opportunity.”

(3)	Amounts reflect the grant date fair value of all stock options awarded under the 2013 Stock Incentive Plan in 2016, calculated in accordance with FASB Accounting Standards Codification (“ASC”) Topic 718 (“FASB ASC Topic 718”). For a discussion of the assumptions and methodologies used to calculate the amounts reported, please see the discussion of stock option awards contained in Note 15 “Stock-Based Compensation Plans” to our audited consolidated financial statements included elsewhere in this prospectus. Amounts reported in the table above with respect to the Performance Options are based upon the probable outcome of the performance conditions as of the grant date. The amounts of the option awards in the table above differ from the compensation expense reported in our audited consolidated financial statements. As disclosed in Note 15 “Stock-Based Compensation Plans” to our audited consolidated financial statements included elsewhere in this prospectus, we have certain repurchase rights on stock acquired through the exercise of a stock option that creates an implicit service period and creates a condition in which an option holder may not receive the economic benefits of the option until the repurchase rights are eliminated. The repurchase rights creating the implicit service period are eliminated at the earlier of an initial public offering or change of control event (and will be eliminated upon the consummation of this offering). Because an initial public offering or change of control is not currently probable of occurring, no compensation expense has been recorded for equity awards. The Performance Options have no maximum grant date fair values that differ from the grant date fair values presented in the table.

The amounts reported in this column also include the incremental fair value in connection with the modification in 2016 of awards granted to certain of our NEOs in prior years computed as of the modification date in accordance with FASB ASC Topic 718 as follows: Mr. Reynal: $1,595,099; Mr. Likosar: $1,676,060; Mr. Bennett: $745,761; Mr. Schiesl: $610,717; and Mr. Rahimian: $2,397,128. See “—Executive Compensation Program Elements—Long-Term Equity Incentive Awards” and “Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards in 2016—Terms of Equity Awards—Long-Term Incentive Plan Grants.

(4)	Amounts shown reflect amounts earned under our 2016 MIP.
(5)	Amounts reported under All Other Compensation reflect the following:
(a)	as to Mr. Reynal, a cost of living adjustment, a housing allowance ($35,700), reimbursement for school-sponsored transportation for his dependent children, rent allowance, reimbursement for tax preparation expenses, actual Company expenditures for use, including business use, of a Company car, including expenditures for the car lease and gas, reimbursement of storage expenses, reimbursement of relocation expenses ($41,227), Company-paid life insurance premiums ($2,070), Company 401(k) match ($15,900) and Company Excess Contribution Plan match ($81,750) and a tax gross-up relating to the reimbursement of relocation expenses ($4,819). Mr. Reynal is also entitled to a tax equalization payment with respect to his cash compensation earned during his service in Europe; provided that the annual cost to the Company of such tax equalization payment shall not exceed $275,000. The amount of such tax equalization payment, if any, is not yet determinable. The Company expects to determine such amount, if any, in October 2017.
(b)	as to Mr. Herndon, company-paid life insurance premiums ($822) and Company 401(k) match ($7,075).
(c)	as to Mr. Likosar, company-paid life insurance premiums ($673), Company 401(k) match ($15,900) and Company Excess Contribution Plan match ($8,850). Amounts shown for Mr. Likosar also include amounts paid or accrued during the year ended December 31, 2016 pursuant to the terms of Mr. Likosar’s separation agreement ($570,058). In addition, in September 2016, pursuant to the terms of his separation agreement, Mr. Likosar received a cash payment of $1,414,380 for the cancellation of his vested options, and $320,000 that represents the gain on his shares of our common stock repurchased by the Company in 2016. Additional amounts and benefits to which Mr. Likosar is entitled under his separation agreement, subject to his compliance with specified covenants, are described under “Potential Payments to Named Executive Officers Upon Termination of Employment or Change in Control—Jeff Likosar Separation Agreement.”
(d)	as to Mr. Bennett, actual Company expenditures for use, including business use of a Company car, including expenditures for the car lease and gas and company-paid life insurance premiums ($4,898).
(e)	as to Mr. Schiesl, company-paid life insurance premiums ($897), Company 401(k) match ($15,900, of which $1,713 relates to a contribution to a Roth IRA) and Company Excess Contribution Plan match ($32,768).
(f)	as to Mr. Miñarro Viseras, reimbursement for tax preparation expenses, actual Company expenditures for use, including business use, of a Company car, including expenditures for the car lease and gas, a housing allowance, reimbursement of school fees for Mr. Miñarro Viseras’s children ($51,811), a tax gross-up relating to his housing allowance ($15,998) and a tax gross-up relating to our reimbursement of school fees ($46,827).
(g)	as to Mr. Rahimian, Company 401(k) match ($15,900) and Company Excess Contribution Plan match ($9,100). Amounts shown for Mr. Rahimian also include amounts paid or accrued during the year ended December 31, 2016 pursuant to the terms of Mr. Rahimian’s separation agreement (including $133,333 in severance payments, $2,381 for continued group health coverage, and $5,500 in outplacement services; Mr. Rahimian elected to forego any outplacement services). Additional amounts and benefits to which Mr. Rahimian is entitled under his separation agreement, subject to his compliance with specified covenants, are described under “Potential Payments to Named Executive Officers Upon Termination of Employment or Change in Control—Saeid Rahimian Separation Agreement.”
(6)	Messrs. Bennett and Miñarro Viseras are based in Europe and compensated in Euros. We converted their 2016 cash compensation, their amounts earned under our 2016 MIP, and amounts shown in the “All Other Compensation” column for them to U.S. dollars at an exchange rate of 1.1065, which was the average monthly translation rate for 2016, except that amounts relating to the reimbursement to Mr. Miñarro Viseras for tax preparation were converted from British pounds to U.S. dollars at an exchange rate of 1.4248, which was the average monthly translation rate for 2016, and amounts relating to company-paid life insurance premiums for Mr. Bennett were converted from Canadian dollars to U.S. dollars at an exchange rate of 0.7553, which was the average monthly translation rate for 2016.

Grants of Plan-Based Awards in 2016

		Estimated Possible Payouts under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards(2)			All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)(6)	Grant Date Fair Value of Stock and Option Awards ($)(7)
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
Vicente Reynal		450,000	750,000	1,500,000
	2/2/2016(3)				44,756	537,070	537,070		6.50	1,595,099
	5/10/2016(4)				39,834	478,011	478,011	478,012	6.50	2,973,232
Philip T. Herndon		228,853	381,421	762,842
	5/10/2016(4)				31,867	382,409	382,409	382,410	6.50	2,378,587
	12/9/2016(4)				5,769	115,385	115,385	115,385	7.00	879,234
Jeff Likosar		330,000	550,000	1,100,000
	2/2/2016(3)				44,238	530,393	530,393		5.00	1,676,060
Patrick W. Bennett		118,672	197,787	395,574
	2/2/2016(3)				19,855	238,262	238,262		5.00	745,761
	5/10/2016(4)				3,983	47,801	47,801	47,802	6.50	297,325
Andrew Schiesl		202,500	337,500	675,000
	2/2/2016(3)				16,105	193,265	193,265		5.00	610,717
Enrique Miñarro Viseras
	5/10/2016(4)				22,222	111,111	111,111		6.50	691,114
Saeid Rahimian		300,000	500,000	1,000,000
	2/2/2016(3)				44,890	538,681	538,681		5.00	1,686,070
	10/31/2016(5)				179,560	179,560	179,560	179,560	5.00	711,058
(1)	Reflects the possible payouts of cash incentive compensation under the 2016 MIP. Amounts reported in the “Threshold” column assume that there is no payout under the Core Operating Cash Flow component of the annual cash incentive program and that the NEO only earns the threshold payout for the Adjusted EBITDA component. The actual amounts earned are described in the “Non-Equity Incentive Plan Compensation” column of the “Summary Compensation Table.” Messrs. Bennett and Miñarro Viseras are based in Europe and compensated in Euros. Their Estimated Possible Non-Equity Incentive Plan Payout amounts were converted to U.S. dollars at an exchange rate of 1.1065, which was the average monthly translation rate for 2016. In connection with their respective separations from the Company, Messrs. Likosar and Rahimian were not eligible to receive payments in respect of the 2016 MIP awards.
(2)	Amounts presented in this column do not reflect the -for-one reverse split of our common stock, which will occur prior to the consummation of this offering.
(3)	Reflects Performance Options granted under our Long-Term Incentive Program, the vesting terms of which were modified on February 2, 2016. For more information about the modification and the new vesting terms, see “Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards in 2016—Long-Term Incentive Plan Grants.” The amount in the “Threshold” column assumes that 1/4 of the Performance Options eligible to vest on December 31st of a single year vest and the amounts in the “Target” and “Maximum” columns assume that all the Performance Options vest.
(4)	Reflects awards of Time Options and Performance Options granted under our Long-Term Incentive Program. 50% of each award consists of Time Options and 50% consists of Performance Options. For more information on the Time Options and Performance Options, see “Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards in 2016—Long-Term Incentive Plan Grants.” For Performance Options for our NEOs other than Mr. Miñarro Viseras, the amount in the “Threshold” column assumes that 1/4 of the Performance Options eligible to vest on December 31st of a single year vest and the amounts in the “Target” and “Maximum” columns assume that all the Performance Options vest. For the Performance Options for Mr. Miñarro Viseras, the amount in the “Threshold” column assumes that all the Performance Options eligible to vest on December 31st of a single year vest and the amounts in the “Target” and “Maximum” columns assume that all the Performance Options vest.
(5)	In connection with his separation, the terms of Mr. Rahimian’s option award were modified so that the unvested portion of his options remained outstanding following his termination and eligible to vest in accordance with their terms through December 31, 2016. Amounts shown reflect the portion of Mr. Rahimian’s outstanding option award that was eligible to vest through December 31, 2016. See “Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards in 2016—Long-Term Incentive Plan Grants.”
(6)	The exercise price of the stock options was determined at the time of the grant by the Board of Directors based on the most recent independent valuation of the Company pursuant to its authority under the 2013 Stock Incentive Plan.
(7)	Represents the grant date fair value or the incremental fair value, as applicable, of the awards computed in accordance with FASB ASC Topic 718 based upon the probable outcome of the performance conditions as of the grant date, using the assumptions discussed in Note 15 “Stock-Based Compensation Plans” to our audited consolidated financial statements included elsewhere in this prospectus. The amounts shown in the table above differ from the compensation expense reported in our audited consolidated financial statements. As disclosed in Note 15 “Stock-Based Compensation Plans” to our audited consolidated financial statements included elsewhere in this prospectus, we have certain repurchase rights on stock acquired through the exercise of a stock option that creates an implicit service period and creates a condition in which an option holder may not receive the economic benefits of the option until the repurchase rights are eliminated. The repurchase rights creating the implicit service period are eliminated at the earlier of an initial public offering or change of control event (and will be eliminated upon the consummation of this offering). Because an initial public offering or change of control is not currently probable of occurring, no compensation expense has been recorded for equity awards.

Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards in 2016

The information presented in this section does not reflect the       -for-one reverse split of our common stock, which will occur prior to the consummation of this offering.

Summary of NEO Offer Letters and Employment Agreements

In general, the Company does not enter into employment agreements with employees, including our executive officers, however we do enter into offer letters with many of our executive officers. In addition, we did enter into an employment agreement with Mr. Miñarro Viseras as well as an offer letter. Descriptions of the offer letters we entered into with Messrs. Reynal, Herndon, Bennett and Schiesl and the employment agreement and offer letter we entered into with Mr. Miñarro Viseras are provided below. All current NEOs serve at the will of our Board of Directors.

Offer Letter with Mr. Reynal

The Company entered into an offer letter with Mr. Reynal, dated April 17, 2015, which was modified by a letter, dated November 19, 2015, we entered into with Mr. Reynal in connection with his promotion to Chief Executive Officer of the Company (the offer letter, dated April 17, 2015, as so modified, the “Reynal Offer Letter”). The Reynal Offer Letter provides that, as of January 1, 2016, Mr. Reynal is entitled to receive a base salary of $750,000 and that Mr. Reynal is entitled to participate in our annual MIP with a target award opportunity of 100% of his annual base salary. The Reynal Offer Letter further provides that, in 2016, Mr. Reynal’s MIP award will be based on the achievement of performance goals comparable to those that typically would be assigned to the Chief Executive Officer of the Industrials segment; however, following Mr. Reynal’s transition to devoting more of his business time and attention to the performance of duties as the Chief Executive Officer of the Company, his annual MIP award will transition to being based on the achievement of Company performance goals.

Mr. Reynal was eligible to receive two option grants under our Long-Term Incentive Program: one grant of 1,432,188 options upon commencement of his employment as the Chief Executive Officer of our Industrials segment, which he received in May 2015; and one grant of 956,023 options in connection with his promotion to Chief Executive Officer of the Company, which he received in May 2016. In addition, pursuant to the terms of the Reynal Offer Letter, Mr. Reynal was expected to invest a minimum of $2,000,000, and was given the opportunity to invest significantly more, into our common stock, subject to satisfaction of applicable securities law requirements.

During the time Mr. Reynal was based in Munich, Germany (the “Expat Period”), the Reynal Offer Letter provides that he was entitled to certain expatriate benefits, including an annual cost of living adjustment of $26,000, a monthly housing allowance of $5,533, payment or reimbursement of tuition to an international school for his dependent children, payment or reimbursement of school-sponsored transportation for his dependent children, reimbursement of expenses related to tax preparation performed by a tax preparation firm, use of a company car, reimbursement for expenses in connection with storage of household goods in the United States and reimbursement for business class travel to the United States or a comparable location for Mr. Reynal and his immediate family once per year. Mr. Reynal was also entitled to tax equalization on his cash compensation and expatriate benefits during the Expat Period; provided that the annual cost to the Company of such tax equalization shall not exceed $275,000.

Mr. Reynal is also eligible to participate in the Company’s 401(k), Excess Contribution, medical, dental, life insurance and disability plans, along with a comprehensive wellness program.

The Reynal Offer Letter also contains severance arrangements, which are discussed below under “Potential Payments to Named Executive Officers upon Termination of Employment or Change in Control.”

Offer Letter with Mr. Herndon

The Company entered into an offer letter with Mr. Herndon, dated November 18, 2015, which was modified by an offer letter, dated September 2, 2016, we entered into with Mr. Herndon in connection with his promotion to Chief Financial Officer of the Company (the offer letter, dated November 18, 2015, as so modified, the “Herndon Offer Letter”). The Herndon Offer Letter provides that Mr. Herndon is entitled to receive a base salary of $400,000 and is eligible to participate in the annual MIP with a target award opportunity of 100% of his base salary.

Mr. Herndon was eligible to receive a grant of 764,819 options under our Long-Term Incentive Program, which he received in May 2016. In addition, pursuant to the terms of the Herndon Offer Letter, Mr. Herndon was expected to invest a minimum of $1,000,000, and was given the opportunity to invest significantly more, into our common stock, subject to satisfaction of applicable securities law requirements, no later than two months following the date his employment with us commenced.

Mr. Herndon is also eligible to participate in the Company’s 401(k), Excess Contribution, medical, dental, life insurance and disability plans, along with a comprehensive wellness program.

The Herndon Offer Letter also contains severance arrangements, which are discussed below under “Potential Payments to Named Executive Officers upon Termination of Employment or Change in Control.”

Offer Letter with Mr. Bennett

The Company entered into an offer letter with Mr. Bennett, dated June 9, 2013 (the “Bennett Offer Letter”). The Bennett Offer Letter provides that Mr. Bennett is entitled to receive a base salary of $304,288 (converted from Euros to U.S. dollars at an exchange rate of 1.1065, which is the average monthly translation rate for 2016), subject to increase at the discretion of our Chief Executive Officer, and is eligible to participate in the annual MIP with a target award opportunity of 65% of his base salary.

Mr. Bennett was eligible to receive a grant of 794,208 options under our Long-Term Incentive Program, which he received in December 2013. In addition, pursuant to the terms of the Bennett Offer Letter, Mr. Bennett was expected to invest an amount meaningful to him into our common stock, subject to satisfaction of applicable securities law requirements.

Under the Bennett Offer Letter, Mr. Bennett is also provided with coverage under all retirement and welfare benefit and perquisite programs that the Company makes available to its senior management from time to time, as well as an annual car allowance.

The Offer Letter provides that Mr. Bennett must give the Company at least 60 days advance written notice of any voluntary termination of his employment, and provides for arbitration of disputes arising out of or relating to the Offer Letter or breach thereof.

The Bennett Offer Letter also contains severance and change in control arrangements, which are discussed below under “Potential Payments to Named Executive Officers upon Termination of Employment or Change in Control.”

Offer Letter with Mr. Schiesl

The Company entered into an offer letter with Mr. Schiesl, dated November 25, 2013 (the “Schiesl Offer Letter”). The Schiesl Offer Letter provides that Mr. Schiesl is entitled to receive a base salary of $450,000 and is eligible to participate in the annual MIP with a target award opportunity of 75% of his base salary.

Mr. Schiesl was eligible to receive (i) a grant of 644,216 options under our Long-Term Incentive Program, which he received in March 2014, and (ii) a grant of 60,000 options (the “Investment Options”) which he received in lieu of a sign-on bonus in March 2014 and which vested on June 16, 2014.

Mr. Schiesl is also eligible to participate in the Company’s 401(k), Excess Contribution, medical, dental, life insurance and disability plans, along with a comprehensive wellness program.

The Schiesl Offer Letter also contains severance arrangements, which are discussed below under “Potential Payments to Named Executive Officers upon Termination of Employment or Change in Control.”

Employment Agreement and Offer Letter with Mr. Miñarro Viseras

The Company entered into an employment agreement with Mr. Miñarro Viseras, dated April 29, 2016 and commencing on May 10, 2016 (the “Miñarro Viseras Employment Agreement”). The Miñarro Viseras Employment Agreement provides that Mr. Miñarro Viseras is entitled to receive a base salary of $304,288 (converted from Euros to U.S. dollars at an exchange rate of 1.1065, which is the average monthly translation rate for 2016), is eligible to participate in the annual MIP with an award opportunity of up to 45% of his base salary and is eligible to participate in our Management Equity Program.

Under the Miñarro Viseras Employment Agreement, Mr. Miñarro Viseras received a lump sum cash signing bonus of $470,263 (which amount was paid to Mr. Miñarro Viseras in Euros and has been converted to U.S. dollars at an exchange rate of 1.1065, which is the average monthly translation rate for 2016) in August 2016. Such bonus is subject to a repayment obligation upon certain terminations of Mr. Miñarro Viseras’s employment.

Under the Miñarro Viseras Employment Agreement, Mr. Miñarro Viseras is eligible for relocation benefits, use of a company car, and international school assistance for his children in the amount of $50,899 (converted from Euros to U.S. dollars at an exchange rate of 1.1065, which is the average monthly translation rate for 2016) for the first year of his employment and for $38,728 (converted from Euros to U.S. dollars at an exchange rate of 1.1065, which is the average monthly translation rate for 2016) for each year thereafter. Such relocation benefits are subject to a repayment obligation if Mr. Miñarro Viseras is terminated within 24 months by the Company for cause or by Mr. Miñarro Viseras without good reason.

Under the Miñarro Viseras Employment Agreement, Mr. Miñarro Viseras is also covered under the standard group accident insurance of the Company.

The Miñarro Viseras Employment Agreement provides for a mutual three-month advance notice period for a termination of employment not for cause or without good reason, during which Mr. Miñarro Viseras may be released from his work duties but will still be entitled to remuneration.

Under the terms of the Miñarro Viseras Employment Agreement, Mr. Miñarro Viseras is subject to certain restrictive covenants, including a perpetual confidentiality covenant, violation of which will constitute “cause” under such agreement, and a noncompetition covenant for the duration of the employment relationship. Mr. Miñarro Viseras may be required to pay certain contractual penalties for each breach of either restrictive covenant.

We also entered into an offer letter with Mr. Miñarro Viseras, dated March 16, 2016 (the “Miñarro Viseras Offer Letter”). The terms of the Miñarro Viseras Offer Letter are generally identical to those of the Miñarro Viseras Employment Agreement except that it does not contain any restrictive covenants, nor does it provide for a mutual three-month advance notice period for a termination of employment not for cause or without good reason. In addition, the Miñarro Viseras Offer Letter provided that Mr. Miñarro Viseras was eligible to receive a grant of 222,223 stock options under our Long-Term Incentive Plan, which he received in May 2016. The Miñarro Viseras Offer Letter also provided that Mr. Miñarro Viseras was expected to invest a minimum of $60,000, and he was given the opportunity to invest significantly more, into our common stock, subject to satisfaction of applicable securities law requirements.

Terms of Equity Awards

Long-Term Incentive Plan Grants

Time Option Vesting Schedule. 2016 Awards. The Time Options granted in May 2016 to Messrs. Reynal, Herndon and Bennett vest and become exercisable over time with respect to 33.3% of such Time Options on December 31st of each of 2016, 2017 and 2018, subject to continued employment through the applicable vesting date. The Time Options granted in May 2016 to Mr. Miñarro Viseras and December 2016 to Mr. Herndon vest and become exercisable over time with respect to 20% or such Time Options on December 31st of each of 2016, 2017, 2018, 2019 and 2020, subject to continued employment through the applicable vesting date.

Awards Granted in Prior Years. We granted Time Options to Messrs. Bennett and Rahimian in 2013, to Mr. Schiesl in 2014, and to Mr. Reynal in 2015. The Time Options granted to Messrs. Bennett and Rahimian in 2013 and to Mr. Schiesl in 2014 vest and become exercisable over time with respect to 20% of such Time Options on December 31st of each of 2014, 2015, 2016, 2017 and 2018, subject to continued employment through the applicable vesting date. The Time Options granted to Mr. Reynal in 2015 vest and become exercisable over time with respect to 33.3% of such Time Options on December 31st of each of 2016, 2017 and 2018, subject to continued employment through the applicable vesting date.

Performance Option Vesting Schedule. 2016 Awards. The Performance Options granted in May 2016 to Messrs. Reynal, Herndon and Bennett are eligible to vest and become exercisable with respect to up to 33.3% of such Performance Options on December 31st of each of 2016, 2017 and 2018 and the Performance Options granted in May 2016 and December 2016 to Mr. Miñarro Viseras and Mr. Herndon, respectively, are eligible to vest and become exercisable with respect to up to 20% of such Performance Options on December 31st of each of 2016, 2017, 2018, 2019 and 2020, subject to continued employment through the applicable vesting date, if and only to the extent that the Company achieves the annual EBITDA performance targets set by the Compensation Committee, where “EBITDA” refers to earnings before interest, taxes, depreciation and amortization plus transaction, management and/or similar fees paid to our Sponsor and/or its affiliates; provided that such performance targets may be fairly and appropriately adjusted by the Company’s Board of Directors, after consultation with the Company’s Chief Executive Officer, in connection with acquisitions and divestitures of the Company. The fiscal 2016 EBITDA performance target for purposes of determining vesting of Performance Options was $400 million and our actual EBITDA performance for fiscal 2016 was $400.6 million. Therefore, 33.3% of the Performance Options granted in May 2016 to Messrs. Reynal, Herndon and Bennett and 20% of the Performance Options granted in May 2016 and December 2016 to Mr. Miñarro Viseras and Mr. Herndon, respectively, vested on December 31, 2016.

If the Company does not achieve the EBITDA performance target in 2017 or 2018, but the Company’s EBITDA in respect of fiscal year 2017 or fiscal year 2018 equals or exceeds the EBITDA performance threshold set by the Compensation Committee for fiscal year 2017 or fiscal year 2018, as applicable, then one-quarter (1/4) of the Performance Options granted to our NEOs other than Mr. Miñarro Viseras eligible to vest on December 31st of such year shall vest on December 31st of such year and with respect to the remaining three-quarters (3/4) of the Performance Options eligible to vest on December 31st of such year, one-half (1/2) of such Performance Options shall vest on December 31, 2019 if the Company’s EBITDA in respect of fiscal year 2019 equals or exceeds the EBITDA target set by the Compensation Committee for fiscal year 2019 and one-half (1/2) of such Performance Options shall vest on December 31, 2020 if the Company’s EBITDA in respect of fiscal year 2020 equals or exceeds the EBITDA target set by the Compensation Committee for fiscal year 2020.

At the end of the yearly measurement period with respect to any award of Performance Options, any then outstanding Performance Options that were not vested and exercisable in any previous year in accordance with their terms shall become vested and exercisable to the extent that the cumulative performance objectives have been satisfied in respect of the applicable performance period.

Awards Granted in Prior Years. We granted Performance Options to Messrs. Bennett and Rahimian in 2013, to Messrs. Schiesl and Likosar in 2014, and to Mr. Reynal in 2015. The Performance Options granted to Messrs. Bennett and Rahimian in 2013 and to Messrs. Schiesl and Likosar in 2014 were eligible to vest and become exercisable with respect to up to 20% of such Performance Options on December 31st of each of 2014, 2015, 2016, 2017 and 2018, subject to continued employment through the applicable vesting date, if and only to the extent that the Company achieves the annual EBITDA performance targets set by the Compensation Committee. The Performance Options granted to Mr. Reynal in 2015 were eligible to vest and become exercisable with respect to up to 33.3% of such Performance Options on December 31st of each of 2016, 2017 and 2018, subject to continued employment through the applicable vesting date, if and only to the extent that the Company achieves the annual EBITDA performance targets set by the Compensation Committee. In February 2016, the Compensation Committee determined to modify the performance vesting conditions of these Performance Options for the 2016, 2017 and 2018 years so that they are identical to the performance vesting conditions of the Performance Options granted in May 2016 to Messrs. Reynal, Herndon and Bennett described above. As discussed above, our actual EBITDA performance for fiscal 2016 was $400.6 million. Therefore, the 20% of the Performance Options granted to Messrs. Bennett and Rahimian in 2013 and to Mr. Schiesl in 2014 and the 33.3% of the Performance Options granted to Mr. Reynal in 2015 that were eligible to vest based on fiscal 2016 performance vested.

We believe that the EBITDA performance targets in all periods provide reasonably achievable, but challenging goals for our NEOs and other Long-Term Incentive Program participants and are intended to incentivize all participants to maximize their performance for the long-term benefit of our stockholders.

In addition to the modification discussed above, in connection with his separation from the Company, we agreed to provide Mr. Rahimian continued vesting of his unvested options, which would have expired upon his termination, in accordance with their terms, through December 31, 2016. See “Potential Payments to Named Executive Officers upon Termination of Employment or Change in Control—Separation Agreement with Mr. Rahimian” below. The incremental fair value in connection with such modification is reflected in the “Option Awards” column of the Summary Compensation Table and the “Grant Date Fair Value of Stock and Option Awards” column of the Grants of Plan-Based Awards in 2016 table.

Effect of Change in Control on Vesting of Options. Notwithstanding the foregoing, immediately prior to any Change in Control (as defined below), any unvested portion of the Time Options shall vest and become immediately exercisable as to 100% of such Time Options. In addition, immediately prior to any Change in Control, the Performance Options shall vest and become immediately exercisable as to 100% of such Performance Options but only if, and to the extent that, as of such Change in Control, our Sponsor achieves (x) a Sponsor IRR (as defined below) of 22.5% and (y) a Sponsor MOIC (as defined below) of 2.5x. No option will become exercisable as to any additional shares of the Company’s common stock following the termination of employment of an NEO for any reason and any option that is unexercisable as of the NEO’s termination of employment will immediately expire without payment.

“Sponsor IRR” means, as of a Change in Control, the cumulative internal rate of return of the Sponsor, excluding any fees paid to the Sponsor or expenses reimbursed to the Sponsor from time to time (“Sponsor Fees”), on the Sponsor’s aggregate investment in the Company determined on a fully diluted basis, assuming inclusion of all shares of the Company’s common stock underlying all then outstanding Time Options and Performance Options.

“Sponsor MOIC” means, as of a Change in Control, the result obtained by dividing (i) the cash consideration received by the Sponsor (other than any Sponsor Fees) as of the Change in Control by (ii) the aggregate amount of cash invested in (and the initial gross asset value of any property (other than money) contributed to) the Company by the Sponsor, directly or indirectly, from time to time in respect of such investment.

A “Change in Control” means, (i) in one or a series of related transactions, the sale of all or substantially all of the assets of the Company to any person (or group of persons acting in concert), other than to (x) the Sponsor or one or more of its controlled affiliates or (y) any employee benefit plan (or trust forming a part thereof) maintained by the Company or its controlled affiliates; or (ii) a merger, recapitalization, or other sale by the Company, the Sponsor, or any of their respective affiliates, to a person (or group of persons acting in concert) of the Company’s common stock that results in more than 50% of the common stock of the Company (or any resulting company after a merger) being held by a person (or group of persons acting in concert) that does not include (x) the Sponsor or its affiliates or (y) an employee benefit plan (or trust forming a part thereof) maintained by the Company or its controlled affiliates; and in any event of clause (i) or (ii), which results in the Sponsor and its controlled affiliates or such employee benefit plan ceasing to hold the ability to elect a majority of the members of the Company’s Board of Directors.

Expiration of Vested Options. Except as provided in the Management Stockholder’s Agreement described below under “Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards in 2016,” all vested options will expire upon the earliest to occur of the following events: (1) the tenth anniversary of the date such options were granted, so long as the NEO remains employed with the Company through such date; (2) the first anniversary of the termination of the NEO’s employment with the Company because of death or Disability (as defined in the option award agreement); (3) one hundred eighty (180) days after the termination of the NEO’s employment with the Company without Cause (as defined in the option award agreement) (except due to death or Disability) or the NEO’s resignation for Good Reason (as defined in the option award agreement); (4) the date the NEO’s employment is terminated by the Company for Cause; or (5) thirty (30) days after the NEO’s employment is terminated by the NEO without Good Reason. In addition, at the discretion of the Company, options may be cancelled at the effective date of a merger, consolidation, or other transaction or capital change of the Company, in accordance with the terms of the 2013 Stock Incentive Plan, in exchange for a payment (payable in cash or other consideration depending on the terms of the transaction) per share equal to the excess, if any, of (x) the per share consideration paid to stockholders of the Company in the transaction over (y) the exercise price of the option.

General Provisions for Options and Shares under the Management Stockholder’s Agreement

In connection with their initial equity awards, each of our NEOs became party to a Management Stockholder’s Agreement.

Under the Management Stockholder’s Agreement, if an NEO’s service to the Company terminates for any reason, all stock and vested options, to the extent not forfeited, are subject to call rights by the Company and the NEOs are entitled to put rights in the event of death or Disability (as defined in the Management Stockholder’s Agreement). These put and call rights will expire upon the consummation of this offering.

Shares of our common stock beneficially owned by our NEOs are generally nontransferable prior to the earlier of (i) a Change in Control or (ii) the later to occur of (a) the fifth anniversary of the effective date of the applicable Management Stockholder’s Agreement or (b) the consummation of an IPO except in the limited circumstances set forth in the Management Stockholder’s Agreement.

Our NEOs have limited “piggyback” registration rights with respect to shares of our common stock, provided that in lieu of piggyback rights where such rights would otherwise be available, our Board of Directors, in its sole discretion, may elect to waive the transfer restrictions (other than any such restrictions contained in an underwriters’ lock-up or in connection with a public offering) on the number of shares of Common Stock that would have been subject to such piggyback rights

Pursuant to the terms of the Management Stockholder’s Agreement, the NEOs are subject to covenants not to (1) disclose confidential information, (2) solicit customers and certain employees, consultants and independent contractors of the Company, (3) compete with the Company and (4) disparage the Company.

Bennett Equity Agreement

In connection with his initial Long-Term Incentive Plan grant, we entered into an agreement, dated August 15, 2013 (the “Bennett Equity Agreement”) with Mr. Bennett regarding the treatment of Mr. Bennett’s options in the event of a sale of 100% of the common stock of Thomas Industries, Inc. or all of its business and assets to a third party unaffiliated with us (the “Sale of Thomas”). Under the Bennett Equity Agreement, in the event Mr. Bennett is still employed by us at the time of the closing of the Sale of Thomas (the “Closing Date”) and his employment with us ceases following such date due to his continuing employment with the acquiror: (i) upon the Closing Date, all of Mr. Bennett’s Time Options will become immediately vested and exercisable; (ii) upon the Closing Date, all of Mr. Bennett’s then unvested Performance Options will become immediately vested and exercisable; (iii) the termination of Mr. Bennett’s employment with us on the Closing Date will be treated as a termination without Cause by us for all purposes under the agreement relating to Mr. Bennett’s options, except that the termination date is extended to the tenth anniversary of the grant date; and (iv) we will not exercise our call rights under the Management Stockholder’s Agreement.

Outstanding Equity Awards at 2016 Fiscal Year End

		Option Awards(1)
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable(2)	Number of Securities Underlying Unexercised Options (#) Unexercisable(3)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)(4)	Option Exercise Price ($)	Option Expiration Date
Vicente Reynal	5/10/2015	537,071	358,047		6.50	5/10/2025
	5/10/2015	179,024		358,047	6.50	5/10/2025
	5/10/2016	159,337	318,675		6.50	5/10/2026
	5/10/2016	159,337		318,674	6.50	5/10/2026
Philip T. Herndon	5/10/2016	127,470	254,940		6.50	5/10/2026
	5/10/2016	127,470		254,939	6.50	5/10/2026
	12/9/2016	23,077	92,308		7.00	12/9/2026
	12/9/2016	23,077		92,308	7.00	12/9/2026
Jeff Likosar(5)		—	—	—
Patrick W. Bennett	12/18/2013	238,262	158,842		5.00	12/18/2023
	12/18/2013	238,262		158,842	5.00	12/18/2023
	5/10/2016	15,934	31,868		6.50	5/10/2026
	5/10/2016	15,934		31,867	6.50	5/10/2026
Andrew Schiesl	3/7/2014	193,265	128,843		5.00	3/7/2024
	3/7/2014	193,265		128,843	5.00	3/7/2024
	3/7/2014	60,000	—		5.00	3/7/2024

		Option Awards(1)
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable(2)	Number of Securities Underlying Unexercised Options (#) Unexercisable(3)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)(4)	Option Exercise Price ($)	Option Expiration Date
Enrique Miñarro Viseras	5/10/2016	22,222	88,890		6.50	5/10/2026
	5/10/2016	22,222		88,889	6.50	5/10/2026
Saeid Rahimian(6)	12/18/2013	538,681	359,120		5.00	12/18/2023
	12/18/2013	538,681		359,120	5.00	12/18/2023
(1)	Amounts presented in this column do not reflect the -for-one reverse split of our common stock, which will occur prior to the consummation of this offering.
(2)	Reflects vested and exercisable Time Options, Performance Options and, in the case of Mr. Schiesl, Investment Options. 33.3% of the Time Options granted on 12/18/2013 and 3/7/2014 shown in this column vested on each of December 31, 2014, 2015 and 2016. 50% of the Time Options granted on 5/10/2015 shown in this column vested on each of December 31, 2015 and 2016. All of the Time Options granted on 5/10/2016 and 12/9/2016 shown in this column vested on December 31, 2016. 50% of the Performance Options granted on 12/18/2013 and 3/7/2014 shown in this column vested on each of December 31, 2014 and 2015. All of the Performance Options granted on 5/10/2016 and 12/9/2016 shown in this column vested on December 31, 2016.
(3)	Reflects unvested Time Options. The unvested Time Options granted on each of December 18, 2013, March 7, 2014, May 10, 2015 and May 10, 2016 shown in this column (other than those granted to Mr. Miñarro Viseras on May 10, 2016) will vest and become exercisable with respect to 50% of such Time Options on December 31st of each of 2017 and 2018, subject to the NEO’s continued employment through such date. The unvested Time Options granted on December 9, 2016 and to Mr. Miñarro Viseras on May 10, 2016 shown in this column will vest and become exercisable with respect to 25% of such Time Options on December 31st of each of 2017, 2018, 2019 and 2020, subject to the NEO’s continued employment through such date.
(4)	Reflects unvested Performance Options. As described in further detail under “Compensation Discussion and Analysis—Executive Compensation Program Elements—Long-Term Equity Incentive Awards,” the unvested Performance Options shown in this column will vest and become exercisable with respect to 50% of such Performance Options granted to Messrs. Reynal, Herndon and Bennett on May 10, 2016, to Messrs. Bennett and Rahimian on December 18, 2013, to Mr. Schiesl on March 7, 2014 and to Mr. Reynal on March 10, 2015 on December 31st of each of 2017 and 2018, and with respect to 25% of such Performance Options granted to Mr. Herndon on December 9, 2016 and Mr. Miñarro Viseras on May 10, 2016 on December 31st of each of 2017, 2018, 2019 and 2020, subject to the NEO’s continued employment through such date and our achievement of the relevant EBITDA target, or in full upon a Change in Control if we have achieved the Sponsor IRR and Sponsor MOIC targets at such time. The Performance Options eligible to vest on December 31st of each of 2017 and 2018 (other than those granted to Mr. Miñarro Viseras) will vest and become exercisable with respect to 1/4 of such Performance Options on such dates, subject to the NEO’s continued employment through such dates and our achievement of the relevant threshold EBITDA performance, and with respect to 3/8 of such Performance options on each of December 31st 2019 and 2020, subject to the NEO’s continued employment through such dates and our achievement of the relevant EBITDA targets. At the end of the yearly measurement period with respect to any award of Performance Options, any then outstanding Performance Options that were not vested and exercisable in any previous year in accordance with their terms shall become vested and exercisable to the extent that the cumulative performance objectives have been satisfied in respect of the applicable performance period. We achieved the fiscal 2016 EBITDA target; accordingly the amounts reflected in the table reflect target performance.
(5)	In connection with his separation from the Company, on September 30, 2016 Mr. Likosar forfeited all of his unvested options and all of his vested options were cancelled. In consideration of such cancellation, Mr. Likosar received a payment in respect of each such vested option equal to the excess of the Fair Market Value (as defined in Mr. Likosar’s award agreement) per share of our common stock on such date over the exercise price per share of such vested option.
(6)	Pursuant to the terms of Mr. Rahimian’s separation agreement, his options remained outstanding and continued to vest in accordance with their terms through December 31, 2016. In January 2017, Mr. Rahimian forfeited all of his unvested options and all of his vested options were cancelled. In consideration of such cancellation, Mr. Rahimian received a payment in respect of each such vested option equal to the excess of the Fair Market Value (as defined in Mr. Rahimian’s award agreement) per share of our common stock on the date of such cancellation over the exercise price per share of such vested option.

Option Exercises and Stock Vested in 2016

Option Awards
Name	Number of Shares Acquired on Exercise (#)(1)	Value Realized on Exercise ($)(2)
Vicente Reynal	—	—
Philip T. Herndon	—	—
Jeff Likosar	—	1,414,380
Patrick W. Bennett	—	—
Andrew Schiesl	—	—
Enrique Miñarro Viseras	—	—
Saeid Rahimian	—	—
(1)	In September 2016, Mr. Likosar received a cash payment equal to the excess of the Fair Market Value (as defined in Mr. Likosar’s award agreement) per share over the exercise price per share of such vested options for the cancellation of his vested options pursuant to the terms of his separation agreement.
(2)	Represents the excess between the Fair Market Value (as defined in Mr. Likosar’s award agreement) per share over the exercise price per share of such vested options.

Pension Benefits – Fiscal 2016

During 2016, no NEOs participated in either a tax-qualified or non-qualified defined benefit plan sponsored by the Company.

Non-Qualified Deferred Compensation – Fiscal 2016

Name	Executive Contributions in Last FY ($)(1)	Registrant Contributions in Last FY ($)(2)	Aggregate Earnings in Last FY ($)(3)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)
Vicente Reynal	759,750	81,750	18,306	—	939,007
Philip T. Herndon	—	—	—	—	—
Jeff Likosar	8,850	8,850	20,136	—	198,758
Patrick W. Bennett	—	—	—	—	—
Andrew Schiesl	32,768	32,768	7,774	—	172,735
Enrique Miñarro Viseras	—	—	—	—	—
Saeid Rahimian	13,650	9,100	16,683	—	311,257
(1)	The amounts in this column are reported as compensation for fiscal 2016 in the “Base Salary” and “Non-Equity Incentive Plan Compensation” columns of the Summary Compensation Table.
(2)	Represents the amount of the matching contribution made by us in accordance with our Excess Contribution Plan. Matching contributions are reported for the year in which the compensation against which the applicable deferral election is applied has been earned (regardless of whether such matching contribution is actually credited to the NEO’s non-qualified deferred compensation account in that year or the following year). The amounts in this column are reported as compensation for fiscal 2016 in the “All Other Compensation” column of the Summary Compensation Table.
(3)	Amounts in this column are not reported as compensation for fiscal 2016 in the Summary Compensation Table since they do not reflect above-market or preferential earnings.

Non-qualified Deferred Compensation Plan

In addition to the 401(k) plan, U.S. employees receiving a base pay of $150,000 or higher, including the NEOs other than Mr. Bennett, are eligible to participate in the Excess Contribution Plan. Once a participant in the Excess Contribution Plan reaches the IRS annual limits for the 401(k) plan, contributions will be made to the Excess Contribution Plan based on the deferral percentage under the 401(k) plan. Such deferral percentage is selected at the time of enrollment in the Excess Contribution Plan or once per year in December for the following year. A separate election to defer from the annual MIP awards is made in December for the MIP award earned the following year and payable in the year thereafter. The Company matches each participant’s contributions with Company matching contributions. The Company match consists of $1 for each $1 contributed by a participant, up to the first 6% of a participant’s annual compensation. The Company match is credited in the form of cash.

Historically, the NEOs were also credited with a nonelective Company contribution of 12% of recognized compensation in excess of the IRS annual limit. The Company nonelective contributions were also contributed in cash and became fully vested after three years of employment. We discontinued the nonelective Company contributions in 2014.

Mr. Schiesl is fully vested in the nonelective Company contribution portion of the Excess Contribution Plan, and Messrs. Reynal and Herndon joined the Company after the nonelective contribution had been discontinued. Prior to his separation, Mr. Rahimian was fully vested in the nonelective Company contribution portion of the Excess Contribution Plan. Mr. Likosar was not fully vested in the nonelective Company contribution, however we paid an amount equal to his unvested nonelective Company contribution to him as an additional severance payment in connection with his separation from the Company.

Participants in the Excess Contribution Plan may elect to receive distributions in either (x) a lump sum to be paid on the March 1 of the calendar year following the year of separation from the Company or (y) in a lump sum to be paid within 90 days after separation from service, subject to the terms and conditions of the Excess Contribution Plan. Loans and in-service withdrawals are not permitted under the Excess Contribution Plan.

The investment options available to the named executive officers under the Excess Contribution Plan are virtually the same as those offered to all of the participants in the 401(k) plan. Because some investment options available under the 401(k) plan are not available for the nonqualified plan, the Company has made similar investment options available to the nonqualified plan participants. The table below shows the funds available under the Excess Contribution Plan and their annual rate of return for the calendar year ended December 31, 2016, as reported by the administrator of the 401(k) plan.

Name of Investment Fund	Ticker Symbol/Index Type	Annual Rate of Return %
American Century Small Cap Value-Inv	ASVIX	26.02%
American Funds EuroPacific Growth-R6	RERGX	1.02%
American Funds Growth Fund of America-R6	RGAGX	8.82%
Artisan Mid Cap-Inst	APHMX	(0.65)%
Dodge & Cox Stock	DODGX	21.29%
Dreyfus Mid Cap Index	PESPX	20.23%
JPMorgan Core Bond-R6	JCBUX	2.52%
JPMorgan Equity Index-Select	HLEIX	11.72%
JPMorgan SmartRetirement 2020-Inst	JTTIX	5.85%
JPMorgan SmartRetirement 2025-Inst	JNSIX	6.11%
JPMorgan SmartRetirement 2030-Inst	JSMIX	6.15%
JPMorgan SmartRetirement 2035-Inst	SRJIX	6.48%
JPMorgan SmartRetirement 2040-Inst	SMTIX	6.80%
JPMorgan SmartRetirement 2045-Inst	JSAIX	6.76%
JPMorgan SmartRetirement 2050-Inst	JTSIX	6.74%
JPMorgan SmartRetirement 2055-Inst	JFFIX	6.81%
JPMorgan SmartRetirement Income-Inst	JSIIX	5.24%
MFS International New Discovery-R6	MIDLX	0.66%
Vanguard Federal Money Market-Inv	VMFXX	0.31%
Vanguard Small Cap Growth Index-Inst	VSGIX	10.74%

Potential Payments to Named Executive Officers upon Termination of Employment or Change in Control

The following table describes the potential payments and benefits that would have been payable to our NEOs under existing plans and arrangements assuming a qualifying termination if a termination or change in control occurred on December 30, 2016, the last business day of our 2016 fiscal year. A description of the provisions governing such payments under our agreements and any material conditions or obligations applicable to the receipt of payments is described below under “Severance Arrangements and Restrictive Covenants.”

The amounts shown in the table do not include payments and benefits to the extent they are provided generally to all salaried employees upon termination of employment and do not discriminate in scope, terms or operation in favor of the NEOs. These include accrued but unpaid salary and distributions of plan balances under our 401(k) savings plan.

Name	Cash Severance Payment ($)(1)	Continuation of Group Health Coverage ($)(2)	Accrued but Unused Vacation ($)(3)	Value of Time Option and Performance Option Acceleration ($)(4)	Total ($)
Vicente Reynal
Qualifying Termination	1,083,333	20,052	—	—	1,103,385
Change in Control	—	—	—	855,745	855,745
Philip T. Herndon
Qualifying Termination	400,000	20,052	—	—	420,052
Change in Control	—	—	—	254,939	254,939
Patrick W. Bennett
Qualifying Termination	664,108	30,078	—	—	694,186
Change in Control	—	—		1,302,600	1,302,600
Sale of Thomas Industries, Inc.(5)	—	—		2,605,200	2,605,200
Andrew Schiesl
Qualifying Termination	618,750	20,052	—	—	638,803
Change in Control	—	—		1,150,744	1,150,744
Enrique Miñarro Viseras
Qualifying Termination	—	—	—	—	—
Change in Control	—	—	—	66,667	66,667
(1)	Cash severance payment includes the following:
•	Mr. Reynal – continued payment in substantially equal monthly installments over a 12-month period of the sum of (x) his annual base salary and (y) his annual incentive award under the MIP earned in fiscal 2015.
•	Mr. Herndon – continued payment in substantially equal monthly installments over a 12-month period of his annual base salary.
•	Mr. Bennett – continued payment in substantially equal monthly installments over an 18-month period of the sum of (x) his annual base salary and (y) his annual incentive award under the MIP earned in fiscal 2015.
•	Mr. Schiesl – continued payment in substantially equal monthly installments over a 12-month period of the sum of (x) his annual base salary and (y) his annual incentive award under the MIP earned in fiscal 2015
(2)	With respect to Messrs. Reynal, Herndon and Schiesl, reflects the cost of providing continued group health coverage (on the same basis as actively employed employees of the Company), subject to the executive’s electing to receive benefits under the Consolidated Omnibus Budget Reconciliation Act of 1985 (“COBRA”), for a period of 12 months, assuming 2016 rates. With respect to Mr. Bennett, reflects the cost of providing continued group health coverage (on the same basis as actively employed employees of the Company), subject to the executive’s electing to receive such benefits, for a period of 18 months, assuming 2016 U.S. rates.
(3)	Amounts reported in this column reflect zero accrued but unused vacation days for each of our NEOs.
(4)	Immediately prior to a Change in Control, all of our NEOs’ unvested Time Options would vest and become immediately exercisable. In addition, immediately prior to a Change in Control, all of our NEOs’ Performance Options would vest and become immediately exercisable but only if, and to the extent that, our Sponsor achieves (x) a Sponsor IRR of 22.5% and (y) a Sponsor MOIC of 2.5. See “Compensation Discussion and Analysis―Executive Compensation Program Elements―Long-Term Equity Incentive Awards.” The amount reported in the table assumes that our Sponsor does not achieve the required Sponsor IRR and Sponsor MOIC.
(5)	Upon a sale of 100% of the common stock of Thomas Industries, Inc., Mr. Bennett’s unvested Time Options will become immediately vested and exercisable, and his unvested Performance Options will become immediately vested and exercisable.

Separation Agreement with Mr. Likosar

On September 21, 2016, we entered into a separation and release agreement (the “Likosar Separation Agreement”) with Mr. Likosar. Under the Likosar Separation Agreement, subject to Mr. Likosar’s continued compliance with the restrictive covenants therein and his execution of a release and waiver of claims, he became entitled to:

•	A cash payment in the amount $1,176,231 payable over a 12-month period in equal monthly installments, consisting of severance in the amount of $1,100,000 and a $76,231 payment relating to his unvested non-elective contribution amounts under the Excess Contribution Plan;

•	Subject to his electing to receive benefits under COBRA and his continued payment of the COBRA premiums, during the 12-month period following the date of his termination, which was September 30, 2016, (or such earlier time that he commences employment with another employer and is eligible for health insurance coverage at such employer), reimbursement of the COBRA premiums paid by him, less the amount of the premiums that he would have paid under the Company’s health insurance plan had he remained actively employed with the Company ($20,052);
•	A cash payment of $1,414,380 for the cancellation of his vested options, which represents the excess of the Fair Market Value (as defined in Mr. Likosar’s award agreement) per share over the exercise price per share of such vested options and $320,000 that represents the gain on his shares of our common stock that we repurchased pursuant to the terms of the Likosar Separation Agreement; and
•	Distribution of amounts held by him under the Excess Contribution Plan – see “—Non-Qualified Deferred Compensation – Fiscal 2016.”

The foregoing payments are generally consistent with the payments to which Mr. Likosar would have been entitled under his offer letter and agreements relating to his equity except that, in recognition of his service to the Company and as inducement for Mr. Likosar to enter into a release and waiver of claims, we agreed to pay him an additional $76,231 relating to his unvested non-elective contribution amounts under the Excess Contribution Plan.

Under the Likosar Separation Agreement, Mr. Likosar is subject to cooperation and non-disparagement covenants, as well as a covenant not to sue regarding any of the claims released in such agreement; Mr. Likosar also continues to be subject to the covenants in his Management Stockholder’s Agreement.

Separation Agreement with Mr. Rahimian

On October 6, 2016, we entered into a separation and release agreement (the “Rahimian Separation Agreement”) with Mr. Rahimian. Under the Rahimian Separation Agreement, subject to Mr. Rahimian’s continued compliance with the restrictive covenants therein and his execution of a release and waiver of claims, he became entitled to:

•	A cash severance payment in the amount $1,333,333 payable over a 20-month period in equal monthly installments;
•	Subject to his electing to receive benefits under COBRA, continued group health coverage (on the same basis as actively employed employees of the Company) for 20 months following his termination date, which was October 31, 2016, (or, if earlier, through the date that he becomes employed by another employer and eligible for health insurance coverage at such employer) ($23,820);
•	A cash payment of $2,154,722 for the cancellation of his vested options, which represents the excess of the Fair Market Value (as defined in Mr. Rahimian’s award agreement) per share over the exercise price per share of such vested options, and which amount Mr. Rahimian received in January 2017, and $500,000 that represents the gain on his shares of our common stock that we repurchased pursuant to the terms of the Rahimian Separation Agreement;
•	Outplacement services for a period of 12 months ($5,500);
•	Subject to his providing reasonable business and transition assistance to the Company, continued vesting of his options, in accordance with their terms, through December 31, 2016 ($718,240, which amount is included in the amount described above that Mr. Rahimian received in January 2017 in respect of the cancellation of his vested options); and
•	Distribution of amounts held by him under the Excess Contribution Plan – see “—Non-Qualified Deferred Compensation – Fiscal 2016.”

The foregoing payments are generally consistent with the payments to which Mr. Rahimian would have been entitled under his offer letter and agreements relating to his equity except that, in recognition of his service to the Company and his agreement to extend his severance payment period from 18 months to 20 months and as inducement for Mr. Rahimian to provide reasonable business and transition assistance to the Company and to enter into a release and waiver of claims, we agreed to extend the period of his group health coverage from 18 months to 20 months following his termination date, provide him with outplacement services for a period of

12 months, and, subject to his providing reasonable business and transition assistance to the Company, allow his options to remain outstanding and continue to vest in accordance with their terms through December 31, 2016.

Under the Rahimian Separation Agreement, Mr. Rahimian is subject to cooperation and non-disparagement covenants, as well as a covenant not to sue regarding any of the claims released in such agreement; Mr. Rahimian also continues to be subject to the covenants in his Management Stockholder’s Agreement.

Severance Arrangements and Restrictive Covenants

We entered into offer letters with each of our NEOs, other than Mr. Miñarro Viseras, that contain severance terms. Mr. Miñarro Viseras is not eligible for any severance pay and benefits not provided generally to all salaried employees upon termination of employment, however his employment agreement requires that we provide three months’ notice in the event of his termination, with the option to terminate him immediately with a lump sum payment of three months’ salary.

Messrs. Reynal and Schiesl

Under the terms of their offer letters, if the Company terminates either of Messrs. Reynal’s or Schiesl’s employment without Cause (as defined below) or either of Messrs. Reynal or Schiesl terminates his employment with us for Good Reason (as defined below), subject in Mr. Reynal’s case to his continued compliance with the restrictive covenants in his management equity agreements, in Mr. Schiesl’s case to certain provisions in the Severance Plan, and in either case to the NEO’s execution of a customary waiver and release agreement, he will be entitled to receive:

•	Continued payment over a 12-month period (the “Severance Period”) of the sum of (x) his annual base salary and (y) the annual incentive award under the MIP, if any, earned in respect of our fiscal year preceding the fiscal year in which the termination date occurs, payable in substantially equal monthly installments over the Severance Period; and
•	Continued group health coverage (on the same basis as actively employed employees of the Company), subject to the NEO’s electing to receive benefits under COBRA, for 12 months following the date his employment terminates (or, if earlier, through the date the NEO becomes employed by another employer and eligible for health insurance coverage at such employer).

Mr. Herndon

Under the terms of Mr. Herndon’s offer letter, if the Company terminates Mr. Herndon’s employment without Cause or if Mr. Herndon terminates his employment with us for Good Reason, subject to Mr. Herndon’s continued compliance with the restrictive covenants in his management equity agreements and his execution of a customary waiver and release agreement, he will be entitled to receive:

•	Continued payment over a 12-month period (the “Severance Period”) of his annual base salary, payable in substantially equal monthly installments over the Severance Period; and
•	Continued group health coverage (on the same basis as actively employed employees of the Company), subject to his electing to receive benefits under COBRA, for 12 months following the date his employment terminates (or, if earlier, through the date that he becomes employed by another employer and eligible for health insurance coverage at such employer).

Mr. Bennett

Under the terms of Mr. Bennett’s offer letter, if the Company terminates Mr. Bennett’s employment without Cause or if Mr. Bennett terminates his employment with us for Good Reason, subject to Mr. Bennett’s continued compliance with the restrictive covenants in his management equity agreements and his execution of a customary waiver and release agreement, he will be entitled to receive:

•	Continued payment over an 18-month period (the “Severance Period”) of the sum of (x) his annual base salary and (y) the annual incentive award under the MIP, if any, earned in respect of our fiscal year preceding the fiscal year in which the termination date occurs, payable in substantially equal monthly installments over the Severance Period; and

•	Continued group health coverage (on the same basis as actively employed employees of the Company), subject to the his electing to receive such benefits, for 18 months following the date his employment terminates (or, if earlier, through the date that he becomes employed by another employer and eligible for health insurance coverage at such employer).

In addition to the payments described above, each of our NEOs is entitled to receive a distribution of all vested amounts under our Excess Contribution Plan. See “―Non-Qualified Deferred Compensation – Fiscal 2016.”

For purposes of each of the severance arrangements described above:

“Cause” means the occurrence of any of the following with respect to an NEO: (1) a material breach by the NEO of the terms of the Company’s policies, the terms of which have previously been provided to such NEO; (2) any act of theft, misappropriation, embezzlement, fraud or similar conduct by the NEO involving the Company or any of its affiliates; (3) the NEO’s failure to act in accordance with any specific lawful instructions given to the NEO by the Board of Directors (or any committee thereof) in connection with the performance of the NEO’s duties for the Company or any subsidiary of the Company, which continues beyond ten (10) business days after a written demand for substantial performance is delivered to the NEO by the Company (the “Cure Period”); (4) any damage of a material nature to the business or property of the Company or any affiliate caused by NEO’s willful or grossly negligent conduct which continues beyond the Cure Period (to the extent that, in the Board of Directors’ reasonable judgment, such breach can be cured); (5) any intentional misconduct by the NEO which is reasonably likely to be materially damaging to the Company without a reasonable good faith belief by the NEO that such conduct was in the best interests of the Company; (6) the conviction or the plea of nolo contendere or the equivalent in respect of any felony or a misdemeanor involving an act of dishonesty, moral turpitude, deceit, or fraud by the NEO; or (7) a knowing and material breach of any written agreement with the Company to which the NEO is a party, which continues beyond the Cure Period (to the extent that, in the Board of Directors’ reasonable judgment, such breach can be cured). A termination for Cause shall be effective when the Company has given the NEO written notice of its intention to terminate for Cause, describing those acts or omissions that are believed to constitute Cause, and has given the NEO the Cure Period within which to respond.

“Good Reason” means any of the following actions if taken without an NEO’s prior written consent (which will be deemed to have been given if the NEO does not provide written notification of an event described in clauses (1) and (2) within 90 days after the NEO knows or has reason to know of the occurrence of any such event): (1) a material adverse change in the NEO’s position causing it to be of materially less stature, responsibility, or authority or the assignment to the NEO of any material duties inconsistent with the customary duties of the NEO’s position, in each case without the NEO’s written consent (provided that if, after an initial public offering of equity securities of the Company, at a later date the Company or its successor entity ceases to be a publicly traded entity, such fact shall not constitute a change in the NEO’s existing position); (2) the relocation of the offices at which the NEO is principally employed to a location which is more than 50 miles from the offices at which the NEO is principally employed immediately prior to such relocation; or (3) a reduction, without the NEO’s written consent, in the NEO’s base salary or the target bonus amount the NEO is eligible to earn under the MIP; provided, however, that nothing herein shall be construed to guarantee the NEO’s MIP award payable for any fiscal year if the applicable performance targets are not met; and provided, further, that it shall not constitute Good Reason if the Company makes an appropriate pro rata adjustment to the applicable amount payable and targets under the MIP in the event of a change in the fiscal year.

Notwithstanding the foregoing, any event described in clauses (1) or (2) above must be an event that would result in a material negative change in the Executive’s employment relationship with the Company and thus effectively constitute an involuntary termination of employment for purposes of Section 409A of the Code.

Director Compensation in Fiscal 2016

Name	Fees Earned or Paid In Cash ($)(1)	Option Awards ($)(1)		Total ($)
Brandon F. Brahm	—	—		—
William Kassling	75,000		(2)	75,000
Michael Marn	75,000		(2)	75,000
Peter M. Stavros	—	—		—
Nickolas Vande Steeg	75,000		(2)	75,000
Pastor Velasco	75,000		(2)	75,000
Joshua T. Weisenbeck	—	—		—
(1)	Amounts received by our non-employee directors in 2016 and prior years related to their service on the Board of Directors of our direct subsidiary, Gardner Denver, Inc.
(2)	In December 2013, we granted 93,959 time-vesting options (the “Director Time Options”) to purchase shares of our common stock at an exercise price of $5.00 per share to each non-employee director who was not associated with our Sponsor. Of the Director Time Options, 56,375 are fully vested and exercisable. Of the remaining 37,584 Director Time Options, 50% will vest and become exercisable on each of December 31, 2017 and 2018.

Description of Director Compensation

This section contains a description of the material terms of our compensation arrangements for our non-employee directors in 2016.

Sponsor Directors

Our non-employee directors associated with our Sponsor, including Messrs. Brahm, Stavros and Weisenbeck, received no compensation for their service on our Board of Directors in 2016.

Messrs. Kassling, Marn, Vande Steeg and Velasco

Each of Messrs. Kassling, Marn, Vande Steeg and Velasco received a $75,000 cash retainer for his service on the Board of Directors in fiscal 2016 as well as reimbursement of his reasonable travel and related expenses associated with attendance at board or committee meetings. In addition, in December 2013, we granted each of Messrs. Kassling, Marn, Vande Steeg and Velasco 93,959 Director Time Options pursuant to the 2013 Stock Incentive Plan. We have also given our non-employee directors not associated with our sponsor the opportunity to make investments in our common stock, subject to satisfaction of applicable securities law requirements, and each of Messrs. Marn and Vande Steeg has done so.

The Director Time Options vested and became exercisable or will vest and become exercisable with respect to 20% of such Director Time Options on December 31st of each of 2014, 2015, 2016, 2017 and 2018, subject to the director’s continued service through such date. Vested Director Time Options expire upon the earliest to occur of the following events: (1) the tenth anniversary of the date such options were granted; (2) the first anniversary of the cessation of the director’s service to the Company because of death or Disability (as defined in the option award agreement); (3) one hundred eighty (180) days after the cessation of the director’s service to the Company without Cause (as defined in the option award agreement) (except due to death or Disability); (4) the date the director’s service is terminated by the Company for Cause; or (5) pursuant to the repurchase rights in the Director Stockholder’s Agreement described below. In addition, at the discretion of the Company, options may be cancelled at the effective date of a merger, consolidation, or other transaction or capital change of the Company, in accordance with the terms of the 2013 Stock Incentive Plan, in exchange for a payment (payable in cash or other consideration depending on the terms of the transaction) per share equal to the excess of (x) the per share consideration paid to stockholders of the Company in the transaction over (y) the exercise price of the option.

The Director Time Options will not become exercisable as to any additional shares following the cessation of director’s service to the Company for any reason except in connection with a Change in Control. Notwithstanding the foregoing, immediately prior to any Change in Control (as defined in “―Executive Compensation Program Elements―Long-Term Equity Awards”), any unvested portion of the Director Time Options shall vest and become immediately exercisable as to 100% of such Time Options.

In connection with their option awards, each of Messrs. Kassling, Marn, Vande Steeg and Velasco became party to a Director Stockholder’s Agreement.

Under the Director Stockholder’s Agreement, if a director’s service to the Company terminates for any reason, all stock and vested options, to the extent not forfeited, are subject to call rights by the Company and the directors are entitled to put rights in the event of death or Disability (as defined in the Director Stockholder’s Agreement). These put and call rights will expire upon the consummation of this offering.

Shares of our common stock beneficially owned by our directors are generally nontransferable prior to the earlier of (i) a Change in Control or (ii) the later to occur of (a) the fifth anniversary of the effective date of the applicable Director Stockholder’s Agreement or (b) the consummation of an IPO except in the limited circumstances set forth in the Director Stockholder’s Agreement.

Our directors party to a Director Stockholder’s Agreement have limited “piggyback” registration rights with respect to shares of our common stock, provided that in lieu of piggyback rights where such rights would otherwise be available, our Board of Directors, in its sole discretion, may elect to waive the transfer restrictions (other than any such restrictions contained in an underwriters’ lock-up or in connection with a public offering) on the number of shares of Common Stock that would have been subject to such piggyback rights.

Pursuant to the terms of the Director Stockholder’s Agreement, the directors party to such agreement are subject to covenants not to (1) disclose confidential information, (2) solicit customers and certain employees, consultants and independent contractors of the Company, (3) compete with the Company and (4) disparage the Company.

Equity Plan

2013 Stock Incentive Plan

Our Board of Directors initially adopted the 2013 Stock Incentive Plan on October 14, 2013 and it was approved by our stockholders on October 14, 2013, as amended on April 27, 2015. The principal purpose of the 2013 Stock Incentive Plan is to promote our long-term financial interests and growth by attracting and retaining management and other personnel and key service providers, motivate management personnel by means of growth-related incentives to achieve long range goals and further the alignment of interests of participants with those of our stockholders.

Types of awards. The 2013 Stock Incentive Plan provides for the grant of stock options and other stock-based awards to employees, non-employee members of our Board of Directors, and key advisors to the Company.

Share reserve. We have reserved an aggregate of 34,157,069 shares of our common stock for issuance under our 2013 Stock Incentive Plan. As of December 31, 2016, options to purchase a total of 21,861,407 shares of common stock were issued and outstanding, no shares of common stock had been issued upon the exercise of options granted under the 2013 Stock Incentive Plan and 12,295,662 shares remained available for future grants.

Administration. Our Board of Directors or a committee thereof administers our 2013 Stock Incentive Plan. The Board of Directors may delegate to the Chief Executive Officer and to other senior officers (if any) duties under the 2013 Stock Incentive Plan, subject to applicable law and such conditions and limitations as the Board of Directors prescribes, except that only the Board of Directors may designate and make grants to participants.

Awards. Our 2013 Stock Incentive Plan provides that the committee may grant or issue stock options or other stock-based awards. Each award will be set forth in a separate agreement with the person receiving the award and will set forth the terms, conditions and limitations applicable to the award.

•	Stock Options provide for the right to purchase shares of our common stock at a specified price, which may not be less than fair market value on the date of grant, and usually will become exercisable (at the discretion of the committee) in one or more installments after the grant date, subject to the participant's continued employment or service with us and/or subject to the satisfaction of corporate performance targets and individual performance targets established by the committee. Stock options may be granted for any term specified by the committee that does not exceed ten years from the grant date.

•	Other Stock-Based Awards may include awards of shares, awards of restricted shares and/or awards that are valued by reference to, or otherwise based on the fair market value of, shares (including, without limitation, restricted stock units, stock appreciation rights, and dividend equivalent rights).

Payment. The exercise price of stock options granted under our 2013 Stock Incentive Plan may be paid for in cash, by wire transfer, or if the participant so elects, through the withholding of shares (any such shares valued at fair market value on the date of exercise) otherwise issuable upon the exercise of the stock option.

Transfer. Our 2013 Stock Incentive Plan does not allow for the transfer of awards other than by will or the laws of descent and distribution.

Certain events. In the event of any stock split, spin-off, share combination, reclassification, change of the legal form, recapitalization, liquidation, dissolution, reorganization, merger, change in control, payment of a dividend (other than a cash dividend paid as part of a regular dividend program) or other similar transaction or occurrence which affects our equity securities or the value thereof, the committee shall make appropriate adjustments to the number and kind of shares available under our 2013 Stock Incentive Plan, the share prices related to outstanding grants, and/or such other action as it deems necessary to address.

Change in control. In the event of a “change in control” (as defined below), the committee (in its sole discretion) may provide that all awards outstanding, unexercised or otherwise unvested or subject to lapse restrictions as of immediately prior to such change in control may automatically become fully exercisable or otherwise vested or no longer subject to lapse restrictions, as the case may be. In addition, the committee (in its sole discretion) may provide prior to the occurrence of a change in control either (i) that the awards shall be cancelled for fair market value, (ii) for the issuance of substitute awards that will preserve in no less favorable a manner the otherwise applicable terms of any affected grants, or (iii) that for a period of at least ten business days prior to the change in control, any stock options shall be exercisable and that upon the occurrence of the change in control, such stock options shall terminate. “Change in control” under our 2013 Stock Incentive Plan means (i) the sale of all or substantially all of our assets, the assets of Gardner Denver, Inc., or the assets of KKR Renaissance Aggregator L.P. (in one transaction or a series of related transactions) to any person (or group of persons acting in concert), other than to (x) our Sponsor or its controlled affiliates or (y) any employee benefit plan (or trust forming a part thereof) maintained by us, Gardner Denver, Inc. or our or their respective affiliates; or (ii) a merger, recapitalization or other sale by us, our Sponsor or any of our or their respective affiliates to a person (or group of persons acting in concert) of our stock that results in more than 50% of our common stock (or the equity securities of any resulting company after a merger) being held by a person (or group of persons acting in concert) that does not include (x) our Sponsor or its controlled affiliates or (y) any employee benefit plan (or trust forming a part thereof) maintained by us, Gardner Denver, Inc. or our or their respective affiliates; and in any event of clause (i) or (ii), which results in our Sponsor and its controlled affiliates or such employee benefit plan ceasing to hold the ability to elect a majority of the members of the Board of Directors.

Amendment; termination. Our Board of Directors may amend, suspend or terminate our 2013 Stock Incentive Plan, but no amendment, suspension or termination will materially impair the rights of a holder of an outstanding option without the holder's consent. In addition, other than with respect to certain actions in connection with adjustments or a change in control, no such action may be taken which would, without approval of our stockholders, increase the aggregate number of shares reserved for issuance under our 2013 Stock Incentive Plan, decrease the price of outstanding grants, change the requirements relating to the committee, or extend the term of the 2013 Stock Incentive Plan. Unless terminated sooner by our Board of Directors, our 2013 Stock Incentive Plan will terminate on October 14, 2023. No awards may be granted under our 2013 Stock Incentive Plan after it is terminated, but the terms of grants made on or before such termination shall extend beyond such termination in accordance with their terms.

Securities Laws and U.S. Federal Income Taxes. Our 2013 Stock Incentive Plan is designed to comply with various securities and U.S. federal tax laws as follows:

Securities Laws. Our 2013 Stock Incentive Plan is intended to conform to all provisions of the Securities Act of 1933, as amended (the “Securities Act”) and the Exchange Act and any and all regulations and rules promulgated by the SEC thereunder, including without limitation, Rule 16b-3. Our 2013 Stock Incentive Plan will be administered, and options will be granted and may be exercised, only in such a manner as to conform to such laws, rules and regulations.

Section 409A of the Code. Certain awards under our 2013 Stock Incentive Plan may be considered “nonqualified deferred compensation” for purposes of Section 409A of the Code, which imposes certain additional requirements regarding the payment of deferred compensation. Generally, if at any time during a taxable year a nonqualified deferred compensation plan fails to meet the requirements of Section 409A, or is not operated in accordance with those requirements, all amounts deferred under the 2013 Stock Incentive Plan and all other equity incentive plans for the taxable year and all preceding taxable years by any participant with respect to whom the failure relates are includible in gross income for the taxable year to the extent not subject to a substantial risk of forfeiture and not previously included in gross income. If a deferred amount is required to be included in income under Section 409A, the amount also is subject to interest and an additional income tax. The interest imposed is equal to the interest at the underpayment rate plus one percentage point, imposed on the underpayments that would have occurred had the compensation been includible in income for the taxable year when first deferred, or if later, when not subject to a substantial risk of forfeiture. The additional U.S. federal income tax is equal to 20% of the compensation required to be included in gross income. In addition, certain states, including California, have laws similar to Section 409A, which impose additional state penalty taxes on such compensation.

Section 162(m) of the Code. In general, under Section 162(m) of the Code, income tax deductions of publicly held corporations may be limited to the extent total compensation (including, but not limited to, base salary, annual bonus and income attributable to stock option exercises and other non-qualified benefits) for certain executive officers exceeds $1,000,000 (less the amount of any “excess parachute payments” as defined in Section 280G of the Code) in any taxable year of the corporation. However, under Section 162(m), the deduction limit does not apply to certain “performance-based compensation” established by an independent compensation committee that is adequately disclosed to and approved by stockholders. In particular, options will generally satisfy the “performance-based compensation” exception if the awards are made by a qualifying compensation committee, our 2013 Stock Incentive Plan sets the maximum number of shares that can be granted to any person within a specified period and the compensation is based solely on an increase in the stock price after the grant date. Specifically, the option exercise price must be equal to or greater than the fair market value of the stock subject to the award on the grant date. Under a Section 162(m) transition rule for compensation plans of corporations that are privately held and that become publicly held in an initial public offering, our 2013 Stock Incentive Plan will not be subject to Section 162(m) until a specified transition date, which is the earlier of:

•	the material modification of our 2013 Stock Incentive Plan;
•	the issuance of all of the shares of our common stock reserved for issuance under the 2013 Stock Incentive Plan;
•	the expiration of our 2013 Stock Incentive Plan; or
•	the first meeting of our stockholders at which members of our Board of Directors are to be elected that occurs after the close of the third calendar year following the calendar year in which our initial public offering occurs.

We intend to file with the SEC a registration statement on Form S-8 covering our shares of common stock issuable under our 2013 Stock Incentive Plan.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Arrangements with Our Executive Officers, Directors and Advisors

We have entered into letter agreements with certain members of management, including each of our executive officers, and our directors and certain advisors, pursuant to which such individuals agreed to invest in our stock and/or through the purchase of our shares with cash. In addition, our board of directors granted options to purchase shares of our common stock to certain members of management and key employees, including to our executive officers. In connection with the grants of new options described above, the participating members of our management, including our executive officers, were required to enter into a Management Stockholder's Agreement and a Sale Participation Agreement, as well as a stock option agreement, as applicable.

Below is a brief summary of the principal terms of the Management Stockholder's Agreements, the Director Stockholder’s Agreements and the Advisor Stockholder’s Agreements and the Sale Participation Agreements, which are qualified in their entirety by reference to the agreements themselves, forms of which are filed as exhibits to the registration statement of which this prospectus is a part.

Management, Director and Advisor Stockholder’s Agreements

The Management Stockholder's Agreements impose significant restrictions on transfers of shares of our common stock. Generally, shares held by our management are nontransferable by any means at any time prior to the earlier of (i) the occurrence of a Change in Control (as defined in the Management Stockholder's Agreements) or (ii) the later to occur of (a) the fifth anniversary of the execution of the applicable Management Stockholder’s Agreement or (b) the consummation of an Initial Public Offering (as defined in the Management Stockholder's Agreements). These transfer restrictions are subject to certain exceptions, including transfers approved by our board of directors; transfers upon the death or Disability (as defined in the Management Stockholder's Agreements) of the holder; transfers to immediate family members or estate planning vehicles, provided such transferees become party to the applicable Management Stockholder’s Agreement; or repurchases of such shares by the Company.

Additionally, following the initial public offering of our common stock, management stockholders will have limited “piggyback” registration rights with respect to certain registered offerings conducted by the Company. The maximum number of shares of common stock which a management stockholder may register is generally proportionate with the percentage of common stock being sold by certain affiliates of our Sponsor (relative to their holdings thereof). The Management Stockholder’s Agreements also contain certain lock-up provisions in the event that any shares are offered to the public pursuant to an effective registration statement under the Securities Act.

The Director Stockholder’s Agreements and Advisor Stockholder’s Agreements are substantially similar to the Management Stockholder’s Agreements. In addition to certain exceptions to transfer restrictions related to piggyback rights available to Management Stockholders, the Director and Advisor Stockholder’s Agreements further provide that in lieu of piggyback registration rights in connection with a public offering in which such piggyback rights would otherwise be available, the board of directors may waive transfer restrictions with respect to the number of shares that would have been subject to such piggyback rights.

Sale Participation Agreements

The Sale Participation Agreements grant management, director and advisor stockholders the right to participate in any private direct or indirect sale of shares of common stock by certain affiliates of our Sponsor (such right being referred to herein as the “Tag-Along Right”), and require all management, director and advisor stockholders to participate in any such private sale if so elected by such affiliates of our Sponsor in the event that they are proposing to sell stock in a transaction that would constitute a Change in Control (as defined in the Management, Director or Advisor Stockholder’s Agreements, as applicable) (such right being referred to herein as the “Drag-Along Right”). The number of shares of common stock which would be required to be sold by such management, director or advisor stockholder pursuant to the exercise of the Drag-Along Right would be the sum of the number of shares of common stock then owned by such stockholder and his or her affiliates plus all shares of common stock such stockholder is entitled to acquire under any unexercised options (to the extent such options are exercisable or would become exercisable as a result of the consummation of the proposed sale), multiplied by a fraction (x) the numerator of which shall be the aggregate number of shares of common stock proposed to be transferred by certain affiliates of our Sponsor in the proposed sale and (y) the denominator of which shall be the total number of shares of common stock owned by such affiliates of our Sponsor. Management, director and advisor stockholders would bear their pro rata share of any fees, commissions, adjustments to purchase price, expenses or indemnities in connection with any sale under the Sale Participation Agreement. Upon completion of this offering, the Sale Participation Agreements will be terminated in accordance with their terms.

Arrangements with Our Sponsor

Stockholders Agreement

In connection with this offering, we intend to enter into a stockholders agreement with certain affiliates of our Sponsor. We intend to describe the material terms of this agreement in a subsequent pre-effective amendment to this registration statement.

Registration Rights Agreement

In connection with the KKR Transaction, certain affiliates of our Sponsor entered into a registration rights agreement with us. Pursuant to this agreement, such affiliates of our Sponsor can cause us to register shares of our common stock held by it under the Securities Act and, if requested, to use our reasonable best efforts (if we are not eligible to use an automatic shelf registration statement at the time of filing) to maintain a shelf registration statement effective with respect to such shares. Certain affiliates of our Sponsor are also entitled to participate on a pro rata basis in any registration of our common stock under the Securities Act that we may undertake. The registration rights agreement also provides that we will pay certain expenses relating to such registrations and indemnify certain affiliates of our Sponsor and members of management participating in any offering against certain liabilities, which may arise under the Securities Act, the Exchange Act, any state securities law or any rule or regulation thereunder applicable to us.

Monitoring Agreement

In connection with the KKR Transaction, we entered into a monitoring agreement with our Sponsor pursuant to which our Sponsor provides various management and advisory services to us and our direct and indirect divisions, subsidiaries, parent entities and controlled affiliates and receives fees and reimbursements of related out-of-pocket expenses. Under certain circumstances in which we terminate the monitoring agreement or in which the monitoring agreement automatically terminates, we would be required to pay our Sponsor a termination fee based on the net present value of future payment obligations under the monitoring agreement, payable upon the consummation of this offering. We paid management fees of $4.8 million, $4.6 million and $3.7 million to our Sponsor during the years ended December 31, 2016, 2015 and 2014, respectively. In connection with this offering, the monitoring agreement will be terminated in accordance with its terms.

Indemnification Agreement

In connection with entering into the monitoring agreement, we also entered into a separate indemnification agreement with our Sponsor and certain of its affiliates, which provides customary exculpation and indemnification provisions in favor of our Sponsor and such affiliates in connection with the services provided to us under the monitoring, transaction fee and syndication fee agreements.

Relationship with KKR Capstone Americas LLC

We have utilized and may continue to utilize KKR Capstone Americas LLC and/or its affiliates (“KKR Capstone”), a consulting company that works exclusively with our Sponsor’s portfolio companies, for consulting services, and have paid to KKR Capstone related fees and expenses. KKR Capstone is not a subsidiary or affiliate of our Sponsor. KKR Capstone operates under several consulting agreements with KKR & Co. and uses the “KKR” name under license from KKR & Co.

Relationship with KKR Credit

Since 2014, investment funds or accounts managed or advised by the global credit business of our Sponsor (“KKR Credit”) were participating lenders under our existing credit agreements and holders of notes issued by us, and as of December 31, 2016, had received in aggregate principal payments of approximately $0.4 million and interest payments of approximately $3.7 million. As of December 31, 2016, investment funds or accounts managed or advised by KKR Credit did not hold any positions in the debt of the Company.

Policies and Procedures for Related Person Transactions

Our board of directors intends to adopt a written related person transaction policy, to be effective upon the consummation of this offering, to set forth the policies and procedures for the review and approval or ratification of related person transactions. This policy will cover, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we were or are to be a participant, where the amount involved exceeds $120,000 and a related person had or will have a direct or indirect material interest, including, without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related person.

PRINCIPAL STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our common stock, as of December 31, 2016 by:

•	each person known by us to beneficially own more than 5% of our common stock;
•	each of our directors;
•	each of our named executive officers; and
•	all of our executive officers and directors as a group.

A person is a “beneficial owner” of a security if that person has or shares voting or investment power over the security or if that person has the right to acquire beneficial ownership within 60 days. Unless otherwise noted, these persons may be contacted at our executive offices and, to our knowledge, have sole voting and investment power over the shares listed. Percentage computations are based on              shares of our common stock outstanding as of             , 2017 and           shares of common stock expected to be outstanding following this offering, including the           shares of our common stock offered by us hereby. As of March 31, 2017, there were 220 holders of record of our common stock.

Except as otherwise indicated in the footnotes below, the address of each beneficial owner is c/o Gardner Denver Holdings, Inc., 222 East Erie Street, Suite 500, Milwaukee, Wisconsin 53202.

Shares Beneficially Owned After the Offering
	Shares Beneficially Owned Prior to the Offering		Assuming No Exercise of the Underwriters’ Option		Assuming Full Exercise of the Underwriters’ Option
Name of Beneficial Owner	Number	Percentage(2)	Number	Percentage	Number	Percentage
5% Stockholders:
Investment funds affiliated with our Sponsor(1)		98.5%
Named Executive Officers and Directors:
Vicente Reynal		*
Philip T. Herndon		*
Andrew Schiesl		*
Patrick W. Bennett		*
Enrique Miñarro Viseras		*
Peter Stavros(3)		—
Brandon Brahm(3)		—
William E. Kassling		*
Michael V. Marn		*
Nickolas Vande Steeg		*
Pastor Velasco		*
Joshua Weisenbeck(3)		—
Jeff Likosar	—	—
Saeid Rahimian	—	—
All directors and executive officers as a group (15 persons)		*
*	Less than one percent.
(1)	Includes shares directly owned by KKR Renaissance Aggregator L.P. KKR Renaissance Aggregator GP LLC, as the general partner of KKR Renaissance Aggregator L.P., KKR North America Fund XI L.P., as the sole member of KKR Renaissance Aggregator GP LLC, KKR Associates North America XI L.P., as the general partner of KKR North America Fund XI L.P., KKR North America XI Limited, as the general partner of KKR Associates North America XI L.P., KKR Fund Holdings L.P., as the sole shareholder of KKR North America XI Limited, KKR Fund Holdings GP Limited, as a general partner of KKR Fund Holdings L.P., KKR Group Holdings L.P., as the sole shareholder of KKR Fund Holdings GP Limited and a general partner of KKR Fund Holdings L.P., KKR Group Limited, as the general partner of KKR Group Holdings L.P., KKR & Co. L.P., as the sole shareholder of KKR Group Limited, KKR Management LLC, as the general partner of KKR & Co. L.P., and Messrs. Henry R. Kravis and George R. Roberts, as the designated members of KKR Management LLC may be deemed to be the beneficial owners having shared voting and investment power with respect to the shares described in this footnote. The principal business address of each of the entities and persons identified in this paragraph, except Mr. Roberts, is c/o Kohlberg Kravis Roberts & Co. L.P., 9 West 57th Street, Suite 4200, New York, NY 10019. The principal business address for Mr. Roberts is c/o Kohlberg Kravis Roberts & Co. L.P., 2800 Sand Hill Road, Suite 200, Menlo Park, CA 94025.

(2)	The number of shares reported includes shares covered by options that are exercisable and restricted stock that is vested and delivered within 60 days as follows: Mr. Reynal, ; Mr. Herndon, ; Mr. Schiesl, ; Mr. Bennett, ; Mr. Miñarro Viseras, ; and all directors and executive officers as a group, .
(3)	The principal business address of each of Messrs. Stavros, Weisenbeck and Brahm is c/o Kohlberg Kravis Roberts & Co. L.P., 9 West 57th Street, New York, New York 10019.

DESCRIPTION OF CAPITAL STOCK

General

The following is a description of the material terms of, and is qualified in its entirety by, our amended and restated certificate of incorporation and amended and restated bylaws, each of which will be in effect upon the consummation of this offering, the forms of which are filed as exhibits to the registration statement of which this prospectus is a part.

Our purpose is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the DGCL.

Authorized Capital

At the time of the closing of this offering, our authorized capital stock will consist of:

•	shares of common stock, par value $0.01 per share, of which shares are issued and outstanding as of , 2017; and
•	shares of preferred stock, par value $0.01 per share, of which no shares are issued and outstanding.

As of March 31, 2017, there were 220 holders of record of our common stock.

Immediately following the closing of this offering, there are expected to be        shares of common stock issued and outstanding and no shares of preferred stock outstanding.

Unless our board of directors determines otherwise, we will issue all shares of our capital stock in uncertificated form.

Common Stock

Voting Rights. Holders of our common stock are entitled to one vote for each share held of record on all matters to which stockholders are entitled to vote generally, including the election or removal of directors. The holders of our common stock do not have cumulative voting rights in the election of directors.

Dividends. The DGCL permits a corporation to declare and pay dividends out of “surplus” or, if there is no “surplus,” out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. “Surplus” is defined as the excess of the net assets of the corporation over the amount determined to be the capital of the corporation by the board of directors. The capital of the corporation is typically calculated to be (and cannot be less than) the aggregate par value of all issued shares of capital stock. Net assets equals the fair value of the total assets minus total liabilities. The DGCL also provides that dividends may not be paid out of net profits if, after the payment of the dividend, capital is less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets.

Declaration and payment of any dividend will be subject to the discretion of our board of directors. The time and amount of dividends will be dependent upon our financial condition, operations, cash requirements and availability, debt repayment obligations, capital expenditure needs and restrictions in our debt instruments, industry trends, the provisions of Delaware law affecting the payment of dividends to stockholders and any other factors our board of directors may consider relevant.

Liquidation. Upon our liquidation, dissolution or winding up and after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of our common stock will be entitled to receive pro rata our remaining assets available for distribution.

Rights and Preferences. Holders of our common stock do not have preemptive, subscription, redemption or conversion rights. The common stock will not be subject to further calls or assessment by us. There will be no redemption or sinking fund provisions applicable to the common stock. All shares of our common stock that will be outstanding at the time of the completion of the offering will be fully paid and non-assessable. The rights, powers, preferences and privileges of holders of our common stock will be subject to those of the holders of any shares of our preferred stock we may authorize and issue in the future.

Preferred Stock

Our amended and restated certificate of incorporation authorizes our board of directors to establish one or more series of preferred stock (including convertible preferred stock). Unless required by law or by       , the authorized shares of preferred stock will be available for issuance without further action by you. Our board of directors may determine, with respect to any series of preferred stock, the powers (including voting powers), preferences and relative participations, optional or other special rights, and the qualifications, limitations or restrictions thereof, of that series, including, without limitation:

•	the designation of the series;
•	the number of shares of the series, which our Board may, except where otherwise provided in the preferred stock designation, increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares then outstanding);
•	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;
•	the dates at which dividends, if any, will be payable;
•	the redemption rights and price or prices, if any, for shares of the series;
•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;
•	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of our Company;
•	whether the shares of the series will be convertible into shares of any other class or series, or any other security, of our Company or any other corporation, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;
•	restrictions on the issuance of shares of the same series or of any other class or series; and
•	the voting rights, if any, of the holders of the series.

We could issue a series of preferred stock that could, depending on the terms of the series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of you might believe to be in your best interests or in which you might receive a premium for your common stock over the market price of the common stock. Additionally, the issuance of preferred stock may adversely affect the holders of our common stock by restricting dividends on the common stock, diluting the voting power of the common stock or subordinating the liquidation rights of the common stock. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of our common stock.

Anti-Takeover Effects of Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws and Certain Provisions of Delaware Law

Our amended and restated certificate of incorporation, amended and restated bylaws and the DGCL, which are summarized in the following paragraphs, contain provisions that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize stockholder value in connection with any unsolicited offer to acquire us. However, these provisions may have an anti-takeover effect and may delay, deter or prevent a merger or acquisition of our Company by means of a tender offer, a proxy contest or other takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of common stock held by stockholders.

Authorized but Unissued Capital Stock

Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of        , which would apply if and so long as our common stock remains listed on        , require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or then outstanding number of shares of common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

Our board of directors may generally issue preferred shares on terms calculated to discourage, delay or prevent a change of control of our Company or the removal of our management. Moreover, our authorized but unissued shares of preferred stock will be available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans.

One of the effects of the existence of unissued and unreserved common stock or preferred stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our Company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive our stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Classified Board of Directors

Our amended and restated certificate of incorporation provides that our board of directors will be divided into three classes of directors, with the classes to be as nearly equal in number as possible, and with the directors serving three-year terms. As a result, approximately one-third of our board of directors are elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board of directors. Our amended and restated certificate of incorporation and amended and restated bylaws provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors are fixed from time to time exclusively pursuant to a resolution adopted by the board of directors.

Business Combinations

We have opted out of Section 203 of the DGCL; however, our amended and restated certificate of incorporation contains similar provisions providing that we may not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the stockholder became an interested stockholder, unless:

•	prior to such time, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;
•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or
•	at or subsequent to that time, the business combination is approved by our board of directors and by the affirmative vote of holders of at least 66 2∕3% of the outstanding voting stock that is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of our voting stock. For purposes of this section only, “voting stock” has the meaning given to it in Section 203 of the DGCL.

Under certain circumstances, this provision will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with a corporation for a three-year period. This provision may encourage companies interested in acquiring our Company to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our board of directors and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

Our restated certificate of incorporation provides that our Sponsor and its affiliates and any of their respective direct or indirect transferees and any group as to which such persons are a party do not constitute “interested stockholders” for purposes of this provision.

Removal of Directors; Vacancies

Under the DGCL, unless otherwise provided in our amended and restated certificate of incorporation, directors serving on a classified board may be removed by the stockholders only for cause. Our amended and restated certificate of incorporation provides that directors may be removed with or without cause upon the affirmative vote of a majority in voting power of all outstanding shares of stock entitled to vote thereon, voting together as a single class; provided, however, at any time when our Sponsor and its affiliates beneficially own, in the aggregate, less than 40% in voting power of the stock of the Company entitled to vote generally in the election of directors, directors may only be removed for cause, and only by the affirmative vote of holders of at least 66 2∕3% in voting power of all the then-outstanding shares of stock of the Company entitled to vote thereon, voting together as a single class. In addition, our amended and restated certificate of incorporation also provides that, subject to the rights granted to one or more series of preferred stock then outstanding or the rights granted under the stockholders agreement with affiliates of our Sponsor, any vacancies on our board of directors are filled only by the affirmative vote of a majority of the remaining directors, even if less than a quorum, by a sole remaining director or by the stockholders; provided, however, at any time when our Sponsor and its affiliates beneficially own, in the aggregate, less than 40% in voting power of the stock of the Company entitled to vote generally in the election of directors, any newly created directorship on the board of directors that results from an increase in the number of directors and any vacancy occurring in the board of directors may only be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director (and not by stockholders).

No Cumulative Voting

Under Delaware law, the right to vote cumulatively does not exist unless the certificate of incorporation specifically authorizes cumulative voting. Our amended and restated certificate of incorporation does not authorize cumulative voting. Therefore, stockholders holding a majority in voting power of the shares of our stock entitled to vote generally in the election of directors are able to elect all our directors.

Special Stockholder Meetings

Our amended and restated certificate of incorporation provides that special meetings of our stockholders may be called at any time only by or at the direction of the board of directors or the chairman of the board of directors; provided, however, so long as our Sponsor and its affiliates own, in the aggregate, less than 40% in voting power of the stock of the Company entitled to vote generally in the election of directors, special meetings of our stockholders shall also be called by the board of directors or the chairman of the board of directors at the request of our Sponsor and its affiliates. Our amended and restated bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our Company.

Requirements for Advance Notification of Director Nominations and Stockholder Proposals

Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide us with certain information. Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of stockholders. Our amended and restated bylaws also specify requirements as to the form and content of a stockholder’s notice. Our amended and restated bylaws allow the chairman of the meeting at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions do not apply to our Sponsor and its affiliates so long as our Sponsor and its affiliates own, in the aggregate, less than 40% in voting power of the stock of the Company entitled to vote generally in the election of directors. These provisions may also defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control of our Company.

Stockholder Action by Written Consent

Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless our amended and restated certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation precludes stockholder action by written consent at any time when our Sponsor and its affiliates beneficially own, in the aggregate, less than 40% in voting power of the stock of the Company entitled to vote generally in the election of directors; provided, that any action required or permitted to be taken by the holders of preferred stock, voting separately as a series or separately as a class with one or more other such series, may be taken by written consent to the extent provided by the applicable certificate of designation relating to such series.

Supermajority Provisions

Our amended and restated certificate of incorporation and amended and restated bylaws provide that the board of directors is expressly authorized to make, alter, amend, change, add to, rescind or repeal, in whole or in part, our bylaws without a stockholder vote in any matter not inconsistent with the laws of the State of Delaware or our amended and restated certificate of incorporation. For as long as our Sponsor and its affiliates beneficially own, in the aggregate, at least 40% in voting power of the stock of the Company entitled to vote generally in the election of directors, any amendment, alteration, rescission or repeal of our bylaws by our stockholders requires the affirmative vote of a majority in voting power of the outstanding shares of our stock present in person or represented by proxy and entitled to vote on such amendment, alteration, rescission or repeal. At any time when our Sponsor and its affiliates beneficially own, in the aggregate, less than 40% in voting power of the stock of the Company entitled to vote generally in the election of directors, any amendment, alteration, rescission or repeal of our bylaws by our stockholders requires the affirmative vote of the holders of at least 66 2∕3% in voting power of all the then-outstanding shares of stock of the Company entitled to vote thereon, voting together as a single class.

The DGCL provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote thereon, voting together as a single class, is required to amend a corporation’s certificate of incorporation, unless the certificate of incorporation requires a greater percentage.

Our amended and restated certificate of incorporation provides that at any time when our Sponsor and its affiliates beneficially own, in the aggregate, less than 40% in voting power of the stock of the Company entitled to vote generally in the election of directors, the following provisions in our amended and restated certificate of incorporation may be amended, altered, repealed or rescinded only by the affirmative vote of the holders of at least 66 2∕3% in voting power of all the then-outstanding shares of stock of the Company entitled to vote thereon, voting together as a single class:

•	the provision requiring a 66 2∕3% supermajority vote for stockholders to amend our bylaws;
•	the provisions providing for a classified board of directors (the election and term of our directors);
•	the provisions regarding resignation and removal of directors;
•	the provisions regarding competition and corporate opportunities;
•	the provisions regarding entering into business combinations with interested stockholders;
•	the provisions regarding stockholder action by written consent;
•	the provisions regarding calling special meetings of stockholders;
•	the provisions regarding filling vacancies on our board of directors and newly created directorships;
•	the provisions eliminating monetary damages for breaches of fiduciary duty by a director; and
•	the amendment provision requiring that the above provisions be amended only with a 66 2∕3% supermajority vote.

The combination of the classification of our board of directors, the lack of cumulative voting and the supermajority voting requirements make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Because our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management.

These provisions may have the effect of deterring hostile takeovers, delaying, or preventing changes in control of our management or our Company, such as a merger, reorganization or tender offer. These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of us. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions are also intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. Such provisions may also have the effect of preventing changes in management.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, our stockholders have appraisal rights in connection with a merger or consolidation of us. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Stockholders’ Derivative Actions

Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.

Exclusive Forum

Our amended and restated certificate of incorporation provides that unless we consent to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for any (i) derivative action or proceeding brought on behalf of our Company, (ii) action asserting a claim of breach of a fiduciary duty owed by any director or officer of our Company to the Company or the Company’s stockholders, creditors or other constituents, (iii) action asserting a claim against the Company or any director or officer of the Company arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or our amended and restated bylaws or (iv) action asserting a claim against the Company or any director or officer of the Company governed by the internal affairs doctrine; provided, that, if and only if the Court of Chancery of the State of Delaware dismisses any such action for lack of subject matter jurisdiction, such action may be brought in another state court sitting in the State of Delaware. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of our Company shall be deemed to have notice of and consented to the forum provisions in our amended and restated certificate of incorporation. However, the enforceability of similar forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be unenforceable.

Conflicts of Interest

Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. Our amended and restated certificate of incorporation, to the maximum extent permitted from time to time by Delaware law, renounces any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to our officers, directors or stockholders or their respective affiliates, other than those officers, directors, stockholders or affiliates who are our or our subsidiaries’ employees. Our amended and restated certificate of incorporation provides that, to the fullest extent permitted by law, each of our Sponsor or any of its affiliates or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his director and officer capacities) or his or her affiliates has no duty to refrain from (i) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (ii) otherwise competing with us or our affiliates. In addition, to the fullest extent permitted by law, in the event that our Sponsor or any of its affiliates or any non-employee director acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself or himself or its or his affiliates or for us or our affiliates, such person will have no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and they may take any such opportunity for themselves or offer it to another person or entity. Our amended and restated certificate of incorporation does not renounce our interest in any business opportunity that is expressly offered to a non-employee director solely in his or her capacity as a director or officer of the Company. To the fullest extent permitted by law, no business opportunity will be deemed to be a potential corporate opportunity for us unless we would be permitted to undertake the opportunity under our amended and restated certificate of incorporation, we have sufficient financial resources to undertake the opportunity and the opportunity would be in line with our business.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. Our amended and restated certificate of incorporation includes a provision that eliminates the personal liability of directors for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions is to eliminate the rights of us and our stockholders, through stockholders’ derivative suits on our behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation does not apply to any director if the director has acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends, repurchases or redemptions or derived an improper benefit from his or her actions as a director.

Our amended and restated bylaws provide that we must generally indemnify, and advance expenses to, our directors and officers to the fullest extent authorized by the DGCL. We also are expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability, indemnification and advancement provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is       .

Listing

We intend to apply to list our common stock on        under the symbol “       ”.

SHARES ELIGIBLE FOR FUTURE SALE

Immediately prior to this offering, there was no public market for our common stock. Future sales of substantial amounts of common stock in the public market, or the perception that such sales may occur, could adversely affect the market price of our common stock. Although we have applied to have our common stock listed on       , we cannot assure you that there will be an active public market for our common stock.

Upon the closing of this offering, we will have outstanding an aggregate of        shares of common stock, assuming the issuance of        shares of common stock offered by us in this offering and no exercise of options or SARs after             , 2017. Of these shares, all shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, whose sales would be subject to the Rule 144 resale restrictions described below, other than the holding period requirement.

The remaining        shares of common stock will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below.

Subject to the lock-up agreement described below and the provisions of Rules 144 and 701 under the Securities Act, these restricted securities will be available for sale in the public market as follows:

Date	Number of Shares
On the date of this prospectus
90 days after the date of this prospectus
180 days after the date of this prospectus

In addition, of the           shares of our common stock that were subject to stock options outstanding as of       , options to purchase        shares of common stock were vested as of       , and, upon exercise, these shares will be eligible for sale subject to the lock-up agreements described below and Rules 144 and 701 under the Securities Act.

Lock-Up Agreements

We, our officers, directors and holders of all or substantially all our outstanding capital stock have agreed, subject to specified exceptions, not to directly or indirectly:

•	sell, offer, contract or grant any option to sell (including any short sale), pledge, transfer, establish an open “put equivalent position” within the meaning of Rule 16a-l(h) under the Exchange Act, or
•	otherwise dispose of any shares of common stock, options or warrants to acquire shares of common stock, or securities exchangeable or exercisable for or convertible into shares of common stock currently or hereafter owned either of record or beneficially, or
•	publicly announce an intention to do any of the foregoing for a period of days after the date of this prospectus without the prior written consent of .

This restriction terminates after the close of trading of the common stock on and including the 180th day after the date of this prospectus.

       may, in its sole discretion and at any time or from time to time before the termination of the 180-day period release all or any portion of the securities subject to lock-up agreements. There are no existing agreements between the underwriters and any of our shareholders who will execute a lock-up agreement, providing consent to the sale of shares prior to the expiration of the lock-up period.

Rule 144

Affiliate resales of restricted securities

In general, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is an affiliate of ours, or who was an affiliate at any time during the 90 days before a sale, who has beneficially owned shares of our common stock for at least six months would be entitled to sell in

“broker’s transactions” or certain “riskless principal transactions” or to market makers, a number of shares within any three month period that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; or
•	the average weekly trading volume in our common stock on during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Affiliate resales under Rule 144 are also subject to the availability of current public information about us. In addition, if the number of shares being sold under Rule 144 by an affiliate during any three month period exceeds 5,000 shares or has an aggregate sale price in excess of $50,000, the seller must file a notice on Form 144 with the Securities and Exchange Commission and        concurrently with either the placing of a sale order with the broker or the execution directly with a market maker.

Non-affiliate resales of restricted securities

In general, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is not an affiliate of ours at the time of sale, and has not been an affiliate at any time during the three months preceding a sale, and who has beneficially owned shares of our common stock for at least six months but less than a year, is entitled to sell such shares subject only to the availability of current public information about us. If such person has held our shares for at least one year, such person can resell under Rule 144(b)(1) without regard to any Rule 144 restrictions, including the 90-day public company requirement and the current public information requirement.

Non-affiliate resales are not subject to the manner of sale, volume limitation or notice filing provisions of Rule 144.

Rule 701

In general, under Rule 701, any of an issuer’s employees, directors, officers, consultants or advisors who purchases shares from the issuer in connection with a compensatory stock or option plan or other written agreement before the effective date of a registration statement under the Securities Act is entitled to sell such shares 90 days after such effective date in reliance on Rule 144. An affiliate of the issuer can resell shares in reliance on Rule 144 without having to comply with the holding period requirement, and non-affiliates of the issuer can resell shares in reliance on Rule 144 without having to comply with the current public information and holding period requirements.

The Securities and Exchange Commission has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after an issuer becomes subject to the reporting requirements of the Exchange Act.

Equity Plans

We intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of common stock subject to outstanding stock options and common stock issued or issuable under our equity incentive plans. We expect to file the registration statement covering shares offered pursuant to our equity incentive plans shortly after the date of this prospectus, permitting the resale of such shares by non-affiliates in the public market without restriction under the Securities Act and the sale by affiliates in the public market, subject to compliance with the resale provisions of Rule 144, other than the holding period requirement.

Registration Rights

Upon the closing of this offering, the holders of        shares of common stock or their transferees will be entitled to various rights with respect to the registration of these shares under the Securities Act.

Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. See “Certain Relationships and Related Person Transactions—Registration Rights Agreement” for additional information. Shares covered by a registration statement will be eligible for sale in the public market upon the expiration or release from the terms of the lock-up agreement.

Management, Director and Advisor Stockholder's Agreements

Our Management, Director and Advisor Stockholder's Agreements impose significant restrictions on transfers of shares of common stock. Generally, shares held by our management, directors and certain advisors are nontransferable by any means at any time prior to the earlier of (i) the occurrence of a Change in Control (as defined in the Management, Director and Advisor Stockholder's Agreements) or (ii) the later to occur of (a) the fifth anniversary of the execution of the applicable Management, Director and Advisor Stockholder’s Agreement, which was executed in most cases on the date of the first equity award, or (b) the consummation of an Initial Public Offering (as defined in the Management, Director and Advisor Stockholder's Agreements), except as described in “Certain Relationships and Related Party Transactions—Arrangements with Our Executive Officers—Management, Director and Advisor Stockholder's Agreement.” Exceptions include management, director and advisor stockholders’ limited “piggyback” registration rights with respect to certain registered offerings we conduct, following the initial public offering of our common stock. The maximum number of shares of common stock which a management, director or advisor stockholder may register is generally proportionate with the percentage of common stock being sold by certain affiliates of our Sponsor (relative to their holdings thereof).

CERTAIN UNITED STATES FEDERAL INCOME AND ESTATE TAX CONSEQUENCES TO
NON-U.S. HOLDERS

The following is a summary of certain U.S. federal income and estate tax consequences to a non-U.S. holder (as defined below) of the purchase, ownership and disposition of our common stock issued pursuant to this offering. Except where noted, this summary deals only with common stock that is held as a capital asset.

A “non-U.S. holder” means a beneficial owner of our common stock (other than an entity treated as a partnership for U.S. federal income tax purposes) that is not for U.S. federal income tax purposes any of the following:

•	an individual citizen or resident of the United States;
•	a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;
•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

This summary is based upon provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and U.S. Treasury regulations, administrative rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income and estate tax consequences different from those summarized below. This summary does not address all aspects of U.S. federal income and estate taxes, such as the Medicare contribution tax on net investment income, and does not deal with foreign, state, local or other tax considerations that may be relevant to non-U.S. holders in light of their particular circumstances. In addition, it does not represent a detailed description of the U.S. federal income tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws (including if you are a U.S. expatriate, “controlled foreign corporation,” “passive foreign investment company,” or a partnership or other pass-through entity for U.S. federal income tax purposes). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, you should consult your tax advisors.

If you are considering the purchase of our common stock, you should consult your own tax advisors concerning the particular U.S. federal income and estate tax consequences to you of the purchase, ownership or disposition of our common stock, as well as the consequences to you arising under other U.S. federal tax laws and the laws of any other taxing jurisdiction.

Dividends

In the event that we make a distribution of cash or other property (other than certain pro rata distributions of our common stock) in respect of our common stock, the distribution generally will be treated as a dividend for U.S. federal income tax purposes to the extent it is paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and will first be applied against and reduce a non-U.S. holder’s adjusted tax basis in the common stock, but not below zero. Any remaining excess will be treated as capital gain subject to the rules discussed below under “—Gain on Disposition of Common Stock.”

Dividends paid to a non-U.S. holder of our common stock generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment of the non-U.S. holder) are not subject to withholding, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to U.S. federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A non-U.S. holder of our common stock who wishes to claim the benefit of an applicable income tax treaty rate and avoid backup withholding, as discussed below, for dividends will be required (a) to provide the applicable withholding agent with a properly executed Internal Revenue Service (“IRS”) Form W-8BEN or Form W-8BEN-E (or other applicable form) and certify under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (b) if our common stock is held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable U.S. Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals.

A non-U.S. holder of our common stock eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Gain on Disposition of Common Stock

Subject to the discussion of backup withholding and FATCA below, any gain realized by a non-U.S. holder on the sale, exchange, or other taxable disposition of our common stock generally will not be subject to U.S. federal income tax unless:

•	the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment of the non-U.S. holder);
•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or
•	we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes and certain other conditions are met.

A non-U.S. holder described in the first bullet point immediately above will be subject to tax on the net gain derived from the sale or other disposition under regular graduated U.S. federal income tax rates applicable to such holder as if it were a United States person as defined under the Code. In addition, if a non-U.S. holder described in the first bullet point immediately above is a corporation for U.S. federal income tax purposes, it may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty.

An individual non-U.S. holder described in the second bullet point immediately above will be subject to a flat 30% (or such lower rate as may be specified by an applicable income tax treaty) tax on the gain derived from the sale or other disposition, which gain may be offset by U.S. source capital losses, even though the individual is not considered a resident of the United States.

We believe we are not and do not anticipate becoming a “United States real property holding corporation” for U.S. federal income tax purposes.

Federal Estate Tax

Common stock held by an individual non-U.S. holder at the time of death will be included in such holder’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

Information reporting generally will apply to the amount of dividends paid to each non-U.S. holder and any tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

A non-U.S. holder will be subject to backup withholding for dividends paid to such holder unless such holder certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), or such holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale or other disposition of our common stock made within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.

Additional Withholding Requirements

Under Sections 1471 through 1474 of the Code (such Sections commonly referred to as “FATCA”), a 30% U.S. federal withholding tax may apply to any dividends paid on our common stock, and, for a disposition of our common stock occurring after December 31, 2018, the gross proceeds from such disposition, in each case paid to (i) a “foreign financial institution” (as specifically defined in the Code) that does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA or (y) its compliance (or deemed compliance) with FATCA (which may alternatively be in the form of compliance with an intergovernmental agreement with the United States) in a manner that avoids withholding, or (ii) a “non-financial foreign entity” (as specifically defined in the Code) that does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA or (y) adequate information regarding certain substantial U.S. beneficial owners of such entity (if any). If a dividend payment is both subject to withholding under FATCA and subject to the withholding tax discussed above under “—Dividends,” the withholding under FATCA may be credited against, and therefore reduce, such other withholding tax. You should consult your own tax advisor regarding these requirements and whether they may be relevant to your ownership and disposition of our common stock.

UNDERWRITING (Conflicts of Interest)

We and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table.        and        are the representatives of the underwriters.

Underwriters	Number of Shares
KKR Capital Markets LLC
Total

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

The underwriters have an option to buy up to an additional        shares from us to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase        additional shares.

Paid by the Company	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $        per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The Company and its officers, directors and holders of substantially all of our common stock will agree with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date        days after the date of this prospectus, except with the prior written consent of the representatives. This agreement does not apply to any existing employee benefit plans. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

Prior to the offering, there has been no public market for the shares. The initial public offering price has been negotiated among us and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

We intend to apply to list our common stock on        under the symbol “       ”.

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on       , in the over-the-counter market or otherwise.

We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $       . We have also agreed to reimburse the underwriters for certain of their expenses in an amount up to $       .

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

Conflicts of Interest

Affiliates of our Sponsor beneficially own (through investment in KKR Renaissance Aggregator L.P.) in excess of 10% of our issued and outstanding common stock. Because KKR Capital Markets LLC, an affiliate of our Sponsor, is an underwriter and affiliates of our Sponsor beneficially own in excess of 10% of our issued and outstanding common stock, KKR Capital Markets LLC is deemed to have a “conflict of interest” under Rule 5121 of FINRA. Accordingly, this offering is being made in compliance with the requirements of Rule 5121. Pursuant to that rule, the appointment of a “qualified independent underwriter” is not required in connection with this offering as the underwriters primarily responsible for managing the public offering do not have a conflict of interest, are not affiliates of any underwriter that has a conflict of interest and meet the requirements of paragraph (f)(12)(E) of Rule 5121. KKR Capital Markets LLC will not confirm sales of the securities to any account over which it exercises discretionary authority without the specific written approval of the account holder.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), an offer of shares to the public may not be made in that Relevant

Member State, except that an offer of shares to the public may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;
(b)	to fewer than 100 or, if the Relevant Member State has implemented the relevant provisions of the 2010 Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer;
(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive.

provided that no such offer of shares shall result in a requirement for the publication of a prospectus pursuant to Article 3 of the Prospectus Directive or any measure implementing the Prospectus Directive in a Relevant Member State and each person who initially acquires any shares or to whom an offer is made will be deemed to have represented, warranted and agreed to and with the underwriters that it is a qualified investor within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, the expression Prospectus Directive means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State.

In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, such financial intermediary will also be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the underwriters has been obtained to each such proposed offer or resale.

Notice to Prospective Investors in the United Kingdom

In the United Kingdom, this prospectus is only addressed to and directed as qualified investors who are (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the Order); or (ii) high net worth entities and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). Any investment or investment activity to which this prospectus relates is available only to relevant persons and will only be engaged with relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.

Notice to Prospective Investors in Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (“Regulation 32”).

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

Notice to Prospective Investors in Japan

The shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any shares, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Notice to Prospective Investors in Canada

The shares may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principals that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus will be passed upon for us by Simpson Thacher & Bartlett LLP, New York, New York. Certain legal matters in connection with the offering will be passed upon for the underwriters by Latham & Watkins LLP, New York, New York.

Certain partners of Simpson Thacher & Bartlett LLP, members of their respective families, related persons and others have an indirect interest, through limited partnerships that are investors in funds affiliated with our Sponsor, in less than 1% of our common stock.

EXPERTS

The consolidated financial statements included in this prospectus and the related financial statement schedule included elsewhere in the Registration Statement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein and elsewhere in the Registration Statement. Such consolidated financial statements and financial statement schedule are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information about us and the common stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed thereto. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement.

Upon completion of this offering, we will be required to file periodic reports, proxy statements, and other information with the Securities and Exchange Commission pursuant to the Exchange Act. Our filings with the SEC will be available to the public on the SEC’s website at www.sec.gov. Those filings will also be available to the public on, or accessible through, our website at www.gardnerdenver.com. The information we file with the SEC or contained on or accessible through our corporate website or any other website that we may maintain is not part of this prospectus or the registration statement of which this prospectus is a part. You may read also and copy, at SEC prescribed rates, any document we file with the SEC, including the registration statement (and its exhibits) of which this prospectus is a part, at the SEC’s Public Reference Room, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference rooms by calling the Securities and Exchange Commission at 1-800-SEC-0330.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Gardner Denver Holdings, Inc.
Milwaukee, Wisconsin

We have audited the accompanying consolidated balance sheets of Gardner Denver Holdings, Inc. and subsidiaries (the “Company”) (formerly Renaissance Parent Corp.) as of December 31, 2016 and 2015, and the related consolidated statements of operations, comprehensive loss, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2016. Our audits also included the financial statement schedule listed in the Index at Item 16. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Gardner Denver Holdings, Inc. and subsidiaries as of December 31, 2016 and 2015, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects the information set forth therein.

/s/ DELOITTE & TOUCHE LLP

Milwaukee, Wisconsin
February 28, 2017

GARDNER DENVER HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollars in thousands, except per share amounts)

	For the Years Ended December 31,
	2016	2015	2014
Revenues	$1,939,436	$2,126,885	$2,570,005
Cost of sales	1,222,705	1,347,806	1,633,224
Gross Profit	716,731	779,079	936,781
Selling and administrative expenses	414,339	426,958	476,000
Amortization of intangible assets	124,178	115,398	113,265
Impairment of goodwill	—	343,300	220,600
Impairment of other intangible assets	25,252	78,125	14,423
Other operating expense, net	48,618	20,673	64,260
Operating Income (Loss)	104,344	(205,375)	48,233
Interest expense	170,338	162,861	164,376
Other income, net	(2,844)	(1,544)	(3,214)
Loss Before Income Taxes	(63,150)	(366,692)	(112,929)
(Benefit) provision for income taxes	(31,860)	(14,704)	22,996
Net Loss	(31,290)	(351,988)	(135,925)
Less: Net income (loss) attributable to noncontrolling interests	5,330	(835)	(902)
Net Loss Attributable to Gardner Denver Holdings, Inc.	$(36,620)	$(351,153)	$(135,023)
Basic and diluted loss per share	$(0.15)	$(1.44)	$(0.56)

The accompanying notes are an integral part of these consolidated financial statements.

GARDNER DENVER HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(Dollars in thousands)

	For the Years Ended December 31,
	2016	2015	2014
Comprehensive Loss Attributable to Gardner Denver Holdings, Inc.
Net loss attributable to Gardner Denver Holdings, Inc.	$(36,620)	$(351,153)	$(135,023)
Other comprehensive loss, net of tax:
Foreign currency translation adjustments, net	(76,135)	(136,319)	(160,755)
Foreign currency gains, net	13,586	32,627	45,808
Unrecognized losses on cash flow hedges, net	(987)	(15,899)	(28,541)
Pension and other postretirement prior service cost and gain or loss, net	(13,318)	(10,676)	(35,120)
Other comprehensive loss, net of tax	(76,854)	(130,267)	(178,608)
Comprehensive loss attributable to Gardner Denver Holdings, Inc.	$(113,474)	$(481,420)	$(313,631)
Comprehensive Income (Loss) Attributable to Noncontrolling Interests
Net income (loss) attributable to noncontrolling interests	$5,330	$(835)	$(902)
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments, net	1,362	(1,987)	(2,644)
Other comprehensive income (loss), net of tax	1,362	(1,987)	(2,644)
Comprehensive income (loss) attributable to Noncontrolling interests	$6,692	$(2,822)	$(3,546)
Total Comprehensive Loss	$(106,782)	$(484,242)	$(317,177)

The accompanying notes are an integral part of these consolidated financial statements.

GARDNER DENVER HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Dollars in thousands)

	For the Years Ended December 31,
	2016	2015
Assets
Current assets:
Cash and cash equivalents	$255,803	$228,322
Accounts receivable, net	441,578	403,250
Inventories	443,949	474,950
Other current assets	47,183	50,836
Total current assets	1,188,513	1,157,358
Property, plant, and equipment, net	358,391	340,765
Goodwill	1,154,652	1,191,005
Other intangible assets, net	1,469,922	1,644,179
Deferred tax assets	1,376	9,438
Other assets	143,094	119,301
Total assets	$4,315,948	$4,462,046
Liabilities and Stockholders’ Equity
Current liabilities:
Short-term borrowings and current maturities of long-term debt	$24,465	$25,388
Accounts payable	214,856	156,868
Accrued liabilities	258,528	249,023
Total current liabilities	497,849	431,279
Long-term debt, less current maturities	2,753,794	2,769,459
Pensions and other postretirement benefits	122,710	114,065
Deferred income taxes	487,632	578,958
Other liabilities	182,205	162,750
Total liabilities	4,044,190	4,056,511
Commitments and contingencies (Note 18)
Stockholders' equity:
Common stock, $0.01 par value; 1,000,000,000 shares authorized; 245,867,122 and 245,369,363 shares issued at December 31, 2016 and December 31, 2015, respectively	2,459	2,454
Capital in excess of par value	1,221,469	1,218,216
Accumulated deficit	(596,233)	(559,613)
Accumulated other comprehensive loss	(342,364)	(265,510)
Treasury stock at cost; 3,098,733 and 944,839 at
December 31, 2016 and 2015, respectively	(19,423)	(5,314)
Total Gardner Denver Holdings, Inc. stockholders' equity	265,908	390,233
Noncontrolling interests	5,850	15,302
Total stockholders’ equity	271,758	405,535
Total liabilities and stockholders' equity	$4,315,948	$4,462,046

The accompanying notes are an integral part of these consolidated financial statements.

GARDNER DENVER HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
(Dollars in thousands)

	For the Years Ended December 31,
	2016	2015	2014
Number of Common Shares Issued (in thousands)
Balance at beginning of period	245,369	244,728	241,665
Stock issued for management	498	641	3,063
Balance at end of period	245,867	245,369	244,728
Common Stock
Balance at beginning of period	$2,454	$2,447	$2,417
Stock issued for management	5	7	30
Balance at end of period	$2,459	$2,454	$2,447
Capital in Excess of Par Value
Balance at beginning of period	$1,218,216	$1,214,054	$1,198,196
Stock issued for management	3,253	4,162	15,858
Balance at end of period	$1,221,469	$1,218,216	$1,214,054
Accumulated Deficit
Balance at beginning of period	$(559,613)	$(208,460)	$(73,437)
Net loss attributable to Gardner Denver Holdings, Inc.	(36,620)	(351,153)	(135,023)
Balance at end of period	$(596,233)	$(559,613)	$(208,460)
Accumulated Other Comprehensive (Loss) Income
Balance at beginning of period	$(265,510)	$(135,243)	$43,365
Foreign currency translation adjustments, net	(76,135)	(136,319)	(160,755)
Foreign currency gains, net	13,586	32,627	45,808
Unrecognized losses on cash flow hedges, net	(987)	(15,899)	(28,541)
Pension and other postretirement prior service cost and gain or loss, net	(13,318)	(10,676)	(35,120)
Balance at end of period	$(342,364)	$(265,510)	$(135,243)
Treasury Stock
Balance at beginning of period	$(5,314)	$(3,210)	$—
Purchases of treasury stock	(14,109)	(2,104)	(3,210)
Balance at end of period	$(19,423)	$(5,314)	$(3,210)
Total Gardner Denver Holdings, Inc. Stockholders’ Equity	$265,908	$390,233	$869,588
Noncontrolling Interests
Balance at beginning of period	$15,302	$19,002	$23,806
Net income (loss) attributable to noncontrolling interests	5,330	(835)	(902)
Dividends to minority stockholders	(889)	(878)	(1,159)
Acquisition of noncontrolling interests	—	—	(99)
Foreign currency translation adjustments, net	1,362	(1,987)	(2,644)
Correction of purchase accounting allocation (Note 1)	(15,255)	—	—
Balance at end of period	$5,850	$15,302	$19,002
Total Stockholders’ Equity	$271,758	$405,535	$888,590

The accompanying notes are an integral part of these consolidated financial statements.

GARDNER DENVER HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in thousands)

	For the Years Ended December 31,
	2016	2015	2014
Cash Flows From Operating Activities:
Net loss	$(31,290)	$(351,988)	$(135,925)
Adjustments to reconcile net loss to net cash provided by operating activities:
Amortization of intangible assets	124,178	115,398	113,265
Depreciation in cost of sales	41,080	39,590	40,123
Depreciation in selling and administrative expenses	7,467	8,036	6,962
Impairment of goodwill and other intangible assets	25,252	421,425	235,023
Foreign currency transaction (gains) losses, net	(5,867)	1,054	1,884
Net loss (gain) on asset dispositions	124	(4,510)	1,033
Non-cash change in LIFO reserve	(2,210)	(1,983)	(2,571)
Deferred income taxes	(84,359)	(63,507)	(25,140)
Changes in assets and liabilities:
Receivables	(48,802)	83,938	(69,981)
Inventories	23,455	(27,754)	(51,008)
Accounts payable	58,099	(46,774)	12,193
Accrued liabilities	21,186	30,679	(7,597)
Other assets and liabilities, net	37,331	(31,538)	23,544
Net cash provided by operating activities	165,644	172,066	141,805
Cash Flows From Investing Activities:
Capital expenditures	(74,416)	(70,973)	(73,546)
Net cash paid in business combinations	(18,780)	(26,179)	(82,319)
Net cash received in business divestitures	4,897	—	—
Disposals of property, plant, and equipment	6,223	13,138	459
Net cash used in investing activities	(82,076)	(84,014)	(155,406)
Cash Flows From Financing Activities:
Principal payments on short-term borrowings	—	(7,186)	(5,693)
Proceeds from short-term borrowings	—	479	14,144
Principal payments on long-term debt	(26,482)	(73,592)	(400,704)
Proceeds from long-term debt	992	47,100	377,157
Proceeds from the issuance of common stock	3,258	4,168	15,888
Purchases of treasury stock	(14,109)	(2,104)	(3,210)
Payments of contingent consideration	(4,658)	(3,000)	—
Payments of debt issuance costs	(1,104)	—	—
Purchase of shares from noncontrolling interests	—	—	(121)
Other	(899)	(887)	(1,159)
Net cash used in financing activities	(43,002)	(35,022)	(3,698)
Effect of exchange rate changes on cash and cash equivalents	(13,085)	(8,865)	(17,208)
Increase (Decrease) in cash and cash equivalents	27,481	44,165	(34,507)
Cash and cash equivalents, beginning of year	228,322	184,157	218,664
Cash and cash equivalents, end of year	$255,803	$228,322	$184,157
Supplemental Cash Flow Information
Cash paid for income taxes	$35,472	$53,782	$56,624
Cash paid for interest	$153,932	$144,588	$151,732
Capital expenditures in accounts payable	$7,204	$2,143	$3,680
Property and equipment acquired under capital leases	$7,716	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

GARDNER DENVER HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except per share amounts and amounts described in millions)

Note 1: Summary of Significant Accounting Policies

Overview and Basis of Presentation

Gardner Denver Holdings, Inc. is an affiliate of Kohlberg Kravis and Roberts & Co. L.P. (“KKR”) and a holding company whose operating subsidiary is Gardner Denver, Inc. Gardner Denver Inc. is a diversified, global manufacturer of highly engineered, application-critical flow control products and provider of related aftermarket parts and services.

The accompanying consolidated financial statements include the accounts of Gardner Denver Holdings, Inc. and its majority-owned subsidiaries (collectively referred to herein as “Gardner Denver” or the “Company”). The Company was previously reported as Gardner Denver, Inc. On July 30, 2013, Gardner Denver, Inc. was acquired by an affiliate of KKR. The acquisition (also referred to as the “Merger”) was effected by the merger of Renaissance Acquisition Corp., a subsidiary of the Company, with and into Gardner Denver, Inc., with Gardner Denver, Inc. being the surviving corporation. As a result of the Merger, Gardner Denver, Inc. became a wholly-owned subsidiary of Renaissance Parent Corp. Effective February 23, 2017 the name of the Company was changed from Renaissance Parent Corp. to Gardner Denver Holdings, Inc.

Gardner Denver Holdings, Inc. has no independent operations and accordingly, there were no items attributable to Gardner Denver Holdings, Inc. which affected the consolidated income statement for the year ended December 31, 2016. Apart from a de minimis cash balance as of December 31, 2016 and 2015, the only asset of Gardner Denver Holdings, Inc. consisted of its equity interest in Gardner Denver, Inc.

During the first quarter of 2016, the Company modified its presentation of research and development expenditures within the Consolidated Statements of Operations. Under the modified presentation, research and development expenditures are included within the operating expense line “Selling and administrative expenses,” whereas they were previously included in “Cost of sales.” Including research and development expenditures in “Selling and administrative expenses” better classifies the expenditures as incurred for the development, marketing, and selling of the Company’s products.

The Consolidated Statements of Operations for the years ended December 31, 2015 and 2014 have been reclassified to reflect this change in presentation. The impact of this reclassification on the year ended December 31, 2015 was a decrease in “Cost of sales” of $25.9 million with a corresponding increase to “Selling and administrative expenses,” of $25.9 million. The impact of this reclassification on the year ended December 31, 2014 was a decrease in “Cost of sales” of $25.6 million with a corresponding increase to “Selling and administrative expenses,” of $25.6 million. This reclassification has no impact on any other line item of the Consolidated Statements of Operations.

During the year ended December 31, 2016, the Company recorded an adjustment of $15.3 million to decrease goodwill and non-controlling interest to correct an immaterial error made in the original purchase price allocation of the Merger. As a result of an error in the allocation of intangible assets to the subsidiary with the non-controlling interest, amortization expense attributed in the determination of non-controlling interest was overstated subsequent to July 30, 2013. As such, net income attributable to non-controlling interest for the year ended December 31, 2016 includes an adjustment to reverse $4.7 million of amortization, net of tax, for periods from the date of acquisition on July 30, 2013 through December 31, 2015 which was erroneously attributed to the non-controlling interest.

The Company has evaluated subsequent events through February 28, 2017.

Principles of Consolidation

The accompanying consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and include the accounts of the Company and its majority-owned subsidiaries. All intercompany transactions and accounts have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. The Company regularly evaluates the estimates and assumptions related to the allowance for doubtful accounts, inventory valuation, warranty reserves, fair value of stock-based awards, goodwill, intangible asset, and long-lived asset valuations, employee benefit plan liabilities, income tax liabilities and deferred tax assets and related valuation allowances, uncertain tax positions, restructuring reserves, and litigation and other loss contingencies. Actual results could differ materially and adversely from those estimates and assumptions, and such results could affect the Company’s consolidated net income, financial position, or cash flows.

Foreign Currency Translation

Assets and liabilities of the Company’s foreign subsidiaries, where the functional currency is not the U.S. Dollar (“USD”), are translated at the exchange rate in effect at the balance sheet date, while revenues and expenses are translated at average rates prevailing during the year. Adjustments resulting from the translation of the assets and liabilities of foreign operations into USD are excluded from the determination of net income, and are reported in accumulated other comprehensive (loss) income, a separate component of stockholders’ equity, and included as a component of other comprehensive (loss) income. Assets and liabilities of subsidiaries that are denominated in currencies other than the subsidiaries’ functional currency are remeasured into the functional currency using end of period exchange rates, or historical rates for certain balances, where applicable. Gains and losses related to these remeasurements are recorded within the Consolidated Statements of Operations as a component of “Other operating expense, net.”

Revenue Recognition

The Company recognizes revenue from the sale of products and services to end customers and distributors under the provisions of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification 605, Revenue Recognition. Accordingly, revenue is recognized only when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, and collectability of the fixed or determinable sales price is reasonably assured. Provisions are made for estimated returns at time of sale for arrangements with distributors that include rights of return. In arrangements involving sales of products that include customer-specific acceptance criteria, revenue is recognized after formal customer acceptance occurs or at delivery if the Company has reliably demonstrated that all specified customer acceptance criteria have been met. In arrangements where installation is required after delivery, revenue is recognized for the product upon shipment when the installation obligation is not essential to the functionality of the delivered product, or upon installation if essential to the functionality of the product. Revenue from installation is recognized when the installation is completed. Certain sales of products involve inconsequential or perfunctory performance obligations after delivery, such as product documentation. When remaining undelivered performance obligations under an arrangement are inconsequential or perfunctory, revenue is recognized and a provision for the cost of unperformed obligations is recorded. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined to be probable.

Service revenue is recognized when services are performed and collection is reasonably assured. For maintenance and extended warranty arrangements with customers, revenue is recognized on a straight-line basis over the life of the contract, unless sufficient historical evidence indicates that the cost of providing these services is incurred on an other than straight-line basis. Service revenue represents less than 10% of consolidated revenue.

Cost of Sales

Cost of sales includes the costs the Company incurs, including purchased materials, labor and overhead related to manufactured products and aftermarket parts sold during a period. Depreciation related to manufacturing equipment and facilities is included in cost of sales. Purchased materials represents the majority of cost of sales, with steel, aluminum, copper and partially finished castings representing the most significant materials inputs.

Cost of sales for services includes the direct costs the Company incurs including direct labor, parts and other overhead costs including depreciation of equipment and facilities used to deliver repair, maintenance, and other field services activities to the Company’s customers.

Selling and Administrative Expenses

Selling and administrative expenses consist of (i) employee related salary, benefits and other expenses for selling, administrative functions and other activities not associated with the manufacture of products or delivery of services to customers; (ii) the costs of marketing and direct costs of selling products and services to customers including internal and external sales commissions; (iii) facilities costs including office rent, maintenance, depreciation, and insurance for selling and administrative activities; (iv) research and development expenditures; (v) professional and consultant fees; and (vi) sponsor fees and expenses.

Cash and Cash Equivalents

Cash and cash equivalents are highly liquid investments primarily consisting of demand deposits and have original maturities of three months or less. Accordingly, the carrying amount of such instruments is considered a reasonable estimate of fair value. As of December 31, 2016, cash of $2.6 million was pledged to financial institutions as collateral to support the issuance of standby letters of credit and similar instruments on behalf of the Company.

Accounts Receivable

Trade accounts receivable consist of amounts owed for products shipped to or services performed for customers. Reviews of customers’ creditworthiness are performed prior to order acceptance or order shipment.

Trade accounts receivable are recorded at net realizable value. This value includes an appropriate allowance for doubtful accounts for estimated losses that may result from the Company’s inability to fully collect amounts due from its customers. The allowance is determined based on a combination of factors, including the length of time that the trade receivables are past due, history of write-offs, and the Company’s knowledge of circumstances relating to specific customers’ ability to meet their financial obligations.

Inventories

Inventories, which consist primarily of raw materials and finished goods, are carried at the lower of cost or net realizable value. Fixed manufacturing overhead is allocated to the cost of inventory based on the normal capacity of production facilities. Unallocated overhead during periods of abnormally low production levels is recognized as cost of sales in the period in which it is incurred.

Property, Plant, and Equipment

Property, plant, and equipment includes the historical cost of land, buildings, equipment, and significant improvements to existing plant and equipment or in the case of acquisitions, a fair market value appraisal of such assets completed at the time of acquisition. Repair and maintenance costs that do not extend the useful life of an asset are recorded as an expense as incurred. Depreciation is provided using the straight-line method over the estimated useful lives of the assets, which are generally as follows: buildings — 10 to 50 years; machinery and equipment — 7 to 15 years; office furniture and equipment — 3 to 10 years; and tooling, dies, patterns, etc. — 3 to 7 years.

Goodwill and Indefinite-Lived Intangible Assets

Goodwill is recorded as the difference, if any, between the aggregate consideration paid for an acquisition and the fair value of the net tangible and intangible assets acquired, liabilities assumed, and non-controlling interests, if any. Intangible assets, including goodwill, are assigned to the Company’s reporting units based upon their fair value at the time of acquisition. Goodwill and indefinite-lived intangibles such as trademarks are not subject to amortization but are assessed for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired or that there is a probable reduction in the fair value of a reporting unit below its aggregate carrying value.

The Company tests goodwill for impairment annually in the fourth quarter of each year using data as of October 1 of that year. The impairment test consists of two steps: in step one, the carrying value of the reporting unit is compared with its fair value; in step two, which is applied when the carrying value is more than its fair value, the amount of goodwill impairment, if any, is derived by deducting the fair value of the reporting unit’s assets and liabilities from the fair value of its equity, and comparing that amount with the carrying amount of goodwill. The Company determined fair values for each of the reporting units using a combination of the income and market multiple approaches which are weighted 75% and 25%, respectively.

Under the market approach, the Company applies performance multiples from comparable public companies, adjusted for relative risk, profitability, and growth considerations, to the reporting units to estimate fair value. Under the income approach, fair value is determined based on the present value of estimated future cash flows, discounted at an appropriate risk-adjusted rate. The Company uses its internal forecasts to estimate future cash flows and includes an estimate of long-term future growth rates based on its most recent views of the long-term outlook for each reporting unit. Actual results may differ from those assumed in the Company’s forecasts. The Company derives its discount rates using a capital asset pricing model and analyzing published rates for industries relevant to its reporting units to estimate the cost of equity financing. The Company uses discount rates that are commensurate with the risks and uncertainty inherent in the respective businesses and in its internally developed forecasts.

The Company tests intangible assets with indefinite lives annually for impairment using a relief from royalty discounted cash flow fair value model. The quantitative impairment test for indefinite-lived intangible assets involves a comparison of the estimated fair value of the intangible asset with its carrying value. If the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. The relief from royalty method requires the Company to estimate forecasted revenues and determine appropriate discount rates, royalty rates, and terminal growth rates.

See Note 8 “Goodwill and Other Intangible Assets” for additional information related to impairment testing for goodwill and other intangible assets.

Long-Lived Assets Including Intangible Assets With Finite Useful Lives

Intangible assets with finite useful lives are amortized on a straight-line basis over their estimated useful lives, which vary depending on the type of intangible assets. The estimated useful lives are as follows: customer lists and relationships — 12-13 years, acquired technology — 12, 15, or 25 years, certain trademarks — 10 years, and other intangibles —predominately 5 years.

The Company reviews long-lived assets, including identified intangible assets with finite useful lives and subject to amortization for impairment, whenever events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Determining whether an impairment loss occurred requires comparing the carrying amount to the sum of undiscounted cash flows expected to be generated by the asset. Such events and circumstances include the occurrence of an adverse change in the market involving the business employing the related long-lived assets or a situation in which it is more likely than not that the Company will dispose of such assets. If the comparison indicates that there is impairment, the impairment loss to be recognized as a non-cash charge to earnings is measured by the amount by which the carrying amount of the assets exceeds their fair value and the impaired assets are written down to their fair value or, if fair value is not readily determinable, to an estimated fair value based on discounted expected future cash flows. Assets to be disposed are reported at the lower of the carrying amount or fair value, less costs to dispose.

Warranty Reserves

Most of the Company’s product sales are covered by warranty provisions that generally provide for the repair or replacement of qualifying defective items for a specified period after the time of sale, typically 12 months. The Company establishes reserves for estimated product warranty costs at the time revenue is recognized based upon historical warranty experience and additionally for any known product warranty issues. The Company’s warranty obligation has been and may in the future be affected by product failure rates, repair or field replacement costs, and additional development costs incurred in correcting any product failure.

Stock-Based Compensation

Stock-based compensation is measured for all stock-based equity awards made to employees and non-employee directors based on the estimated fair value as of the grant date. The determination of the fair values of stock-based awards at the grant date requires judgment, including estimating the expected term of the relevant stock-based payment awards and the expected volatility of the Company’s stock. The fair value of each stock option grant under the Stock-Based Compensation Plan is estimated on the date of grant or modification using the Black-Scholes-Merton option-pricing model. The expected stock volatility assumption was based on an average of the historical volatility of certain of our competitors’ stocks over the expected term of the stock options.

The Company recognized an immaterial amount of stock-based compensation expense for the years ended December 31, 2016, 2015, and 2014 related to a subset of the plan that converted to a liability plan as described in Note 15 “Stock-based Compensation Plans”.

See Note 15 “Stock-Based Compensation Plans” for additional information regarding the Company’s equity compensation plans.

Pension and Other Postretirement Benefits

The Company sponsors a number of pension plans and other postretirement benefit plans worldwide. The calculation of the pension and other postretirement benefit obligations and net periodic benefit cost under these plans requires the use of actuarial valuation methods and assumptions. These assumptions include the discount rates used to value the projected benefit obligations, future rate of compensation increases, expected rates of return on plan assets and expected healthcare cost trend rates. The discount rates selected to measure the present value of the Company’s benefit obligations as of December 31, 2016 and 2015 were derived by examining the rates of high-quality, fixed income securities whose cash flows or duration match the timing and amount of expected benefit payments under the plans. In accordance with GAAP, actual results that differ from the Company’s assumptions are recorded in accumulated other comprehensive income (loss) and amortized through net periodic benefit cost over future periods. While management believes that the assumptions are appropriate, differences in actual experience or changes in assumptions may affect the Company’s pension and other postretirement benefit obligations and future net periodic benefit cost.

See Note 11 “Benefit Plans” for disclosures related to Gardner Denver’s benefit plans, including quantitative disclosures reflecting the impact that changes in certain assumptions would have on service and interest costs and benefit obligations.

Income Taxes

The Company has determined income tax expense and other deferred income tax information based on the asset and liability method. Deferred income taxes are provided on temporary differences between assets and liabilities for financial and tax reporting purposes as measured by enacted tax rates expected to apply when temporary differences are settled or realized. A valuation allowance is established for the portion of deferred tax assets for which it is not more likely than not that a tax benefit will be realized.

Tax benefits are recognized only for tax positions that are more likely than not to be sustained upon examination by tax authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50% likely to be realized upon ultimate settlement. Unrecognized tax benefits are tax benefits claimed in the Company’s tax returns that do not meet these recognition and measurement standards. The Company believes that its income tax liabilities, including related interest, are adequate in relation to the potential for additional tax assessments. There is a risk, however, that the amounts ultimately paid upon resolution of audits could be materially different from the amounts previously included in income tax expense and, therefore, could have a material impact on the Company’s tax provision, net income, and cash flows. The Company reviews its liabilities quarterly, and may adjust such liabilities due to proposed assessments by tax authorities, changes in facts and circumstances, issuance of new regulations or new case law, negotiations between tax authorities of different countries concerning transfer prices, the resolution of audits, or the expiration of statutes of limitations. Adjustments are most likely to occur in the year during which major audits are closed.

Research and Development

For the years ended December 31, 2016, 2015, and 2014, the Company spent approximately $22 million, $26 million, and $26 million, respectively, on research activities relating to the development of new products and new product applications. All such expenditures were funded by the Company and were expensed as incurred.

Derivative Financial Instruments

All derivative financial instruments are reported on the balance sheet at fair value. For derivative instruments that are not designated as hedges, any gain or loss on the derivatives is recognized in earnings in the current period. A derivative instrument may be designated as a hedge of the exposure to: (1) changes in the fair value of an asset, liability, or firm commitment, or (2) variability in expected future cash flows, if the hedging relationship is expected to be highly effective in offsetting changes in fair value or cash flows attributable to the hedged risk during the period of designation or as a hedge of a net investment in a foreign operation. If a derivative is designated as a fair value hedge, the gain or loss on the derivative and the offsetting loss or gain on the hedged asset, liability, or firm commitment are recognized in earnings. For derivative instruments designated as a cash flow hedge or an eligible net investment in a foreign operation, the effective portion of the gain or loss on the derivative instrument is reported as a component of accumulated other comprehensive income and reclassified to earnings in the same period that the hedged transaction affects earnings. The ineffective portion of the gain or loss is immediately recognized in earnings. Gains or losses on derivative instruments recognized in earnings are reported in the same line item as the associated hedged transaction in the Consolidated Statements of Operations.

Hedge accounting is discontinued prospectively when (1) it is determined that a derivative is no longer effective in offsetting changes in the fair value or cash flows of a hedged item; (2) the derivative is sold, terminated, or exercised; (3) the hedged item no longer meets the definition of a firm commitment; or (4) it is unlikely that a forecasted transaction will occur within two months of the originally specified time period.

When hedge accounting is discontinued because it is determined that the derivative no longer qualifies as an effective fair-value hedge, the derivative continues to be carried on the balance sheet at its fair value, and the hedged asset or liability is no longer adjusted for changes in fair value. When cash flow hedge accounting is discontinued because the derivative is sold, terminated, or exercised, the net gain or loss remains in accumulated other comprehensive income and is reclassified into earnings in the same period that the hedged transaction affects earnings or until it becomes unlikely that a hedged forecasted transaction will occur within two months of the originally scheduled time period. When hedge accounting is discontinued because a hedged item no longer meets the definition of a firm commitment, the derivative continues to be carried on the balance sheet at its fair value, and any asset or liability that was recorded pursuant to recognition of the firm commitment is removed from the balance sheet and recognized as a gain or loss currently in earnings. When hedge accounting is discontinued because it is probable that a forecasted transaction will not occur within two months of the originally specified time period, the derivative continues to be carried on the balance sheet at its fair value, and gains and losses reported in accumulated other comprehensive income are recognized immediately in earnings.

Comprehensive Loss

The Company’s comprehensive loss consists of net loss and other comprehensive loss, consisting of (i) unrealized foreign currency net gains and losses on the translation of the assets and liabilities of its foreign operations; (ii) realized and unrealized foreign currency gains and losses on intercompany notes of a long-term nature and hedges of net investments in foreign operations, net of income taxes; (iii) unrealized gains and losses on cash flow hedges (consisting of interest rate swaps), net of income taxes; and (iv) pension and other postretirement prior service cost and actuarial gains or losses, net of income taxes. See Note 13 “Accumulated Other Comprehensive Loss.”

Restructuring Charges

The Company incurs costs in connection with the closure and consolidation of facilities and other actions. Such costs include employee termination benefits (one-time arrangements and benefits attributable to prior service), termination of contractual obligations, and other direct incremental costs.

A liability is established through a charge to operations for (i) one-time employee termination benefits when management commits to a plan of termination; (ii) employee termination benefits that accumulate or vest based on prior service when it becomes probable that such termination benefits will be paid and the amount of the payment can be reasonably estimated; and (iii) contract termination costs when the contract is terminated or the Company becomes contractually obligated to make such payment. If an operating lease is not terminated, a liability is established when the Company completely ceases use of the leased property. Other direct incremental costs are charged to operations as incurred.

Charges recorded in connection with restructuring plans are included in “Other operating expense, net” in the Consolidated Statements of Operations.

Business Combinations

The Company accounts for business combinations by applying the acquisition method. The Company’s consolidated financial statements include the operating results of acquired entities from the respective dates of acquisition. The Company recognizes and measures the identifiable assets acquired, liabilities assumed, and any noncontrolling interest as of the acquisition date at fair value. The excess, if any, of total consideration transferred in a business combination over the fair value of identifiable assets acquired, liabilities assumed, and any noncontrolling interest is recognized as goodwill in the Consolidated Balance Sheets. Costs incurred by the Company to effect a business combination other than costs related to the issuance of debt or equity securities are included in the Consolidated Statements of Operations in the period the costs are incurred.

Loss (Earnings) per Share

The calculation of loss (earnings) per share (“EPS”) is based on the weighted-average number of the Company’s shares outstanding for the applicable period. The calculation of diluted loss (earnings) per share reflects the effect of all dilutive potential shares that were outstanding during the respective periods, unless the effect of doing so is antidilutive. The Company uses the treasury stock method to calculate the effect of outstanding share-based compensation awards.

Note 2: New Accounting Standards

Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (Topic 606). Amendments in this update will replace most of the existing GAAP revenue recognition guidance. The core principle of this ASU is that an entity should recognize revenue for the transfer of goods or services equal to the amount that it expects to be entitled to receive for those goods or services. The ASU requires additional disclosure about the nature, amount, timing, and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments, and changes in judgments. The ASU is effective for public companies beginning in the first quarter of 2018 and private companies beginning in the first quarter of 2019. The ASU allows for full retrospective adoption applied to all periods presented or modified retrospective adoption with the cumulative effect of initially applying the update recognized at the date of initial application. The Company has engaged a third party, formed an internal working group, and is in the process of completing a diagnostic to assess the potential impacts of this standard. As the Company progresses towards completion of the diagnostic, the method and timing of adoption will be further determined.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The amendments in this update will replace most of the existing GAAP lease accounting guidance in order to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. The ASU is effective for public companies beginning in the first quarter of 2019 and private companies beginning with the fiscal year end of 2020. The ASU requires lessees and lessors to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. This approach allows a Company to elect to use a number of optional practical expedients. The Company is currently assessing the impact of this ASU on the consolidated financial statements and evaluating the method and timing of adoption.

Effective September 30, 2016, the Company adopted ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments, which confirmed its classifications within the consolidated cash flow statements, and did not impact previously issued financial results.

Effective December 31, 2016, the Company adopted ASU 2015-03, Interest-Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs (“ASU 2015-03”) on a retrospective basis. As required by ASU 2015-03, all debt issuance costs related to a recognized debt liability are classified as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts, which is a change from the historical presentation whereby the debt issuance costs were classified as an asset. Upon adoption of ASU 2015-03, debt issuance costs simultaneously reduced “Other assets” and “Long-term debt, less current maturities” by $71.9 million as of December 31, 2015. Debt issuance costs presented as a deduction from the carrying amount of debt as of December 31, 2016 was $58.9 million.

Note 3: Business Combinations

The Company acquired three businesses during the three years ended December 31, 2016. Proforma information regarding these acquisitions is not considered significant and has not been disclosed.

Acquisitions of ILS Innovative Laborsysteme GmbH and Zinsser Analytic GmbH

On August 31, 2016, the Company acquired 100% of the stock of ILS Innovative Laborsysteme GmbH (“ILS”) and Zinsser Analytic GmbH (“Zinsser Analytic”). ILS is a leading manufacturer of highly specialized micro-syringes and valves that are used in liquid handling instruments and is a global supplier to the world’s leading laboratory equipment manufacturers, laboratories, and laboratory consumables distributors. Zinsser Analytic is an established provider of customized automated liquid handling systems, and also offers consumable products including polyethylene that are used in diagnostic or clinical labs. The Company acquired all of the assets and assumed certain liabilities of ILS and Zinsser Analytic for approximately $18.8 million, net of cash acquired. The operating results of ILS and Zinsser Analytic are included in the Company’s consolidated financial statements from the acquisition date and are included in the Medical segment. None of the goodwill resulting from this acquisition is deductible for tax purposes.

Acquisition of TriContinent Scientific, Inc.

On April 30, 2015, the Company acquired 100% of the stock of TriContinent Scientific, Inc (“TriContinent”), a manufacturer of OEM precision syringe pumps and related technologies. This acquisition extended the customer offerings of Medical to include liquid handling systems for the medical diagnostics and biotechnology diagnostic and analytics industries. The Company acquired all of the assets and assumed certain liabilities of TriContinent for total consideration of $30.8 million. Total consideration is comprised of cash of $28.8 million and equity of $2.0 million. Included in the cash consideration was an indemnity holdback of $4.7 million that was paid in the fourth quarter of 2016. The operating results of TriContinent are included in the Company’s consolidated financial statements from the acquisition date and are included in the Medical segment. None of the goodwill resulting from this acquisition is deductible for tax purposes.

Acquisition of Garo S.p.A

On October 30, 2014, the Company acquired 100% of the stock of Garo S.p.A. (“Garo”), a manufacturer of liquid ring compressors and packaged systems. The Company acquired all of the assets and assumed certain liabilities of Garo for total cash consideration of $81.8 million, net of cash acquired, consisting entirely of payments to the former shareholders. The operating results of Garo are included in the Company’s consolidated financial statements from the acquisition date and are included in the Energy segment. None of the goodwill resulting from this acquisition is deductible for tax purposes.

Acquisition Revenues and Operating Income (Loss)

The revenue included in the financial statements for these acquisitions subsequent to their date of acquisition was $89.1 million, $59.8 million, and $10.3 million for the years ended December 31, 2016, 2015 and 2014, respectively. For the years ended December 31, 2016 and 2015 operating income included in the financial statements for the acquisitions described above, subsequent to their date of acquisition was $19.6 million and $13.9 million, respectively. For the year ended December 31, 2014 operating loss included in the financial statements for the acquisitions described above, subsequent to their date of acquisition was $0.8 million.

Note 4: Restructuring

Industrials Restructuring Program

During the second quarter of 2016, the Company revised and expanded the Industrials restructuring program announced in the third quarter of 2014. The revised program maintains the focus on rationalizing the European manufacturing footprint of the Industrials segment, including the consolidation of manufacturing and distribution operations in Europe and the relocation of certain production to China. The revised program also includes employee and other actions designed to reduce selling, administrative, and other expenses. The Company expects to generate significant cost savings from these efforts.

As of December 31, 2016, $32.7 million has been charged to expense through “Other operating expense, net” in the Consolidated Statements of Operations, related to the Industrials restructuring program. Additionally, in the second quarter of 2016, a $1.5 million charge was made for the impairment of a trademark that will be discontinued and is included in “Impairment of other intangible assets” in the Consolidated Statements of Operations.

The Company expects to incur approximately $40 to $45 million in restructuring charges relating to the Industrials restructuring program. The Company expects the Industrials restructuring program to conclude in 2017.

Energy Restructuring Program

In the fourth quarter of 2016, the Company committed to a restructuring program in the Energy segment (“Energy restructuring program”) to rationalize manufacturing facilities and to otherwise reduce operating costs. Actions include employee reductions primarily in North America, Europe, and China and the closure of a production facility in North America. The Company expects to generate significant cost savings from these actions.

As of December 31, 2016, $5.8 million has been charged to expense through “Other operating expense, net” in the Consolidated Statements of Operations, related to the Energy restructuring program. The Company expects to incur approximately $6 to $7 million in restructuring charges related to the Energy restructuring program. The Company expects the Energy restructuring program to conclude in 2017.

Medical Restructuring Program

In the fourth quarter of 2016, the Company committed to a restructuring program in the Medical segment (“Medical restructuring program”) to rationalize manufacturing facilities and to otherwise reduce operating costs. Actions include employee reductions primarily in North America, Europe, and China and the closure of a production facility in North America. The Company expects to generate significant cost savings from these actions.

As of December 31, 2016, $4.2 million has been charged to expense through “Other operating expense, net” in the Consolidated Statements of Operations, related to the Medical restructuring program. The Company expects to incur approximately $5 to $6 million in restructuring charges related to the Medical restructuring program. The Company expects the Medical restructuring program to conclude in 2017.

The following table summarizes the activity associated with the Company’s restructuring programs by segment for the years ended December 31, 2016, 2015, and 2014 respectively:

	Industrials Program	Energy Program	Medical Program	Total
Balance at December 31, 2013	$—	$—	$—	$—
Charged to expense - Termination benefits	4,705	—	—	4,705
Charged to expense - Other	391	—	—	391
Payments	(2,392)	—	—	(2,392)
Other, net	(152)	—	—	(152)
Balance at December 31, 2014	$2,552	$—	$—	$2,552
Charged to expense - Termination benefits	3,814	—	—	3,814
Charged to expense - Other	921	—	—	921
Payments	(5,123)	—	—	(5,123)
Other, net	(129)	—	—	(129)
Balance at December 31, 2015	$2,035	$—	$—	$2,035
Charged to expense - Termination benefits	21,000	4,937	4,200	30,137
Charged to expense - Other	1,912	849	—	2,761
Payments	(13,330)	(310)	—	(13,640)
Other, net	(471)	150	5	(316)
Balance at December 31, 2016	$11,146	$5,626	$4,205	$20,977

As of December 31, 2016, restructuring reserves of $20.2 million are included in “Accrued liabilities” and restructuring reserves of $0.7 million are included in “Other liabilities” in the Consolidated Balance Sheets. As of December 31, 2015 all restructuring reserves were recorded in “Accrued liabilities.”

Note 5: Allowance for Doubtful Accounts

The allowance for doubtful trade accounts receivable for the years ended December 31, 2016, 2015, and 2014 consisted of the following:

	2016	2015	2014
Balance at beginning of the period	$19,338	$16,802	$10,668
Provision charged to expense	2,679	5,737	8,861
Write-offs, net of recoveries	(2,360)	(2,039)	(1,935)
Charged to other accounts(1)	(962)	(1,162)	(792)
Balance at end of the period	$18,695	$19,338	$16,802
(1)	Primarily includes the effect of foreign currency translation adjustments for the Company's subsidiaries with functional currencies other than the USD.

Note 6: Inventories

Inventories as of December 31, 2016 and 2015 consisted of the following:

	2016	2015
Raw materials, including parts and subassemblies	$312,974	$347,925
Work-in-process	45,278	42,291
Finished goods	69,789	71,036
	428,041	461,252
Excess of LIFO costs over FIFO costs	15,908	13,698
Inventories	$443,949	$474,950

As of December 31, 2016, $322.9 million (73%) of the Company’s inventory is accounted for on a first-in, first-out (“FIFO”) basis and the remaining $121.0 million (27%) is accounted for on a last-in, first-out (“LIFO”) basis. As of December 31, 2015, $351.1 million (74%) of the Company’s inventory was accounted for on a FIFO basis and the remaining $123.8 million (26%) is accounted for on a LIFO basis.

Note 7: Property, Plant, and Equipment

Property, plant, and equipment, net as of December 31, 2016 and 2015 consisted of the following:

	2016	2015
Land and land improvements	$34,422	$36,904
Buildings	122,675	110,258
Machinery and equipment	217,264	185,962
Tooling, dies, patterns, etc.	42,935	35,830
Office furniture and equipment	26,557	23,079
Other	9,792	8,695
Construction in progress	50,825	44,438
	504,470	445,166
Accumulated depreciation	(146,079)	(104,401)
Property, plant and equipment, net	$358,391	$340,765

Note 8: Goodwill and Other Intangible Assets

Goodwill

The changes in the carrying amount of goodwill attributable to each reportable segment for the years ended December 31, 2016 and 2015 are as follows:

	Industrials	Energy	Medical	Total
Balance as of December 31, 2014	$575,890	$811,031	$190,323	$1,577,244
Acquisitions	—	6,942	13,374	20,316
Impairment	—	(343,300)	—	(343,300)
Foreign currency translation	(25,013)	(33,283)	(4,959)	(63,255)
Balance as of December 31, 2015	550,877	441,390	198,738	1,191,005
Acquisitions	—	—	4,021	4,021
Correction of purchase accounting allocation (Note 1)	(15,255)	—	—	(15,255)
Foreign currency translation	(19,836)	(1,465)	(3,818)	(25,119)
Balance as of December 31, 2016	$515,786	$439,925	$198,941	$1,154,652

In 2016, the Company acquired two entities in the Medical Segment as described in Note 3, “Business Combinations.” This acquisition resulted in $4.1 million of goodwill based on the preliminary purchase price allocation.

In 2015, the Company recorded an increase to goodwill as a result of a measurement period adjustment to its calculation of the fair value of Garo’s acquisition date assets. This measurement period adjustment resulted in a $6.9 million increase in goodwill and is reflected as an adjustment in the acquisition line in the above table. Garo is included in the Energy segment. Also in 2015, the Company acquired TriContinent as described in Note 3, “Business Combinations”. This acquisition was in the Medical segment and resulted in $13.4 million of goodwill based on the preliminary purchase price allocation. The Company finalized the purchase accounting for TriContinent during the first quarter of 2016.

In 2016, each reporting unit’s fair value was in excess of its net carrying value, and therefore, a step two assessment was not required.

In 2015, step one determined that the carrying value of the Petroleum and Industrial Pumps (“P&IP”) reporting unit of the Energy segment exceeded its fair value indicating a potential impairment of goodwill. The decline in the fair value resulted from the adverse impact of declining oil prices on the Company’s customer base and the corresponding demand for the Company’s products. A step two measurement was performed and the fair value of this reporting unit was allocated to its assets and liabilities as if it was acquired in a business combination at October 1, 2015. The excess fair value of the reporting unit over the fair value of its identifiable assets and liabilities represents the implied fair value of goodwill. In the fourth quarter of 2015, the Company recorded an impairment charge of $343.3 million for the amount that the carrying value exceeded the implied fair value of the P&IP reporting unit’s goodwill.

In 2014, step one determined that the carrying value of the Nash reporting unit of the Energy segment exceeded its fair value indicating a potential impairment of goodwill. The decline in fair value resulted from reduced sales and profitability performance and expectations for the Nash reporting unit as compared to those assumptions at the date of the Merger. A step two measurement was performed and the fair value of this reporting unit was allocated to its assets and liabilities as if it was acquired in a business combination at October 1, 2014. The excess fair value of the reporting unit over the fair value of its identifiable assets and liabilities represents the implied fair value of goodwill. In the fourth quarter of 2014, the Company recorded an impairment charge of $220.6 million for the amount that the carrying value exceeded the implied fair value of the Nash reporting unit’s goodwill.

As of December 31, 2016 and 2015, goodwill included a total of $563.9 million of accumulated impairment losses within the Energy segment since the date of the Merger.

Other Intangible Assets

Other intangible assets at December 31, 2016 and 2015 consisted of the following:

	2016		2015
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortized intangible assets:
Customer lists and relationships	$1,160,520	$(345,491)	$1,178,045	$(251,381)
Acquired technology	7,140	(2,236)	7,357	(926)
Trademarks	27,358	(6,860)	30,002	(1,241)
Backlog	60,279	(60,279)	60,606	(58,650)
Other	36,412	(16,373)	26,728	(5,937)
Unamortized intangible assets:
Trademarks	609,452	—	659,576	—
Total other intangible assets	$1,901,161	$(431,239)	$1,962,314	$(318,135)

Amortization of intangible assets was $124.2 million, $115.4 million, and $113.3 million for the years ended December 31, 2016, 2015, and 2014, respectively. Amortization of intangible assets is anticipated to be approximately $113.0 million annually in 2017 through 2021 based upon currency exchange rates as of December 31, 2016.

The Company tests indefinite-lived intangible assets for impairment annually in the fourth quarter of each year using data as of October 1 of that year. The Company determines fair values for each of the indefinite-lived intangible assets using a relief from royalty methodology.

In the fourth quarter of 2016, as a result of the annual impairment test of indefinite-lived intangible assets, the Company recorded an impairment charge of $24.4 million related to indefinite-lived trademarks, including $23.2 million related to three trademarks in the Industrials segment and $1.2 million related to an indefinite-lived trademark in the Energy segment.

In the second quarter of 2016, as a result of the Industrials restructuring program, a $1.5 million charge was made for the impairment of a trademark that will be discontinued and is included in “Impairments of other intangible assets” in the Consolidated Statements of Operations. See Note 4 “Restructuring.”

In the fourth quarter of 2015, as a result of the annual impairment test of indefinite-lived intangible assets, the Company recorded an impairment charge of $71.1 million related to indefinite-lived trademarks, including $13.5 million related to the Gardner Denver trademark in the Energy segment, $5.0 million related to the Gardner Denver trademark in the Industrials segment, $10.8 million related to the Nash trademark in the Energy segment, and $41.8 million related to six trademarks in the Industrials segment.

Furthermore, in the third quarter of 2015, the Company recorded an impairment charge of $7.2 million including $3.5 million related to a customer relationship intangible asset in the Energy segment and $3.7 million related to an indefinite-lived trademark in the Medical segment.

In the fourth quarter of 2014, as a result of the annual impairment test of indefinite-lived intangible assets, the Company recorded an impairment charge of $13.9 million, including $11.4 million related to the Nash trademark in the Energy segment, $2.4 million related to four trademarks in the Industrials segment, and $0.1 million related to one trademark in the Medical segment.

Note 9: Accrued Liabilities

Accrued liabilities as of December 31, 2016 and 2015 consisted of the following:

	2016	2015
Salaries, wages, and related fringe benefits	$56,503	$54,032
Restructuring	20,238	2,035
Taxes	37,117	29,098
Advance payments on sales contracts	42,999	58,005
Product warranty	21,743	27,649
Accrued interest	15,497	15,463
Other	64,431	62,741
Total accrued liabilities	$258,528	$249,023

A reconciliation of the changes in the accrued product warranty liability for the years ended December 31, 2016, 2015, and 2014 are as follows:

	2016	2015	2014
Beginning balance	$27,649	$22,918	$23,514
Product warranty accruals	18,240	26,157	23,377
Settlements	(22,702)	(20,377)	(22,790)
Charged to other accounts(1)	(1,444)	(1,049)	(1,183)
Ending balance	$21,743	$27,649	$22,918
(1)	Includes primarily the effects of foreign currency translation adjustments for the Company’s subsidiaries with functional currencies other than the USD, and changes in the accrual related to acquisitions or divestitures of businesses.

Note 10: Debt

Debt as of December 31, 2016 and 2015 consisted of the following:

	2016	2015(4)
Short-term borrowings	$—	$—
Long-term debt:
Credit line, due 2020	$—	$—
Receivables financing agreement, due 2019	—	—
Term loan denominated in U.S. dollars, due 2020(1)	1,833,213	1,850,872
Term loan denominated in Euros, due 2020(2)	405,450	422,858
Senior notes, due 2021	575,000	575,000
Second mortgages(3)	1,856	2,236
Capitalized leases and other long-term debt	21,603	15,735
Unamortized debt issuance costs	(58,863)	(71,854)
Total long-term debt, net, including current maturities	2,778,259	2,794,847
Current maturities of long-term debt	24,465	25,388
Total long-term debt, net	$2,753,794	$2,769,459
(1)	At December 31, 2016, the applicable interest rate was 4.25%, and the weighted-average rate was 4.25% for the year ended December 31, 2016. This amount is shown net of unamortized discounts of $5,037 and $6,379 as of December 31, 2016 and 2015, respectively.
(2)	At December 31, 2016, the applicable interest rate was 4.75%, and the weighted-average rate was 4.75% for the year ended December 31, 2016. This amount is shown net of unamortized discounts of $1,403 and $1,772 as of December 31, 2016 and 2015, respectively.
(3)	This amount consists of a fixed-rate 4.80% commercial loan with an outstanding balance of €1,765 at December 31, 2016. This loan is secured by the Company’s facility in Bad Neustadt, Germany.
(4)	Effective December 31, 2016, the Company adopted ASU 2015-03 and reclassified unamortized debt issuance costs from “Other assets” to a direct deduction of the carrying value of long-term debt thus reducing “Long-term debt, less current maturities” by $71,854 as of December 31, 2015 from the amount previously reported in order to conform with current year presentation.

Senior Secured Credit Facilities

In connection with the Merger, the Company entered into a new senior secured credit agreement with UBS AG, Stamford Branch, as administrative agent, and other agents and lenders party thereto (the “Senior Secured Credit Facilities”) on July 30, 2013.

The Senior Secured Credit Facilities entered into on July 30, 2013 provided senior secured financing in the equivalent of approximately $2,825.0 million, consisting of: (i) a senior secured term loan facility (the “Dollar Term Loan Facility”) in an aggregate principal amount of $1,900.0 million; (ii) a senior secured term loan facility (the “Euro Term Loan Facility”) in an aggregate principal amount of €400.0 million; and (iii) a senior secured revolving credit facility (the “Revolving Credit Facility”) in an aggregate principal amount of $400.0 million available to be drawn in U.S. dollars (“USD”), Euros (“EUR”), and Great British Pounds (“GBP”), subject to certain sublimits for the foreign currencies.

The Company entered into Amendment No. 1 to the Senior Secured Credit Facilities with UBS AG, Stamford Branch, as administrative agent, and other agents, lenders and parties thereto on March 4, 2016 (the “Amendment”). The Amendment reduces the aggregate principal borrowing capacity of the Revolving Credit Facility by $40.0 million to $360.0 million, extends the term of the Revolving Credit Facility to April 30, 2020 with respect to consenting lenders, and provides for customary bail-in provisions to address certain European regulatory requirements, in addition to other modifications described within this footnote. On July 30, 2018, the Revolving Credit Facility principal amount decreases to $269.9 million resulting from the maturity of the tranches of the Revolving Credit Facility which are owned by lenders which elected not to modify the original Revolving Credit Facility maturity date. Any principal amounts outstanding as of April 30, 2020 are due and required to be paid in full.

The borrower of the Dollar Term Loan Facility and the Euro Term Loan Facility is Gardner Denver, Inc. On February 29, 2016, prior to the Company’s entering into the Amendment, GD German Holdings II GmbH became an additional borrower and successor in interest to Gardner Denver Holdings GmbH & Co. KG.

GD German Holdings II GmbH, GD First (UK) Limited, and Gardner Denver, Inc. are the listed borrowers under the Revolving Credit Facility with borrowing availability denominated in USD, EUR, and GBP. The Revolving Credit Facility includes borrowing capacity available for letters of credit up to $200.0 million and for borrowings on same-day notice, referred to as swingline loans. The Company had $15.7 million of outstanding letters of credit written against the Revolving Credit Facility at December 31, 2016 and unused availability under the Revolving Credit Facility of $344.3 million.

Subsequent to the Amendment, the Senior Secured Credit Facilities provide that the Company will have the right at any time to request incremental term loans and/or revolving commitments in an aggregate principal amount of up to (i) if as of the last day of the most recently ended test period the Consolidated Senior Secured Debt to Consolidated Earnings Before Interest, Taxes, Depreciation, and Amortization (“EBITDA”) Ratio (as defined in the Senior Secured Credit Facilities) is equal to or less than 5.50 to 1.00, $250.0 million plus (ii) voluntary prepayments and voluntary commitment reductions of the Senior Secured Credit Facilities prior to the date of any such incurrence plus (iii) an additional amount if, after giving effect to the incurrence of such additional amount, the Company does not exceed a Consolidated Senior Secured Debt to Consolidated EBITDA Ratio of 4.50 to 1.00 pro forma for such incremental facilities. The lenders under the Senior Secured Credit Facilities will not be under any obligation to provide any such incremental commitments or loans, and any such addition of or increase in commitments or loans will be subject to certain customary conditions.

Interest Rate and Fees

Borrowings under the Dollar Term Loan Facility, Euro Term Loan Facility, and the Revolving Credit Facility bear interest at a rate equal to, at the Company’s option, either (a) (1) in respect of the Dollar Term Loan Facility and Euro Term Loan Facility, the greater of LIBOR for the relevant interest period or 1.00% per annum and (2) in respect of the Revolving Credit Facility, subsequent to the Amendment, the greater of LIBOR for the relevant interest period or 0.00% per annum, in each case adjusted for statutory reserve requirements, plus an applicable margin or (b) a base rate (the “Base Rate”) equal to the highest of (1) the rate of interest publicly announced by the administrative agent as its prime rate in effect at its principal office in Stamford, Connecticut, (2) the federal funds effective rate plus 0.50% and (3) LIBOR for an interest period of one month, adjusted for statutory reserve requirements, plus 1.00%, in each case, plus an applicable margin. The applicable margin as of December 31, 2016 for (i) the Dollar Term Loan Facility and Revolving Credit Facility is 3.25% for LIBOR loans and 2.25% for Base Rate loans and (ii) the Euro Term Loan is 3.75% for LIBOR loans.

The applicable margins under the Revolving Credit Facility may decrease based upon the Company’s achievement of certain Consolidated Senior Secured Debt to Consolidated EBITDA Ratios.

In addition to paying interest on outstanding principal under the Senior Secured Credit Facilities, the Company is required to pay a commitment fee of 0.50% per annum to the lenders under the Revolving Credit Facility in respect of the unutilized commitments thereunder. The commitment fee rate will be reduced to 0.375% if the Consolidated Senior Secured Debt to Consolidated EBITDA Ratio is less than or equal to 3.00 to 1.00. The Company must also pay customary letter of credit fees.

Prepayments

The Senior Secured Credit Facilities require the Company to prepay outstanding term loans, subject to certain exceptions, with: (i) 50% of annual excess cash flow (as defined in the Senior Secured Credit Facilities) commencing with the fiscal year ended December 31, 2014, this percentage will be reduced to 25% if the Company’s Secured Debt to Consolidated EBITDA Ratio is less than or equal to 3.50 to 1.00 but greater than 3.00 to 1.00. Such prepayment will not be required if the Secured Debt to Consolidated EBITDA Ratio is less than or equal to 3.00 to 1.00; (ii) 100% of the net cash proceeds of all non-ordinary course asset sales or other dispositions of property in excess of a specified amount and subject to reinvestment rights; and (iii) 100% of the net cash proceeds of any incurrence of debt, other than proceeds from debt permitted under the Senior Secured Credit Facilities.

The foregoing mandatory prepayments will be applied to the scheduled installments of principal of the Term Loan Facilities in direct order of maturity.

The Company may voluntarily repay outstanding loans under the Senior Secured Credit Facilities at any time without premium or penalty, subject to certain customary conditions, including reimbursements of the lenders’ redeployment costs actually incurred in the case of a prepayment of LIBOR borrowings other than on the last day of the relevant interest period.

Amortization and Final Maturity

The Dollar Term Loan Facility amortizes in equal quarterly installments in aggregate annual amounts equal to 1.00% of the original principal amount of the Dollar Term Loan Facility, with the balance being payable on the date that is seven years after the closing of the Senior Secured Credit Facilities.

The Euro Term Loan Facility includes repayments in equal quarterly installments in aggregate annual amounts equal to 1.00% of the original principal amount of the Euro Term Loan Facility, with the balance being payable on the date that is seven years after the closing of the Senior Secured Credit Facilities.

Principal amounts outstanding under the Revolving Credit Facility are due and payable in full at maturity.

The Amendment reduced the minimum aggregate principal amount for extension amendments to the facilities from $50.0 million to $35.0 million.

Guarantee and Security

All obligations of the U.S. borrower under the Senior Secured Credit Facilities are unconditionally guaranteed by the Company and all material, wholly-owned U.S. restricted subsidiaries, with customary exceptions including where providing such guarantees is not permitted by law, regulation, or contract or would result in adverse tax consequences.

All obligations of the borrower under the Senior Secured Credit Facilities, and the guarantees of such obligations, are secured, subject to permitted liens and other exceptions, by substantially all of the assets of the borrower and each guarantor, including but not limited to: (i) a perfected pledge of all of the capital stock issued by the borrower and each subsidiary guarantor and (ii) perfected security interests in substantially all other tangible and intangible assets of the borrower and the guarantors (subject to certain exceptions and exclusions).

The obligations of the non-U.S. borrowers are secured by certain assets in jurisdictions outside of the U.S.

Certain Covenants and Events of Default

The Senior Secured Credit Facilities contain a number of covenants that, among other things, restrict, subject to certain exceptions, the Company’s ability to: incur additional indebtedness and guarantee indebtedness; create or incur liens; engage in mergers or consolidations; sell, transfer or otherwise dispose of assets; create limitations on subsidiary distributions; pay dividends and distributions or repurchase its own capital stock; and make investments, loans or advances, prepayments of junior financings, or other restricted payments.

Subsequent to the Amendment, certain restricted payments constituting dividends or distributions (subject to certain exceptions) are subject to pro forma compliance with a net total debt leverage ratio of 5.00 to 1.00. Investments in unrestricted subsidiaries are permitted up to an aggregate amount that does not exceed the greater of $100.0 million and 25% of consolidated EBITDA.

In addition, subsequent to the Amendment, the Revolving Credit Facility requires the Company’s Consolidated Senior Secured Debt to Consolidated EBITDA Ratio to not exceed 7.50 to 1.00 for each fiscal quarter when outstanding loans plus non-cash collateralized letters of credit under the Revolving Credit Facility (excluding (i) letters of credit in an aggregate amount not to exceed $80.0 million existing on the date of the closing of the Senior Secured Credit Facilities and any extensions thereof, replacement letters of credit or letters of credit issued in lieu thereof, in each case, to the extent the face amount of such letters of credit is not increased above the face amount of the letter of credit being extended, replaced or substituted and (ii) other non-cash collateralized letters of credit in an aggregate amount not to exceed $25.0 million, provided that the aggregate amount of non-cash collateralized letters of credit outstanding excluded pursuant to this provision shall not exceed $50.0 million) exceed $120.0 million.

Subsequent to the Amendment, to the extent that revolving credit loans plus non-cash collateralized letters of credit under the Revolving Credit Facility are outstanding in an amount exceeding $300.0 million, a Consolidated Senior Secured Debt to Consolidated EBITDA Ratio of 7.00 to 1.00 for borrowings under the Revolving Credit Facility is required.

The Senior Secured Credit Facilities also contain certain customary affirmative covenants and events of default, including a change of control.

Senior Notes

In connection with the Merger, on July 30, 2013, Renaissance Acquisition Corp. issued $575.0 million aggregate principal amount of 6.875% senior notes due 2021 (the “Senior Notes”), which mature on August 15, 2021 pursuant to an indenture, dated as of July 30, 2013 (the “Indenture”), among Renaissance Acquisition Corp., the guarantors party thereto and Wells Fargo Bank, National Association, as trustee. Upon consummation of the Merger, Gardner Denver, Inc., by operation of law, assumed all of the obligations of Renaissance Acquisition Corp. under the Senior Notes and the Indenture.

Interest on the Senior Notes commenced on February 15, 2014 and accrues at a rate of 6.875% per annum. The interest is payable on February 15 and August 15 of each year.

Ranking

The Senior Notes are Gardner Denver, Inc.’s senior unsecured obligations and rank senior in right of payment to Gardner Denver, Inc.’s future subordinated debt, equally in right of payment with all of Gardner Denver, Inc.’s existing and future unsubordinated debt, and structurally subordinated to all liabilities of Gardner Denver, Inc.’s existing and future subsidiaries, including all of Gardner Denver, Inc.’s foreign non-guarantor subsidiaries. The Senior Notes are effectively subordinated to Gardner Denver, Inc.’s and the guarantors’ secured indebtedness to the extent of the value of the assets securing such indebtedness, including borrowings under Gardner Denver, Inc.’s Senior Secured Credit Facilities.

Guarantees

The Senior Notes are fully and unconditionally guaranteed by each of Gardner Denver, Inc.’s existing and future wholly owned domestic subsidiaries that guarantees, or is a borrower under, Gardner Denver, Inc.’s obligations under its Senior Secured Credit Facilities.

Each subsidiary guarantee of the Senior Notes ranks senior in right of payment to all existing and future subordinated indebtedness of the subsidiary guarantor; ranks equally in right of payment with all existing and future senior indebtedness of the subsidiary guarantor; is effectively subordinated in right of payment to all of the applicable subsidiary guarantor’s existing and future secured debt (including the applicable subsidiary guarantor’s guarantee under the Senior Secured Credit Facilities) to the extent of the value of the collateral securing such indebtedness and is effectively subordinated in right of payment to all existing and future indebtedness and other liabilities of any subsidiary of a subsidiary guarantor that is not also a guarantor of the Senior Notes.

Optional Redemption

Gardner Denver, Inc. may redeem the Senior Notes, in whole or in part, at the redemption prices (expressed as percentages of the principal amount of the Senior Notes to be redeemed) set forth below, plus accrued and unpaid interest thereon and additional interest, if any, to, but excluding, the applicable redemption date, subject to the right of holders of Senior Notes of record on the relevant record date to receive interest due on the relevant interest payment date, if redeemed during the twelve month period beginning on August 15 of each of the years indicated below:

2016	105.156%
2017	103.438%
2018	101.719%
2019 and thereafter	100.000%

Change of Control

Upon the occurrence of a change of control, which is defined in the Indenture, each holder of the Senior Notes has the right to require Gardner Denver, Inc. to repurchase some or all of such holder’s senior notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the repurchase date.

Covenants

The Indenture contains covenants limiting, among other things, Gardner Denver, Inc.’s ability and the ability of its restricted subsidiaries to (subject to certain exceptions): incur additional debt, issue disqualified stock or issue certain preferred stock; pay dividends on or make certain distributions and other restricted payments; create certain liens or encumbrances; sell assets; enter into transactions with affiliates; limit ability of restricted subsidiaries to make payments to Gardner Denver, Inc.; consolidate, merge, sell or otherwise dispose of all or substantially all of Gardner Denver, Inc.’s assets; designate Gardner Denver, Inc.’s subsidiaries as unrestricted subsidiaries; and events of default.

Receivables Financing Agreement

In May 2016, the Company entered into a receivables financing agreement (the “RFA”) providing for aggregated borrowing of up to $75.0 million governed by a borrowing base. The RFA provides for a lower cost alternative in the issuance of letters of credit with the remaining unused capacity providing additional liquidity. As of December 31, 2016, the Company had no borrowings on the RFA and $21.8 million in letters of credit outstanding against the RFA.

Borrowings under the RFA accrue interest at a reserve-adjusted LIBOR or a base rate, plus 1.6%. Letters of credit accrue interest at 1.6%. The Company may prepay borrowings or letters of credit or draw on the RFA upon one business day prior written notice and may terminate the RFA with 15 days’ prior written notice.

The RFA contains various customary representations and warranties and covenants, and default provisions which provide for the termination and acceleration of the commitments and loans under the agreement in circumstances including, but not limited to, failure to make payments when due, breach of representations, warranties or covenants, certain insolvency events or failure to maintain the security interest in the trade receivables, a change in control, and defaults under other material indebtedness.

The RFA terminates on May 17, 2019, unless terminated earlier pursuant to its terms. At December 31, 2016 there was $53.2 million of capacity available under the RFA.

Total Debt Maturities

Total debt maturities for the five years subsequent to December 31, 2016 and thereafter are approximately $23.8 million, $23.8 million, $23.9 million, $2,177.0 million, $577.6 million and $11.0 million, respectively.

Operating Lease Commitments

The annual rental payments for operating leases were $32.3 million, $34.4 million, and $35.0 million, in 2016, 2015, and 2014, respectively. Future minimum rental payments for operating leases for the five years subsequent to December 31, 2016 and thereafter are approximately $22.5 million, $16.9 million, $12.4 million, $7.7 million, $3.7 million, and $14.5 million, respectively.

Note 11: Benefit Plans

Pension and Postretirement Benefit Plans

The Company sponsors a number of pension and postretirement plans worldwide. Pension plan benefits are provided to employees under defined benefit pay-related and service-related plans, which are non-contributory in nature. The Company’s funding policy for the U.S. defined benefit pension plans is to contribute at least the minimum required contribution required by Employee Retirement Income Security Act (“ERISA”), as amended by the Pension Protection Act of 2006 (as amended by MAP-21, HAFTA, and BBA 15). The Company intends to make additional contributions, as necessary, to prevent benefit restrictions in the plans. The Company’s annual contributions to the non-U.S. pension plans are consistent with the requirements of applicable local laws.

The Company also provides postretirement healthcare and life insurance benefits in the United States and South Africa to a limited group of current and retired employees. All of the Company’s postretirement benefit plans are unfunded.

The following table provides a reconciliation of the changes in the benefit obligations (the projected benefit obligation in the case of the pension plans and the accumulated postretirement benefit obligation in the case of the other postretirement plans) and in the fair value of the plan assets for the periods described below. The Company uses a December 31 measurement date for its pension and other postretirement benefit plans.

	Pension Benefits
	U.S. Plans		Non-U.S. Plans		Other Postretirement Benefits
	2016	2015	2016	2015	2016	2015
Reconciliation of Benefit Obligations:
Beginning balance	$67,053	$73,327	$310,374	$322,426	$3,292	$3,631
Service cost	—	—	1,608	1,786	10	14
Interest cost	2,542	2,597	8,810	9,454	155	153
Participant contributions	—	—	22	23	—	—
Actuarial (gains) losses	(4,109)	(3,723)	51,479	7,928	(26)	(183)
Plan amendments	—	—	—	316	—	—
Benefit payments	(2,930)	(5,148)	(9,219)	(8,887)	(222)	(186)
Plan curtailments	—	—	(56)	—	—	—
Plan settlements	(2,899)	—	—	—	—	—
Effect of foreign currency exchange rate changes	—	—	(39,322)	(22,672)	51	(137)
Benefit obligations ending balance	$59,657	$67,053	$323,696	$310,374	$3,260	$3,292
Reconciliation of Fair Value of Plan Assets:
Beginning balance	$60,853	$66,050	$204,398	$216,564
Actual return on plan assets	4,187	(157)	32,785	3,808
Employer contributions	99	108	5,225	5,827
Participant contributions	—	—	22	23
Plan settlements	(2,899)	—	—	—
Benefit payments	(2,930)	(5,148)	(9,219)	(8,887)
Effect of foreign currency exchange rate changes	—	—	(30,276)	(12,937)
Fair value of plan assets ending balance	$59,310	$60,853	$202,935	$204,398
Funded Status as of Period End	$(347)	$(6,200)	$(120,761)	$(105,976)	$(3,260)	$(3,292)

Amounts recognized as a component of accumulated other comprehensive (loss) income at December 31, 2016 and 2015 that have not been recognized as a component of net periodic benefit cost are presented in the following table:

	U.S. Pension Plans		Non-U.S. Pension Plans		Other Postretirement Benefits
	2016	2015	2016	2015	2016	2015
Net actuarial losses (gains)	$2,435	$6,429	$78,868	$60,541	$(250)	$(221)
Prior-service cost	—	—	(4)	55	—	—
Amounts included in accumulated other comprehensive (loss) income	$2,435	$6,429	$78,864	$60,596	$(250)	$(221)

For defined benefit pension plans, the Company estimates that $4.8 million of net losses and $0.0 million of prior service costs will be amortized from accumulated other comprehensive (loss) income into net periodic benefit cost during the year ending December 31, 2017. For other postretirement benefit plans, the Company estimates no net losses and prior service costs will be amortized from accumulated other comprehensive (loss) income into net periodic benefit cost during the year ending December 31, 2017.

Total pension and other postretirement benefit liabilities are included in the following captions in the Consolidated Balance Sheets at December 31, 2016 and 2015:

	2016	2015
Accrued liabilities	$(1,658)	$(1,404)
Pension and other postretirement benefits	(122,710)	$(114,065)
Total pension and other postretirement benefit liability	$(124,368)	$(115,469)

The following table provides information for pension plans with an accumulated benefit obligation in excess of plan assets at December 31, 2016 and 2015:

	U.S. Pension Plans		Non-U.S. Pension Plans
	2016	2015	2016	2015
Projected benefit obligations	$1,052	$67,053	$311,870	$309,667
Accumulated benefit obligation	$1,052	$67,053	$307,201	$302,540
Fair value of plan assets	$—	$60,853	$193,300	$203,651

The accumulated benefit obligation for all U.S. defined benefit pension plans was $59.7 million and $67.1 million at December 31, 2016 and 2015, respectively. The accumulated benefit obligation for all non-U.S. defined benefit pension plans was $316.8 million and $303.2 million at December 31, 2016 and 2015, respectively.

The following table provides the components of net periodic benefit cost and other amounts recognized in other comprehensive (loss) income, before income tax effects, for the years ended December 31, 2016, 2015 and 2014:

	U.S. Pension Plans
	2016	2015	2014
Net Periodic Benefit Cost (Income):
Service cost	$—	$—	$—
Interest cost	2,542	2,597	2,861
Expected return on plan assets	(4,427)	(4,812)	(4,768)
Amortization of prior-service cost	—	—	—
Amortization of net loss	1	1	—
Net periodic benefit income	(1,884)	(2,214)	(1,907)
Loss due to settlement	124	—	—
Total net periodic benefit income recognized	$(1,760)	$(2,214)	$(1,907)
Other Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive (Loss) Income:
Net actuarial (gain) loss	$(3,869)	$1,246	$7,287
Amortization of net actuarial loss	(125)	(1)	—
Prior service cost	—	—	—
Amortization of prior service cost	—	—	—
Effect of foreign currency exchange rate changes	—	—	—
Total recognized in other comprehensive (loss) income	$(3,994)	$1,245	$7,287
Total recognized in net periodic benefit cost and other comprehensive (loss) income	$(5,754)	$(969)	$5,380
	Non-U.S. Pension Plans
	2016	2015	2014
Net Periodic Benefit Cost (Income):
Service cost	$1,608	$1,786	$1,400
Interest cost	8,810	9,454	11,729
Expected return on plan assets	(10,885)	(12,984)	(12,904)
Amortization of prior-service cost	32	15	11
Amortization of net loss	2,819	1,602	—
Net periodic benefit cost (income)	$2,384	$(127)	$236
Loss due to curtailments	25	—	—
Total net periodic benefit cost (income) recognized	$2,409	$(127)	$236
Other Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive (Loss) Income:
Net actuarial loss	$29,523	$17,104	$43,456
Amortization of net actuarial loss	(2,819)	(1,602)	—
Prior service cost	—	316	174
Amortization of prior service cost	(58)	(15)	(11)
Effect of foreign currency exchange rate changes	(8,379)	(4,038)	(3,556)
Total recognized in other comprehensive (loss) income	$18,267	$11,765	$40,063
Total recognized in net periodic benefit cost and other comprehensive (loss) income	$20,676	$11,638	$40,299

	Other Postretirement Benefits
	2016	2015	2014
Net Periodic Benefit Cost:
Service cost	$10	$14	$16
Interest cost	155	153	183
Expected return on plan assets	—	—	—
Amortization of prior-service cost	—	—	—
Amortization of net loss	—	—	—
Net periodic benefit cost	$165	$167	$199
Loss due to curtailments or settlements	—	—	—
Total net periodic benefit cost recognized	$165	$167	$199
Other Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive (Loss) Income:
Net actuarial gain	$(26)	$(183)	$(138)
Amortization of net actuarial loss	—	—	—
Prior service cost	—	—	—
Amortization of prior service cost	—	—	—
Effect of foreign currency exchange rate changes	(3)	5	1
Total recognized in other comprehensive (loss) income	$(29)	$(178)	$(137)
Total recognized in net periodic benefit cost and other comprehensive (loss) income	$136	$(11)	$62

The discount rate selected to measure the present value of the Company’s benefit obligations was derived by examining the rates of high-quality, fixed income securities whose cash flows or duration match the timing and amount of expected benefit payments under a plan. The Company selects the expected long-term rate of return on plan assets in consultation with the plans’ actuaries. This rate is intended to reflect the expected average rate of earnings on the funds invested or to be invested to provide plan benefits and the Company’s most recent plan assets target allocations. The plans are assumed to continue in force for as long as the assets are expected to be invested. In estimating the expected long-term rate of return on plan assets, appropriate consideration is given to historical performance of the major asset classes held or anticipated to be held by the plans and to current forecasts of future rates of return for those asset classes. Because assets are held in qualified trusts, expected returns are not adjusted for taxes.

The following weighted-average actuarial assumptions were used to determine net periodic benefit cost for the years ended December 31, 2016, 2015, and 2014:

	Pension Benefits - U.S. Plans
	2016	2015	2014
Discount rate	4.1%	3.8%	4.5%
Expected long-term rate of return on plan assets	7.75%	7.75%	7.75%
	Pension Benefits - Non-U.S. Plans
	2016	2015	2014
Discount rate	3.3%	3.1%	4.2%
Expected long-term rate of return on plan assets	6.2%	6.2%	6.3%
Rate of compensation increases	2.9%	3.0%	3.0%
	Other Postretirement Benefits
	2016	2015	2014
Discount rate	4.7%	4.5%	5.1%

The following weighted-average actuarial assumptions were used to determine benefit obligations for the years ended December 31, 2016, 2015, and 2014:

	Pension Benefits - U.S. Plans
	2016	2015	2014
Discount rate	4.0%	4.1%	3.8%
	Pension Benefits - Non-U.S. Plans
	2016	2015	2014
Discount rate	2.3%	3.3%	3.1%
Rate of compensation increases	2.8%	2.9%	3.0%
	Other Postretirement Benefits
	2016	2015	2014
Discount rate	4.7%	4.7%	4.5%

The following actuarial assumptions were used to determine other postretirement benefit plans costs and obligations for the years ended December 31, 2016, 2015, and 2014.

	Other Postretirement Benefits
	2016	2015	2014
Healthcare cost trend rate assumed for next year	8.7%	8.7%	9.9%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	8.7%	8.7%	8.1%
Year that the date reaches the ultimate trend rate	2018	2017	2016

The following table provides the effects of a one-percentage-point change in assumed healthcare cost trend rates as of December 31, 2016:

	1% Increase	1% Decrease
Effect on total of service and interest cost components of net periodic benefit cost - increase (decrease)	$4	$(4)
Effect on the postretirement benefit obligations - increase (decrease)	$43	$(37)

The following table reflects the estimated benefit payments for the next five years and for the years 2022 through 2026. The estimated benefit payments for the non-U.S. pension plans were calculated using foreign exchange rates as of December 31, 2016.

	Pension Benefits		Other Postretirement Benefits
	U.S. Plans	Non-U.S. Plans
2017	$4,580	$8,391	$260
2018	$4,814	$8,157	$254
2019	$4,800	$9,287	$248
2020	$4,565	$10,247	$242
2021	$4,803	$10,443	$235
Aggregate 2022-2026	$21,124	$60,655	$1,080

In 2017, the Company expects to contribute approximately $0.1 million to the U.S. pension plans and approximately $5.8 million to the non-U.S. pension plans.

Plan Asset Investment Strategy

The Company’s overall investment strategy and objectives for its pension plan assets is to (i) meet current and future benefit payment needs through diversification across asset classes, investing strategies and investment managers to achieve an optimal balance between risk and return and between income and growth of assets through capital appreciation, (ii) secure participant retirement benefits, (iii) minimize reliance on contributions as a source of benefit security, and (iv) maintain sufficient liquidity to pay benefit obligations and proper expenses.

The composition of the actual investments in various securities changes over time based on short and long-term investment opportunities. None of the plan assets of Gardner Denver’s defined benefit plans are invested in the Company’s common stock. The Company uses both active and passive investment strategies.

Plan Asset Risk Management

The Company’s Benefits Committee, with oversight from the Audit Committee of the Board of Directors, is responsible for the ongoing monitoring and review of the investment program including plan asset performance, current trends and developments in capital markets, and appropriateness of the overall investment strategy. The Benefits Committee meets regularly with representatives of the Company’s investment advisor to consider potential changes in the plan asset allocation and monitor the performance of investment managers.

The target financial objectives for the pension plans are established in conjunction with periodic comprehensive reviews of each plan’s liability structure. The Company’s asset allocation policy is based on detailed asset and liability model (“ALM”) analyses. A formal ALM study of each major plan is undertaken every 2-5 years or whenever there has been a material change in plan demographics, benefit structure, or funded status. In order to determine the recommended asset allocation, the advisors model varying return and risk levels for different theoretical portfolios, using a relative measure of excess return over treasury bills, divided by the standard deviation of the return (the “Sharpe Ratio”). The Sharpe Ratio for different portfolio options was used to compare each portfolio’s potential return, on a risk-adjusted basis. The Company selected a recommended portfolio that achieved the targeted composite return with the least amount of risk.

The Company’s primary pension plans are in the U.S. and UK which together comprise approximately 76% of the total benefit obligations and 90% of total plan assets as of December 31, 2016. The following table presents the long-term target allocations for these two plans as of December 31, 2016:

	U.S. Plan	UK Plan
Asset category:
Cash and cash equivalents	1%	4%
Equity	52%	50%
Fixed income	37%	26%
Real estate and other	10%	20%
Total	100%	100%

Fair Value Measurements

The following tables present the fair values of the Company’s pension plan assets at December 31, 2016 and 2015 by asset category within the ASC 820 hierarchy (as defined in Note 17 Fair Value Measurements):

	December 31, 2016
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Investments Measured at NAV(5)	Total
Asset Category
Cash and cash equivalents(1)	$1,901	$—	$—	$—	$1,901
Equity funds:
U.S. large-cap	—	9,615	—	18,224	27,839
U.S. mid-cap and small-cap	—	—	—	2,940	2,940
International(2)	15,317	63,634	—	41,496	120,447
Total equity funds	15,317	73,249	—	62,660	151,226
Fixed income funds:
Corporate bonds - domestic	—	—	—	12,083	12,083
Corporate bonds - international	—	17,997	—	—	17,997
UK index-linked gilts	—	30,477	—	—	30,477
Diversified domestic securities	—	—	—	9,472	9,472
Total fixed income funds	—	48,474	—	21,555	70,029
Other types of investments:
U.S. real estate(3)	—	—	—	6,297	6,297
International real estate(3)	—	18,634	—	—	18,634
Other(4)	—	—	14,158	—	14,158
Total	$17,218	$140,357	$14,158	$90,512	$262,245
	December 31, 2015
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Investments Measured at NAV(5)	Total
Asset Category
Cash and cash equivalents(1)	$2,445	$—	$—	$—	$2,445
Equity funds:
U.S. large-cap	—	10,330	—	18,680	29,010
U.S. mid-cap and small-cap	—	—	—	3,010	3,010
International(2)	16,752	67,226	—	40,519	124,497
Total equity funds	16,752	77,556	—	62,209	156,517
Fixed income funds:
Corporate bonds - domestic	—	—	—	14,750	14,750
Corporate bonds - international	—	19,705	—	—	19,705
UK index-linked gilts	—	27,320	—	—	27,320
Diversified domestic securities	—	—	—	9,769	9,769
Total fixed income funds	—	47,025	—	24,519	71,544
Other types of investments:
U.S. real estate(3)	—	—	—	4,133	4,133
International real estate(3)	—	17,753	—	—	17,753
Other(4)	—	—	12,859	—	12,859
Total	$19,197	$142,334	$12,859	$90,861	$265,251
(1)	Cash and cash equivalents consist of traditional domestic and foreign highly liquid short-term securities with the goal of providing liquidity and preservation of capital while maximizing return on assets.

(2)	The International category consists of investment funds focused on companies operating in developed and emerging markets outside of the U.S. These investments target broad diversification across large and mid/small-cap companies and economic sectors.
(3)	U.S. and International real estate consists primarily of equity and debt investments made, directly or indirectly, in various interests in unimproved and improved real properties.
(4)	Other investments consist of insurance and reinsurance contracts securing the retirement benefits. The fair value of these contracts was calculated at the discount value of premiums paid by the Company, less expenses charged by the insurance providers. The insurance providers with which the Company has placed these contracts are well-known financial institutions with an established history of providing insurance services.
(5)	The Company adopted ASU 2015-07 “Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities that Calculate Net Asset Value Per Share (Or Its Equivalent).” Certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been categorized in the fair value hierarchy. The prior year fair value hierarchy was reclassified to conform to the current year’s presentation.

Defined Contribution Plans

The Company also sponsors defined contribution plans at various locations throughout the world. Benefits are determined and funded regularly based on terms of the plans or as stipulated in a collective bargaining agreement. The Company’s full-time salaried and hourly employees in the U.S. are eligible to participate in Company-sponsored defined contribution savings plans, which are qualified plans under the requirements of Section 401(k) of the Internal Revenue Code. The Company’s contributions to the savings plans are in the form of cash. The Company’s total contributions to all worldwide defined contribution plans for the years ended December 31, 2016, 2015, and 2014 were $12.8 million, $17.2 million, and $18.1 million respectively.

Other Benefit Plans

The Company offers a long-term service award program for qualified employees at certain of its non-U.S. locations. Under this program, qualified employees receive a service gratuity (“Jubilee”) payment once they have achieved a certain number of years of service. The Company’s actuarially calculated obligation equaled $3.5 million and $3.8 million at December 31, 2016 and 2015, respectively.

There are various other employment contracts, deferred compensation arrangements, covenants not to compete, and change in control agreements with certain employees and former employees. The liabilities associated with such arrangements are not material to the Company’s consolidated financial statements.

Note 12: Stockholders’ Equity

At December 31, 2016 and 2015, 1,000,000,000 shares of voting common stock were authorized. Shares of common stock outstanding were 242,768,389 and 244,424,524 at December 31, 2016 and 2015, respectively. The Company is governed by the General Corporation Law of the State of Delaware. All authorized shares of voting common stock have a par value of $0.01. Shares of common stock reacquired are considered authorized and reported as Treasury shares.

Note 13: Accumulated Other Comprehensive (Loss) Income

The Company’s other comprehensive (loss) income consists of (i) unrealized foreign currency net gains and losses on the translation of the assets and liabilities of its foreign operations; (ii) realized and unrealized foreign currency gains and losses on intercompany notes of a long-term nature and certain hedges of net investments in foreign operations, net of income taxes; (iii) unrealized gains and losses on cash flow hedges (consisting of interest rate swaps), net of income taxes; and (iv) pension and other postretirement prior service cost and actuarial gains or losses, net of income taxes. See Note 11 “Benefit Plans” and Note 16 “Hedging Activities, Derivative Instruments, and Credit Risk.”

The before tax (loss) income, related income tax effect and accumulated balances are as follows:

	Cumulative Currency Translation Adjustment	Foreign Currency Gains and (Losses)	Unrealized (Losses) Gains on Cash Flow Hedges	Pension and Postretirement Benefit Plans	Accumulated Other Comprehensive Income
Balance at December 31, 2013	49,030	(3,386)	3,188	(5,467)	43,365
Before tax (loss) income	(160,755)	71,412	(46,034)	(47,005)	(182,382)
Income tax effect	—	(25,604)	17,493	11,885	3,774
Other comprehensive (loss) income	(160,755)	45,808	(28,541)	(35,120)	(178,608)
Balance at December 31, 2014	(111,725)	42,422	(25,353)	(40,587)	(135,243)
Before tax (loss) income	(136,319)	56,854	(25,644)	(13,270)	(118,379)
Income tax effect	—	(24,227)	9,745	2,594	(11,888)
Other comprehensive (loss) income	(136,319)	32,627	(15,899)	(10,676)	(130,267)
Balance at December 31, 2015	$(248,044)	$75,049	$(41,252)	$(51,263)	$(265,510)
Before tax (loss) income	(76,135)	20,966	(1,592)	(14,278)	(71,039)
Income tax effect	—	(7,380)	605	960	(5,815)
Other comprehensive (loss) income	(76,135)	13,586	(987)	(13,318)	(76,854)
Balance at December 31, 2016	(324,179)	88,635	(42,239)	(64,581)	(342,364)

Changes in accumulated other comprehensive (loss) income by component for the periods described below are presented in the following table(1):

	Cumulative Currency Translation Adjustment	Foreign Currency (Losses) and Gains	Unrealized Gains (Losses) on Cash Flow Hedges	Pension and Postretirement Benefit Plans	Total
Balance as of December 31, 2014	$(111,725)	$42,422	$(25,353)	$(40,587)	(135,243)
Other comprehensive (loss) income before reclassifications	(136,319)	32,627	(16,684)	(11,406)	(131,782)
Amounts reclassified from accumulated other comprehensive income	—	—	785	730	1,515
Other comprehensive (loss) income	(136,319)	32,627	(15,899)	(10,676)	(130,267)
Balance at December 31, 2015	$(248,044)	$75,049	$(41,252)	$(51,263)	$(265,510)
Other comprehensive (loss) income before reclassifications	(76,135)	13,586	(8,186)	(15,179)	(85,914)
Amounts reclassified from accumulated other comprehensive income	—	—	7,199	1,861	9,060
Other comprehensive (loss) income	(76,135)	13,586	(987)	(13,318)	(76,854)
Balance at December 31, 2016	$(324,179)	$88,635	$(42,239)	$(64,581)	$(342,364)
(1)	All amounts are net of tax. Amounts in parentheses indicate debits.

Reclassifications out of accumulated other comprehensive (loss) income for the years ended December 31, 2016 and 2015 are presented in the following table.

Amount Reclassified from Accumulated Other Comprehensive Income
Details about Accumulated Other Comprehensive Income Components	2016	2015	Affected Line in the Statement Where Net Income is Presented
Loss on cash flow hedges Interest rate swaps	$11,612	$1,266	Interest expense
	11,612	1,266	Total before tax
	(4,413)	(481)	Income tax benefit
	$7,199	$785	Net of tax
Amortization of defined benefit pension and other postretirement benefit items	$3,001	$1,177	(1)
	3,001	1,177	Total before tax
	(1,140)	(447)	Income tax benefit
	$1,861	$730	Net of tax
Total reclassifications for the period	$9,060	$1,515	Net of tax
(1)	These components are included in the computation of net periodic benefit cost (see Note 11 “Benefit Plans” for additional details).

Note 14: Income Taxes

Loss before income taxes for the years ended December 31, 2016, 2015, and 2014 consists of the following:

	2016	2015	2014
U.S.	$(149,364)	$(449,998)	$(145,147)
Non-U.S.	86,214	83,306	32,218
Loss before income taxes	$(63,150)	$(366,692)	$(112,929)

The following table details the components of the (benefit) provision for income taxes for the years ended December 31, 2016, 2015, and 2014.

	2016	2015	2014
Current:
U.S. federal	$(6,610)	$32	$15,628
U.S. state and local	1,277	1,612	5,103
Non-U.S.	57,832	46,731	41,968
Deferred:
U.S. federal	(61,384)	(31,546)	(20,359)
U.S. state and local	(3,395)	(9,298)	(1,089)
Non-U.S.	(19,580)	(22,235)	(18,255)
(Benefit) provision for income taxes	$(31,860)	$(14,704)	$22,996

The U.S. federal corporate statutory rate is reconciled to the Company’s effective income tax rate for the years ended December 31, 2016, 2015, and 2014 as follows:

	2016	2015	2014
U.S. federal corporate statutory rate	35.0%	35.0%	35.0%
State and local taxes, less federal tax benefit	4.0	2.3	(2.0)
Foreign income taxes	19.9	1.5	16.2
Sale of subsidiary	(17.1)	—	—
Manufacturing benefit	—	—	1.5
Repatriation expenses	30.7	(2.3)	5.2
Valuation allowance adjustments	(15.9)	(0.5)	(7.5)
Impairment of goodwill and intangible assets	(0.6)	(31.7)	(64.1)
Uncertain tax positions	(7.0)	(0.4)	(0.1)
Other, net	1.5	0.1	(4.6)
Effective income tax rate	50.5%	4.0%	(20.4)%

The principal items that gave rise to deferred income tax assets and liabilities as of December 31, 2016 and 2015 are as follows:

	2016	2015
Deferred Tax Assets:
Reserves and accruals	$38,192	$33,416
Postretirement benefits other than pensions	1,075	1,239
Postretirement benefits - pensions	20,885	22,200
Tax loss carryforwards	57,990	27,227
Foreign tax credit carryforwards	11,621	12,076
Other	33,093	32,298
Total deferred tax assets	162,856	128,456
Valuation allowance	(33,582)	(23,780)
Deferred Tax Liabilities:
LIFO inventory	(17,049)	(14,909)
Property, plant, and equipment	(28,617)	(28,968)
Intangibles	(444,263)	(488,562)
Unremitted foreign earnings	(77,277)	(94,592)
Other	(48,324)	(47,165)
Total deferred tax liabilities	(615,530)	(674,196)
Net deferred income tax liability	$(486,256)	$(569,520)

The Company believes that it is more likely than not that it will realize its deferred tax assets through the reduction of future taxable income, other than for the deferred tax assets reflected below.

Tax attributes and related valuation allowances at December 31, 2016 were as follows:

	Tax Benefit	Valuation Allowance	Carryforward Period Ends
Tax Attributes to be Carried Forward
U.S. Federal Net Operating Loss	$33,246	$(3,580)	2035-2036
U.S. Federal Capital Loss	10,855	(10,855)	2021
U.S. Federal Tax Credit	13,951	(11,621)	2023-2036
U.S. State and Local Net Operating Losses	4,904	(196)	2034-2036
U.S. State and Local Tax Credit	304	(66)	2018-2034
Non U.S. Net Operating Losses	1,568	(915)	2017-2036
Non U.S. Net Operating Losses	4,917	(4,045)	Unlimited
Non U.S. Capital Losses	632	(566)	Unlimited
Other Deferred Tax Assets	3,821	(1,738)	Unlimited
Total Tax Carryforwards	$74,198	$(33,582)

A reconciliation of the changes in the valuation allowance for deferred tax assets for the years ended December 31, 2016, 2015, and 2014 are as follows:

	2016	2015	2014
Valuation allowance for deferred tax assets at beginning of the period	$23,780	$27,464	$20,718
Charged to tax expense	12,513	4,821	8,934
Charged to other accounts	(87)	—
Deductions(1)	(2,624)	(8,505)	(2,188)
Valuation allowance for deferred tax assets at end of the period	$33,582	$23,780	$27,464
(1)	Deductions relate to the realization of net operating losses or the removal of deferred tax assets.

Total unrecognized tax benefits were $6.8 million, $4.8 million, and $4.0 million for the years ended December 31, 2016, 2015, and 2014, respectively. The net increase in this balance primarily relates to recording $3.1 million for tax positions in prior years, which were partially offset by the benefits associated with the lapse of applicable statutes of limitations of $0.7 million. Included in total unrecognized benefits at December 31, 2016 is $6.8 million of unrecognized tax benefits that would affect the Company's effective tax rate if recognized, of which $1.4 million would be offset by a reduction of a corresponding deferred tax asset. The balance of total unrecognized tax benefits is not expected to significantly increase or decrease within the next twelve months. Below is a tabular reconciliation of the changes in total unrecognized tax benefits during the years ended December 31, 2016, 2015, and 2014:

	2016	2015	2014
Beginning balance	$4,780	$3,991	$4,129
Gross increases for tax positions of prior years	3,121	—	106
Gross decreases for tax positions of prior years	—	(364)	(370)
Gross increases for tax positions of current year	2	1,749	887
Settlements	(363)	(14)	(8)
Lapse of statute of limitations	(703)	(582)	(724)
Changes due to currency fluctuations	—	—	(29)
Ending balance	$6,837	$4,780	$3,991

The Company includes interest expense and penalties related to unrecognized tax benefits as part of the provision for income taxes. The Company's income tax liabilities at December 31, 2016 and 2015 include accrued interest and penalties of $3.0 million and $1.0 million, respectively.

The statutes of limitations for U.S. Federal tax returns are open beginning with the 2013 tax year, and state returns are open beginning with the 2012 tax year. The Company remains under IRS audit of the short tax year ending December 31, 2013 as of the end of fiscal year 2016.

The Company is subject to income tax in approximately 32 jurisdictions outside the U.S. The statute of limitations varies by jurisdiction with 2005 being the oldest year still open. The Company's significant operations outside the U.S. are located in the United Kingdom and Germany. In the United Kingdom, tax years prior to 2012 are closed. However, the Company is currently under audit in the United Kingdom, which has been expanded to include years 2012 to 2014. The audit has not been completed as of the date of these financial statements. In Germany, generally, the tax years 2008 and beyond remain open to examination and the general field tax audit of fiscal years 2008 to 2010 commenced in April 2013 with all findings to date appropriately reserved for. This audit has not been completed as of the date of these financial statements. The Company has also been notified that a general tax audit for the tax years 2011 to 2014 will commence in 2017 for Germany. Additionally, in Italy, the tax years 2011 to 2014 remain under audit as of the date of these financial statements.

The Company recorded a deferred tax liability of approximately $114 million for the anticipated repatriation of a limited amount of unremitted foreign earnings generated prior to date of acquisition, July 30, 2013. These accumulated earnings of non-U.S. subsidiaries amounting to approximately $287 million are expected to supplement the Company’s projected U.S. operating cash flow in meeting the Company’s debt service requirements along with other U.S. cash flow needs during the term of its credit agreement. This deferred tax liability was adjusted to $94.6 million at December 31, 2015, and to $77.3 million at December 31, 2016, based upon the estimated need to repatriate accumulated earnings of approximately $200.0 million. The reduction in the tax liability was due to the company’s decision to deduct its foreign taxes on future remitted earnings and eliminate the related taxable inclusion on the foreign tax credit gross up amount. The Company had previously established a valuation allowance against all foreign tax credits. With the exception of this limited repatriation, the Company will continue to be permanently reinvested with respect to its other undistributed earnings of the non-U.S. subsidiaries, including such earnings generated after the date of acquisition, as these earnings are expected to be utilized to fund the future growth of its non-U.S. operations. Determination of the unrecognized deferred tax liability associated with these unremitted earnings is not practicable.

Note 15: Stock-Based Compensation Plans

A summary of the Company’s stock-based award plan activity, for the years ended December 31, 2016, 2015, and 2014, is presented in the following table (underlying shares in thousands):

Stock-based Compensation Awards
	Shares	Outstanding Weighted-Average Exercise Price (per share)	Wtd. Avg. Remaining Contractual Term (years)	Aggregate Intrinsic Value of In-The-Money Options (in thousands)
Outstanding at December 31, 2013	11,412	$5.00
Granted	22,411	$5.05
Settled	—	$—
Forfeited	(4,076)	$5.00
Outstanding at December 31, 2014	29,747	$5.04
Granted	1,757	$6.50
Settled	(498)	$5.10
Forfeited	(3,188)	$5.16
Outstanding at December 31, 2015	27,818	$5.12
Granted	3,965	$6.58
Settled	(3,235)	$5.01
Forfeited	(4,788)	$5.09
Converted to liability	(2,065)	$5.00
Outstanding at December 31, 2016	21,695	$5.42	7.68	$34,302
Vested at December 31, 2016	11,669	$5.28	7.50	$20,020

All stock options were granted to certain of its employees and advisors with an exercise price equal to the fair value of the Company’s per share common stock. The stock options allow each holder to purchase a specific number of common shares of the Company. Management has been granted the stock options pursuant to the 2013 Stock Incentive Plan (the “Plan”). The per-share weighted average fair value of stock options granted or modified during the years ended December 31, 2016, 2015, and 2014 was $3.17, $3.08 and $3.10, respectively.

Stock options awards vest over either five, four, or three years with 50% of each award vesting based on time and 50% of each award vesting based on the achievement of certain financial targets. With respect to awards vesting over five years: (i) 20% of the time based portion of the award vests at the end of each calendar year, and (ii) 20% of the performance based portion of the award has the potential to vest at the end of each calendar year, contingent upon the achievement of annual or cumulative EBITDA targets. With respect to awards vesting over four years: (i) 25% of the time based portion of the award vests at the end of each calendar year, and (ii) 25% of the performance based portion of the award has the potential to vest at the end of each calendar year, contingent upon the achievement of annual or cumulative EBITDA targets. With respect to awards vesting over three years: (i) 33.33% of the time based portion of the award vests at the end of each calendar year, and (ii) 33.33% of the performance based portion of the award has the potential to vest at the end of each calendar year, contingent upon the achievement of annual or cumulative EBITDA targets. Management believes the performance targets will be met. Newly granted stock options expire ten years from the date of the grant. Upon a change of control, all unvested time-based stock options vest immediately, and unvested performance-based stock options vest if certain returns are achieved by KKR on its investment in the Company. The Company has certain repurchase rights on stock acquired through the exercise of a stock option that creates an implicit service period and creates a condition in which an optionee may not receive the economic benefits of the option until the repurchase rights are eliminated. The repurchase rights creating the implicit service period are eliminated at the earlier of an initial public offering or change of control event. Because an initial public offering or change of control is not currently probable of occurring, no compensation expense has been recorded for equity awards. The Company recognizes a liability for compensation expense measured at intrinsic value when it becomes probable that an employee will receive benefits under the terms of the plan due to termination of employment. For the years ended December 31, 2016 and 2015 the Company recognized stock compensation expense of $7.8 million and $2.4 million, respectively. For the year ended December 31, 2016 $6.4 million was recorded in

“Selling and administrative expenses” and $1.4 million was recorded in “Other operating expenses, net” within the Consolidated Statements of Operations. For the year ended December 31, 2015 all stock compensation expense was recorded within “Selling and administrative expenses” in the Consolidated Statements of Operations. No stock compensation expense was recognized during the year ended December 31, 2014.

In December 2015, after considering the macroeconomic challenges the Company faced that year, including a significant decline in the price of oil, the adverse impact of foreign currency translation rates, and weakness in certain other markets, and in order to ensure that the Long-Term Incentive Plan reflected current macroeconomic conditions, the performance-based vesting conditions were modified to vest the 2015 performance vesting options for all option holders as of December 16, 2015. As a result of this modification, vested stock options at a value of $5.8 million are included in total unrecognized compensation cost as of December 31, 2016.

In February 2016, after considering the macroeconomic challenges facing the Company, including a significant decline in the price of oil, the adverse impact of foreign currency translation rates, and weakness in certain other markets, and in order to ensure that the Long-Term Incentive Plan reflected current macroeconomic conditions, the performance-based vesting conditions were modified for the vesting years remaining under the Performance Options granted prior to the date of modification. This modification impacted all option holders that held outstanding options as of February 2, 2016. As a result of this modification, stock options with a value of $17.2 million are included in total unrecognized compensation cost as of December 31, 2016.

As of December 31, 2016 $68.0 million of total unrecognized compensation cost related to stock-based compensation arrangements. Recognition of that stock compensation cost will begin at the earlier of an initial public offering or a change in control.

Valuation Assumptions

The fair value of each stock option grant under the Stock-Based Compensation Plan was estimated on the date of grant using the Black-Scholes-Merton option-pricing model. The expected stock volatility assumption was based on an average of the historical volatility of certain of our competitors’ stocks over the expected term of the stock options. The expected option life represents the period of time that the options granted are expected to be outstanding based on management’s best estimate of the timing of a liquidity event and the contractual term of the stock option. The assumed risk-free rate over the expected life of the options was based on the U.S. Treasury yield curve in effect at the date of grant. The Company’s stock price is calculated based on a combination of the income approach and the market approach. Under the income approach, specifically the discounted cash flow method, forecast cash flows are discounted to the present value at a risk-adjusted discount rate. The valuation analyses determine discrete free cash flows over several years based on forecast financial information provided by management and a terminal value for the residual period beyond the discrete forecast, which are discounted at an appropriate rate to estimate the Company’s enterprise value. Under the market approach, specifically the guideline public company method involves selecting publicly traded companies with similar financial and operating characteristics as the Company, and calculating valuation multiples based on the guideline public company’s financial information and market data. Based on the observed valuation multiples, an appropriate multiple was selected to apply to the Company’s financial information.

The weighted-average assumptions used in the valuation of stock option awards granted or modified for the years ended December 31, 2016, 2015, and 2014 are presented in the table below.

	2016	2015	2014
Assumptions:
Exercise Price	$5.78	$5.81	$5.04
Risk-free interest rate	1.31%	1.58%	1.98%
Dividend yield	0.0%	0.0%	0.0%
Volatility factor	49.5	49.9	67.6
Expected life (in years)	5.1	4.8	6.1

Note 16: Hedging Activities, Derivative Instruments, and Credit Risk

Hedging Activities

The Company is exposed to certain market risks during the normal course of its business arising from adverse changes in interest rates and foreign currency exchange rates. The Company’s exposure to these risks is managed through a combination of operating and financing activities. The Company selectively uses derivative financial instruments (“derivatives”), including foreign currency forward contracts and interest rate swaps, to manage the risks from fluctuations in foreign currency exchange rates and interest rates, respectively. The Company does not purchase or hold derivatives for trading or speculative purposes. Fluctuations in commodity prices, interest rates, and foreign currency exchange rates can be volatile, and the Company’s risk management activities do not totally eliminate these risks. Consequently, these fluctuations could have a significant effect on the Company’s financial results.

The Company’s exposure to interest rate risk results primarily from its variable-rate borrowings. The Company manages its debt centrally, considering tax consequences and its overall financing strategies. The Company manages its exposure to interest rate risk by maintaining a mixture of fixed and variable rate debt and, from time to time, using pay-fixed interest rate swaps as cash flow hedges of variable rate debt in order to adjust the relative fixed and variable proportions.

A substantial portion of the Company’s operations is conducted by its subsidiaries outside of the United States in currencies other than the USD. Almost all of the Company’s non-U.S. subsidiaries conduct their business primarily in their local currencies, which are also their functional currencies. Other than the USD, the EUR, GBP, and Chinese Yuan are the principal currencies in which the Company and its subsidiaries enter into transactions. The Company is exposed to the impacts of changes in foreign currency exchange rates on the translation of its non-U.S. subsidiaries’ assets, liabilities, and earnings into USD. The Company has certain U.S. subsidiaries borrow in currencies other than the USD.

The Company and its subsidiaries are also subject to the risk that arises when they, from time to time, enter into transactions in currencies other than their functional currency. To mitigate this risk, the Company and its subsidiaries typically settle intercompany trading balances monthly. The Company also selectively uses forward currency contracts to manage this risk. These contracts for the sale or purchase of European and other currencies generally mature within one year.

The Company uses foreign currency forward contracts and net investment hedge contracts to manage certain foreign currency risks. The Company also uses interest rate swap contracts to manage risks associated with interest rate fluctuations.

Derivative Instruments

The following table summarizes the notional amounts, fair values, and classification of the Company’s outstanding derivatives by risk category and instrument type within the Consolidated Balance Sheets:

	December 31, 2016
	Derivative Classification	Notional Amount(1)	Fair Value(1) Other Current Assets	Fair Value(1) Other Assets	Fair Value(1) Accrued Liabilities	Fair Value(1) Other Liabilities
Derivatives Designated as Hedging Instruments
Cross Currency interest rate swap contracts	Net Investment	$200,000	$—	$26,828	$—	$—
Interest rate swap contracts	Cash Flow	$1,125,000	$—	$—	$16,258	$47,224
Derivatives Not Designated as Hedging Instruments
Foreign currency forwards	Fair Value	$78,998	$884	$—	$—	$—
Foreign currency forwards	Fair Value	$42,759	$—	$—	$152	$—

	December 31, 2015
	Derivative Classification	Notional Amount(1)	Fair Value(1) Other Current Assets	Fair Value(1) Other Assets	Fair Value(1) Accrued Liabilities	Fair Value(1) Other Liabilities
Derivatives Designated as Hedging Instruments
Cross Currency interest rate swap contracts	Net Investment	$200,000	$—	$23,142	$—	$—
Interest rate swap contracts	Cash Flow	$1,125,000	$—	$—	$8,961	$52,711
Derivatives Not Designated as Hedging Instruments
Foreign currency forwards	Fair Value	$159,795	$3,348	$—	$—	$—
Foreign currency forwards	Fair Value	$25,277	$—	$—	$826	$—
(1)	Notional amounts represent the gross contract amounts of the outstanding derivatives excluding the total notional amount of positions that have been effectively closed through offsetting positions. The net gains and net losses associated with positions that have been effectively closed through offsetting positions but not yet settled are included in the asset and liability derivatives fair value columns, respectively.

Gains and losses on derivatives designated as cash flow hedges included in the Consolidated Statements of Comprehensive Loss for the years ended December 31, 2016, 2015, and 2014 are as presented in the table below:

	2016	2015	2014
Interest Rate Swap Contracts(1)
Loss recognized in AOCI on derivatives (effective portion)	$(13,203)	$(26,910)	$(40,753)
Loss reclassified from AOCI into income (effective portion)	$(11,612)	$(1,266)	$—
Gain (loss) recognized in income on derivatives (ineffective portion and amount excluded from effectiveness testing)	$219	$272	$(173)
(1)	Losses on derivatives reclassified from accumulated other comprehensive income (“AOCI”) into income (effective portion) were included in “Interest expense” in the Consolidated Statements of Operations. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings and included in “Interest expense” in the Consolidated Statements of Operations.

At December 31, 2016, the Company is the fixed rate payor on 16 interest rate swap contracts that effectively fix the LIBOR-based index used to determine the interest rates charged on a total of $1,125.0 million of the Company’s LIBOR-based variable rate borrowings. These contracts carry fixed rates ranging from 2.4% to 4.4% and have expiration dates ranging from 2017 to 2020. These swap agreements qualify as hedging instruments and have been designated as cash flow hedges of forecasted LIBOR-based interest payments. Based on LIBOR-based swap yield curves as of December 31, 2016, the Company expects to reclassify losses of $18.8 million out of AOCI into earnings during the next 12 months. The Company’s LIBOR-based variable rate borrowings outstanding at December 31, 2016 were $1,838.3 million and €387.0 million.

The Company had three foreign currency forward contracts outstanding as of December 31, 2016 with notional amounts ranging from $18.2 million to $79.0 million. These contracts are used to hedge the change in fair value of recognized foreign currency denominated assets or liabilities caused by changes in currency exchange rates. The changes in the fair value of these contracts generally offset the changes in the fair value of a corresponding amount of the hedged items, both of which are included in the “Other operating expense, net,” line on the face of the Consolidated Statements of Operations. The Company’s foreign currency forward contracts are subject to master netting arrangements or agreements between the Company and each counterparty for the net settlement of all contracts through a single payment in a single currency in the event of default on or termination of any one contract with that certain counterparty. It is the Company’s practice to recognize the gross amounts in the Consolidated Balance Sheets. The amount available to be netted is not material.

The Company’s gains (losses) on derivative instruments not designated as accounting hedges and total net foreign currency gains (losses) for the years ended December 31, 2016, 2015, and 2014 were as follows:

	2016	2015	2014
Gain on cross currency interest rate swaps not designated as hedges	$—	$8,024	$1,127
Gain (loss) on foreign currency forward contracts	$19,223	$(452)	$(332)
Net foreign currency gains (losses)	$5,867	$(1,054)	$(1,884)

The Company has a significant investment in consolidated subsidiaries with functional currencies other than the USD, particularly the EUR. The Company designated its Euro Term Loan due in 2020 of approximately €387.0 million and €391.0 million at December 31, 2016 and December 31, 2015, respectively, as a hedge of the Company’s net investment in subsidiaries with EUR functional currencies. Accordingly, changes in the USD equivalent value of the Euro Term Loan were recorded through other comprehensive income. In December 2014, the Company entered into two cross currency interest rate swaps each with a USD notional amount of $100 million to further hedge the risk of changes in the USD equivalent value of its net investment in EUR functional currency subsidiaries.

For the period ended December 31, 2016 both of the $100 million cross currency interest rate swaps were designated as a hedge of the Company’s net investment in EUR functional subsidiaries. For the period ended December 31, 2014, one of the $100 million cross currency interest rate swaps was designated as a hedge of the Company’s net investment in Euro functional subsidiaries and the change in the value from inception to December 31, 2014 was recorded through other comprehensive income. The second $100 million cross currency swap was determined not to be an effective hedge for accounting purposes as of December 31, 2014 and the gain from the change in fair value from inception to December 31, 2014 was included in foreign exchange (gains) losses, net in “Other operating expense, net,” in the Consolidated Statements of Operations. During 2015 the Company assessed its Euro equity position on a quarterly basis and incrementally designated additional portions of the second $100 million cross currency swap as a hedge for accounting purposes. By the end of December 31, 2015 both cross currency interest rate swaps were designated effective hedges for accounting purposes.

The losses and gains from the change in fair value related to the effective portions of the net investment hedges were recorded through other comprehensive income. The losses and gains from changes in fair value of the ineffective portion of the hedge for the years ended December 31, 2016, 2015, and 2014 were included in foreign currency exchange (gains) losses, net in “Other operating expense, net” in the Consolidated Statements of Operations.

The Company’s gains and (losses), net of income tax, associated with changes in the value of debt and designated interest rate swaps for the periods described below, and the net balance of such gains and (losses) included in accumulated other comprehensive income for the years ended December 31 2016 and 2015 were as follows:

	2016	2015
Gain, net of income tax, recorded through other comprehensive income	$12,605	$40,083
Balance included in accumulated other comprehensive income at December 31, 2016 and 2015 respectively	$82,315	$69,710

All cash flows associated with derivatives are classified as operating cash flows in the Consolidated Statements of Cash Flows.

There were no off-balance sheet derivative instruments as of December 31, 2016 or 2015.

Credit Risk

Credit risk related to derivatives arises when amounts receivable from a counterparty exceed those payable. Because the notional amount of the derivative instruments only serves as a basis for calculating amounts receivable or payable, the risk of loss with any counterparty is limited to a fraction of the notional amount. The Company minimizes the credit risk related to derivatives by transacting only with multiple, high-quality counterparties that are major financial institutions with investment-grade credit ratings. The Company has not experienced any financial loss as a result of counterparty nonperformance in the past. The majority of the derivative contracts to which the Company is a party, settle monthly or quarterly, or mature within one year. Because of these factors, the Company believes it has minimal credit risk related to derivative contracts at December 31, 2016.

Concentrations of credit risk with respect to trade receivables are limited due to the wide variety of customers and industries to which the Company’s products and services are sold, as well as their dispersion across many different geographic areas. As a result, the Company does not believe it has any significant concentrations of credit risk at December 31, 2016 or 2015.

Note 17: Fair Value Measurements

A financial instrument is defined as cash or cash equivalents, evidence of an ownership interest in an entity, or a contract that creates a contractual obligation or right to deliver or receive cash or another financial instrument from another party. The Company’s financial instruments consist primarily of cash and cash equivalents, trade accounts receivables, trade accounts payables, deferred compensation assets and obligations, derivatives, and debt instruments. The carrying values of cash and cash equivalents, trade accounts receivables, trade accounts payables, and variable rate debt instruments are a reasonable estimate of their respective fair values. The Company’s Senior Notes, valued utilizing Level 2 inputs, had a carrying value of $575.0 million and an estimated fair value of $573.6 million as of December 31, 2016; and a carrying value of $575.0 million and an estimated fair value of $457.3 million as of December 31, 2015.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The fair value hierarchy is based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value as follows:

Level 1	Quoted prices (unadjusted) in active markets for identical assets or liabilities as of the reporting date.
Level 2	Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities as of the reporting date.
Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

For the year ended December 31, 2015, goodwill with a carrying value of $529.3 million in the P&IP reporting unit was written down to its estimated implied fair value of $186.0 million, resulting in a non-cash impairment charge of $343.3 million. In order to arrive at the implied fair value of goodwill, the Company calculated the fair value of all of the assets and liabilities of the reporting unit as if it had been acquired in a business combination. After assigning fair value to the assets and liabilities of the reporting unit, the result was the implied fair value of goodwill of $186.0 million, which represented a Level 3 asset measured at fair value on a nonrecurring basis subsequent to its original recognition. The fair value was determined using a combination of discounted cash flows and a market multiple approach using comparable companies.

For the year ended December 31, 2014, goodwill with a carrying value of $445.3 million in the Nash reporting unit was written down to its estimated implied fair value of $224.7 million, resulting in a non-cash impairment charge of $220.6 million. In order to arrive at the implied fair value of goodwill, the Company calculated the fair value of all of the assets and liabilities of the reporting unit as if it had been acquired in a business combination. After assigning fair value to the assets and liabilities of the reporting unit, the result was the implied fair value of goodwill of $224.7 million, which represented a Level 3 asset measured at fair value on a nonrecurring basis subsequent to its original recognition. The fair value was determined using a combination of discounted cash flows and market multiple approach using comparable companies.

The Company assessed indefinite-lived intangible assets, trademarks, in conjunction with the 2016 annual goodwill impairment test. The valuation of trademarks was based upon current sales projections and the relief from royalty method was applied. As a result of this analysis, trademarks with carrying amounts aggregating to $179.3 million were written down to their estimated fair value of $154.9 million. These represented Level 3 assets measured on a nonrecurring basis subsequent to their original recognition. This resulted in a total non-cash impairment charge of $24.4 million. The fair value was determined using the relief from royalty method.

The Company assessed indefinite-lived intangible assets, trademarks, in conjunction with the 2015 annual goodwill impairment test. The valuation of trademarks was based upon current sales projections and the relief from royalty method was applied. As a result of this analysis, trademarks with carrying amounts aggregating to $560.1 million were written down to their estimated fair value of $489.0 million. These represented Level 3 assets measured on a nonrecurring basis subsequent to their original recognition. This resulted in a total non-cash impairment charge of $71.1 million. The fair value was determined using the relief from royalty method.

The Company assessed indefinite-lived intangible assets, trademarks, in conjunction with the 2014 annual goodwill impairment test. The valuation of trademarks was based upon current sales projections and the relief from royalty was applied. As a result of this analysis, trademarks with carrying amounts aggregating to $206.0 million were written down to their estimated fair value of $192.1 million. These represented Level 3 assets measured on a nonrecurring basis subsequent to their original recognition. This resulted in a total non-cash impairment charge of $13.9 million. The fair value was determined using the relief from royalty method.

Refer to Note 1 “Summary of Significant Accounting Policies” for discussion of the valuation assumptions utilized in the valuation of goodwill and indefinite-lived intangible assets.

The following table summarizes the Company’s application of the fair value hierarchy to its financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2016 and 2015:

	December 31, 2016
	Level 1	Level 2	Level 3	Total
Financial Assets
Foreign currency forwards(1)	$—	$884	$—	$884
Interest rate swaps(2)	—	26,828	—	26,828
Trading securities held in deferred compensation plan(3)	4,207	—	—	4,207
Total	$4,207	$27,712	$—	$31,919
Financial Liabilities
Foreign currency forwards(1)	$—	$152	$—	$152
Interest rate swaps(2)	—	63,482	—	63,482
Deferred compensation plan(3)	4,207	—	—	4,207
Total	$4,207	$63,634	$—	$67,841
	December 31, 2015
	Level 1	Level 2	Level 3	Total
Financial Assets
Foreign currency forwards(1)	$—	$3,348	$—	$3,348
Interest rate swaps(2)	—	23,142	—	23,142
Trading securities held in deferred compensation plan(3)	3,748	—	—	3,748
Total	$3,748	$26,490	$—	$30,238
Financial Liabilities
Foreign currency forwards(1)	$—	$826	$—	$826
Interest rate swaps(2)	—	61,672	—	61,672
Deferred compensation plan(3)	3,748	—	—	3,748
Total	$3,748	$62,498	$—	$66,246
(1)	Based on calculations that use readily observable market parameters as their basis, such as spot and forward rates.
(2)	Measured as the present value of all expected future cash flows based on the LIBOR-based swap yield curves as of December 31, 2016 and 2015, respectively. The present value calculation uses discount rates that have been adjusted to reflect the credit quality of the Company and its counterparties.
(3)	Based on the quoted price of publicly traded mutual funds which are classified as trading securities and accounted for using the mark-to-market method.

Note 18: Contingencies

The Company is a party to various legal proceedings, lawsuits, and administrative actions, which are of an ordinary or routine nature for a company of its size and sector. The Company believes that such proceedings, lawsuits and administrative actions will not materially adversely affect its operations, financial condition, liquidity or competitive position. A more detailed discussion of certain of these proceedings, lawsuits, and administrative actions is set forth below.

Asbestos and Silica Related Litigation

The Company has been named as a defendant in a number of asbestos-related and silica-related personal injury lawsuits. The plaintiffs in these suits allege exposure to asbestos or silica from multiple sources and typically the Company is one of approximately 25 or more named defendants.

Predecessors to the Company sometimes manufactured, distributed and/or sold products allegedly at issue in these pending asbestos and silica-related lawsuits (the “Products”). However, neither the Company nor its predecessors ever mined, manufactured, mixed, produced or distributed asbestos fiber or silica sand, the materials that allegedly caused the injury underlying the lawsuits. Moreover, the asbestos-containing components of the Products, if any, were enclosed within the subject Products.

Although we have never mined, manufactured, mixed, produced or distributed asbestos fiber or silica sand nor sold products that could result in a direct asbestos or silica exposure, many of the companies that did engage in such activities or produced such products are no longer in operation. This has led to law firms seeking potential alternative companies to name in lawsuits where there has been an asbestos or silica related injury.

The Company believes that the pending and future asbestos and silica-related lawsuits are not likely to, in the aggregate, have a material adverse effect on its consolidated financial position, results of operations or liquidity, based on: the Company’s anticipated insurance and indemnification rights to address the risks of such matters; the limited potential asbestos exposure from the Products described above; the Company’s experience that the vast majority of plaintiffs are not impaired with a disease attributable to alleged exposure to asbestos or silica from or relating to the Products or for which the Company otherwise bears responsibility; various potential defenses available to the Company with respect to such matters; and the Company’s prior disposition of comparable matters. However, inherent uncertainties of litigation and future developments, including, without limitation, potential insolvencies of insurance companies or other defendants, an adverse determination in the Adams County Case (discussed below), or other inability to collect from the Company’s historical insurers or indemnitors, could cause a different outcome. While the outcome of legal proceedings is inherently uncertain, based on presently known facts, experience, and circumstances, the Company believes that the amounts accrued on its balance sheet are adequate and that the liabilities arising from the asbestos and silica-related personal injury lawsuits will not have a material adverse effect on the Company’s consolidated financial position, results of operations or liquidity. “Accrued liabilities” and “Other liabilities” on the Consolidated Balance Sheet include a total litigation reserve of $108.5 million and $94.1 million as of December 31, 2016 and 2015 respectively, with respect to potential liability arising from the Company’s asbestos-related litigation. The increase in the reserve was primarily the result in changes in actuarial assumptions used in the Company’s projection of potential liability. Asbestos related defense costs are excluded from the asbestos claims liability and are recorded separately as services are incurred. In the event of unexpected future developments, it is possible that the ultimate resolution of these matters may be material to the Company’s consolidated financial position, results of operation or liquidity.

The Company has entered into a series of agreements with certain of its or its predecessors’ legacy insurers and certain potential indemnitors to secure insurance coverage and/or reimbursement for the costs associated with the asbestos and silica-related lawsuits filed against the Company. The Company has also pursued litigation against certain insurers or indemnitors, where necessary. The Company has an insurance recovery receivable for probable asbestos related recoveries of approximately $97.3 million and $79.3, which are included in “Other assets” on the Consolidated Balance Sheets as of December 31, 2016 and 2015, respectively.

The largest such recent action, Gardner Denver, Inc. v. Certain Underwriters at Lloyd’s, London, et al., was filed on July 9, 2010, in the Eighth Judicial Circuit, Adams County, Illinois, as case number 10-L-48 (the “Adams County Case”). In the lawsuit, the Company seeks, among other things, to require certain excess insurer defendants to honor their insurance policy obligations to the Company, including payment in whole or in part of the costs associated with the asbestos-related lawsuits filed against the Company. In October 2011, the Company reached a settlement with one of the insurer defendants, which had issued both primary and excess policies, for approximately the amount of such defendant’s policies which were subject to the lawsuit. Since then, the case has been proceeding through the discovery and motions process with the remaining insurer defendants. On January 29, 2016, the Company prevailed on the first phase of that discovery and motions process (“Phase I”). Specifically, the Court in the Adams County Case ruled that the Company has rights under all of the policies in the case, subject to their terms and conditions, even though the policies were sold to the Company’s former owners rather than to the Company itself. On June 9, 2016, the Court denied a motion by several of the insurers who sought permission to appeal the Phase I ruling now rather than waiting until the end of the whole case as is normally required. The case now has begun proceeding through the discovery and motions process regarding the remaining issues in dispute (“Phase II”).

On October 4, 2013, the Company filed a suit in the Eighth Judicial Circuit, Adams County, Illinois, styled as Gardner Denver, Inc. v. National Indemnity Company (“NICO”), Resolute Management, Inc., and National Union Fire Insurance Company of Pittsburgh, Pennsylvania, case number 13-L-45 (the “National Union Case”). The case alleged interference with contract, deceptive trade practices, and bad faith breach of contract against the defendants arising out of National Union’s failure to perform its duties under a 2003 Settlement Agreement with the Company. In February 2014, all three defendants filed motions to dismiss the case; NICO and Resolute filed one motion based on issues unique to them, and National Union filed its own motion. On June 6, 2014, the Court denied National Union’s motion, and granted the motion filed by NICO and Resolute. The Court also denied a subsequent motion by National Union to have the case proceed in arbitration rather than in court. National Union appealed that decision and the Illinois Appellate Court affirmed the trial court decision on April 13, 2015. The Company separately appealed the order dismissing NICO and Resolute and, on May 21, 2015, the Illinois Appellate Court reversed the order and reinstated the Company’s claims against NICO and Resolute. On December 16, 2015, the parties settled the dispute and thus the Court dismissed the National Union Case by agreement of the parties on January 5, 2016.

A majority of the Company’s expected future recoveries of the costs associated with the asbestos-related lawsuits are the subject of the Adams County Case.

The amounts recorded by the Company for asbestos-related liabilities and insurance recoveries are based on currently available information and assumptions that the Company believes are reasonable based on an evaluation of relevant factors. The actual liabilities or insurance recoveries could be higher or lower than those recorded if actual results vary significantly from the assumptions. There are a number of key variables and assumptions including the number and type of new claims to be filed each year, the resolution or outcome of these claims, the average cost of resolution of each new claim, the amount of insurance available, allocation methodologies, the contractual terms with each insurer with whom the Company has reached settlements, the resolution of coverage issues with other excess insurance carriers with whom the Company has not yet achieved settlements, and the solvency risk with respect to the Company’s insurance carriers. Other factors that may affect the future liability include uncertainties surrounding the litigation process from jurisdiction to jurisdiction and from case to case, legal rulings that may be made by state and federal courts, and the passage of state or federal legislation. The Company makes the necessary adjustments for the asbestos liability and corresponding insurance recoveries on an annual basis unless facts or circumstances warrant assessment as of an interim date.

Environmental Matters

The Company has been identified as a potentially responsible party (“PRP”) with respect to several sites designated for cleanup under U.S. federal “Superfund” or similar state laws that impose liability for cleanup of certain waste sites and for related natural resource damages. Persons potentially liable for such costs and damages generally include the site owner or operator and persons that disposed or arranged for the disposal of hazardous substances found at those sites. Although these laws impose joint and several liability on PRPs, in application the PRPs typically allocate the investigation and cleanup costs based upon the volume of waste contributed by each PRP. Based on currently available information, the Company was only a small contributor to these waste sites, and the Company has, or is attempting to negotiate, de minimis settlements for their cleanup. The cleanup of the remaining sites is substantially complete and the Company’s future obligations entail a share of the sites’ ongoing operating and maintenance expense. The Company is also addressing four on-site cleanups for which it is the primary responsible party. Three of these cleanup sites are in the operation and maintenance stage and one is in the implementation stage.

The Company has undiscounted accrued liabilities of $7.6 million on its balance sheet to the extent costs are known or can be reasonably estimated for its remaining financial obligations for the environmental matters discussed above and does not anticipate that any of these matters will result in material additional costs beyond amounts accrued. Based upon consideration of currently available information, the Company does not anticipate any material adverse effect on its results of operations, financial condition, liquidity or competitive position as a result of compliance with federal, state, local or foreign environmental laws or regulations, or cleanup costs relating to these matters.

Shareholder Litigation

In connection with the Company’s entry into the definitive merger agreement with KKR (the “Merger”), four purported shareholders filed suit in the Delaware Court of Chancery and the Court of Common Pleas in Chester County, Pennsylvania asserting substantially identical claims for breach of fiduciary duty against the Company's former directors and aiding and abetting against the Company and KKR. The Delaware Court of Chancery consolidated the three Delaware actions under the caption In re Gardner Denver, Inc. Shareholders Litigation, No. 8505-VCN, which the Company refers to as the Consolidated Action. The case caption of the action in the Court of Common Pleas in Chester County, Pennsylvania is: Jack Carson v. Gardner Denver, Inc., et al., No. 13-02341, which the Company refers to as the Carson Action. On June 26, 2014, the plaintiff in the Carson Action filed a Praecipe for Voluntary Discontinuance Without Prejudice dismissing the Carson Action. On June 28, 2014, the parties in the Consolidated Action entered into a Stipulation and Agreement of Compromise, Settlement and Release (the “Settlement”) to dismiss the Consolidated Action and release all claims by the Company's former shareholders that were asserted or could have been asserted concerning the Merger in exchange for a total settlement payment by the Company of $29.0 million and an additional payment by the Company of up $1.0 million in attorney’s fees, subject to the approval of the Delaware Court of Chancery. On September 3, 2014, the Delaware Court of Chancery entered an order approving the Settlement and the time to appeal that order expired on October 3, 2014 without the filing of an appeal. The Company made cash payments totaling $30.0 million in the three-month period ended September 30, 2014. The Company denies committing or aiding and abetting any violation of law or breach of any duty to the plaintiffs, the Company’s shareholders, or any other person or entity. The Company entered into the Settlement solely to eliminate the uncertainty, distraction, burden, and expense of further litigation. The Company is pursuing a recovery from certain insurers in connection with the payments it has made pursuant to the Settlement.

Note 19: Other Operating Expense

The components of “Other operating expense, net” for the years ended December 31, 2016, 2015 and 2014 are as follows:

	For the Years Ended December 31,
	2016	2015	2014
Other Operating Expense, Net
Foreign currency (gains) losses, net	$(5,867)	$1,054	$1,884
Restructuring charges(1)	32,898	4,735	5,878
Shareholder litigation settlement loss(2)	—	—	30,000
Costs to exit and settle loss contracts(3)	—	—	10,123
Environmental remediation expenses(4)	5,570	—	—
Other, net	16,017	14,884	16,375
Total other operating expense, net	$48,618	$20,673	$64,260
(1)	See Note 4 “Restructuring.”
(2)	Settlement of suit filed by certain purported shareholders in connection with the Company’s entry into the definitive merger agreement with KKR in 2013. See Note 18 “Contingencies.”
(3)	The Company recognized losses totaling $16.2 million related to certain contracts during the year ended December 31, 2014, including $10.1 million in estimated costs to exit and settle the contracts. The remaining losses are reported in gross profit.
(4)	Estimated environmental remediation costs recorded on an undiscounted basis for a former production facility.

Note 20: Segment Information

A description of the Company’s three reportable segments, including the specific products manufactured and sold follows below.

In the Industrials segment, the Company designs, manufactures, markets, and services a broad range of air compression, vacuum, and blower products across a wide array of technologies and applications. Almost every manufacturing and industrial facility, and many service and process industries, use air compression and vacuum products in a variety of applications such as operation of pneumatic air tools, vacuum packaging of food products, and aeration of waste water. The Company maintains a leading position in its markets and serves customers globally. The Company offers comprehensive aftermarket parts and an experienced direct and distributor-based service network world-wide to complement all of its products.

In the Energy segment, the Company designs, manufactures, markets, and services a diverse range of positive displacement pumps, liquid ring vacuum pumps and compressors, and engineered loading systems and fluid transfer equipment, consumables and associated aftermarket parts and services. It serves customers in the upstream, midstream, and downstream oil and gas markets, and various other markets including petrochemical processing, power generation, transportation, and general industrial. The Company is one of the largest suppliers in these markets and has long-standing customer relationships. Its positive displacement pumps are used in the oilfield for drilling, hydraulic fracturing, completion, and well servicing. Its liquid ring vacuum pumps and compressors are used in many power generation, mining, oil and gas refining and processing, chemical processing, and general industrial applications including flare gas and vapor recovery, geothermal gas removal, vacuum de-aeration, enhanced oil recovery, water extraction in mining and paper, and chlorine compression in petrochemical operations. Its engineered loading systems and fluid transfer equipment ensure the safe handling and transfer of crude oil, liquefied natural gas, compressed natural gas, chemicals, and bulk materials.

In the Medical segment, the Company designs, manufactures, and markets a broad range of highly specialized gas, liquid, and precision syringe pumps and compressors primarily for use in the medical, laboratory and biotechnology end markets. The Company’s customers are mainly medium and large durable medical equipment suppliers that integrate the Company’s products into their final equipment for use in applications such as oxygen therapy, blood dialysis, patient monitoring, wound treatment, and others. Further, with the recent acquisitions, the Company has expanded into liquid handling components and systems used in biotechnology applications including clinical analysis instrumentation. The Company also has a broad range of end use deep vacuum products for laboratory science applications.

The Chief Operating Decision Maker (“CODM”) evaluates the performance of its reportable segments based on, among other measures, Segment Adjusted EBITDA. Management closely monitors the Segment Adjusted EBITDA of each reportable segment to evaluate past performance and actions required to improve profitability. Inter-segment sales and transfers are not significant. Administrative expenses related to the Company’s corporate offices and shared service centers in the United States and Europe, which includes transaction processing, accounting, and other business support functions, are allocated to the business segments. Certain administrative expenses, including senior management, compensation, treasury, internal audit, tax compliance, and other corporate functions, are not allocated to the business segments. The accounting policies of the segments are the same as those described in Note 1 “Summary of Significant Accounting Policies.”

In the first quarter of fiscal 2016, the Company modified its methodology of allocating certain Corporate costs that directly benefit the business segments. The segment results below for the years ended December 31, 2015 and 2014 have been restated to conform to the methodology used in the year ended December 31, 2016.

	2016	2015	2014
Revenue
Industrials	$1,082,357	$1,149,704	$1,306,058
Energy	628,405	753,504	1,045,001
Medical	228,674	223,677	218,946
Total Revenue	$1,939,436	$2,126,885	$2,570,005
Segment Adjusted EBITDA
Industrials	$217,647	$197,554	$223,230
Energy	143,770	186,810	309,129
Medical	61,932	59,493	52,543
Total Segment Adjusted EBITDA	423,349	443,857	584,902
Less items to reconcile Segment Adjusted EBITDA to
Loss Before Income Taxes(1):
Corporate expenses not allocated to segments	22,696	24,974	47,325
Interest expense	170,338	162,861	164,376
Depreciation and amortization expense	172,725	163,024	160,350
Impairment of goodwill and other intangible assets(a)	25,252	421,425	235,023
Sponsor fees and expenses(b)	4,816	4,613	3,723
Restructuring and related business transformation costs(c)	78,677	31,409	36,551
Acquisition related expenses and non-cash charges(d)	4,258	4,764	9,831
Environmental remediation loss reserve(e)	5,570	—	—
Other adjustments(f)	2,167	(2,521)	40,652
Loss Before Income Taxes	$(63,150)	$(366,692)	$(112,929)
(1)	In the fourth quarter of fiscal 2016, the Company modified its methodology for presenting reconciling items from Loss Before Income Taxes. The reconciling items for the years ended December 31, 2015 and 2014 have been restated to conform to the methodology used in the year ended December 31, 2016, and include the following:
(a)	Represents non-cash charges for impairment of goodwill and other intangible assets.
(b)	Represents management fees and expenses paid to KKR.
(c)	Restructuring and related business transformation costs consist of the following:
	Year Ended December 31,
	2016	2015	2014
Restructuring charges	$32,898	$4,735	$5,878
Severance, sign-on, relocation and executive search costs	22,364	18,404	15,517
Facility reorganization, relocation, and other costs	8,670	1,583	362
Information technology infrastructure transformation	2,297	—	—
(Losses) gains on asset and business disposals	124	(4,510)	1,033
Consultant and other advisor fees	9,729	10,120	13,739
Other, net	2,595	1,077	22
Total restructuring and related business transformation costs	$78,677	$31,409	$36,551
(d)	Represents third party costs associated with successful and/or abandoned acquisitions, including post-closure integration, and non-cash charges and credits arising from fair value purchase accounting adjustments.
(e)	Represents estimated environmental remediation costs and losses of a former production facility.
(f)	Includes (i) foreign exchange gains and losses, (ii) non-cash impact of net LIFO reserve adjustments, (iii) effects of amortization of prior service costs and amortization of gains in pension and other postemployment benefits (OPEB) expense, (iv) certain legal and compliance costs, (v) shareholder litigation settlement loss ($30.0 million in 2014), (vi) costs to exit and settle loss contracts ($10.1 million in 2014), and (vii) other miscellaneous adjustments.

The following tables provide summarized information about the Company’s reportable segments.

Identifiable Assets:

	2016	2015(1)	2014(1)
Industrials	$1,943,623	$2,078,883	$2,324,118
Energy	1,501,027	1,572,814	2,040,561
Medical	486,231	469,613	473,346
Total	3,930,881	4,121,310	4,838,025
General corporate (unallocated)	385,067	340,736	269,096
Total assets	$4,315,948	$4,462,046	$5,107,121
(1)	General corporate identifiable assets as of December 31, 2015 and 2014 were restated to reclassify the unamortized debt issuance cost asset from “Other assets” in accordance with the adoption of ASU 2015-03. See “Note 2: New Accounting Standards” for further discussion on the adoption.

Depreciation and Amortization Expense:

	2016	2015	2014
Industrials	$96,034	$89,152	$94,023
Energy	55,509	53,763	46,589
Medical	21,182	20,109	19,738
Total	$172,725	$163,024	$160,350

Capital Expenditures:

	2016	2015	2014
Industrials	$44,746	$25,820	$19,829
Energy	21,402	38,598	44,269
Medical	8,268	6,555	9,448
Total	$74,416	$70,973	$73,546

The following table presents revenues and property, plant, and equipment by geographic region. Revenues have been attributed based on the products’ shipping destination. No country other than the United States comprises greater than 10% of consolidated revenue. Aggregating global revenues by product is currently not practical.

	Revenues			Property, Plant, and Equipment, net
	2016	2015	2014	2016	2015	2014
United States	$695,781	$865,683	$1,127,960	$197,902	$187,134	$171,076
Other Americas	106,203	140,198	151,122	7,177	5,825	7,780
Total Americas	801,984	1,005,881	1,279,082	205,079	192,959	178,856
EMEA(1)	800,241	751,300	872,371	125,330	116,313	130,038
Asia Pacific	337,211	369,704	418,552	27,982	31,493	34,633
Total	$1,939,436	$2,126,885	$2,570,005	$358,391	$340,765	$343,527
(1)	Europe, Middle East, and Africa (“EMEA”)

Note 21: Related Party

Affiliates of KKR participated as (i) a lender in the Company’s Senior Secured Credit Facilities discussed in Note 10, “Debt” with a position of $41.0 million as of December 31, 2014, (ii) an initial investor in the Company’s Senior Notes discussed in Note 10, “Debt” with a position of $18.7 million as of December 31, 2014, and (iii) advisors in the Merger. KKR exited their positions in the Senior Secured Credit Facilities and the Senior Notes during 2015 and did not hold a position in either as of December 31, 2015 and December 31, 2016.

The Company entered into a monitoring agreement, dated July 30, 2013, with KKR pursuant to which KKR will provide management, consulting and financial advisory services to the Company and its divisions, subsidiaries, parent entities and controlled affiliates. Under the terms of the monitoring agreement the Company is, among other things, obligated to pay KKR (or such affiliate(s) as KKR designates) an aggregate annual management fee in the initial annual amount of $3.5 million, payable in arrears at the end of each fiscal quarter, plus upon request all reasonable out of pocket expenses ($0.7 million, $0.7 million, and $0.0 million for the years ended December 31, 2016, 2015, and 2014 respectively) incurred in connection with the provision of services under the agreement. The management fee increases at a rate of 5% per year effective on January 1, 2014. The Company incurred management fees to KKR of $4.1 million, $3.9 million, and $3.7 million for the years ended December 31, 2016, 2015, and 2014 respectively. Management fees are scheduled to be $4.3 million in 2017. KKR also is entitled to charge the Company a customary fee for services rendered in connection with any subsequent financing, acquisition, disposition, and change in control transactions, as well as a termination fee in the event of an initial public offering or under certain other circumstances. In addition, on July 30, 2013, the Company entered into a separate indemnification agreement with KKR and certain of its affiliates, pursuant to which the Company agreed to provide customary indemnification to KKR and such affiliates.

Note 22: Loss Per Share

The computations of basic and diluted loss per share are as follows (shares in thousands):

	For the Years Ended December 31,
	2016	2015	2014
Net Loss	$(31,290)	$(351,988)	$(135,925)
Less: Net Loss attributable to noncontrolling interests	5,330	(835)	(902)
Net Loss Attributable to Gardner Denver Holdings, Inc.	$(36,620)	$(351,153)	$(135,023)
Average shares outstanding:
Basic	243,632	244,387	243,140
Diluted	243,632	244,387	243,140
Loss per share:
Basic	$(0.15)	$(1.44)	$(0.56)
Diluted	$(0.15)	$(1.44)	$(0.56)

There were 21,695, 27,818, and 29,747 stock options outstanding at December 31, 2016, 2015, and 2014, respectively, that were not included in the computation of diluted loss per share because their inclusion would have been anti-dilutive but that could potentially dilute basic EPS in the future.

          Shares

Gardner Denver Holdings, Inc.

Common Stock

Prospectus

KKR

           , 2017

Through and including the 25th day after the date of this prospectus, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligations to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the expenses payable by the Registrant expected to be incurred in connection with the issuance and distribution of common stock being registered hereby (other than underwriting discounts and commissions). All of such expenses are estimates, except for the Securities and Exchange Commission (“SEC”) registration fee, the Financial Industry Regulatory Authority (“FINRA”) filing fee and the           listing fee.

SEC registration fee		$11,590
FINRA filing fee		15,500
listing fee			*
Printing fees and expenses			*
Legal fees and expenses			*
Blue sky fees and expenses			*
Registrar and transfer agent fees			*
Accounting fees and expenses			*
Miscellaneous expenses			*
Total	$		*
*	To be completed by amendment.

Item 14. Indemnification of Directors and Officers.

Section 102(b)(7) of the Delaware General Corporation Law (the “DGCL”) allows a corporation to provide in its certificate of incorporation that a director of the corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our amended and restated certificate of incorporation provides for this limitation of liability. We have entered into indemnification agreements with our directors that provide for us to indemnify them to the fullest extent permitted by Delaware law.

Section 145 of the DGCL, or Section 145, provides, among other things, that a Delaware corporation may indemnify any person who was, is or is threatened to be made, party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was unlawful. A Delaware corporation may indemnify any persons who were or are a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests, provided further that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses (including attorneys’ fees) which such officer or director has actually and reasonably incurred.

Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would otherwise have the power to indemnify such person under Section 145.

Our amended and restated bylaws provide that we must indemnify, and advance expenses to, our directors and officers to the full extent authorized by the DGCL.

The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of our amended and restated certificate of incorporation, our amended and restated bylaws, agreement, vote of stockholders or disinterested directors or otherwise. Notwithstanding the foregoing, we shall not be obligated to indemnify a director or officer in respect of a proceeding (or part thereof) instituted by such director or officer, unless such proceeding (or part thereof) has been authorized by the board of directors pursuant to the applicable procedure outlined in the amended and restated bylaws.

Section 174 of the DGCL provides, among other things, that a director, who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held jointly and severally liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time may avoid liability by causing his or her dissent to such actions to be entered in the books containing the minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

We maintain standard policies of insurance that provide coverage (1) to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to indemnification payments that we may make to such directors and officers.

The underwriting agreement provides for indemnification by the underwriters of us and our officers and directors, and by us of the underwriters, for certain liabilities arising under the Securities Act or otherwise in connection with this offering.

Item 15. Recent Sales of Unregistered Securities.

Within the past three years, the Registrant has granted or issued the following securities of the Registrant which were not registered under the Securities Act.

The following does not reflect the       -for-one reverse split of the Registrant’s common stock, which will occur prior to the consummation of the offering to which this Registration Statement relates.

On March 19, 2014, the Registrant sold an aggregate of 1,241,260 shares of common stock at a price of $5.00 per share to certain employees and directors in connection with services provided by such parties.

On June 30, 2014, the Registrant sold an aggregate of 1,250,445 shares of common stock at a price of $5.00 per share to certain employees in connection with services provided by such parties.

On September 4, 2014, the Registrant sold an aggregate of 571,656 shares of common stock at a price of $6.00 per share to certain employees, directors and advisors in connection with services provided by such parties.

On May 7, 2015, the Registrant sold an aggregate of 619,692 shares of common stock at a price of $6.50 per share to certain employees in connection with services provided by such parties.

On October 1, 2015, the Registrant sold an aggregate of 21,614 shares of common stock at a price of $6.50 per share to certain employees in connection with services provided by such parties.

On May 10, 2016, the Registrant sold an aggregate of 451,991 shares of common stock at a price of $6.50 per share to certain employees in connection with services provided by such parties.

On December 1, 2016, the Registrant sold an aggregate of 45,768 shares of common stock at a price of $7.00 per share to certain employees in connection with services provided by such parties.

The issuances of stock described in this Item 15 were issued pursuant to written compensatory plans or arrangements with our employees, and directors, in reliance on the exemption from the registration requirements of the Securities Act provided by Rule 701 promulgated under the Securities Act or the exemption set forth in Section 4(a)(2) under the Securities Act and Regulation D promulgated thereunder relative to transactions by an issuer not involving any public offering, to the extent an exemption from such registration was required.

All of the foregoing securities are deemed restricted securities for purposes of the Securities Act. All certificates representing the issued shares of capital stock described in this Item 15 included appropriate legends setting forth that the securities have not been registered and the applicable restrictions on transfer.

Item 16. Exhibits and Financial Statement Schedules.

(a)   Exhibits. See the Exhibit Index immediately following the signature pages hereto, which is incorporated by reference as if fully set forth herein.

(b)   Financial Statement Schedules.

The following Financial Statement Schedule is included herein:

Schedule I – Condensed Financial Information of Gardner Denver Holdings, Inc.

Item 17. Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriter, at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(3)	For the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(4)	In a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:
(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;
(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;
(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and
(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Milwaukee, Wisconsin, on April 4, 2017.

Gardner Denver Holdings, Inc.

By:	/s/ Vicente Reynal
Name: Vicente Reynal
Title: Chief Executive Officer

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following person in the capacities indicated on April 4, 2017:

Signature	Capacity

/s/ Vicente Reynal	Vicente Reynal (principal executive officer)
Vicente Reynal

/s/ Philip T. Herndon	Philip T. Herndon (principal financial officer)
Philip T. Herndon

/s/ Mark R. Sweeney	Mark R. Sweeney (principal accounting officer)
Mark R. Sweeney

*	Director
Peter Stavros

*	Director
Brandon F. Brahm

*	Director
William E. Kassling

*	Director
Michael V. Marn

*	Director
Pastor Velasco

*	Director
Nickolas Vande Steeg

*	Director
Joshua T. Weisenbeck
*By:	/s/ Vicente Reynal
Vicente Reynal, Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Exhibit Description
1.1**	Form of Underwriting Agreement by and among Gardner Denver Holdings, Inc. and the underwriters named therein
3.1**	Form of Amended and Restated Certificate of Incorporation of Gardner Denver Holdings, Inc.
3.2**	Form of Amended and Restated Bylaws of Gardner Denver Holdings, Inc.
4.1**	Form of Common Stock Certificate
4.2***
Indenture, dated as of July 30, 2013, among Gardner Denver Holdings, Inc. (formerly known as Renaissance Acquisition Corp.), as issuer, the guarantors named therein and Wells Fargo Bank, National Association, as trustee

4.3**
Registration Rights Agreement, dated as of July 30, 2013, by and among KKR Renaissance Aggregator L.P.; KKR Renaissance Aggregator GP LLC; Gardner Denver Holdings, Inc. (formerly known as Renaissance Parent Corp.) and each of the other parties thereto

5.1**	Opinion of Simpson Thacher & Bartlett LLP
10.1†***	2013 Stock Incentive Plan for Key Employees of Gardner Denver Holdings, Inc. (formerly known as Renaissance Parent Corp.) and its Subsidiaries
10.2***
Senior Secured Credit Agreement, dated as of July 30, 2013, among Renaissance Acquisition Corp., the foreign borrowers described therein, Gardner Denver Holdings, Inc. (formerly known as Renaissance Parent Corp.), UBS AG, Stamford Branch, as administrative agent, and other agents and lenders party thereto

10.3***
Amendment No. 1 to the Senior Secured Credit Agreement, dated as of March 4, 2016, among Gardner Denver Holdings, Inc. (formerly known as Renaissance Parent Corp.), Gardner Denver, Inc., GD German Holdings II GmbH (as successor in interest to Gardner Denver Holdings GmbH & Co. KG), GD First (UK) Limited, UBS AG, Stamford Branch, as administrative agent, and other agents and lenders party thereto

10.4***
Pledge Agreement, dated as of July 30, 2013, among Gardner Denver Holdings, Inc. (formerly known as Renaissance Parent Corp.), Renaissance Acquisition Corp., the subsidiary pledgors identified therein and UBS AG, Stamford Branch, as collateral agent

10.5***
Security Agreement, dated as of July 30, 2013, among Gardner Denver Holdings, Inc. (formerly known as Renaissance Parent Corp.), Renaissance Acquisition Corp., the subsidiary grantors identified therein and UBS AG, Stamford Branch, as collateral agent

10.6***
Guarantee Agreement, dated as of July 30, 2013, among Gardner Denver Holdings, Inc. (formerly known as Renaissance Parent Corp.), the subsidiary guarantors identified therein and UBS AG, Stamford Branch, as administrative agent and collateral agent.

10.7***
Receivables Financing Agreement, dated as of May 17, 2016, by and among Gardner Denver Finance II LLC, Gardner Denver, Inc., as initial servicer, the various lenders and LC participants from time to time party thereto, PNC Bank, National Association, as LC bank and administrative agent, and PNC Capital Markets LLC, as structuring agent.

10.8*	Monitoring Agreement, dated as of July 30, 2013, by and between Gardner Denver Holdings, Inc. (formerly known as Renaissance Parent Corp.) and Kohlberg Kravis Roberts & Co. L.P.
10.9*
First Amendment, dated as of June 9, 2014, to the Monitoring Agreement, dated as of July 30, 2013, by and between Garner Denver Holdings, Inc. (formerly known as Renaissance Parent Corp.) and Kohlberg Kravis Roberts & Co. L.P.

10.10***
Indemnification Agreement, dated as of July 30, 2013, by and among KKR Renaissance Aggregator L.P.; KKR Renaissance Aggregator GP LLC; Gardner Denver Holdings, Inc. (formerly known as Renaissance Parent Corp.); Gardner Denver, Inc. and Kohlberg Kravis Roberts & Co. L.P.

10.11***	Transaction Fee Letter, dated as of July 30, 2013, by and between Kohlberg Kravis Roberts & Co. L.P. and Gardner Denver Holdings, Inc. (formerly known as Renaissance Parent Corp.)
10.12**	Form of Stockholders Agreement
10.13†***	Form of Management Stockholder’s Agreement
10.14***	Form of Director Stockholder’s Agreement
10.15***	Form of Advisor Stockholder’s Agreement

Exhibit Number	Exhibit Description
10.16***	Form of Director Stock Option Agreement under the 2013 Stock Incentive Plan for Key Employees of Gardner Denver Holdings, Inc. (formerly known as Renaissance Parent Corp.) and its Subsidiaries
10.17†***
Form of Management Stock Option Agreement (December 2013) under the 2013 Stock Incentive Plan for Key Employees of Gardner Denver Holdings, Inc. (formerly known as Renaissance Parent Corp.) and its Subsidiaries

10.18†***
Form of Management Stock Option Agreement (May 2015) under the 2013 Stock Incentive Plan for Key Employees of Gardner Denver Holdings, Inc. (formerly known as Renaissance Parent Corp.) and its Subsidiaries

10.19†***
Form of Management Stock Option Agreement (May 2016, 3 year vesting) under the 2013 Stock Incentive Plan for Key Employees of Gardner Denver Holdings, Inc. (formerly known as Renaissance Parent Corp.) and its Subsidiaries

10.20†***
Form of Management Stock Option Agreement (May 2016, 5 year vesting) under the 2013 Stock Incentive Plan for Key Employees of Gardner Denver Holdings, Inc. (formerly known as Renaissance Parent Corp.) and its Subsidiaries

10.21†***
Form of Management Stock Option Agreement (December 2016) under the 2013 Stock Incentive Plan for Key Employees of Gardner Denver Holdings, Inc. (formerly known as Renaissance Parent Corp.) and its Subsidiaries

10.22†***
Form of Amendment to Stock Option Agreement or Stock Appreciation Right Agreement under the 2013 Stock Incentive Plan for Key Employees of Gardner Denver Holdings, Inc. (formerly known as Renaissance Parent Corp.) and its Subsidiaries

10.23†***
Stock Option Agreement, dated as of March 7, 2014, between under the 2013 Stock Incentive Plan for Key Employees of Gardner Denver Holdings, Inc. (formerly known as Renaissance Parent Corp.) between Gardner Denver Holdings, Inc. (formerly known as Renaissance Parent Corp.) and Andrew Schiesl.

10.24†***	Form of Sale Participation Agreement
10.25†***	Offer Letter, dated April 17, 2015, between Vicente Reynal and Gardner Denver, Inc.
10.26†***	Offer Letter, dated November 19, 2015, between Vicente Reynal and Gardner Denver, Inc.
10.27†***	Offer Letter, dated November 18, 2015, between Todd Herndon and Gardner Denver, Inc.
10.28†***	Offer Letter, dated September 2, 2016, between Todd Herndon and Gardner Denver, Inc.
10.29†***	Offer Letter, dated June 9, 2013, between Gardner Denver Holdings, Inc. (formerly known as Renaissance Parent Corp.) and Patrick Bennett
10.30†***	Letter Agreement, dated August 15, 2013, between Patrick Bennett and Gardner Denver Holdings, Inc. (formerly known as Renaissance Parent Corp.)
10.31†***	Offer Letter, dated November 25, 2013, between Gardner Denver, Inc. and Andy Schiesl
10.32†***	Employment Contract, dated April 29, 2016, between Gardner Denver Deutschland GmbH and Enrique Miñarro Viseras
10.33†***	Offer Letter, dated March 16, 2016, between Gardner Denver Deutschland GmbH and Enrique Miñarro Viseras
10.34†***	Separation and Release Agreement, dated September 21, 2016, between Gardner Denver, Inc. and Jeff Likosar
10.35†***	Separation and Release Agreement, dated October 6, 2016, between Gardner Denver, Inc. and Saeid Rahimian
21.1***	Subsidiaries of Gardner Denver Holdings, Inc.
23.1**	Consent of Simpson Thacher & Bartlett LLP (included in Exhibit 5.1)
23.2*	Consent of Deloitte & Touche LLP
24.1***	Power of Attorney
*	Filed herewith.
**	To be filed by amendment.
***	Previously filed.
†	Identifies exhibits that consist of a management contract or compensatory plan or arrangement.

SCHEDULE I - CONDENSED FINANCIAL STATEMENTS
GARDNER DENVER HOLDINGS, INC.
 (PARENT COMPANY ONLY)
CONDENSED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(Dollars in thousands)

	For the Years Ended December 31,
	2016	2015	2014
Revenues	$—	$—	$—
Cost of sales	—	—	—
Gross profit	—	—	—
Operating expense	12,948	7,362	3,930
Loss before income taxes	(12,948)	(7,362)	(3,930)
Income tax benefit	(4,510)	(2,498)	(1,333)
Loss of Parent Company	(8,438)	(4,864)	(2,597)
Equity in undistributed loss of subsidiaries	(28,182)	(346,289)	(132,426)
Net loss	(36,620)	(351,153)	(135,023)
Other comprehensive loss	(76,854)	(130,267)	(178,608)
Comprehensive loss	$(113,474)	$(481,420)	$(313,631)

SCHEDULE I - GARDNER DENVER HOLDINGS, INC.
 (PARENT COMPANY ONLY)
CONDENSED BALANCE SHEETS
(Dollars in thousands)

	For the Years Ended December 31,
	2016	2015
Assets
Current assets:
Cash and cash equivalents	$305	$92
Other current assets	—	53
Total current assets	305	145
Equity in net assets of subsidiaries	276,880	378,836
Intercompany receivables	—	8,754
Deferred tax assets	7,008	2,498
Total assets	$284,193	$390,233

Liabilities and Stockholders’ Equity
Current liabilities:
Intercompany payables	$18,230	$—
Other liabilities	54	—
Total current liabilities	18,284	—
Total liabilities	18,284	—
Stockholders’ equity:
Common stock, $0.01 par value; 1,000,000,000 shares authorized; 245,867,122 and 245,369,363 shares issued at December 31, 2016 and December 31, 2015, respectively)	2,459	2,454
Capital in excess of par value	1,221,469	1,218,216
Accumulated deficit	(596,233)	(559,613)
Accumulated other comprehensive loss	(342,364)	(265,510)
Treasury stock at cost: 3,098,733 and 944,389 at December 31, 2016 and December 31, 2015, respectively	(19,423)	(5,314)
Total Gardner Denver Holdings, Inc. stockholders’ equity	265,908	390,233
Total liabilities and stockholders’ equity	$284,193	$390,233

SCHEDULE I - GARDNER DENVER HOLDINGS, INC.
 (PARENT COMPANY ONLY)
 CONDENSED STATEMENTS OF CASH FLOWS
(Dollars in thousands)

	For the Years Ended December 31,
	2016	2015	2014
Cash Flows From Operating Activities:
Net cash provided by (used in) operating activities	$11,064	$(2,018)	$(25,460)

Cash Flows From Investing Activities:
Net cash used in investing activities	—	—	—

Cash Flows From Financing Activities:
Purchases of treasury stock	(14,109)	(2,104)	(3,210)
Proceeds from the issuance of common stock	3,258	4,168	15,888
Net cash (used in) provided by financing activities	(10,851)	2,064	12,678
Increase (decrease) in cash and cash equivalents	213	46	(12,782)
Cash and cash equivalents, beginning of year	92	46	12,828
Cash and cash equivalents, end of year	$305	$92	$46

SCHEDULE I - GARDNER DENVER HOLDINGS, INC.
(PARENT COMPANY ONLY)
NOTES TO CONDENSED FINANCIAL STATEMENTS

1. Overview and Basis of Presentation

On July 30, 2013, Gardner Denver, Inc. was acquired by an affiliate of Kohlberg Kravis Roberts & Co. L.P. (“KKR”). The acquisition (also referred to as the “Merger”) was effected by the merger of Renaissance Acquisition Corp. with and into Gardner Denver, Inc., with Gardner Denver, Inc. being the surviving corporation. As a result of the Merger, Gardner Denver, Inc. became a wholly-owned subsidiary of Gardner Denver Holdings, Inc. (formerly Renaissance Parent Corp.)

Gardner Denver Holdings, Inc. Parent Company only financial information has been derived from its consolidated financial statements and should be read in conjunction with the consolidated financial statements included in this Form S-1. The accounting policies for the registrant are the same as those described in Note 1 in the section, “Notes to the Consolidated Financial Statements”.

2. Subsidiary Transactions

Investment in Subsidiaries. Gardner Denver Holdings, Inc.’s investment in subsidiaries is stated at cost plus equity in undistributed earnings of subsidiaries.

Dividends and Capital Distributions. There were no dividends received from subsidiaries during the periods ending December 31, 2016, 2015 and 2014.

3. Debt

A discussion of long-term debt, including the five-year debt maturity schedule, can be found in Note 10 in the section, “Notes to the Consolidated Financial Statements”. Gardner Denver Holdings, Inc. had no long-term debt obligations at December 31, 2016 and 2015.

4. Contingencies

For a summary of contingencies, see Note 18 in the section, “Notes to the Consolidated Financial Statements”.